Exhibit 99.1

Notice of Meeting and
Management Information Circular

For the Special Meeting of Shareholders of NOVADAQ Technologies Inc.

To be held on Friday, August 4, 2017

The Board of Directors Unanimously Recommends that Shareholders Vote
 FOR the Arrangement Resolution

July 6, 2017

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult with your investment dealer, broker, lawyer or other professional advisor. This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. If you have questions, you may contact Novadaq Technologies Inc.’s proxy solicitation agent, Shorecrest Group, by telephone at 1-888-637-5789 (toll free in North America) or 1-647-931-7454 (collect outside North America), or by email at contact@shorecrestgroup.com.

novadaq.com

Information Circular Summary

The following is a summary of certain information contained in this Information Circular, including its Appendices. This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Information Circular, including its Appendices. Certain capitalized terms used in this summary are defined in the Glossary of Terms of this Information Circular attached hereto as Appendix “A”. Shareholders are urged to read this Information Circular and its Appendices carefully and in their entirety.

At the meeting, you will be asked to vote on the acquisition, by way of a plan of arrangement, of Novadaq Technologies Inc. by Stryker Corporation.

Vote Recommendation

The Board of Directors has unanimously approved the Arrangement and unanimously recommends that Shareholders vote FOR the Arrangement Resolution.

Record Date

You are entitled to vote at the meeting if you were a holder of common shares at the close of business on July 5, 2017.

Proxy Submission Deadline

To ensure that your vote is counted, please vote by 10:00 a.m. on Wednesday August 2, 2017.

Attending the Meeting

If you plan to attend the Meeting, please follow the instructions in this Information Circular under “Shareholders Entitled to Vote”.

Your vote is very important! These materials are important and require your immediate attention.

If you have any questions, please contact Shorecrest Group, our proxy solicitation agent, by telephone at 1-888-637-5789 toll-free in North America or by email at contact@shorecrestgroup.com. Banks, brokers and collect calls outside North America should call 1-647-931-7454.

Special Meeting Information

Date:      Friday August 4, 2017

Time:     10:00 a.m. (Toronto time)

Place:             Stikeman Elliott LLP
199 Bay Street
Suite 5300
Commerce Court West
Toronto, ON M5L 1B9

How You Can Vote

Your vote is important. To ensure that your Shares will be represented and voted at the meeting, please submit your vote as soon as possible by one of the following methods:

Registered Shareholders can vote:

Over the Internet

Visit www.investorvote.com and use the control number located on your proxy.

By Telephone

Call 1-866-732-8683 and use the control number located on your proxy.

By Mail

Mark, sign and date your proxy form and return it in the enclosed postage-paid envelope.

Beneficial Shareholders can vote:

Over the Internet

Visit www.proxyvote.com and use the control number located on your Broadridge Voting Instruction Form.

By Telephone

Call the toll-free number located on your Broadridge Voting Instruction Form and use the control number provided.

By Mail

Mark, sign and date your proxy form and return it in the enclosed postage-paid envelope.

Plan of Arrangement Summary

Shareholders of Novadaq Technologies Inc. are being asked to consider and, if thought advisable, approve the Arrangement involving, among other things, the acquisition by Stryker Corporation, of all the outstanding Shares of Novadaq Technologies Inc. pursuant to the Arrangement Agreement dated June 16, 2017 among Novadaq Technologies Inc., Stryker Corporation and Stryker Canada Operations ULC.

Payment for Shares of Novadaq Technologies Inc.

Under the Arrangement, Stryker Corporation will acquire all the issued and outstanding Shares of Novadaq Technologies Inc. for US$11.75 per Share in cash (the “Consideration”), implying a total equity value of approximately US$701 million.

Shareholder Action Needed

1.              Shareholders are urged to vote using the enclosed proxy or voting instruction form. Shareholders are asked to vote in accordance with the instructions provided in sufficient time for their vote to be received by 10:00 a.m. (Toronto time) on August 2, 2017 (or no later than 48 hours, excluding Saturdays, Sundays and statutory holidays, before any reconvened meeting if the Meeting is adjourned or postponed).

2.              Payment. If the Arrangement is approved and completed, and you are a Registered Shareholder, before you can receive the consideration for your Shares, the depositary will need to receive your share certificate(s) and the letter of transmittal and election form (printed on yellow paper) completed by you.

If you are a Beneficial Shareholder, you should follow the instructions provided by your Intermediary to receive the consideration for your Shares.

Currency

Any amounts payable under the Arrangement to Shareholders will be paid in U.S. dollars unless, prior to the Effective Time of the Arrangement, Shareholders elect in the applicable election form to receive such amounts in Canadian dollars.

Premium to Shareholders

The Consideration represents a premium of approximately 95.8% over the closing price of the Shares on the NASDAQ on June 16, 2017, the last trading day before the announcement of the Arrangement.

novadaq.com

July 6, 2017

Dear Securityholder,

The board of directors of Novadaq Technologies Inc. (the “Company” or “Novadaq”) cordially invites you to attend a special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares (the “Shares”) of the Company to be held at the offices of Stikeman Elliott LLP, 199 Bay Street, Commerce Court West, Suite 5300, Toronto, Ontario, Canada, M5L 1B9 on August 4, 2017 at 10:00 a.m. (Toronto time).

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass a special resolution (the “Arrangement Resolution”) approving a statutory plan of arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act involving the Company, Stryker Corporation (the “Purchaser”) and Stryker Canada Operations ULC (“Acquireco”), pursuant to which the Purchaser, through Acquireco, will, among other things, acquire all of the issued and outstanding Shares at a price of US$11.75 per Share in cash (the “Consideration”), implying a total equity value of approximately US$701 million. The Consideration represents a premium of approximately 95.8% over the closing price of the Shares on the NASDAQ on June 16, 2017, the last trading day before the announcement of the Arrangement.

The accompanying notice of special meeting (the “Notice of Meeting”) and management information circular (the “Information Circular”) contain a detailed description of the Arrangement, including certain risk factors relating to the completion of the Arrangement, and set forth the actions to be taken by Shareholders at the Meeting. You should carefully consider all of the relevant information in the Notice of Meeting and the Information Circular and consult with your financial, legal or other professional advisors if you require assistance.

The board of directors of the Company (the “Board of Directors”), based in part on the unanimous recommendation of the special committee of the Board of Directors comprised entirely of independent directors (the “Special Committee”) and after receiving advice from its legal and financial advisors, has determined that the Arrangement is in the best interests of the Company and the Consideration to be received by Shareholders pursuant to the Arrangement is fair to the Shareholders and unanimously recommends that the Shareholders vote FOR the Arrangement Resolution. Each director and officer of the Company intends to vote all of his or her Shares FOR the Arrangement Resolution. The determination of the Special Committee and the Board of Directors is based on various factors described more fully in the accompanying Information Circular.

We are asking you to take two actions.

First, we are asking that you vote your Shares. Your vote is important regardless of how many Shares you own. If you are a registered holder of Shares (a “Registered Shareholder”), whether or not you plan to attend the Meeting, to vote your Shares, you can vote via the Internet or telephone or return a duly completed and executed form of proxy to Computershare Investor Services Inc. by hand or by mail at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, in accordance with the instructions set forth in this Information Circular and in the form of proxy and in any event by no later than 10:00 a.m. (Toronto time) on August 2, 2017 (or no later than 48 hours, excluding Saturdays, Sundays and statutory holidays, before any reconvened meeting if the Meeting is adjourned or postponed). You are encouraged to vote via the Internet or telephone to ensure that your vote is received by the voting deadline. If you hold Shares beneficially (a “Beneficial Shareholder”) through a broker, investment dealer, bank, trust company or other intermediary (an “Intermediary”), you should follow the instructions provided by your Intermediary to ensure your vote is counted at the Meeting.

Second, if the Arrangement is approved and completed, and you are a Registered Shareholder, before you can receive the consideration for your Shares, the depositary will need to receive your share certificate(s) and

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the letter of transmittal and election form (printed on yellow paper) completed by you. If you are a Beneficial Shareholder, you should follow the instructions provided by your Intermediary in order to receive the consideration for your Shares.

Any amounts payable to you will be paid in U.S. dollars unless prior to the effective time of the Arrangement you elect in the applicable election form to receive such amounts in Canadian dollars. If you are a Registered Shareholder, you must make such an election in the Letter of Transmittal and Election Form (printed on yellow paper). If you are a Beneficial Shareholder, you must request that the Intermediary in whose name your Shares are registered make such an election on your behalf. If you are a holder of Options, RSUs and DSUs, you must make such an election in the Election Form for Holders of Options, RSUs and DSUs (printed on green paper). The exchange rate that will be used to convert payments from U.S. dollars into Canadian dollars will be the rate established by Computershare Trust Company of Canada, in its capacity as foreign exchange service provider to the Company, on the date the funds are converted, which rate will be based on the prevailing market rate on the date the funds are converted. The risk of any fluctuations in such rate, including risks relating to the particular date and time at which funds are converted, will be solely borne by you.

The Arrangement is subject to customary closing conditions for a transaction of this nature, including court approval, applicable regulatory approvals, and approval of: (i) at least 66 2/3% of the votes cast by Shareholders present in person or represented by proxy at the Meeting, and (ii) at least a simple majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting excluding votes attaching to Shares held by an “interested party” to the Arrangement within the meaning of Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions. Given the small number of Shares required to be excluded for minority approval purposes, approval of the Arrangement by at least 66 2/3% of the votes cast by Shareholders will result in majority of the minority approval being obtained. If the Shareholders approve the Arrangement, it is anticipated that the Arrangement will be completed in the third quarter of 2017, subject to satisfaction of all outstanding conditions including obtaining the above referenced court approvals and applicable regulatory approvals.

If you have any questions or need assistance in your consideration of the Arrangement or with the completion and delivery of your proxy, please contact your financial, legal or other professional advisors or the Company’s proxy solicitation agent, Shorecrest Group, by telephone at 1-888-637-5789 (toll free in North America) or 1-647-931-7454 (collect outside North America), by email at contact@shorecrestgroup.com. If you have any questions about submitting your Shares to the Arrangement including with respect to completing the applicable letter of transmittal, please contact Computershare Trust Company of Canada, which is acting as depositary under the Arrangement, toll free at 1-800-564-6253 or within Canada at 1-514-982-7555 or by email at corporateactions@computershare.com.

On behalf of Novadaq, I would like to thank all of our Securityholders for their continuing support.

DATED at Toronto, this 6th day of July 2017.

BY ORDER OF THE BOARD OF DIRECTORS,

William MacKinnon
Chairman of the Board

NOVADAQ TECHNOLOGIES INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE THAT a special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares (the “Shares”) of Novadaq Technologies Inc. (the “Company”) will be held at the offices of Stikeman Elliott LLP, 199 Bay Street, Commerce Court West, Suite 5300, Toronto, Ontario, Canada, M5L 1B9 on August 4, 2017 at 10:00 a.m. (Toronto time) for the following purposes:

1.                    to consider, pursuant to an interim order of the Ontario Superior Court of Justice (Commercial List) dated July 6, 2017 as the same may be amended (the “Interim Order”), and, if thought advisable to pass, with or without variation, a special resolution (the “Arrangement Resolution”) to approve a proposed plan of arrangement involving the Company, the Purchaser and Acquireco (the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act (the “CBCA”), the full text of which is set forth in Appendix “B” to the accompanying management information circular (the “Information Circular”); and

2.                    to transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular which accompanies and is deemed to form part of this Notice of Meeting.

Shareholders are entitled to vote at the Meeting either in person or by proxy with each Share entitling the holder thereof to one vote at the Meeting. The Board of Directors of the Company (the “Board of Directors”) has fixed July 5, 2017 (the “Record Date”), as the record date for determining Shareholders who are entitled to receive notice of and vote at the Meeting. Only Shareholders whose names have been entered in the register of the Company as at the close of business on the Record Date will be entitled to receive notice of and vote at the Meeting.

If you are a registered Shareholder, to ensure that your vote is recorded, please vote via the Internet or telephone using the control number provided on the enclosed form of proxy. Alternatively, please return the enclosed form of proxy in the envelope provided for that purpose, properly completed and duly signed, to the Company’s transfer agent, Computershare Investor Services Inc. (the “Transfer Agent”), at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, in accordance with the instructions included with the form of proxy, prior to 10:00 a.m. (Toronto time) on August 2, 2017 (or no later than 48 hours, excluding Saturdays, Sundays and statutory holidays, before any reconvened meeting if the Meeting is adjourned or postponed), whether or not you plan to attend the Meeting. Notwithstanding the foregoing, the Chairman of the Meeting has the discretion to accept proxies received after such deadline. The time limit for the deposit of proxies may also be waived or extended by the Chairman of the Meeting at his or her discretion, without notice.

If you hold your Shares through a broker, investment dealer, bank, trust company or other intermediary (an “Intermediary”), you should follow the instructions provided by your Intermediary to ensure your vote is counted at the Meeting and should arrange for your Intermediary to complete the necessary transmittal documents to ensure that you receive payment for your securities if the Arrangement is completed.

The voting rights attached to the Shares represented by a proxy in the enclosed form of proxy will be voted in accordance with the instructions indicated thereon. If no instructions are given, the voting rights attached to such Shares will be voted FOR the Arrangement Resolution.

A registered Shareholder who has given a proxy may revoke such proxy by: (a) completing and signing a proxy bearing a later date and depositing it with the Transfer Agent in accordance with the instructions set out above, or (b) depositing an instrument in writing executed by the registered Shareholder or by the Shareholder’s personal representative authorized in writing (i) at the office of the Transfer Agent no later than 10:00 a.m. (Toronto time) on August 2, 2017 or in the event that the Meeting is adjourned or postponed, no later than 48 hours, excluding Saturdays, Sundays, and statutory holidays, before any reconvened Meeting, (ii) with the scrutineers of the Meeting, addressed to the attention of the Chairman of the Meeting, prior to the commencement of the Meeting on the day of the Meeting, or where the Meeting has been adjourned or postponed, prior to the commencement of the reconvened or postponed Meeting on the day of such reconvened or postponed Meeting, or (iii) in any other manner permitted by law.

A non-registered Shareholder who has given voting instructions to an Intermediary may revoke such voting instructions by following the instructions of such Intermediary. However, an Intermediary may be unable to take any action on the revocation if such revocation is not provided sufficiently in advance of the Meeting or any adjournment or postponement thereof.

Pursuant to the Interim Order, registered Shareholders have been granted the right to dissent in respect of the Arrangement and, if the Arrangement becomes effective, to be paid an amount equal to the fair value of their Shares in accordance with the provisions of section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement. Any right to dissent must be exercised by providing written notice to the Company at 5090 Explorer Drive, Suite 202, Mississauga, Ontario, L4W 4T9 (Attn: Derrick Guo) not later than 4:00 p.m. (Toronto time) on August 2, 2017 (or not later than 4:00 p.m. (Toronto time) on the day which is two (2) Business Days immediately preceding the date that any adjourned or postponed meeting of Shareholders is reconvened or held, as the case may be) in the manner described under the heading “Dissent Rights of Shareholders”. Failure to comply strictly with the dissent procedures described in this Information Circular will result in the loss or unavailability of any right to dissent. Persons who are beneficial owners of Shares registered in the name of an Intermediary who wish to dissent should be aware that only registered Shareholders are entitled to dissent. Accordingly, a beneficial owner of Shares desiring to exercise this right must make arrangements for the Shares beneficially owned by such Shareholder to be registered in the Shareholder’s name prior to the time the written objection to the Arrangement Resolution is required to be received by the Company or, alternatively, make arrangements for the registered holder of such Shares to exercise such right to dissent on the Shareholder’s behalf. It is strongly suggested that any Shareholder wishing to dissent seek independent legal advice, as the failure to comply strictly with the provisions of the CBCA, as modified by the Interim Order and the Plan of Arrangement, may prejudice such Shareholder’s right to dissent. A copy of the Interim Order and the text of Section 190 of the CBCA are set forth in Appendix “G” and Appendix “I”, respectively, to the Information Circular.

If you have any questions or need assistance in your consideration of the Arrangement or with the completion and delivery of your proxy, please contact the Company’s proxy solicitation agent, Shorecrest Group, by telephone at 1-888-637-5789 (toll free in North America) or 1-647-931-7454 (collect outside North America), by email at contact@shorecrestgroup.com. If you have any questions about submitting your Shares to the Arrangement including with respect to completing the applicable letter of transmittal and election form (printed on yellow paper), please contact Computershare Trust Company of Canada, who is acting as depositary under the Arrangement, toll free at 1-800-564-6253 or within Canada at 1-514-982-7555 or by email at corporateactions@computershare.com.

DATED at Toronto, this 6th day of July 2017.

By order of the Board of Directors,

William MacKinnon
Chairman of the Board

TABLE OF CONTENTS

MANAGEMENT INFORMATION CIRCULAR	1
Introduction	1
Information Pertaining to the Purchaser and Acquireco	1
Forward-looking Statements	1
Notice to Shareholders Not Resident in Canada	2
Currency	3

QUESTIONS AND ANSWERS	4

SUMMARY	10
The Meeting	10
Background to the Arrangement	10
Recommendation of the Special Committee	10
Recommendation of the Board of Directors	11
Fairness Opinions	11
Effective Date	11
Consideration to be Received by Shareholders and Holders of Options, DSUs and RSUs	11
Currency Election	12
Certain Legal and Regulatory Matters	12
Required Shareholder Approvals	13
Interests of Certain Persons in the Arrangement	13
Arrangement Agreement	13
Termination Payment	14
Depositary and Proxy Solicitation Agent	14
Dissent Rights of Shareholders	14
Parties to the Arrangement	14
Risk Factors	15

INFORMATION CONCERNING THE MEETING	16
Date, Time and Place of Meeting	16
Purpose of the Meeting	16
Shareholders Entitled to Vote	16
Voting By Registered Shareholders	16
Voting By Beneficial Shareholders	18
Solicitation of Proxies	19

THE ARRANGEMENT	20
Background to the Arrangement	20
Recommendation of the Special Committee	23
Recommendation of the Board of Directors	23
Reasons for the Arrangement	24
Fairness Opinions	27
Effective Date	36
Arrangement Mechanics	36
Currency Election	37
Depositary Agreement	38
Certificates and Payment	38
Letter of Transmittal and Election Form	39
Interests of Certain Persons in the Arrangement	40
Intentions of Directors and Executive Officers	45
Effects on the Company if the Arrangement is Not Completed	46

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SUMMARY OF THE ARRANGEMENT AGREEMENT	46
Representations and Warranties	46
Covenants	46
Conditions to the Arrangement Becoming Effective	52
Termination of the Arrangement Agreement	54
Termination Payments and Expenses	55
Effective Date	57
Guarantee of the Purchaser	57
Injunctive Relief and Specific Performance	58
Amendment	58
Assignment	58
Governing Law	58

CERTAIN LEGAL AND REGULATORY MATTERS	59
Steps to Implementing the Arrangement and Timing	59
Required Shareholder Approvals	59
Court Approvals	60
Competition Act Approval	61
HSR Approval	62
Canadian Securities Law Matters	62
Stock Exchange De-Listing and Reporting Issuer Status	63

DISSENT RIGHTS OF SHAREHOLDERS	64

INFORMATION CONCERNING THE COMPANY	67

INFORMATION CONCERNING THE PURCHASER AND ACQUIRECO	69

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	69

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	72

RISK FACTORS	75
Risk Factors Relating to the Arrangement	75
Risk Factors Related to the Business of the Company	77

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	77

AUDITORS	77

OTHER INFORMATION AND MATTERS	78

ADDITIONAL INFORMATION	78

DIRECTORS’ APPROVAL	78

CONSENT OF PIPER JAFFRAY	79

CONSENT OF PERELLA WEINBERG	80

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ADDENDA

APPENDIX “A”	GLOSSARY OF TERMS

APPENDIX “B”	ARRANGEMENT RESOLUTION

APPENDIX “C”	ARRANGEMENT AGREEMENT

APPENDIX “D”	PLAN OF ARRANGEMENT

APPENDIX “E”	PIPER JAFFRAY FAIRNESS OPINION

APPENDIX “F”	PERELLA WEINBERG FAIRNESS OPINION

APPENDIX “G”	INTERIM ORDER

APPENDIX “H”	NOTICE OF APPLICATION FOR FINAL ORDER

APPENDIX “I”	SECTION 190 OF THE CBCA

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MANAGEMENT INFORMATION CIRCULAR

Introduction

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of management of the Company for use at the Meeting and any adjournment or postponement thereof.

In this Information Circular, Novadaq Technologies Inc. and its Subsidiaries are collectively referred to as the “Company” or “Novadaq”, as the context requires.

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth in the Glossary of Terms in Appendix “A” or elsewhere in the Information Circular. Information contained in this Information Circular is given as of July 6, 2017, except where otherwise noted and except that information in documents incorporated by reference is given as of the dates noted therein. No person has been authorized to give any information or to make any representation in connection with the Arrangement and other matters described herein other than those contained in this Information Circular and, if given or made, any such information or representation should be considered not to have been authorized by the Company or the Purchaser.

This Information Circular does not constitute the solicitation of an offer to purchase, or the making of an offer to sell, any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation or offer is not authorized or in which the person making such solicitation or offer is not qualified to do so or to any person to whom it is unlawful to make such solicitation or offer.

Information contained in this Information Circular should not be construed as legal, tax or financial advice and Shareholders are urged to consult their own legal, financial, tax or other professional advisors in connection therewith.

Descriptions in this Information Circular of the terms of the Arrangement Agreement, the Plan of Arrangement, the Fairness Opinions or the Interim Order are summaries of the terms of those documents. Shareholders should refer to the full text of each of these documents attached to this Information Circular in the Appendices. You are urged to carefully read the full text of these documents.

Information Pertaining to the Purchaser and Acquireco

Certain information in this Information Circular pertaining to the Purchaser and Acquireco under “Information Pertaining to the Purchaser and Acquireco” has been furnished by the Purchaser. Although the Company does not have any knowledge that would indicate that such information is untrue or incomplete, neither the Company nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, or for the failure by the Purchaser and Acquireco to disclose events or information that may affect the completeness or accuracy of such information.

Forward-looking Statements

Certain statements contained in this Information Circular may constitute forward-looking information under the meaning of applicable securities laws, which are based on the opinions, estimates and assumptions of the Company’s management and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Forward-looking information may include views related to the proposed combination of the Company and the Purchaser, including the anticipated benefits of the Arrangement, the completion of the Arrangement and other expectations of the Company and are often, but not always, identified by the use of words such as “aim”,

“anticipate”, “believe”, “budget”, “continue”, “could”, “estimate”, “expect”, “forecast”, “foresee”, “intend”, “may”, “might”, “plan”, “potential”, “predict”, “project”, “seek”, “should”, “strive”, “targeting”, “will” and similar words suggesting future outcomes or statements regarding an outlook.

Such statements reflect the Company’s current views with respect to future events and are based on information currently available to the Company and are subject to certain risks, uncertainties and assumptions, including those discussed below. Many factors could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements that may be expressed or implied by such forward-looking information. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

These risks and uncertainties include, but are not limited to, the satisfaction of the conditions to complete the Arrangement including the approval of the Arrangement by Shareholders and the Court, the receipt of the Regulatory Approvals, the anticipated Effective Date of the Arrangement and the absence of any event, change or other circumstances that could give rise to the termination of the Arrangement Agreement, the delay in or increase in cost of completing the Arrangement and the failure to complete the Arrangement for any other reason. Additional risks and uncertainties regarding the Company are described in its most recent Annual Information Form which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

Although the forward-looking information contained in this Information Circular is based upon what the Company believes are reasonable assumptions, Shareholders are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. The assumptions made in preparing the forward-looking information may include the assumptions that the conditions to complete the Arrangement will be satisfied, that the Arrangement will be completed within the expected time frame at the expected cost and that the Company and the Purchaser will not fail to complete the Arrangement for any other reason including but not limited to the matters discussed under “Risk Factors” section of the Information Circular.

These factors should be considered carefully, and the reader should not place undue reliance on the forward-looking information. Forward-looking information is made as of the date of this Information Circular, and the Company does not intend, and does not assume any obligation, to update or revise forward-looking information, except as may be required under applicable Laws. The forward-looking information and statements contained herein are expressly qualified in their entirety by this cautionary statement.

Notice to Shareholders Not Resident in Canada

The Company is a corporation organized under the laws of Canada. The solicitation of proxies involves securities of a Canadian issuer and is being effected in accordance with applicable corporate and securities laws in Canada. Shareholders should be aware that the requirements applicable to the Company under Canadian laws may differ from requirements under corporate and securities laws relating to corporations in other jurisdictions.

The enforcement of civil liabilities under the securities laws of other jurisdictions outside Canada may be affected adversely by the fact that the Company is organized under the laws of Canada, that a large portion of its assets are located in Canada and a large number of its directors and executive officers are residents of Canada. You may not be able to sue the Company or its directors or officers in a Canadian court for violations of foreign securities laws. It may be difficult to compel the Company to subject itself to a judgment of a court outside Canada.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY (INCLUDING THE U.S. SECURITIES AND EXCHANGE COMMISSION), NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF THIS

TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

In particular, this solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Securities Exchange Act of 1934. Accordingly, this Information Circular has been prepared in accordance with disclosure requirements in effect in Canada, which differ from disclosure requirements in the United States.

Shareholders who are foreign taxpayers should be aware that the Arrangement described in this Information Circular may have tax consequences both in Canada and such foreign jurisdiction. Such consequences for Shareholders are not described in this Information Circular. Shareholders are advised to consult their tax advisors to determine the particular tax consequences to them of the transactions contemplated in this Information Circular. Shareholders who are or may be subject to United States federal income tax are urged to review the statements under “Certain United States Federal Income Tax Considerations”.

Currency

All dollar amounts set forth in this Information Circular are in Canadian dollars, except where otherwise indicated. In this Information Circular, references to “$” or “C$” are to Canadian dollars and references to “U.S. dollars” or “US$” are to United States dollars.

On June 16, 2017, the date of the Arrangement Agreement, the indicative rate for one United States dollar expressed in Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = C$1.3232, or C$1.00 = US$0.7557. As of July 5, 2017, the indicative rate for one United States dollar expressed in Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = C$1.2982, or C$1.00 = US$0.7703. See also “The Arrangement — Currency Election”.

QUESTIONS AND ANSWERS

The following are selected Questions and Answers regarding the Arrangement and certain information contained in this Information Circular, including its Appendices, and are designed to help you understand such matters in more detail. These Questions and Answers are not intended to be complete and are qualified in their entirety by the more detailed information contained elsewhere in this Information Circular, including its Appendices. Certain capitalized terms used in this summary are defined in the Glossary of Terms of this Information Circular attached hereto as Appendix “A”. Shareholders are urged to read this Information Circular and its Appendices carefully and in their entirety.

About the Meeting

Q:                                  Why did I receive this package of information?

A:                                   On June 16, 2017, the Company entered into the Arrangement Agreement with Stryker Corporation (the “Purchaser”) and Stryker Canada Operations ULC (“Acquireco”) pursuant to which the Purchaser has agreed to acquire, through Acquireco, all of the issued and outstanding Shares pursuant to the Plan of Arrangement. This acquisition is subject to, among other things, obtaining approval of the Shareholders. As a Shareholder as of the close of business on July 5, 2017, you are entitled to receive notice of and vote at the Meeting. We are soliciting your proxy, or vote, and providing this Information Circular in connection with that solicitation.

Q:                                  When and where is the Meeting?

A:                                   The Meeting will be held at 10:00 a.m. (Toronto time) on August 4, 2017 at the offices of Stikeman Elliott LLP, 199 Bay Street, Commerce Court West, Suite 5300, Toronto, Ontario, Canada, M5L 1B9 unless adjourned or postponed.

Q:                                  What am I being asked to vote on?

A:                                   You are being asked to vote on the Arrangement Resolution to approve the Plan of Arrangement, which provides for, among other things, the acquisition by the Purchaser, through Acquireco, of all of the issued and outstanding Shares.

Q:                                  Does the Board of Directors support the Arrangement?

A:                                   Yes. After careful consideration and taking into account, among other things, the recommendation of the Special Committee, the Board of Directors, after receiving legal and financial advice, has unanimously determined that the Arrangement is in the best interests of the Company and the Consideration to be received by Shareholders pursuant to the Arrangement is fair to the Shareholders. Accordingly, the Board of Directors unanimously recommends that the Shareholders vote FOR the Arrangement Resolution.

In forming its recommendation, the Board of Directors considered a number of factors, including, among other things, opinions from each of Piper Jaffray & Co. and Perella Weinberg Partners LP, to the effect that, as of June 16, 2017 and based on and subject to the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by each of them, as described in their respective written opinions (as described herein and attached hereto in Appendix “E” and “F”, respectively), the Consideration to be received by the Shareholders in the Arrangement was fair, from a financial point of view, to such Shareholders.

Q:                                  Who is entitled to vote on the Arrangement Resolution at the Meeting and how will votes be counted?

A:                                   All Shareholders as of the close of business on July 5, 2017 (the “Record Date”) are entitled to vote on the Arrangement Resolution at the Meeting. Computershare Investor Services Inc., the Company’s transfer agent and registrar, will count the votes.

Q:                                  What if I acquire ownership of Shares after the Record Date of July 5, 2017?

A:                                   Only Shareholders as of the close of business on the Record Date are entitled to receive notice of, attend, be heard and vote at the Meeting.

Q:                                  How can I vote my Shares?

A:                                   If you were a Registered Shareholder as of the close of business on the Record Date, you can attend and vote at the Meeting. If you cannot attend the Meeting in person, please carefully follow the instructions provided in the enclosed form of proxy in order to vote.

If you are a Beneficial Shareholder (meaning that your Shares are held on your behalf, or for your account, by a broker, investment dealer, bank, trust company or other Intermediary), please carefully follow the instructions provided by such Intermediary in order to vote.

Q:                                  How many securities are entitled to Vote?

A:                                   As of the Record Date, there were 57,822,042 Shares issued and outstanding each of which carry one vote per Share for all matters coming before Shareholders at the Meeting. Only Shareholders of record as at the Record Date will be entitled to vote at the Meeting.

Q:                                  Am I entitled to Dissent Rights?

A:                                   Only Registered Shareholders are entitled to dissent. Dissent Rights must be exercised by providing written notice to the Company at or before 4:00 p.m. (Toronto time) on August 2, 2017 (or not later than 4:00 p.m. (Toronto time) on the day which is two (2) Business Days immediately preceding the date that any adjourned or postponed meeting of Shareholders is reconvened or held, as the case may be) in the manner described under the heading “Dissent Rights of Shareholders”. Failure to strictly comply with these dissent procedures may result in the loss or unavailability of Dissent Rights. If a Registered Shareholder properly exercises the right to dissent, and the Arrangement is completed, the Dissenting Shareholder is entitled to be paid the “fair value” of its Dissenting Shares as of the close of business on the day before the day the Arrangement Resolution is adopted. This amount may be the same as, more than or less than the Consideration under the Arrangement.

Beneficial Shareholders desiring to exercise Dissent Rights must make arrangements for the Shares beneficially owned by such Shareholder to be registered in the Shareholder’s name prior to 4:00 p.m. (Toronto time) on August 2, 2017 (or not later than 4:00 p.m. (Toronto time) on the day which is two (2) Business Days immediately preceding the date that any adjourned or postponed meeting of Shareholders is reconvened or held, as the case may be) or, alternatively, make arrangements for the registered holder of such Shares to dissent on the Shareholder’s behalf.

About the Arrangement

Q:                                  What is a plan of arrangement?

A:                                   A plan of arrangement is a statutory procedure under Canadian corporate law that allows companies to carry out transactions with the approval of their shareholders and the Court. The Plan of Arrangement that you are being asked to consider will provide for, among other things, the acquisition by the Purchaser, through Acquireco, of all of the issued and outstanding Shares.

Q:                                  I own Shares. What will I receive if the Arrangement is completed?

A:                                   Pursuant to the Arrangement, Acquireco will acquire all of the issued and outstanding Shares, in consideration of which Shareholders will be entitled to receive US$11.75 in cash per Share. If a Shareholder is a Registered Shareholder, such amount will be paid in U.S. dollars unless, prior to the Effective Time, the Registered Shareholder elects in the Letter of Transmittal and Election Form to receive such amount in Canadian dollars. If the Shareholder is a Beneficial Shareholder, the Beneficial Shareholder must request that the Intermediary in whose name its Shares are registered make such an election on its behalf.

Q:                                  What premium does the Consideration offered for the Shares represent?

A:                                   The Consideration represents a premium of approximately 95.8% over the closing price of the Shares on NASDAQ on June 16, 2017, the last trading day before the announcement of the Arrangement.

Q:                                  What approvals are required for the Arrangement to become effective?

A:                                   Completion of the Arrangement is subject to the conditions precedent contained in the Arrangement Agreement having been satisfied, including receipt of: (i) the Required Shareholder Approvals; (ii) the Final Order; and (iii) the Competition Act Approval and the HSR Approval.

With respect to the Required Shareholder Approvals, the Arrangement Resolution must be approved by not less than 66 2/3% of the votes validly cast by Shareholders present in person or by proxy at the Meeting and also by at least a simple majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting excluding votes attaching to Shares held by an “interested party” to the Arrangement within the meaning of MI 61-101. See “Certain Legal and Regulatory Matters — Required Shareholder Approvals”.

Q:                                  How will I know when all required approvals have been received?

A:                                   The Company plans to issue a press release once all the necessary approvals have been received and conditions to the completion of the Arrangement have been satisfied or waived.

Q:                                  In what currency will I receive my consideration? Can I elect to receive my consideration in a currency other than U.S. dollars?

A:                                   Any amounts payable under the Arrangement to Securityholders will be paid in U.S. dollars unless prior to the effective time of the Arrangement they elect in the applicable election form to receive such amounts in Canadian dollars.

Q:                                  How do I make the currency election?

A:                                   Registered Shareholders must make a currency election in the Letter of Transmittal and Election Form (printed on yellow paper). Beneficial Shareholders must request that the Intermediary in whose name their Shares are registered make such an election on their behalf. Holders of Options, RSUs and DSUs must make such an election in the Election Form for Holders of Options, RSUs and DSUs (printed on green paper).

The exchange rate that will be used to convert payments from U.S. dollars into Canadian dollars will be the rate established by Computershare Trust Company of Canada, in its capacity as foreign exchange service provider to the Company, on the date the funds are converted, which rate will be based on the prevailing market rate on the date the funds are converted. The risk of any fluctuations in such rate, including risks relating to the particular date and time at which funds are converted, will be solely borne by the Securityholders. Computershare Trust Company of Canada will act as principal in such currency conversion transactions conducted for the Company and may earn a commercially reasonable spread between the exchange rate it uses to convert payments and the rate used by any counterparty from which it may purchase Canadian currency as reasonable compensation for its services to the Company as foreign exchange service provider. Currency exchange transactions involve complex tax matters for Securityholders that are subject to or may be subject to United States federal income tax and those Securityholders are urged to review the statements under “Certain United States Federal Income Tax Considerations.”

Q:                                  When will I receive the Consideration for my Shares?

A:                                   You will receive the Consideration for your Shares as soon as practicable after the Arrangement is completed, provided you have sent all of the necessary documentation to the Depositary. If the Shareholders approve the Arrangement, it is anticipated that the Arrangement will be completed in the third quarter of 2017, subject to satisfaction of all outstanding conditions including obtaining the requisite court approvals and applicable regulatory approvals.

Q:                                  What will I have to do as a Shareholder to receive the Consideration for my Shares?

A:                                   If you are a Registered Shareholder, you will receive a Letter of Transmittal and Election Form (printed on yellow paper) that you must complete and send with the certificate(s) (if applicable) representing your Shares to the Depositary. The Depositary will mail you a cheque by first class mail as soon as practicable after the Effective Date or upon receipt of your completed Letter of Transmittal and Election Form and of your Share certificate(s).

If you are a Beneficial Shareholder, you will receive your payment through your account with your broker, investment dealer, bank, trust company or other Intermediary that holds Shares on your behalf. You should contact your Intermediary if you have questions about this process.

Q:                                  What happens if the Shareholders do not approve the Arrangement?

A:                                   If the Company does not receive the required vote by Shareholders in favour of the Arrangement Resolution, the Arrangement will not become effective. Additionally, the Purchaser is not required to complete the Arrangement if Shareholders have exercised their Dissent Rights in connection with the Arrangement with respect to more than 10% of the outstanding Shares. Failure to complete the Arrangement is likely to have a material negative effect on the market price of the Shares. Further, depending on the circumstances in which termination of the Arrangement Agreement occurs, we may have to pay the Termination Payment to the Purchaser. See “Risk Factors” and “Summary of the Arrangement Agreement — Termination Payments and Expenses”.

Q:                                  Will the Shares continue to be listed on the TSX and/or NASDAQ after the Arrangement?

A:                                   No. The Shares will be de-listed from the TSX and NASDAQ as soon as practicable following the completion of the Arrangement.

About Shares, Options, DSUs and RSUs

Q:                                  I hold Options. What will happen to my Options under the Arrangement?

A:                                   Under the Arrangement, each Option outstanding immediately prior to the Effective Time, whether vested or unvested, will be exchanged for a cash payment equal to the amount, if any, by which US$11.75 exceeds the U.S. Equivalent Exercise Price of the Option (being the exercise price of the Option, as converted to U.S. dollars using the Bank of Canada closing exchange rate on the date that is two (2) Business Days preceding the Effective Date), in each case, less applicable withholdings, and then all such Options will be cancelled by the Company. Where such amount is zero or negative, the Option will be cancelled by the Company without the payment of any consideration. All Options will be subsequently cancelled by the Company.

Q:                                  I hold DSUs and/or RSUs. What will happen to my DSUs and RSUs under the Arrangement?

A:                                   Under the Arrangement, each DSU and RSU outstanding immediately prior to the Effective Time, whether vested or unvested, will be exchanged for a cash payment of US$11.75 (which amount will be paid in U.S. dollars unless, prior to the Effective Time, the Securityholder elects in the Election Form for Holders of Options, RSUs and DSUs to receive such amount in Canadian dollars) less applicable withholdings, and then all such DSUs and RSUs will be cancelled by the Company.

About Tax Consequences to Shareholders

Q:                                  What are the tax consequences of the Arrangement to me as a Shareholder?

A:                                   This Information Circular contains a summary of the principal Canadian and U.S. federal income tax considerations in respect of the Arrangement generally applicable to a Shareholder. Please see the discussions under the heading “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.

The summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular Shareholder. The summary is not exhaustive of all Canadian and U.S. federal income tax considerations. Accordingly, you should consult your own tax advisors with respect to the tax consequences of the Arrangement having regard to your particular circumstances.

The summary does not address the tax consequences to holders of Options, DSUs or RSUs. Such holders should consult their own tax advisors.

Whom to Call with Questions

Q:                                  Whom can I contact if I have questions?

A:                                   If you have any questions or need assistance in your consideration of the Arrangement or with the completion and delivery of your proxy, please contact the Company’s proxy solicitation agent:

Shorecrest Group.

Telephone:                                   1-888-637-5789 (toll free in North America) or

1-647-931-7454 (collect outside North America)

Email:                                                            contact@shorecrestgroup.com

If you have any questions about submitting your Shares to the Arrangement including with respect to completing the applicable letter of transmittal and election form (printed on yellow paper), please contact the Depositary:

Computershare Trust Company of Canada

Telephone:                                   1-800-564-6253 (toll free in North America) or

1-514-982-7555 (collect outside North America)

Email:                                                            corporateactions@computershare.com.

SUMMARY

The following is a summary of certain information contained in this Information Circular, including its Appendices. This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Information Circular, including its Appendices. Certain capitalized terms used in this summary are defined in the Glossary of Terms of this Information Circular attached hereto as Appendix “A”. Shareholders are urged to read this Information Circular and its Appendices carefully and in their entirety.

The Meeting

Meeting and Record Date

The Meeting will be held at 10:00 a.m. (Toronto time) on August 4, 2017 at the offices of Stikeman Elliott LLP, 199 Bay Street, Commerce Court West, Suite 5300, Toronto, Ontario, Canada, M5L 1B9. See “Information Concerning the Meeting”. The Board of Directors has fixed July 5, 2017 as the record date for determining Shareholders who are entitled to receive notice of and vote at the Meeting.

The Arrangement Resolution

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass the Arrangement Resolution, a copy of which is attached as Appendix “B” to this Information Circular. See “Certain Legal and Regulatory Matters — Required Shareholder Approvals” for a discussion of the Shareholder approval requirements to effect the Arrangement.

Voting at the Meeting

This Information Circular is being sent to all Shareholders. Only Registered Shareholders or the persons they appoint as their proxyholders are permitted to vote at the Meeting. Beneficial Shareholders should follow the instructions on the forms they receive from their Intermediaries so their Shares can be voted by the entity that is the Registered Shareholder for their Shares. No other securityholders of the Company are entitled to vote at the Meeting. See “Information Concerning the Meeting”.

Background to the Arrangement

On June 16, 2017, the Company, the Purchaser and Acquireco entered into the Arrangement Agreement, which sets out the terms and conditions for implementing the Arrangement. The Arrangement Agreement is the result of arm’s length negotiations conducted among representatives of the Company and the Purchaser and their respective legal and financial advisors. See “The Arrangement — Background to the Arrangement” for a description of the background to the Arrangement.

Recommendation of the Special Committee

The Special Committee, having taken into account such matters as it considered relevant and after receiving legal advice from Stikeman Elliott LLP and financial advice from Piper Jaffray and Perella Weinberg, unanimously determined that the Arrangement is in the best interests of the Company and the Consideration to be received by Shareholders pursuant to the Arrangement is fair to the Shareholders and unanimously recommended that the Board of Directors approve the Arrangement and recommends that the Shareholders vote FOR the Arrangement Resolution.

In forming its recommendation to the Board of Directors, the Special Committee considered a number of factors, including, without limitation, those listed under “The Arrangement - Reasons for the Arrangement”. The Special

Committee based its recommendation upon the totality of the information presented to and considered by it in light of the members of the Special Committee’s knowledge of the business, financial condition and prospects of the Company and after taking into account the advice of the Company’s financial, legal and other advisors and the advice and input of senior management of the Company.

Recommendation of the Board of Directors

After careful consideration and taking into account, among other things, the recommendation of the Special Committee, the Board of Directors, after receiving legal and financial advice, has unanimously determined that the Arrangement is in the best interests of the Company and the Consideration to be received by Shareholders pursuant to the Arrangement is fair to the Shareholders. Accordingly, the Board of Directors unanimously recommends that the Shareholders vote FOR the Arrangement Resolution.

In forming its recommendation, the Board of Directors considered a number of factors, including, without limitation, the recommendation of the Special Committee and the factors listed under “The Arrangement — Reasons for the Arrangement”. The Board of Directors based its recommendation upon the totality of the information presented to and considered by it in light of the knowledge of the members of the Board of Directors of the business, financial condition and prospects of the Company and after taking into account the advice of the Company’s financial, legal and other advisors and the advice and input of senior management of the Company.

The Company, on behalf of the Board of Directors, retained Piper Jaffray & Co. (“Piper Jaffray”) and Perella Weinberg Partners LP (“Perella Weinberg”, together with Piper Jaffray, the “Financial Advisors”) to act as financial advisors to the Board of Directors in respect of the Arrangement.

Fairness Opinions

On June 16, 2017, Piper Jaffray rendered its oral opinion to the Special Committee and the Board of Directors (which was subsequently confirmed in writing by delivery of Piper Jaffray’s written opinion dated the same date) to the effect that, as of June 16, 2017, and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Piper Jaffray set forth therein, the Consideration to be received by the Shareholders in the Arrangement was fair, from a financial point of view, to such Shareholders. See “The Arrangement — Fairness Opinions — Piper Jaffray Fairness Opinion”.

Also on June 16, 2017, Perella Weinberg rendered its oral opinion to the Special Committee and the Board of Directors (which was subsequently confirmed in writing by delivery of Perella Weinberg’s written opinion dated the same date) to the effect that, as of June 16, 2017, and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Perella Weinberg set forth therein, the Consideration to be received by the Shareholders in the Arrangement was fair, from a financial point of view, to such Shareholders. See “The Arrangement — Fairness Opinions — Perella Weinberg Fairness Opinion”.

Effective Date

The Arrangement will become effective on the date shown on the Certificate of Arrangement to be endorsed by the Director on the Articles of Arrangement giving effect to the Arrangement in accordance with the CBCA.

Consideration to be Received by Shareholders and Holders of Options, DSUs and RSUs

Pursuant to the Arrangement, each Shareholder (other than Dissenting Shareholders) will be entitled to receive from the Purchaser US$11.75 in cash per Share, or at such Shareholder’s election, the Canadian equivalent of the Consideration.

With respect to Options, DSUs and RSUs, whether vested or unvested, outstanding immediately prior to the Effective Time, under the Arrangement:

(a)                                 each Option will be assigned and transferred to the Company and cancelled by the Company in exchange for a cash payment equal to the amount, if any, by which US$11.75 exceeds the U.S. Equivalent Exercise Price of the Option (being the exercise price of the Option, as converted to U.S. dollars using the Bank of Canada closing exchange rate on the date that is two (2) Business Days preceding the Effective Date), in each case, less applicable withholdings and, for greater certainty, where such amount is zero or negative, the Option, assigned and transferred to the Company, will be cancelled by the Company without any consideration;

(b)                                 each DSU will be cancelled by the Company in exchange for a cash payment equal to US$11.75, less applicable withholdings; and

(c)                                  each RSU will be cancelled by the Company in exchange for a cash payment equal to US$11.75, less applicable withholdings.

See “The Arrangement — Arrangement Mechanics”. See also “Risk Factors — Risk Factors Relating to the Arrangement”.

Currency Election

Any amounts payable under the Arrangement to Shareholders and holders of Options, DSUs and RSUs (collectively, the “Securityholders”) will be paid in U.S. dollars unless prior to the Effective Time the Securityholders elect in the applicable election form to receive such amounts in Canadian dollars. Registered Shareholders must make such an election in the Letter of Transmittal and Election Form (printed on yellow paper). Beneficial Shareholders must request that the Intermediary in whose name their Shares are registered make such an election on their behalf. Holders of Options, RSUs and DSUs must make such an election in the Election Form for Holders of Options, RSUs and DSUs (printed on green paper).

The exchange rate that will be used to convert payments from U.S. dollars into Canadian dollars will be the rate established by Computershare Trust Company of Canada, in its capacity as foreign exchange service provider to the Company, on the date the funds are converted, which rate will be based on the prevailing market rate on the date the funds are converted. The risk of any fluctuations in such rate, including risks relating to the particular date and time at which funds are converted, will be solely borne by the Securityholders. Computershare Trust Company of Canada will act as principal in such currency conversion transactions conducted for the Company and may earn a commercially reasonable spread between the exchange rate it uses to convert payments and the rate used by any counterparty from which it may purchase Canadian currency as reasonable compensation for its services to the Company as foreign exchange service provider.

See “The Arrangement — Currency Election”.

Currency exchange transactions involve complex tax matters for Securityholders that are subject to or may be subject to United States federal income tax and those Securityholders are urged to review the statements under “Certain United States Federal Income Tax Considerations”.

Certain Legal and Regulatory Matters

Completion of the Arrangement is subject to the conditions precedent contained in the Arrangement Agreement having been satisfied, including receipt of the following:

•                              the Required Shareholder Approvals;

•                              the Final Order;

•                              the Competition Act Approval; and

•                              the HSR Approval.

If Shareholders approve the Arrangement, and subject to satisfaction of all outstanding conditions including obtaining the above referenced Regulatory Approvals and approval of the Court, it is anticipated that the Arrangement will be completed in the third quarter of 2017. However, completion of the Arrangement is dependent on many factors and it is not possible at this time to determine precisely when or if the Arrangement will become effective.

See “Certain Legal and Regulatory Matters”.

Required Shareholder Approvals

The Arrangement Resolution must be approved by not less than 66 2/3% of the votes validly cast by Shareholders present in person or by proxy at the Meeting and at least a simple majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting excluding votes attaching to Shares held by an “interested party” to the Arrangement within the meaning of MI 61-101. See “Certain Legal and Regulatory Matters — Required Shareholder Approvals”.

Stock Exchange De-Listing and Reporting Issuer Status

The Shares will be de-listed from the TSX and NASDAQ as soon as practicable following the completion of the Arrangement. Following the Effective Date, it is expected that the Purchaser will cause the Company to apply to cease to be a reporting issuer under the securities legislation of each of the provinces in Canada under which it is currently a reporting issuer (or equivalent), as well as under the U.S. Exchange Act, or take or cause to be taken such other measures as may be appropriate to ensure that the Company is not required to prepare and file continuous disclosure documents. See “Certain Legal and Regulatory Matters — Stock Exchange De-Listing and Reporting Issuer Status.”

The closing price per Share on NASDAQ on June 16, 2017, the last trading day before the announcement of the Arrangement, was US$6.00.

Interests of Certain Persons in the Arrangement

In considering the recommendations of the Board of Directors with respect to the Arrangement, Shareholders should be aware that directors and officers of the Company have certain interests in connection with the Arrangement that may be in addition to, or separate from, those of Shareholders generally in connection with the Arrangement, in the form of payments under existing employment agreements and related incentive arrangements with the Company (in the case of officers) or in the form of payments under the directors’ deferred compensation arrangements (in the case of directors), in either case, that may be applicable as a result of the Arrangement. The Board of Directors is aware of these interests and considered them along with other matters described herein. See “The Arrangement — Interests of Certain Persons in the Arrangement”.

Arrangement Agreement

On June 16, 2017, the Company, the Purchaser and Acquireco entered into the Arrangement Agreement under which the parties agreed, subject to certain terms and conditions, to complete the Arrangement. This Information Circular contains a summary of certain provisions of the Arrangement Agreement, which summary is qualified in its entirety by the full text of the Arrangement Agreement, a copy of which is attached as Appendix “C” to this Information Circular. See “Summary of the Arrangement Agreement”.

Termination Payment

The Arrangement Agreement requires that the Company pay the Termination Payment in certain circumstances. See “Summary of the Arrangement Agreement — Termination Payments and Expenses”.

Depositary and Proxy Solicitation Agent

The Company has engaged Computershare Trust Company of Canada to act as Depositary for the receipt of certificates in respect of Shares and related Letter of Transmittal and Election Form (printed on yellow paper).

The Company has retained Shorecrest Group (“Shorecrest”) to assist in the solicitation of proxies. The solicitation of proxies is on behalf of management of the Company. Shorecrest can be contacted by telephone at 1-888-637-5789 (toll free in North America) or 1-647-931-7454 (collect outside North America), by email at contact@shorecrestgroup.com.

Dissent Rights of Shareholders

Registered Shareholders are entitled to exercise Dissent Rights by providing written notice to the Company at or before 4:00 p.m. (Toronto time) on August 2, 2017 (or not later than 4:00 p.m. (Toronto time) on the day which is two (2) Business Days immediately preceding the date that any adjourned or postponed meeting of Shareholders is reconvened or held, as the case may be) in the manner described under the heading “Dissent Rights of Shareholders”. Failure to strictly comply with these dissent procedures may result in the loss or unavailability of Dissent Rights. If a Registered Shareholder exercises such right to dissent, and the Arrangement is completed, the Dissenting Shareholder is entitled to be paid the “fair value” of its Dissenting Shares as of the close of business on the day before the day the Arrangement Resolution is adopted. This amount may be the same as, more than or less than the Consideration under the Arrangement. Only Registered Shareholders are entitled to dissent. Shareholders should read carefully the information in this Circular under the heading “Dissent Rights of Shareholders” if they wish to exercise Dissent Rights.

Parties to the Arrangement

The Company

The Company primarily develops, manufactures and markets real-time fluorescence imaging products that are designed for use by surgeons in the operating room and other clinical settings where open and minimally invasive surgery or interventional procedures are performed. Headquartered in Mississauga, Canada, the Company has approximately 389 employees worldwide. The Company was formed under the CBCA. The Company has seven wholly owned Subsidiaries: NOVADAQ Corp.; NOVADAQ GmbH; Aïmago SA; NOVADAQ Hong Kong Limited; NOVADAQ Japan, G.K.; NOVADAQ SAS; and NOVADAQ Technologies FZ LLC. The head and principal office of the Company is located at 5090 Explorer Drive, Suite 202, Mississauga, Ontario, L4W 4T9. See “Information Concerning the Company”.

The Purchaser and Acquireco

The Purchaser is one of the world’s leading medical technology companies, offering a diverse array of innovative products and services in orthopaedics, medical and surgical, and neurotechnology and spine that help improve patient and hospital outcomes. The Purchaser has approximately 33,000 employees globally and is active in over 100 countries around the world. The Purchaser is a corporation existing under the laws of Michigan. The head and principal office of the Purchaser is located at 2825 Airview Boulevard, Kalamazoo, Michigan 49002. The Purchaser is listed on the New York Stock Exchange under the symbol “SYK”.

Acquireco is a wholly-owned subsidiary of the Purchaser formed for the purposes of consummating the Arrangement. Acquireco is an unlimited liability company existing under the laws of the Province of British Columbia. The Purchaser has unconditionally and irrevocably guaranteed in favour of the Company, subject to certain conditions, the due and punctual performance by Acquireco of each and every of its covenants, obligations and undertakings under the Arrangement Agreement, including the due and punctual payment of the aggregate Consideration pursuant to the Arrangement. See “Information Concerning the Purchaser and Acquireco”.

Risk Factors

Shareholders should consider a number of risk factors relating to the Arrangement and the Company in evaluating whether to approve the Arrangement Resolution. These risk factors are discussed herein and/or in certain sections of documents publicly filed, which sections are incorporated herein by reference. See “Risk Factors”.

INFORMATION CONCERNING THE MEETING

Date, Time and Place of Meeting

The Meeting will be held at 10:00 a.m. (Toronto time) on August 4, 2017 at the offices of Stikeman Elliott LLP, 199 Bay Street, Commerce Court West, Suite 5300, Toronto, Ontario, Canada, M5L 1B9 unless adjourned or postponed.

Purpose of the Meeting

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass the Arrangement Resolution (a copy of which is attached as Appendix “B” to this Information Circular) and such other business as may properly come before the Meeting. At the time of printing of this Information Circular, management of the Company knows of no other matter expected to come before the Meeting, other than the vote on the Arrangement Resolution.

Shareholders Entitled to Vote

Shareholders are entitled to vote at the Meeting either in person or by proxy. The Board of Directors has fixed July 5, 2017 as the record date for determining Shareholders who are entitled to receive notice of and vote at the Meeting (the “Record Date”). The quorum for the Meeting shall be the presence, in person or represented by proxy, of holders of not less than 33% of the Shares, irrespective of the number of persons actually present at the Meeting. Only Shareholders whose names have been entered in the register of the Company as at the close of business on the Record Date will be entitled to receive notice of and vote at the Meeting. Shares held through a broker, investment dealer, bank, trust company or other Intermediary, will be voted by the registered holder thereof, in accordance with the instructions given by the beneficial holder of such Shares to such Intermediary. No other securityholders are entitled to vote at the Meeting other than Shareholders.

To the knowledge of the directors and officers of the Company, there are no persons, firms or corporations who beneficially own or exercise control or direction over, directly or indirectly, voting shares of the Company carrying 10% or more of the voting rights attaching to the total number of issued and outstanding Shares. Such determination was made by the Company solely from SEDI and EDGAR filings and the Company has undertaken no investigation to determine the existence of any persons, firms or corporations who may beneficially own or exercise control or direction over, directly or indirectly, voting shares of the Company carrying 10% or more of the voting rights attaching to the total number of issued and outstanding Shares.

Voting By Registered Shareholders

The following instructions are for Registered Shareholders only. If you are a Beneficial Shareholder, please see “Information Concerning the Meeting — Voting by Beneficial Shareholders” below and follow your Intermediary’s instructions on how to vote your Shares.

You are a Registered Shareholder if you have one or more Share certificates and such Share certificates are registered in your name. If you are a Registered Shareholder, a proxy form has been mailed to you together with this Information Circular.

Voting in Person

Registered Shareholders who attend the Meeting may vote in person. To ensure your vote is counted, you should complete and return the enclosed form of proxy as soon as possible even if you plan to attend the Meeting in person. Even if you return a proxy, you can still attend the Meeting and vote in person, in which case you will need to instruct the scrutineer at the Meeting to cancel your proxy.

Voting by Proxy

If you are a Registered Shareholder but do not plan to attend the Meeting, you may vote by using a proxy to appoint someone to attend the Meeting as your proxyholder.

You may submit your proxy via the telephone or the Internet. To vote using the telephone, call the telephone number listed on the enclosed form of proxy and provide the control number also listed on the enclosed form of proxy. To vote using the Internet, go to www.investorvote.com and provide the control number listed on the enclosed form of proxy.

Alternatively, you may complete and return the proxy form accompanying this Information Circular as instructed. Either you, or your duly authorized attorney (the authorization must be in writing), must sign the proxy form. If you vote by telephone or the Internet, do not complete and return the proxy form accompanying this Information Circular.

What Is a Proxy?

A proxy is a document that authorizes another person to attend the Meeting and cast votes at the Meeting on behalf of a Registered Shareholder. Each Registered Shareholder has the right to appoint as proxyholder a person or company other than the persons designated by management of the Company in the enclosed form of proxy to attend and act on the Registered Shareholder’s behalf at the Meeting or any adjournment or postponement thereof. If you are a Registered Shareholder, you can use the form of proxy accompanying this Information Circular. You may also use any other legal form of proxy.

How do I Appoint a Proxyholder?

Your proxyholder is the person you appoint to cast your votes for you at the Meeting. The persons named in the enclosed form of proxy are directors or officers of the Company. You are entitled to appoint a person (who need not be a Shareholder) other than the individuals designated in the enclosed form of proxy to represent such Shareholder at the Meeting. If you want to authorize a director or officer of the Company named in the enclosed form of proxy as your proxyholder, please leave the line near the top of the proxy form blank, as their names are pre-printed on the form. If you want to authorize another person as your proxyholder, fill in that person’s name in the blank space located near the top of the enclosed proxy form.

Your proxy authorizes the proxyholder to vote and otherwise act for you at the Meeting, including any continuation of the Meeting that may occur if the Meeting is adjourned or postponed.

How Will a Proxyholder Vote?

If you mark on the proxy how you want to vote on a particular issue (by checking FOR or AGAINST), your proxyholder must vote your Shares as instructed.

If you do NOT mark on the proxy how you want to vote on a particular matter, your proxyholder will have the discretion to vote your Shares as he or she sees fit. If your proxy does not specify how to vote on the Arrangement Resolution and you have authorized a director or officer of the Company to act as your proxyholder, your Shares will be voted at the Meeting FOR the Arrangement Resolution.

If any amendments or variations are proposed to the Arrangement Resolution, or if any other matters properly arise at the Meeting, your proxyholder will have the discretion to vote your Shares as he or she sees fit. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters.

How Do I Deposit a Proxy?

You can either return a duly completed and executed form of proxy to the Transfer Agent, located at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 by hand or by mail, in accordance with the instructions set forth in this Information Circular and in the form of proxy, by no later than 10:00 a.m. (Toronto time) on August 2, 2017 (or no later than 48 hours, excluding Saturdays, Sundays and statutory holidays, before any reconvened meeting if the Meeting is adjourned or postponed).

How Do I Revoke My Proxy?

A Registered Shareholder who has given a proxy may revoke such proxy by: (a) completing and signing a proxy bearing a later date and depositing it with the Transfer Agent in accordance with the instructions set out above, or (b) depositing an instrument in writing executed by the Registered Shareholder or by the Registered Shareholder’s personal representative authorized in writing (i) to the Transfer Agent no later than 10:00 a.m. (Toronto time) on August 2, 2017 or in the event that the Meeting is adjourned or postponed, no later than 24 hours, excluding Saturdays, Sundays, and holidays, before any reconvened Meeting, (ii) with the scrutineers of the Meeting, addressed to the attention of the Chairman of the Meeting, prior to the commencement of the Meeting on the day of the Meeting, or where the Meeting has been adjourned or postponed, prior to the commencement of the reconvened or postponed Meeting on the day of such reconvened or postponed Meeting, or (iii) in any other manner permitted by law.

Voting By Beneficial Shareholders

You are a Beneficial Shareholder (as opposed to a Registered Shareholder) if your Shares are held on your behalf, or for your account, by an Intermediary, such as a broker, an investment dealer, a bank or a trust company. In accordance with applicable securities Laws, the Company has distributed copies of the Notice of the Meeting and this Information Circular to the clearing agencies and Intermediaries for onward distribution to Beneficial Shareholders. Intermediaries are required to forward the Notice of the Meeting and this Information Circular to Beneficial Shareholders unless a Beneficial Shareholder has waived the right to receive them. Typically, Intermediaries will use a service company, such as Broadridge Financial Solutions, Inc. (“Broadridge”), to forward such materials to Beneficial Shareholders.

Beneficial Shareholders will receive from an Intermediary either voting instruction forms or, less frequently, forms of proxy. The purpose of these forms is to permit Beneficial Shareholders to direct the voting of the Shares they beneficially own. Without specific instructions from a Beneficial Shareholder, an Intermediary is prohibited from voting Shares for that Beneficial Shareholder. To ensure such instructions are communicated to Intermediaries, Beneficial Shareholders should follow the procedures set out below, depending on which type of form they receive.

Voting Instruction Form

In most cases, a Beneficial Shareholder will receive, as part of the materials for the Meeting, a voting instruction form. If the Beneficial Shareholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Beneficial Shareholder’s behalf), he, she or it may vote over the Internet at www.proxyvote.com, or else complete, sign and return the voting form in accordance with the directions on the form. If a Beneficial Shareholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Beneficial Shareholder’s behalf), the Beneficial Shareholder must complete, sign and return the voting instruction form in accordance with the directions provided.

Forms of Proxy

Less frequently, a Beneficial Shareholder will receive, as part of the materials for the Meeting, forms of proxy that have already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Shares beneficially owned by the Beneficial Shareholder but which is otherwise uncompleted. If the Beneficial Shareholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Beneficial Shareholder’s behalf), the Beneficial Shareholder must complete a proxy and deliver it to the Transfer Agent, at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, by no later than 10:00 a.m. (Toronto time) on August 2, 2017 (or no later than 48 hours, excluding Saturdays, Sundays and statutory holidays, before any reconvened meeting if the Meeting is adjourned or postponed).

Only Registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. If a Beneficial Shareholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Beneficial Shareholder’s behalf), the Beneficial Shareholder must strike out the names of the persons named in the proxy and insert the Beneficial Shareholder’s (or such other person’s) name in the blank space provided and return the proxy in accordance with the instructions provided by the Intermediary.

Beneficial Shareholders should follow the instructions on the forms they receive from their Intermediaries and contact their Intermediaries promptly if they need assistance.

Solicitation of Proxies

Whether or not you plan to attend the Meeting, management of the Company, with the support of the Board of Directors, requests that you fill out your proxy or voting instruction form to ensure your votes are cast at the Meeting. This solicitation of your proxy is made on behalf of management of the Company.

It is expected that the solicitation of proxies will be made primarily by mail, but proxies may also be solicited personally or by telephone or other electronic means by employees or agents of the Company. The Company has retained Shorecrest to provide the following services in connection with the Meeting: review and analysis of this Information Circular, liaising with proxy advisory firms, developing and implementing Shareholder communication and engagement strategies, advice with respect to the Meeting and proxy protocol, reporting and reviewing the tabulation of Shareholder proxies, and the solicitation of Shareholder proxies including contacting Shareholders by telephone. In connection with these services, Shorecrest is expected to receive a fee of up to $65,000 plus reasonable out-of-pocket expenses. The Company may utilize the Broadridge QuickVote™ service to assist eligible Beneficial Shareholders with voting their Shares. Beneficial Shareholders may be contacted by Shorecrest Group to conveniently obtain a vote directly over the telephone.

THE ARRANGEMENT

Background to the Arrangement

The following is a summary of the main events leading up to the Purchaser’s proposal for the transaction, the negotiation of the Arrangement Agreement and the meetings, negotiations and discussions between the parties that preceded the execution of the Arrangement Agreement and the public announcement of the Arrangement.

As part of its continuing mandate to strengthen the business of the Company and enhance value for all Shareholders, senior management of the Company, in the ordinary course of business, regularly explore potential strategic and other opportunities, including, among others, potential opportunities for collaboration. A number of such discussions occurred in mid-2016 through to early 2017. Such discussions would occasionally result in the Company entering into a non-disclosure agreement with a party in order to permit such party to conduct limited operational due diligence on the Company.

Through various discussions in March 2017, three parties, one of whom was the Purchaser, advised the Company’s management that they may be interested in expanding strategic collaboration discussions to include exploring a potential acquisition of the Company. In order to provide these parties with additional information on the Company, the Board of Directors authorized the Company to enter into confidentiality and non-disclosure agreements with such parties. On March 28, 2017 the Company initially contacted Piper Jaffray to assist with respect to any potential transaction involving the Company. A formal engagement letter was executed between Piper Jaffray and the Company on June 8, 2017.

During March and April 2017, the Company provided such parties with limited business and financial information and senior management of the Company met with such parties on several occasions. In late April 2017, one of the parties advised the Company that it no longer wished to consider a potential transaction involving the Company.

On May 15, 2017, the remaining other interested party expressed to the Company that it had an interest in further discussions and submitted a confidential non-binding indication of interest to the Company to acquire all of the issued and outstanding Shares for consideration comprised of cash and stock, which it valued at US$10.50 per Share.

Upon receipt of such proposal, a Board of Directors meeting was arranged for May 16, 2017 to review the proposal and determine the Company’s response. At that meeting, Stikeman Elliott provided advice to members of the Board of Directors on their duties and responsibilities with respect to a potential change of control transaction of the Company. The Board of Directors considered the proposal in light of the risks and prospects of the Company’s continued operation on a standalone basis. After consultation with Stikeman Elliott and Piper Jaffray, the Board of Directors instructed Piper Jaffray to arrange a meeting with the senior management of the other interested party in light of its continued strong interest in pursuing an acquisition of the Company.

On May 23, 2017, the Purchaser submitted a confidential non-binding indication of interest to acquire all of the issued and outstanding Shares for cash consideration of US$10.30 per Share.

The Board of Directors, together with members of senior management of the Company and its financial and legal advisors, Piper Jaffray and Stikeman Elliott, met on May 24, 2017 to review and consider the expressions of interest received to-date and to discuss, among other things, whether it wished to pursue discussions of a possible sale transaction. At that meeting, the Board of Directors determined that it would be appropriate to establish a special committee of independent directors (the “Special Committee”) comprised of Messrs. MacKinnon (Chair), Wellner and White and Ms. Licitra, all of whom are independent, with a mandate that included the authority: (i) to consider whether it is appropriate to pursue any particular change of control transaction; (ii) to supervise the negotiations of, and review the terms and conditions of, any change of control transaction; and (iii) to consider and advise the Board of Directors as to whether, in the view of the Special Committee, any change of control transaction is in the best interests of the Company and to undertake a process it considers appropriate in order to provide such advice, including, if deemed appropriate, to hire or seek the advice from any independent financial and legal advisors.

Following the Board of Directors meeting, through Piper Jaffray, the Company held exploratory discussions with each of the Purchaser and the other interested party to determine, among other things, what additional consideration each was prepared to offer (and the conditions related thereto) in the context of a possible sale of the Company.

On May 25, 2017, the Purchaser indicated orally in a non-binding indication of interest that it would be prepared to increase the cash consideration to US$12.00 per Share in exchange for a three-week exclusivity period during which the Purchaser would conduct due diligence and the parties would negotiate the definitive agreement in respect of a proposed transaction. The Purchaser indicated at that time that it would not be prepared to proceed with due diligence and discussions regarding a proposed transaction without exclusivity with the Company.

On May 26, 2017, the Special Committee and then the Board of Directors met with senior management of the Company and representatives of its financial and legal advisors, Piper Jaffray and Stikeman Elliott, to further consider whether to pursue discussions of a potential sale of the Company and to review the expressions of interest received from the Purchaser and the other interested party. Representatives of Piper Jaffray informed the Special Committee that in discussions it had had with the other interested party, the other interested party had indicated that it would be prepared to increase the purchase price for additional cash and stock consideration which the other interested party valued at US$11.50 per Share, but that it was not willing to increase its indicative offer above that.

After extensive discussions, the Special Committee instructed Piper Jaffray to contact the Purchaser to see if the Purchaser would be willing to increase the indicative price above US$12.00 in exchange for the Company granting exclusivity. Following these discussions, representatives of Piper Jaffray contacted the Purchaser and indicated that the Company would be willing to grant exclusivity to the Purchaser, but that it would need to increase its offer further. The Purchaser indicated that it would consider the request in the context of its financial model and would respond that night.

Later in the evening of May 26, 2017, the Purchaser orally presented the Company with a revised non-binding proposal to acquire the Company for cash consideration of US$12.10 per Share, subject to certain conditions, including confirming certain matters underlying the Purchaser’s business and financial due diligence (the “Proposed Transaction”). The Proposed Transaction terms also included a termination payment equal to 3.0% of the equity value of the Company. A meeting of the Special Committee was arranged shortly following receipt of the revised proposal to review and consider the terms and conditions of the Proposed Transaction. At that meeting, representatives of Piper Jaffray presented the Special Committee with a preliminary financial analysis of the Proposed Transaction and Stikeman Elliott provided advice to members of the Special Committee on their duties and responsibilities with respect to the Proposed Transaction. After considering and evaluating the Proposed Transaction, in conjunction with the financial and legal advice received, the Special Committee determined that, subject to further discussion and negotiation with the Purchaser regarding certain terms of the Proposed Transaction that the Company was authorized to enter into discussions with the Purchaser on an exclusive basis in respect of the Proposed Transaction.

During the period from May 26, 2017 to May 29, 2017 the Company and the Purchaser negotiated the terms of a new confidentiality and non-disclosure agreement to be entered into in connection with the Proposed Transaction and which was to replace an earlier confidentiality and non-disclosure agreement entered into between the parties for other commercial purposes. On May 29, 2017, the Company and the Purchaser entered into the non-disclosure and exclusivity agreement, the Purchaser was provided with access to a virtual data room containing confidential information of the Company and following which the Purchaser began conducting operational due diligence on the Company with a view to exploring a potential acquisition of the Company. At such time, the Purchaser and senior members of management of the Company held several in-person and teleconference meetings.

On June 6, 2017, the Company was provided with the initial draft of the Arrangement Agreement that the Purchaser and its advisors had prepared. Also on June 6, 2017, the Board of Directors, on the recommendation of the Special Committee, determined to engage Perella Weinberg to provide additional financial advice to the Board of Directors and Special Committee in connection with the Proposed Transaction and an opinion as to the fairness, from a financial point of view, of the consideration to be received by Shareholders under the Arrangement, such engagement having no success fee element thereto.

On June 8, 2017, a meeting of the Special Committee was held with senior management, legal and Financial Advisors of the Company to review the status of due diligence and negotiations with the Purchaser.

Between June 8, 2017 and June 14, 2017, the Company and the Purchaser reviewed and exchanged successive drafts of the Arrangement Agreement and related documents and negotiated the terms and conditions of the Arrangement Agreement and related documents. During this period, the Purchaser continued its due diligence investigation of the Company.

In the morning of June 14, 2017, the Special Committee and the Board of Directors separately met with senior management of the Company and its legal and Financial Advisors to receive an update on the status of negotiations and the issues that remained outstanding with respect to the Arrangement Agreement and the related transaction documents. Representatives of each of Piper Jaffray and Perella Weinberg presented their preliminary financial analyses of the Proposed Transaction. Stikeman Elliott then presented the key terms of the Arrangement Agreement and the overall structure of the Arrangement.

Between June 14, 2017 and June 16, 2017, the Company and the Purchaser continued to review and exchange drafts of the Arrangement Agreement and related documents and to negotiate the terms and conditions of the Arrangement Agreement and related documents. During this period, the Purchaser completed its due diligence investigation of the Company.

In the late morning of June 16, 2016, the Special Committee met with senior management and its financial and legal advisors to receive a further update on the status of negotiations and to review the outstanding issues in respect of the Arrangement Agreement and related documents. Following that meeting, representatives of Piper Jaffray received a call from the Purchaser indicating that, following its due diligence review, the Purchaser was proposing a reduction in its indicative price. The Special Committee reconvened in the early afternoon and instructed Mr. Mangat to contact Mr. Pierce, President of Endoscopy of the Purchaser, to discuss this matter.

In the late afternoon of June 16, 2016, the Special Committee and later the Board of Directors met separately again to receive an update on Mr. Mangat’s discussion with Mr. Pierce of the Purchaser and to receive an update on the status of negotiations and to review the resolution of the outstanding issues in respect of the Arrangement Agreement and related documents. Mr. Mangat reported that the Purchaser was prepared to proceed with an all cash offer of US$11.75 per Share. Representatives of each of Piper Jaffray and Perella Weinberg presented their revised financial analyses of the Proposed Transaction and delivered separately to the Special Committee and then the Board of Directors an oral opinion, which was subsequently confirmed in writing by the Fairness Opinions, to the effect that, based on and subject to the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by each of Piper Jaffray and Perella Weinberg, the consideration to be received by Shareholders under the Arrangement was fair, from a financial point of view, to the Shareholders. Following their presentations, Stikeman Elliott discussed certain aspects of the Arrangement Agreement and the duties of the Board of Directors, and answered questions on the overall transaction. Following these presentations and further discussions, the Special Committee advised the Board of Directors that it had unanimously determined that the Arrangement is in the best interests of the Company and the consideration to be received by Shareholders pursuant to the Arrangement is fair to the Shareholders and recommended that the Board of Directors authorize the entering into of the Arrangement Agreement and recommends that the Shareholders vote FOR the Arrangement Resolution.

Following extensive discussions among members of the Board of Directors and consideration of, among other things, the prospects of the Company pursuing its strategic initiatives on a standalone basis, the form of the consideration offered by the Purchaser, the significant premium offered by the Purchaser, the likelihood of the closing of the Proposed Transaction, the regulatory and shareholder approvals required in respect of the Proposed Transaction, as well as the risks associated with the proposed transaction and having regard to the unanimous recommendation of the Special Committee, the Board of Directors unanimously determined that the Arrangement is in the best interests of the Company and the Consideration to be received by Shareholders pursuant to the Arrangement is fair to the Shareholders and to recommends that the Shareholders vote FOR the Arrangement Resolution. Accordingly, the Board of Directors authorized and approved the entering into by the Company of the Arrangement Agreement and related documents.

Late in the evening on June 16, 2017, the parties entered into the Arrangement Agreement and related documents, and the Company and the Purchaser publicly disclosed the Arrangement before markets opened on June 19, 2017.

Recommendation of the Special Committee

As described above under “Background to the Arrangement”, the Board of Directors established a Special Committee to, among other things, oversee, review and consider the Arrangement and make a recommendation to the Board of Directors with respect to the Arrangement. The Special Committee is comprised entirely of independent directors and it met on numerous occasions both as a committee with solely its members and advisors present and with management and the full Board of Directors present, where appropriate. In camera meetings of both the Special Committee and the Board of Directors were held on numerous occasions.

The Special Committee, having taken into account such matters as it considered relevant and after receiving legal advice from Stikeman Elliott LLP and financial advice from Piper Jaffray and Perella Weinberg, unanimously determined that the Arrangement is in the best interests of the Company and the Consideration to be received by Shareholders pursuant to the Arrangement is fair to the Shareholders and unanimously recommended that the Board of Directors approve the Arrangement and recommends that the Shareholders vote FOR the Arrangement Resolution.

In forming its recommendation to the Board of Directors, the Special Committee considered a number of factors, including, without limitation, those listed below under “Reasons for the Arrangement”. The Special Committee based its recommendation upon the totality of the information presented to and considered by it in light of the members of the Special Committee’s knowledge of the business, financial condition and prospects of the Company and after taking into account the advice of the Company’s financial, legal and other advisors and the advice and input of senior management of the Company.

Recommendation of the Board of Directors

After careful consideration and taking into account, among other things, the recommendation of the Special Committee, the Board of Directors, after receiving legal and financial advice, has unanimously determined the Arrangement is in the best interests of the Company and the Consideration to be received by Shareholders pursuant to the Arrangement is fair to the Shareholders. Accordingly, the Board of Directors unanimously recommends that the Shareholders vote FOR the Arrangement Resolution.

In forming its recommendation, the Board of Directors considered a number of factors, including, without limitation, the recommendation of the Special Committee and the factors listed below under “Reasons for the Arrangement”. The Board of Directors based its recommendation upon the totality of the information presented to and considered by it in light of the knowledge of members of the Board of Directors’ of the business, financial condition and prospects of the Company and after taking into account the advice of the Company’s financial, legal and other advisors and the advice and input of management of the Company.

The Company, on behalf of the Board of Directors, retained the Financial Advisors to act as financial advisors to the Company and to provide the Fairness Opinions to the Board of Directors.

Reasons for the Arrangement

In reaching its conclusions and formulating its unanimous recommendation, each of the Special Committee and the Board of Directors carefully considered a number of factors, including those listed below. Each of the Special Committee and the Board of Directors based their respective recommendations upon the totality of the information presented to and considered by it, in light of their knowledge of the business, financial condition and prospects of the Company, after carefully considering the advice of the Company’s financial, legal and other advisors and the advice and input of management.

The following summary of the information and factors considered by the Special Committee and the Board of Directors is not intended to be exhaustive, but rather includes a summary of the material information and factors considered in their evaluation of the Arrangement. Due to the variety of factors and the amount of information considered in connection with the consideration of the Arrangement, the Special Committee and the Board of Directors did not determine it to be practicable to, and did not ultimately, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching its recommendations.

•                        Attractive Premium for Shareholders. The Consideration represents a significant and attractive premium to Shareholders. The Consideration to be received by Shareholders under the Arrangement represents a premium of 95.8% over the closing price of the Shares on NASDAQ on June 16, 2017, the last trading day before the public announcement of the Arrangement.

•                        Certainty of Value and Liquidity to Shareholders. The all-cash Consideration under the Arrangement provides Shareholders with certainty of value and immediate liquidity.

•                        Company’s Prospects. The Special Committee and the Board of Directors concluded, after a thorough review and after receiving legal and financial advice, that the value offered to Shareholders under the Arrangement is more favourable to Shareholders than the potential value that might have resulted from other strategic alternatives reasonably available to the Company, including, among others:

•                        remaining a publicly-traded company and continuing to pursue the Company’s strategic plan on a stand-alone basis; or

•                        exploring the possibility of other strategic transactions such as collaborations with other industry participations, strategic acquisitions or divestitures;

in each case, taking into consideration the potential benefits, risks and uncertainties associated with the other alternatives, each within a reasonable timeframe comparable to that in which the Arrangement is expected to be completed and the Company’s current and historical financial condition, results of operations and competitive positioning, including, among others, contractual arrangements and the likelihood of near or medium-term meaningful share price appreciation.

•                        Purchaser’s Commitment and Ability to Complete the Arrangement. The Purchaser’s obligation to complete the Arrangement is subject to a limited number of conditions and the Arrangement is not subject to a due diligence or financing condition. The Purchaser has demonstrated commitment, credit worthiness and a track record of completing similar transactions which is indicative of its ability to complete the transactions contemplated by the Arrangement. In addition, the Purchaser has provided an unconditional and continuing guarantee of the performance by Acquireco of its covenants, obligations and undertakings under the Arrangement Agreement.

•                        Consideration of Other Alternatives. In reaching their determination, the Special Committee and the Board of Directors carefully considered current industry, economic and market conditions, as well as the deal terms of the Arrangement as compared to the proposed deal terms of another unsolicited acquisition proposal recently proposed to the Board of Directors. See “The Arrangement — Background to the Arrangement.” Given several factors, including the all-cash Consideration and the higher dollar value Consideration proposed under the Arrangement, the Special Committee and the Board of Directors determined that the value offered under the Arrangement was more favourable to the Shareholders than other reviewed alternatives.

•                        Stakeholders. In the view of the Special Committee and the Board of Directors, the terms of the Arrangement Agreement treat stakeholders of the Company fairly and equitably, including the treatment of outstanding equity awards under the Arrangement and the applicable covenants in the Arrangement Agreement related to the Company’s outstanding indebtedness.

•                        Special Committee and Board of Directors’ Oversight. The negotiation of the Arrangement was overseen and directed by the Special Committee, which is comprised entirely of independent directors. The Special Committee and the Board of Directors were advised by highly qualified legal, financial and other advisors. The Arrangement was unanimously recommended to the Board of Directors by the Special Committee, and was unanimously approved by the Board of Directors.

•                        Ability to Respond to Superior Proposals. Under the Arrangement Agreement, until the time that the Arrangement Resolution is approved by the Shareholders, the Board of Directors retains the ability to consider and respond to Acquisition Proposals on the specific terms and conditions set forth in the Arrangement Agreement. In addition, the US$21.0 million Termination Payment payable by the Company to the Purchaser in the event that the Arrangement Agreement is terminated in certain circumstances was considered reasonable by the Special Committee and the Board of Directors, in consultation with its legal and financial advisors, in the circumstances.

•                        Arm’s-Length Negotiations. The Arrangement is the result of arm’s-length negotiations between the Company and the Purchaser. The Special Committee (and the Board of Directors) took an active role in overseeing and providing guidance and instructions to management and the Company’s advisors in respect of the strategic review process and negotiations concerning the Arrangement.

•                        Piper Jaffray Fairness Opinion. The Piper Jaffray Fairness Opinion, delivered to the Special Committee and the Board of Directors on June 16, 2017, to the effect that, as of such date and based on and subject to the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Piper Jaffray, as described in its written opinion, the Consideration to be received by the Shareholders in the Arrangement was fair, from a financial point of view, to such Shareholders.

•                        Perella Weinberg Fairness Opinion. The Perella Weinberg Fairness Opinion, delivered to the Special Committee and the Board of Directors on June 16, 2017, to the effect that, as of such date and based on and subject to the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Perella Weinberg, as described in its written opinion, the Consideration to be received by the Shareholders in the Arrangement was fair, from a financial point of view, to such Shareholders.

•                  Procedural Matters. (a) The Arrangement must be approved by at least 66 2/3% of the votes cast by Shareholders present in person or represented by proxy at the Meeting and at least a simple majority of the votes cast by Shareholders present in person or represented by proxy at the

Meeting excluding votes attaching to Shares held by an “interested party” to the Arrangement within the meaning of MI 61-101;  (b) the Arrangement requires approval by the Court, which will consider, among other things, the fairness of the Arrangement, both substantively and procedurally, to the Securityholders; and (c) Registered Shareholders who do not vote in favour of the Arrangement Resolution have the ability to exercise Dissent Rights and, if validly exercised, to receive fair value for their Shares.

In the course of its deliberations, the Special Committee and the Board of Directors also identified and considered a variety of risks (as described in greater detail under “Risk Factors”) and potentially negative factors relating to the Arrangement, including, among others:

•                        If the Arrangement is successfully completed, the Company will no longer exist as an independent publicly traded company and Shareholders will be unable to participate in the longer term potential benefits of the business of the Company.

•                        The limitations contained in the Arrangement Agreement on the Company’s ability to solicit alternative transactions from third parties, as well as the fact that if the Arrangement Agreement is terminated in certain circumstances, the Company may be required to pay the Termination Payment, which may adversely affect the Company’s financial condition.

•                        The conditions to the Purchaser’s obligation to complete the Arrangement and the rights of the Purchaser to terminate the Arrangement Agreement in certain circumstances.

•                        The restrictions imposed pursuant to the Arrangement Agreement on the conduct of the Company’s business during the period between the execution of the Arrangement and the consummation of the Arrangement or the termination of the Arrangement Agreement.

•                        The possibility that the Regulatory Approvals may not be obtained in a timely manner or at all, which could result in the inability to consummate the Arrangement by the Outside Date or the Outside Date being extended in accordance with the terms of the Arrangement Agreement.

•                        The risks to the Company if the Arrangement is not completed, including the costs to the Company and the resources employed by the Company in pursuit of the Arrangement, the diversion of management’s attention away from conducting the Company’s business in the ordinary course and the potential impact on the Company’s current business relationships (including with current and prospective employees, customers, suppliers and partners).

•                        If the Arrangement Agreement is terminated and the Board of Directors decides to seek another transaction or business combination, there is no assurance that the Company will be able to find a party willing to pay greater or equivalent value compared to the Consideration available to Shareholders under the Arrangement or that the continued operation of the Company under its current business model will yield equivalent or greater value to Shareholders compared to that available under the Arrangement Agreement.

•                        Under the Arrangement Agreement, the Company’s directors and certain of its executive officers may receive benefits that differ from, or be in addition to, the interests of Shareholders generally as described under “The Arrangement - Interests of Certain Persons in the Arrangement.”

•                        Other risks associated with the parties’ ability to complete the Arrangement.

The Special Committee’s and the Board of Directors’ reasons for recommending the Arrangement include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. See “Management Information Circular — Forward-looking Statements” and “Risk Factors”.

Fairness Opinions

Piper Jaffray Fairness Opinion

The Company retained Piper Jaffray to act as financial advisor to the Company, and, if requested, to render to the Board of Directors an opinion as to the fairness, from a financial point of view, of the Consideration to be received by the Shareholders. On June 16, 2017, Piper Jaffray rendered its oral opinion to the Special Committee and to the Board of Directors (which was subsequently confirmed in writing by delivery of Piper Jaffray’s written opinion dated the same date) to the effect that, as of June 16, 2017, and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Piper Jaffray set forth therein, the Consideration to be received by the Shareholders in the Arrangement was fair, from a financial point of view, to such Shareholders.

The full text of the Piper Jaffray Fairness Opinion dated June 16, 2017, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Piper Jaffray in rendering its opinion, is attached as Appendix “E” to this Information Circular. You are urged to, and should, carefully read the Piper Jaffray Fairness Opinion in its entirety and this summary is qualified in its entirety by reference to the Piper Jaffray Fairness Opinion. The Piper Jaffray Fairness Opinion addresses only the fairness, from a financial point of view and as of the date of the Piper Jaffray Fairness Opinion, of the Consideration to be received by the Shareholders in the Arrangement. The Piper Jaffray Fairness Opinion was directed to the Board of Directors in connection with its consideration of the Arrangement and was not intended to be, and does not constitute, a recommendation to any Shareholders as to how such holders should vote or act with respect to the Arrangement or any other matter.

The following is a summary of the material financial analyses performed by Piper Jaffray in connection with the preparation of the Piper Jaffray Fairness Opinion.

This summary includes information presented in tabular format, which tables must be read together with the text of each analysis summary and considered as a whole in order to fully understand the financial analyses presented by Piper Jaffray. The tables alone do not constitute a complete summary of the financial analyses. The order in which these analyses are presented below, and the results of those analyses, should not be taken as any indication of the relative importance or weight given to these analyses by Piper Jaffray or the Board of Directors. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 16, 2017, and is not necessarily indicative of current market conditions.

For purposes of its analyses, and unless the context indicates otherwise, Piper Jaffray calculated (i) the Company’s implied per share equity value based on diluted shares of common stock and common stock equivalents outstanding, including options and stock units, calculated using the treasury stock method, and (ii) enterprise value (“EV”) to be implied equity value, plus debt and debt-like items, which, in the case of the Company was approximately $12 million, as of May 31, 2017, less cash and investments, which, in the case of the Company, was approximately $55 million, as of May 31, 2017.

Historical Trading Analysis

Piper Jaffray reviewed the historical closing prices for common stock over the one-year period ended June 16, 2017, in order to provide background information on the prices at which common stock has historically traded. The following table summarizes some of these historical closing prices, and average closing prices (based on volume weighted average prices (“VWAP”)):

	Price per Share
Closing price on June 16, 2017	US$	6.00
Closing 1 week prior price (June 9, 2017)	US$	6.65
Closing 120 trading day VWAP	US$	7.09
One-year VWAP	US$	8.18
One-year intraday high	US$	12.74
One-year intraday low	US$	5.84
One-year closing price high	US$	12.58
One-year closing price low	US$	6.00

Selected Public Companies Analysis

Piper Jaffray reviewed projected financial data prepared by the Company’s management for the years ending December 31, 2017 and 2018, and compared such data to corresponding consensus Wall Street research forecasts for public companies in the medical technology industry that Piper Jaffray believed were comparable to the Company’s business profile. Piper Jaffray selected public companies that it considered to be high growth medical technology companies with revenue for the last twelve month (“LTM”) period for which financial information was publicly available between US$25 million and US$500 million, projected 2017 and 2018 revenue growth between 15% and 50% and LTM gross margins greater than 60%.

Piper Jaffray selected the following companies:

•      ABIOMED, Inc.

•      AxoGen, Inc.

•      Entellus Medical, Inc.

•      Glaukos Corporation

•      Invuity, Inc.

•      iRhythm Technologies, Inc.

•      MiMedx Group, Inc.

•      Nevro Corp.

•      Penumbra, Inc.

•      Tactile Systems Technology, Inc.

For the selected public companies analysis, Piper Jaffray compared, among other things, projected 2017 and 2018 implied EV/revenue and EV/gross profit multiples for the Company based on the Consideration on the one hand, to the corresponding implied EV multiples for the selected public companies derived from their closing prices per share on June 16, 2017. Projected 2017 and 2018 revenue and gross profit for the Company were based on the estimates provided by the Company’s management. Projected 2017 and 2018 revenue and gross profit for the selected high growth medical technology companies were based on Wall Street consensus estimates and public filings of such companies.

The analysis indicated the following multiples:

Selected Public Companies
	Company(1)	High	75th%	Mean	Median	25th%	Low
EV to projected 2017 revenue	6.3x	12.0x	9.1x	7.2x	7.9x	4.8x	2.2x
EV to projected 2018 revenue	4.7x	9.5x	7.2x	5.7x	6.1x	4.0x	1.7x
EV to projected 2017 gross profit	8.9x	14.3x	13.1x	9.3x	10.1x	6.3x	3.0x
EV to projected 2018 gross profit	6.7x	11.4x	9.5x	7.3x	7.8x	5.3x	2.3x

(1)              Based on the Consideration.

Based on this analysis, Piper Jaffray noted that, with respect to the Company, each of the EV/revenue and the EV/gross profit multiples fell between the mean and 25th percentile range of implied EVs for the selected public companies. In addition, Piper Jaffray observed that the range of implied per share values for common stock based on the mean and median for each analysis yielded the following, as compared to the Consideration:

Implied Per Share Value of Common Stock
2017 revenue	US$13.15-US$14.31
2018 revenue	US$13.86-US$14.78
2017 gross profit	US$12.26-US$13.15
2018 gross profit	US$12.76-US$13.49
Consideration	US$11.75

None of the selected companies used in the analysis above is directly comparable to the Company. Accordingly, an analysis of the results of the comparisons is not purely mathematical; rather, it involves considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies and other factors that could affect the public trading value of the companies involved.

Selected M&A Transaction Analysis

Piper Jaffray reviewed merger and acquisition (“M&A”) transactions involving target companies in the medical technology industry that Piper Jaffray believed were comparable to the Company’s business profile. Piper Jaffray selected transactions that were announced after January 1, 2010 for which the targets had LTM revenue between US$25 million and US$500 million, revenue growth between 15% and 50% for the 12 month period immediately following the LTM period (“FTM”) and LTM gross margins greater than 60%.

Based on these criteria, the following transactions were selected:

Target	Acquiror	Date of Announcement
ZELTIQ Aesthetics, Inc.	Allergan Plc	February 13, 2017
LDR Holding Corporation	Zimmer Biomet Holdings, Inc.	June 7, 2016
Ellipse Technologies, Inc.	NuVasive, Inc.	January 5, 2016
TriVascular Technologies, Inc.	Endologix, Inc.	October 26, 2015
MAKO Surgical Corporation	Stryker Corporation	September 25, 2013
EKOS Corporation	BTG Plc	May 22, 2013
Conceptus, Inc.	Bayer HealthCare LLC	April 29, 2013
Healthpoint Biotherapeutics	Smith & Nephew plc	November 28, 2012
Kensey Nash Corporation	Royal DSM	May 3, 2012
SonoSite, Inc.	FUJIFILM Holdings Corporation	December 15, 2011
Synovis Life Technologies, Inc.	Baxter International Inc.	December 13, 2011
Salient Surgical Technologies, Inc.	Medtronic, Inc.	July 7, 2011
Advanced BioHealing, Inc.	Shire plc	May 18, 2011
AGA Medical Holdings, Inc.	St. Jude Medical, Inc.	October 18, 2010
ev3 Inc.	Covidien plc	June 1, 2010
SenoRx, Inc.	C.R. Bard, Inc.	May 4, 2010

For the selected M&A transactions analysis, Piper Jaffray compared implied EV/LTM revenue and EV/LTM gross profit multiples for the Company, based on the Consideration, to the corresponding multiples for each selected transaction, as well as the Company’s implied multiples of EV/projected FTM revenue and EV/projected FTM gross profit, based on the Consideration, to the corresponding multiples for each selected transaction. LTM revenue and LTM gross profit for the Company were based on historical financial data for the 12 months ended March 31, 2017. Projected FTM revenues and FTM gross profit for the Company were for the 12 months beginning March 31, 2017 and were based on estimates of the Company’s management. FTM revenues and FTM gross profit for the selected transactions were based on public filings and otherwise publicly available information, and LTM and FTM information was as of the date of announcement of the applicable transaction. The analysis indicated the following multiples:

Selected M&A Transactions
	Company(1)	High	75th%	Mean	Median	25th%	Low
EV to LTM revenue	7.9x	15.2x	7.6x	6.2x	6.0x	4.2x	3.1x
EV to FTM revenue	5.9x	10.6x	6.0x	4.9x	4.6x	3.4x	2.6x
EV to LTM gross profit	11.8x	22.5x	9.8x	8.5x	7.3x	5.5x	4.3x
EV to FTM gross profit	8.3x	15.8x	8.1x	6.7x	6.1x	4.4x	3.5x

(1)              Based on the Consideration.

Based on this analysis, Piper Jaffray noted that, with respect to the Company each of the EV/LTM revenue, the EV/LTM gross profit and the EV/FTM gross profit multiples multiple fell between the “High” and the 75th percentile range of implied EVs for the selected M&A transactions and the EV/FTM revenue multiple fell between the 75th percentile and the mean range of implied EVs for the selected M&A transactions. In addition, Piper Jaffray observed that the range of implied per share values for common stock based on the mean and median for each analysis, yielded the following, as compared to the Consideration:

Implied Per Share Value of Common Stock
LTM revenue	US$9.18-US$9.47
FTM revenue	US$9.40-US$9.98
LTM gross profit	US$7.64-US$8.77
FTM gross profit	US$8.98-US$9.72
Consideration	US$11.75

None of the selected transactions used in the analysis above is directly comparable to the Company or the Arrangement. Accordingly, an analysis of the results of the comparisons is not purely mathematical; rather, it involves considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected target companies in the selected transactions and other factors that could affect the transaction value of the selected target companies involved.

Premiums Paid Analysis

Piper Jaffray reviewed publicly available information for selected completed or pending M&A transactions to determine the premiums paid in such transactions over recent trading prices of the target companies prior to announcement of the transaction. Piper Jaffray selected transactions for which Piper Jaffray considered the target to be a North American public medical technology company, and applied, among others, the following criteria:

•  transactions announced since January 1, 2010;

•  EV of target greater than US$50 million and less than US$5 billion; and

•  excluded 100% stock consideration transactions.

Based on these criteria, Piper Jaffray selected 49 transactions, and the table below shows a comparison of premiums paid in the selected transactions over certain time periods to the premium that would be paid to the holders of common stock based on the Consideration.

The analysis indicated the following premiums:

		Selected Transactions
	Company(1)	High	75th%	Mean	Median	25th%	Low
Premium 1 day prior (to announcement of Arrangement)	94%	173%	60%	44%	34%	17%	(1)%
Premium 1 week prior (to announcement of Arrangement)	77%	173%	64%	46%	37%	25%	3%
Premium 4 weeks prior (to announcement of Arrangement)	62%	231%	72%	54%	41%	30%	9%

(1)              Based on the Consideration.

The premiums paid analysis showed that the premiums over the market prices at the selected dates 1 day prior and 1 week prior to the announcement of the Arrangement for common stock implied by the Consideration fell between the “High” and the 75th percentile range of premiums paid in the selected M&A transactions and the premium paid over market prices at the selected date 4 weeks prior to the announcement of the Arrangement for common stock implied by the Consideration fell between the 75th percentile and the mean range of premiums paid in the selected M&A transactions. In addition, Piper Jaffray observed that the range of implied per share values for common stock, based on the mean and median for each analysis yielded the following, as compared to the Consideration.

Implied Per Share Value of Common Stock
Premium 1 day prior (to announcement of Arrangement)	US$8.13-US$8.71
Premium 1 week prior (to announcement of Arrangement)	US$9.12-US$9.73
Premium 4 weeks prior (to announcement of Arrangement)	US$10.21-US$11.14
Consideration	US$11.75

Discounted Cash Flows Analysis

Using a discounted cash flows analysis, Piper Jaffray calculated an estimated range of theoretical enterprise values for the Company based on the net present value of (i) projected free cash flows from March 31, 2017 to December 31, 2026 and (ii) a projected terminal value at December 31, 2026 based upon perpetuity growth rates ranging from 3.0% to 4.0%, discounted back to March 31, 2017. The free cash flows for each year and terminal year value were calculated from operating financial projections for such periods provided to Piper Jaffray by the Company. Piper Jaffray calculated the range of net present values for unlevered free cash flows for such periods based on a range of discount rates ranging from 11.7% to 13.7%, based on its estimation of the Company’s weighted average cost of capital.

This analysis resulted in implied per share values for common stock ranging from US$9.52 to US$12.99. Piper Jaffray observed that the Consideration was within the range of implied per share values derived from this analysis.

Miscellaneous

The preparation of a fairness opinion is not necessarily susceptible to partial analysis or summary description. Piper Jaffray believes that the analyses and the summary described in the Piper Jaffray Fairness Opinion and herein must be considered as a whole and that selecting portions of its analyses or of the summary, without considering the analyses as a whole or all of the factors included in its analyses, could create an incomplete view of the processes underlying the analyses set forth in the Piper Jaffray Fairness Opinion. In arriving at its opinion, Piper Jaffray considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Instead, Piper Jaffray made its determination as to fairness on the basis of its experience and financial judgment after considering the results of all of its analyses. In addition, the ranges of valuations resulting from any particular analysis described above should not be taken to be Piper Jaffray’s view of the actual value of the Shares.

Piper Jaffray performed its analyses for purposes of providing its opinion to the Board of Directors. In performing its analyses, Piper Jaffray made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Certain of the analyses performed by Piper Jaffray are based upon financial projections of future results furnished to Piper Jaffray by the Company’s management, which are not necessarily indicative of actual future results and may be significantly more or less favorable than actual future results. These financial projections are inherently subject to uncertainty because, among other things, they are based upon numerous factors or events beyond the control of the parties or their respective advisors. Piper Jaffray does not assume responsibility if future results are materially different from projected financial results.

The Piper Jaffray Fairness Opinion was necessarily based upon the information available to it and facts and circumstances as they existed and were subject to evaluation on the date of the Piper Jaffray Fairness Opinion. Events occurring after the date of the Piper Jaffray Fairness Opinion could materially affect the assumptions used in preparing the Piper Jaffray Fairness Opinion. Piper Jaffray did not express any opinion as to the price at which the Shares may trade following the announcement of the Arrangement or at any future time. Piper Jaffray did not undertake to reaffirm or revise the Piper Jaffray Fairness Opinion or otherwise comment upon any events occurring after the date of the Piper Jaffray Fairness Opinion and does not have any obligation to update, revise or reaffirm the Piper Jaffray Fairness Opinion.

The Piper Jaffray Fairness Opinion addressed solely the fairness, from a financial point of view, to the Shareholders of the proposed Consideration set forth in the Arrangement Agreement and did not address any other terms or agreement relating to the Arrangement or any other terms of the Arrangement Agreement. Piper Jaffray was not requested to opine as to, and the Piper Jaffray Fairness Opinion does not address, the basic business decision to proceed with or effect the Arrangement, the merits of the Arrangement relative to any alternative transaction or business strategy that may be available to the Company, Purchaser’s ability to fund the Consideration, or any other terms contemplated by the Arrangement Agreement or the fairness of the Arrangement to any other class of securities, creditor or other constituency of the Company. Furthermore, Piper Jaffray expressed no opinion with respect to the amount or nature of compensation to any officer, director or employee of any party to the Arrangement, or any class of such persons, relative to the compensation to be received by the Shareholders in the Arrangement or with respect to the fairness of any such compensation, including whether such payments would be reasonable in the context of the Arrangement.

Under the terms of the engagement letter with Piper Jaffray, the Company has agreed to pay Piper Jaffray certain fees in connection with the provision of the Piper Jaffray Fairness Opinion and certain fees in connection with financial advisory services provided to the Company. Piper Jaffray acted as a financial advisor to the Company in connection with the Arrangement and will receive a fee, currently estimated to be approximately US$10.5 million from the Company, which is contingent upon the consummation of the Arrangement either (i) during the term of Piper Jaffray’s engagement or (ii) 12 months thereafter, except for US$1,000,000 of such fee which has been earned by Piper Jaffray for rendering the Piper Jaffray Fairness Opinion and is creditable against the total fee. The opinion fee was not contingent upon the consummation of the Arrangement or the conclusions reached in Piper Jaffray Fairness Opinion. The Company has also agreed to indemnify Piper Jaffray against certain liabilities and reimburse Piper Jaffray for certain expenses in connection with its services.

Perella Weinberg Fairness Opinion

Pursuant to an engagement letter dated June 6, 2017, Perella Weinberg agreed to provide the Company with various advisory services in connection with the Transaction including, among other things, the provision of the Perella Weinberg Fairness Opinion.

On June 16, 2017, Perella Weinberg rendered its oral opinion to the Special Committee and to the Board of Directors (which was subsequently confirmed in writing by delivery of Perella Weinberg’s written opinion dated the same date).

Perella Weinberg has not prepared a formal valuation of the Company, Stryker, the Purchaser or any of their respective securities or assets and the Perella Weinberg Fairness Opinion should not be construed as such.

Perella Weinberg will receive a fixed fee of US$2 million for its services that is not contingent on the completion of the Arrangement. In addition, the Company has agreed to reimburse Perella Weinberg for certain expenses that may arise, and indemnify Perella Weinberg for certain liabilities and other items that may arise, out of its engagement. Perella Weinberg’s compensation does not depend in whole or in part on the conclusions reached in the Perella Weinberg Fairness Opinion.

In support of the Perella Weinberg Fairness Opinion, Perella Weinberg performed certain analyses on the Company using methodologies and assumptions that were considered appropriate in the circumstances. The following principal methodologies were considered: (i) Precedent Transaction Analysis; (ii) Comparable Company Trading Analysis; and (iii) Discounted Cash Flow Analysis. For the Company, Perella Weinberg made calculations based on company filings for historical information and both consensus third party research estimates from FactSet (the “Street Case”) and forecasts provided by the Company (the “Company Forecasts”) for forecasted information.

In arriving at its conclusion, Perella Weinberg did not attribute any particular weight to any specific approach or analysis, but rather developed qualitative judgements on the basis of its experience in rendering such opinions and on the information presented as a whole.

Precedent Transaction Analysis

Using publicly available information, Perella Weinberg reviewed the terms of selected precedent transactions involving companies that operated in, or were exposed to, the medical technology industry. Perella Weinberg selected these transactions in the exercise of its professional judgment and experience because Perella Weinberg deemed them to be the most similar in size, scope and impact on the industry to the Company or otherwise relevant to the Arrangement.

For each of the selected precedent transactions, Perella Weinberg calculated and compared the resulting enterprise value in the transaction, the enterprise value as a multiple of the revenue over the last twelve months of publicly available data prior to the announcement of the transaction (“EV/LTM Revenue”) and the enterprise value as a multiple of the consensus third-party research estimates of the next twelve months’ revenue prepared by FactSet (“EV/NTM Revenue”).

Target	Acquiror	Date of Announcement
Cynosure, Inc.	Hologic, Inc.	February 14, 2017
ZELTIQ Aesthetics, Inc.	Allergan plc	February 13, 2017
LifeCell Corporation	Allergan plc	December 20, 2016
Cepheid	Danaher Corporation	September 6, 2016
HeartWare International, Inc.	Medtronic plc	June 27, 2016
LDR Holding Corporation	Zimmer Biomet Holdings, Inc.	June 7, 2016
Sage Products, LLC	Stryker Corporation	February 1, 2016
Thoratec	St. Jude Medical	July 22, 2015
Given Imaging Ltd.	Covidien plc	December 8, 2013
MAKO Surgical Corporation	Stryker Corporation	September 25, 2013
Conceptus, Inc.	Bayer HealthCare, LLC	April 29, 2013
Healthpoint Biotherapeutics Ltd.	Smith & Nephew plc	November 28, 2012
American Medical Systems Holdings, Inc.	Endo Pharmaceuticals Holdings, Inc.	April 11, 2011
AGA Medical Holdings, Inc.	St. Jude Medical, Inc.	October 18, 2010
ev3 Inc.	Covidien plc	June 1, 2010

Perella Weinberg observed that the median EV/LTM Revenue and EV/NTM Revenue multiples were 6.13x and 5.28x, respectively, for all of the selected precedent transactions. Perella Weinberg also observed that the EV/LTM Revenue implied by the US$11.75 of Per Share Consideration was 7.88x and the EV /NTM for the Street Case Revenue and Company Forecasts Revenue were 6.04x and 5.58x, respectively.

Based on the multiples calculated above, Perella Weinberg’s analyses of the various selected precedent transactions and on professional judgments made by Perella Weinberg, Perella Weinberg selected a representative range of multiples of 4.50x — 7.50x to apply to reported EV/LTM Revenue of the Company of approximately $83 million and 4.00x — 6.00x to apply to estimated EV/NTM Street Case Revenue and Company Forecasts Revenue of Novadaq of approximately US$109 million and US$118 million, respectively. Perella Weinberg applied such ranges to reported EV/LTM Revenue and EV/NTM Street Case Revenue and Company Forecasts Revenue to derive implied per share equity reference ranges for the Shares of approximately US$7.00 to US$11.25 for EV/LTM Revenue, US$8.00 to US$11.75 for estimated EV/NTM Street Case Revenue and approximately US$8.75 to US$12.50 for estimated EV/NTM Company Forecasts Revenue and compared that to the US$11.75 that would be paid holders of common stock based on the Consideration.

Although the selected precedent transactions were used for comparison purposes, none of the selected precedent transactions nor the companies involved in them were either identical or directly comparable to the Arrangement or the Company.

Comparable Company Analysis

Perella Weinberg reviewed and compared certain financial information for the Company to corresponding financial information, ratios and public market multiples for certain publicly held companies in the medical technology industry. Although none of the following companies are identical to the Company, Perella Weinberg selected these companies because they had publicly traded equity securities and were deemed to be similar to the Company. Perella Weinberg Partners relied heavily on peer medical device comparable companies and selected these companies because they are in the medical device sector and of a similar size or growth profile as the Company.

Selected publicly traded companies:

•                  Anika Therapeutics, Inc.

•                  AtriCure, Inc.

•                  AxoGen, Inc.

•                  Cardiovascular Systems, Inc.

•                  Glaukos Corporation

•                  Intersect ENT, Inc.

•                  Invuity, Inc.

•                  iRhythm Technologies, Inc.

•                  MiMedx Group, Inc.

•                  The Spectranetics Corporation

For each of the selected companies, Perella Weinberg calculated and compared financial information and various financial market multiples and ratios based on company filings for historical information and consensus third-party research estimates prepared by FactSet for forecasted information. For the Company, Perella Weinberg made calculations based on company filings for historical information and the Street Case and the Company Forecast for forecasted information.

The analysis indicated the following multiples:

Selected Public Companies
	Company(1)	High	Median	Low
EV to Street Case 2017 Revenue	3.16x	9.67x	5.78x	1.70x
EV to Company Forecast 2017 Revenue	3.00x	9.67x	5.78x	1.70x
EV to Street Case 2018 Revenue	2.50x	7.25x	4.93x	1.28x
EV to Company Forecast 2018 Revenue	2.24x	7.25x	4.93x	1.28x

(1) Based on Enterprise Value as of June 15, 2017.

Based on the multiples calculated above, Perella Weinberg’s analyses of the various selected publicly traded companies and on professional judgments made by Perella Weinberg, Perella Weinberg selected representative ranges of multiples of 3.50x — 8.00x to apply to estimated 2017 revenue of the Company and 2.75x — 6.50x to apply to estimated 2018 revenue. The implied values of the Shares derived from these reference ranges are summarized in the table below. Perella Weinberg compared these ranges the US$11.75 that would be paid holders of common stock based on the Consideration:

Implied Values of the Shares
	Approximate Estimated Revenue	Low	High
Street Case 2017 Revenue	$99 million	$6.50	$13.75
Company Forecast 2017 Revenue	$104 million	$7.00	$14.50
Street Case 2018 Revenue	$125 million	$6.50	$14.25
Company Forecast 2018 Revenue	$140 million	$7.25	$15.75

Discounted Cash Flow Analysis

Perella Weinberg conducted a discounted cash flow analysis for the Company based on the Company Forecasts by discounting to a present value the unlevered free cash flows (the “UFCFs”) of the Company expected to be generated from the remainder of fiscal year 2017 through fiscal year 2026 as well as a terminal value based on a perpetuity growth rates ranging from 2.5% to 3.5%, such value also having been discounted to a present value. The projected UFCFs of the Company were discounted at the estimated weighted average costs of capital ranging from 11.0% to 13.0% for the Company, calculated based upon the Company’s after-tax cost of debt and equity and weighted based upon an assumed optimal capital structure for the Company. Perella Weinberg also conducted a discounted cash flow analysis of the Company’s global existing and forecasted net operating losses (“NOLs”) by discounting the expected tax benefits of those NOLs based on forecasted pre-tax earnings.

This analysis resulted in implied per share values for the Shares ranging from approximately US$9.00 to US$12.50 without NOLs and approximately $9.75 to $13.25 with NOLs. Perella Weinberg compared these ranges to the US$11.75 that would be paid to holders of the Shares.

Fairness Conclusion

The Perella Weinberg Fairness Opinion states that, based upon and subject to the various assumptions and limitations set forth therein, Perella Weinberg is of the opinion that, as of the date of the Perella Weinberg Fairness Opinion, the Consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to such holders.

The full text of the Perella Weinberg Fairness Opinion, which states, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Appendix “F” to this Information Circular. Shareholders are encouraged to read the Perella Weinberg Fairness Opinion carefully in its entirety. The Perella Weinberg Fairness Opinion was provided to the Board in connection with its evaluation of the Consideration to be received pursuant to the Arrangement, does not address any other aspect of the Arrangement and does not constitute a recommendation as to how Shareholders should vote or act with respect to the Arrangement.

Effective Date

The Arrangement will become effective on the date shown on the Certificate of Arrangement to be endorsed by the Director on the Articles of Arrangement giving effect to the Arrangement in accordance with the CBCA.

Arrangement Mechanics

The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement, attached as Appendix “D” to this Information Circular.

Commencing at the Effective Time, each of the following events shall occur and shall be deemed to occur consecutively in the following order, except where noted, without any further authorization, act or formality:

(a)                                 each Option outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Option Plan, shall be deemed to be unconditionally vested and exercisable, and such Option shall, without any further action by or on behalf of a holder of Options, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company equal to the amount (if any) by which Consideration in respect of each Share underlying each Option exceeds the U.S. Equivalent Exercise Price of such Option, in each case, less applicable withholdings, and such Option shall immediately be cancelled and, for greater certainty, where such amount is zero or negative, none of the Company, the Purchaser nor Acquireco shall be obligated to pay the holder of such Option any amount in respect of such Option;

(b)                                 each DSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the LTIP, shall, without any further action by or on behalf of a holder of a DSU or the Company, be cancelled in exchange for a cash payment from the Company of an amount equal to the Consideration in respect of each DSU less applicable withholdings, all in full satisfaction of the obligations of the Company in respect of the DSUs;

(c)                                  each RSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the LTIP shall, without any further action by or on behalf of a holder of a RSU or the Company, be cancelled in exchange for a cash payment from the Company of an amount equal to the Consideration in respect of each RSU less applicable withholdings, all in full satisfaction of the obligations in respect of the RSUs;

(d)                                 (i) each holder of Options, DSUs or RSUs shall cease to be a holder of such Options, DSUs or RSUs, as applicable, (ii) each such holder’s name shall be removed from each applicable register, (iii) the Option Plan and the LTIP, and all agreements relating to the Options, DSUs and RSUs, shall be terminated, null, void and shall be of no further force and effect, and (iv) each such holder shall thereafter have only the right to receive the consideration to which they are entitled pursuant to Section 3.1(a), Section 3.1(b) and Section 3.1(c) of the Plan of Arrangement, as applicable, at the time and in the manner specified therein;

(e)                                  each of the Shares held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality to Acquireco (free and clear of all Liens) in accordance with, and for the consideration contemplated in Article 4 of the Plan of Arrangement, and:

(i)                                     Such Dissenting Shareholders shall cease to be the holders of such Shares and to have any rights as holders of such Shares other than the right to be paid fair value for such Shares as set out in Section 4.1 of the Plan of Arrangement;

(ii)                                  such Dissenting Shareholders’ names shall be removed as the holders of such Shares from the registers of Shares maintained by or on behalf of the Company; and

(iii)                               Acquireco shall be deemed to be the transferee of such Shares free and clear of all Liens, and Acquireco shall be entered in the registers of Shares maintained by or on behalf of the Company, as the holder of such Shares;

(f)                                   each Share outstanding immediately prior to the Effective Time, other than Shares held by a Dissenting Shareholder who has validly exercised their Dissent Right, the Purchaser, Acquireco or any of their respective affiliates, shall, without any further action by or on behalf of a holder of the Shares, be deemed to be assigned and transferred by the holder thereof to Acquireco (free and clear of all Liens) in exchange for the Consideration for each Share held, and:

(i)                                     the holders of such Shares shall cease to be the holders thereof and to have any rights as holders of such Shares other than the right to be paid the Consideration in accordance with the Plan of Arrangement;

(ii)                                  such holders’ names shall be removed from the register of the Shares maintained by or on behalf of the Company; and

(iii)                               Acquireco shall be deemed to be the transferee of such Shares (free and clear of all Liens) and Acquireco shall be entered in the register of the Shares maintained by or on behalf of the Company;

it being expressly provided that the events provided for in Section 3.1 of the Plan of Arrangement will be deemed to occur on the Effective Date, notwithstanding that certain procedures related thereto may not be completed until after the Effective Date.

Currency Election

Any amounts payable under the Arrangement to Securityholders will be paid in U.S. dollars unless prior to the Effective Time they elect in the applicable election form to receive such amounts in Canadian dollars. Registered Shareholders must make such an election in the Letter of Transmittal and Election Form (printed on yellow paper). Beneficial Shareholders must request that the Intermediary in whose name their Shares are registered make such an election on their behalf. Holders of Options, RSUs and DSUs must make such an election in the Election Form for Holders of Options, RSUs and DSUs (printed on green paper).

The exchange rate that will be used to convert payments from U.S. dollars into Canadian dollars will be the rate established by Computershare Trust Company of Canada, in its capacity as foreign exchange service provider to the Company, on the date the funds are converted, which rate will be based on the prevailing market rate on the date the funds are converted. The risk of any fluctuations in such rate, including risks relating to the particular date and time at which funds are converted, will be solely borne by the Securityholders. Computershare Trust Company of Canada will act as principal in such currency conversion transactions conducted for the Company and may earn a commercially reasonable spread between the exchange rate it uses to convert payments and the rate used by any counterparty from which it may purchase Canadian currency as reasonable compensation for its services to the Company as foreign exchange service provider. Currency exchange transactions involve complex tax matters for Securityholders that are subject to or may be subject to United States federal income tax and those Securityholders are urged to review the statements under “Certain United States Federal Income Tax Considerations.”

Depositary Agreement

Prior to the Effective Date, the Company, the Purchaser, Acquireco and the Depositary will enter into the Depositary Agreement. Pursuant to the Arrangement Agreement, following receipt of the Final Order and prior to the Effective Time, the Purchaser or Acquireco shall deliver or cause to be delivered to the Depositary sufficient funds to satisfy the aggregate Consideration payable to Shareholders in accordance with the Plan of Arrangement, with the amount per Share in respect of which Dissent Rights have been exercised being deemed to be the Consideration for this purpose.

Certificates and Payment

Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Shares that were transferred pursuant to the Plan of Arrangement, together with a duly completed and executed Letter of Transmittal and Election Form (printed on yellow paper) and such additional documents and instruments as the Depositary may reasonably require, the registered holder of the Shares represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, as soon as practicable, the Consideration that such Shareholder has the right to receive under the Arrangement for such Shares, less any amounts withheld in respect of Taxes pursuant to the Plan of Arrangement, and any certificate so surrendered shall forthwith be cancelled.

As soon as practicable after the Effective Date, the Company shall pay or cause to be paid the amounts, net of applicable withholdings, to be paid to holders of Options, DSUs and RSUs pursuant to this Plan of Arrangement, either (i) pursuant to the normal payroll practices and procedures of the Company, or (ii) in the event that payment pursuant to the normal payroll practices and procedures of Company is not practicable for any such holder, by cheque or similar means (delivered to such holder of Options, DSUs, or RSUs, as applicable, as reflected on the register maintained by or on behalf of the Company in respect of the Options, DSUs and RSUs).

After the Effective Time and until surrendered for cancellation as contemplated above, each certificate that immediately prior to the Effective Time represented one or more Shares, shall be deemed at all times to represent only the right to receive in exchange therefor the Consideration that the holder of such certificate is entitled to receive in accordance with the Plan of Arrangement, less any amounts withheld in respect of Taxes pursuant thereto.

Any such certificate formerly representing Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Shares, the Options, the DSUs and the RSUs pursuant to the Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Company, the Purchaser and

Acquireco, as applicable, for no consideration. On such date, the Consideration such former Shareholder was entitled to receive shall be delivered to the Purchaser or Acquireco, as applicable, by the Depositary.

Any payment made by way of cheque by the Depositary pursuant to the Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature.

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Shares that were transferred pursuant the Plan Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, cash deliverable in accordance with such holder’s Letter of Transmittal and Election Form (printed on yellow paper). When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall as a condition precedent to the delivery of such cash, give a bond satisfactory to the Purchaser and the Depositary (each acting reasonably) in such sum as the Purchaser may direct (acting reasonably), or otherwise indemnify the Purchaser and the Company in a manner satisfactory to Purchaser and the Company, each acting reasonably, against any claim that may be made against the Purchaser and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

The Purchaser, the Company and the Depositary, as applicable, shall be entitled to deduct and withhold from any amount otherwise payable or deliverable to any Person under the Plan of Arrangement (including, without limitation, any amounts payable pursuant to Dissent Rights) such amounts as the Purchaser, the Company or the Depositary, as applicable, are required to deduct and withhold, or reasonably believe to be required to deduct and withhold, from such amount otherwise payable or deliverable under any provision of any Laws in respect of Taxes. Any such amounts will be deducted, withheld and remitted from the amount otherwise payable or deliverable pursuant to the Plan of Arrangement and shall be treated for all purposes under the Plan of Arrangement as having been paid to the Person in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Entity.

Letter of Transmittal and Election Form

Registered Shareholders will have received a Letter of Transmittal and Election Form (printed on yellow paper) with this Information Circular. In order to receive the Consideration and, if applicable, elect to receive the Consideration they are entitled to receive in respect of their Shares in Canadian dollars, Registered Shareholders must complete and sign the Letter of Transmittal and Election Form and deliver it and all other documents required by it, including the certificates representing the Shares, to the Depositary in accordance with the instructions contained in the applicable Letter of Transmittal and Election Form. Registered Shareholders can obtain additional copies of the applicable Letter of Transmittal and Election Form by contacting the Transfer Agent. The Letters of Transmittal and Election Form is also available under the Company’s profile on SEDAR at www.sedar.com.

The Letter of Transmittal and Election Form contains procedural information relating to the Arrangement, including procedures relating to electing to receive the Consideration in Canadian dollars, and should be reviewed carefully. Beneficial Shareholders holding Shares that are registered in the name of an Intermediary must contact their Intermediary to arrange for the surrender of their Shares and, if applicable, make an election to receive the Consideration they are entitled to receive in respect of their Shares in Canadian dollars.

The Purchaser and Acquireco, subject to the consent of the Depositary, reserve the right to waive or not to waive any and all errors or other deficiencies in any Letter of Transmittal and Election Form or other document and any such waiver or non-waiver will be binding upon the affected Shareholders. The granting of a waiver to one or more Shareholders does not constitute a waiver for any other Shareholders. The Company, the Purchaser and Acquireco reserve the right to demand strict compliance with the terms of the Letters of Transmittal and the

Arrangement. The method used to deliver the Letters of Transmittal and any accompanying certificates representing the Shares is at the option and risk of the holder surrendering them, and delivery will be deemed effective only when such documents are actually received by the Depositary. The Company recommends that the necessary documentation be hand delivered to the Depositary, and a receipt obtained therefor; otherwise the use of registered mail with return receipt requested, and with proper insurance obtained, is recommended.

Interests of Certain Persons in the Arrangement

In considering the recommendation of the Special Committee and the Board of Directors, Shareholders should be aware that directors and executive officers of the Company may have interests in the Arrangement or may receive benefits that differ from, or be in addition to, the interests of Shareholders generally. Other than the interests and benefits described below, none of the directors or officers of the Company or, to the knowledge of the directors and executive officers of the Company, any of their respective associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted upon in connection with the Arrangement or that would materially affect the Arrangement.

All benefits received, or to be received, by directors, officers or employees of the Company as a result of the Arrangement are, and will be, solely in connection with their services as directors, officers or employees of the Company. No benefit has been, or will be, conferred for the purpose of increasing the value of consideration payable to any such person for the Shares held by such persons and no consideration is, or will be, conditional on such person supporting the Arrangement.

Shares

As of July 6, 2017, the directors and executive officers of the Company, beneficially owned, directly or indirectly, or exercised control or direction over, in the aggregate 412,811 Shares, which represented approximately 0.71% of the issued and outstanding Shares on an undiluted basis. All of the Shares held by such directors and executive officers of the Company will be treated in the same fashion under the Arrangement as Shares held by all other Shareholders.

Options

The Option Plan will be terminated in accordance with the terms of the Plan of Arrangement.

As of July 6, 2017, the directors and executive officers of the Company held, in the aggregate, 1,648,390 Options, of which 1,451,390 Options are “in-the-money”. The outstanding Options held by such directors and executive officers had exercise prices ranging from $2.50 to $17.44. If the Arrangement is consummated, all “in-the-money” Options outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Option Plan, shall be deemed to be unconditionally vested and exercisable, and such Option shall, without any further action by or on behalf of a holder of Options, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company equal to the amount by which the Consideration exceeds the U.S. Equivalent Exercise Price (being the exercise price of the Option converted to U.S. dollars using the Bank of Canada closing exchange rate to U.S. dollars on the date that is two Business Days immediately preceding the Effective Date) of such Option, less applicable withholdings, and each such Option shall immediately be cancelled. Each “out-of-the-money” Option will be cancelled and be of no further force and effect, except that holders of “out-of-the-money” Options who work outside Canada or worked outside Canada when they received their Option grant will receive written notice of the treatment of their Options and the opportunity to exercise such Options before they are cancelled. If the Arrangement is completed and assuming no vested Options are exercised after June 16, 2017 and prior to the Effective Time, the directors and executive officers of the Company would be entitled to collectively receive, in exchange for the Options held by them, cash compensation of US$5,464,177.81, in the aggregate.

DSUs

The LTIP will be terminated in accordance with the terms of the Plan of Arrangement.

As of July 6, 2017, the non-management directors of the Company held, in the aggregate, 62,800 DSUs. If the Arrangement is consummated, each DSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the LTIP, shall, without any further action by or on behalf of a holder of DSUs, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company equal to the Consideration, less applicable withholdings, and each such DSU shall immediately be cancelled. If the Arrangement is completed, the non-management directors of the Company would be entitled to collectively receive, in exchange for the DSUs held by them, cash compensation of US$737,900.00 in the aggregate.

RSUs

As of July 6, 2017, the executive officers of the Company held, in the aggregate, 63,281 RSUs. If the Arrangement is consummated, each RSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the LTIP, shall, without any further action by or on behalf of a holder of RSUs, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company equal to the Consideration, less applicable withholdings, and each such RSU shall immediately be cancelled. If the Arrangement is completed, the executive officers of the Company would be entitled to collectively receive, in exchange for the RSUs held by them, cash compensation of US$743,551.75 in the aggregate.

Consideration

The following table sets out the names and positions of the directors and executive officers of the Company as of July 6, 2017, the number of Shares, Options, DSUs and RSUs owned or over which control or direction was exercised by each such director or officer of the Company and, where known after reasonable enquiry, by their respective associates or affiliates and the consideration to be received for such Shares, Options, DSUs and RSUs pursuant to the Arrangement.

Name and Position with the Company	Shares	Estimated amount of Consideration to be received in respect of Shares (US$)	“In-the- Money” Options	DSUs	RSUs	Notional Options(1)	Notional DSUs(1)	Notional RSUs(1)	Estimated amount of cash to be received in respect of Options, DSUs and RSUs (incl. notional)(2) (US$)	Total estimated amount of consideration to be received (subject to applicable withholdings)(2) (US$)
Non-Management Directors
William MacKinnon Chairman	Nil	Nil	33,000	12,560	Nil	Nil	15,122	Nil	466,436.58	466,436.58
Lisa Colleran Director	Nil	Nil	Nil	Nil	Nil	Nil	15,122	Nil	177,683.50	177,683.50
Anthony Griffiths Director	27,981	328,776.75	54,500	12,560	Nil	Nil	15,122	Nil	648,680.04	977,456.79
Karen Licitra Director	Nil	Nil	Nil	Nil	Nil	Nil	15,122	Nil	177,683.50	177,683.50
Patrice Merrin Director	2,000	23,500.00	15,000	12,560	Nil	Nil	15,122	Nil	352,321.19	375,821.19
Thomas Wellner Director	10,300	121,025.00	8,500	12,560	Nil	Nil	15,122	Nil	340,596.19	461,621.19
Robert White Director	Nil	Nil	8,500	12,560	Nil	Nil	15,122	Nil	340,596.19	340,596.19
Executive Officers
Rick Mangat President & CEO	284,055	3,337,646.25	404,900	Nil	11,687	285,791	Nil	136,341	5,618,638.26	8,956,284.51
Roger Deck CFO	73,459	863,143.25	311,960	Nil	9,687	97,315	Nil	46,425	2,554,748.93	3,417,892.18

Name and Position with the Company	Shares	Estimated amount of Consideration to be received in respect of Shares (US$)	“In-the- Money” Options	DSUs	RSUs	Notional Options(1)	Notional DSUs(1)	Notional RSUs(1)	Estimated amount of cash to be received in respect of Options, DSUs and RSUs (incl. notional)(2) (US$)	Total estimated amount of consideration to be received (subject to applicable withholdings)(2) (US$)
Thomas Tamberrino Vice President of Sales and Marketing	8,369	98,335.75	258,920	Nil	22,567	82,418	Nil	39,318	1,841,450.40	1,939,786.15
Derrick Guo General Counsel & Corporate Secretary	2,355	27,671.25	154,690	Nil	11,107	68,681	Nil	32,765	1,278,160.50	1,305,831.75
Lori Swalm Sr. Vice President, Regulatory, Clinical and Economic Affairs	4,292	50,431.00	201,420	Nil	8,233	63,187	Nil	30,144	1,366,334.98	1,416,765.98

(1)             Awarded May 2017.

(2)             For purposes of this table, an assumed exchange rate of 1.3000 Canadian dollars per U.S. dollar (US$1.0000 = C$1.3000, or C$1.0000 = US$0.7692) was used to convert the exercise price of Options denominated in Canadian dollars into U.S. dollars. At the Effective Time, the U.S. Equivalent Exercise Price will be calculated using the Bank of Canada closing exchange rate on the date that is two Business Days immediately preceding the Effective Date.

Change of Control Agreements

Each of the Company’s named executive officers (Rick Mangat, Roger Deck, Thomas Tamberrino, Derrick Guo and Lori Swalm, collectively, the “NEOs”) is a party to a change of control agreement that provides, among other things, that, upon the occurrence of a ‘double-trigger’ of (1) a change of control of the Company, and (2) an involuntary termination of the NEO’s employment within two (2) years of such change of control, the Company shall provide the NEO with the following compensation and benefits:

(a)                                 a lump sum payment equal to two (2) years base salary;

(b)                                 a lump sum amount equivalent to two (2) times average cash bonus received in previous three (3) calendar years;

(c)                                  a pro-rata share of the target bonus for the calendar year in which the involuntary termination occurred;

(d)                                 maintenance of the medical, disability and life insurance coverages in effect at the date of termination for two (2) years or until employment with another company; and

(e)                                  notwithstanding the terms of the Option Plan or LTIP and subject to regulatory approval (if any), the vesting of all (i) outstanding Options held under the Option Plan and the right to exercise such Options within ninety (90) days from the date of termination, and (ii) outstanding RSUs held under the LTIP.

The following table provides details regarding the estimated incremental payments from the Company to each of the NEOs pursuant to the terms of their respective change of control agreement, assuming a change of control occurred on September 1, 2017.

Name and Position	Change of Control Payment, Base Salary (US$)	Change of Control Payment, Bonus (US$)	Total (US$)(1)
Rick Mangat President & Chief Executive Officer	1,130,000.00	650,889.33	1,780,889.33
Roger Deck Chief Financial Officer	700,000.00	346,873.33	1,046,873.33
Thomas Tamberrino Vice President of Sales and Marketing	540,000.00	474,187.33	1,014,187.33
Derrick Guo General Counsel & Corporate Secretary	500,000.00	252,954.00	752,954.00
Lori Swalm Sr. Vice President, Regulatory, Clinical and Economic Affairs	480,000.00	265,198.67	745,198.67

(1)         In addition to receiving the above payments in respect of base salary and bonus, the NEOs will also receive certain payments in respect of their RSUs and Options. See “The Arrangement — Interests of Certain Persons in the Arrangement — Consideration”.

Change of Control Bonus

On January 25, 2016, the Board of Directors considered and approved a change of control bonus program in order to retain certain employees in the event of a potential change of control transaction involving the Company. The change of control bonus program is limited to an aggregate payment of US$15,000,000, payable only if a change of control transaction is consummated by the Company and provided that the applicable employee continues to be employed by the Company pending completion of such change of control transaction. Accordingly, upon completion of the Arrangement, the following executive officers of the Company will be entitled to, in addition to payments under their respective change of control agreements, the following amounts under the change of control bonus program:

Name and Position	Change of Control Bonus Amount (US$)
Rick Mangat President & Chief Executive Officer	6,000,000
Roger Deck Chief Financial Officer	4,000,000
Thomas Tamberrino Vice President of Sales and Marketing	3,000,000
Derrick Guo General Counsel & Corporate Secretary	2,000,000

Retention Bonus

On June 16, 2017, the Board of Directors considered and approved a retention bonus pool for director-level and below employees, to be granted to certain eligible employees at the discretion of the Chief Executive Officer of the Company. Such retention bonus pool was implemented in order to incentivize employees with respect to the review process and to ensure the retention of key employees during the period of uncertainty which resulted from the review process undertaken by the Special Committee. The retention bonus pool is limited to an aggregate payment of US$200,000, payable only if the Arrangement is consummated and provided that the applicable employee remains an employee of the Company at the Effective Time.

Continuing Insurance Coverage for Directors and Executive Officers of the Company

The Arrangement Agreement provides that, prior to the Effective Time, following a review and formal written acceptance of the terms and conditions by the Purchaser, the Company shall purchase customary “tail” policies of directors’ and officers’ liability, products and completed operations liability and employment practices liability insurance from a reputable and financially sound insurance carrier and containing terms and conditions no less favourable in the aggregate to the protection provided by the policies maintained by the Company and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Time. The Company will, and will cause its Subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Time; provided that the Company and its Subsidiaries shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policies shall not exceed 250% of the Company’s current annual aggregate premium for policies currently maintained by the Company or its Subsidiaries.

Intentions of Directors and Executive Officers

As of July 6, 2017, the directors and executive officers of the Company, beneficially owned, directly or indirectly, or exercised control or direction over, in the aggregate 412,811 Shares, which represented approximately 0.71% of the issued and outstanding Shares on an undiluted basis. All of the Shares held by such directors and executive officers of the Company will be treated in the same fashion under the Arrangement as Shares held by all other Shareholders. To the knowledge of the Company, all directors and executive officers of the Company intend to vote FOR the Arrangement Resolution.

Effects on the Company if the Arrangement is Not Completed

If the Arrangement Resolution is not approved by Shareholders or if the Arrangement is not completed for any other reason, Shareholders will not receive any payment for any of their Shares in connection with the Arrangement and the Company will remain a reporting issuer and the Shares will continue to be listed on the TSX and NASDAQ. See “Risk Factors — Risk Factors Relating to the Arrangement”.

SUMMARY OF THE ARRANGEMENT AGREEMENT

The following description of certain provisions of the Arrangement Agreement is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the Arrangement Agreement, which is attached as Appendix “C” to this Information Circular.

Representations and Warranties

The Arrangement Agreement contains customary representations and warranties made by each of the Company, the Purchaser and Acquireco, which representations and warranties expire on the earlier of the Effective Date and the date on which the Arrangement Agreement is terminated in accordance with its terms. The assertions embodied in those representations and warranties are solely for the purposes of the Arrangement Agreement. Certain representations and warranties may not be accurate or complete as of any specified date because they are qualified by certain disclosure provided by the Company to the Purchaser and Acquireco or are subject to a standard of materiality or are qualified by a reference to Company Material Adverse Effect or Purchaser Material Adverse Effect. Therefore, Shareholders should not rely on the representations and warranties as statements of factual information.

The Arrangement Agreement contains customary representations and warranties of the Company relating to: (a) organization; (b) authorization, validity of agreement and company action; (c) Board of Directors’ approvals; (d) Shareholder approval; (e) consents, approvals and no violations; (f) Subsidiaries; (g) compliance with Laws and constating documents; (h) authorizations; (i) capitalization and listing; (j) reporting issuer status and stock exchange compliance; (k) United States securities Law matters; (l) reports; (m) comments, review and audits; (n) financial statements; (o) undisclosed liabilities; (p) real property and personal property; (q) environmental matters; (r) intellectual property; (s) employment matters; (t) absence of certain changes or events; (u) litigation and orders; (v) Taxes; (w) books and records; (x) insurance; (y) non-arm’s length transactions; (z) benefit plans; (aa) restrictions on business activities; (bb) material contracts; (cc) corrupt practices legislation; (dd) customers and suppliers; (ee) United States Food and Drug Administration and related matters; (ff) healthcare regulatory compliance; (gg) trade control compliance; (hh) brokers and expenses; (ii) no “collateral benefit”; (jj) fairness opinions; and (kk) no other Purchaser and Acquireco representations or warranties.

In addition, the Arrangement Agreement also contains customary representations and warranties of the Purchaser and Acquireco relating to: (a) organization; (b) authorization, validity of agreement and company action; (c) no conflict, required filings and consent; (d) litigation; (e) available funds; (f) brokers; (g) no other Company representations or warranties; and (h) no vote required.

Covenants

The Arrangement Agreement also contains customary negative and affirmative covenants of the Company and each of the Purchaser and Acquireco.

Conduct of Business of the Company

In the Arrangement Agreement, the Company has agreed to certain customary negative and affirmative covenants relating to the operation of its business (including the business of its Subsidiaries) between the date of the Arrangement Agreement and the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, including that the business of the Company and its Subsidiaries shall be conducted in the ordinary course and in accordance with applicable Laws as qualified by certain disclosure provided by the Company to the Purchaser and Acquireco. Furthermore, the Company has agreed to use commercially reasonable efforts to preserve intact its and its Subsidiaries’ business organization, assets, goodwill and business relationships it currently maintains and to maintain its existence and the existence of its Subsidiaries in good standing pursuant to applicable Law. Shareholders should refer to the Arrangement Agreement for details regarding the additional negative and affirmative covenants given by the Company in relation to the conduct of its business prior to the Effective Time.

Mutual Covenants of the Parties Relating to the Arrangement

In the Arrangement Agreement, the Parties have agreed to certain customary mutual negative and affirmative covenants between the date of the Arrangement Agreement and the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, other than in connection with obtaining Regulatory Approvals, which approvals are governed by separate provisions. Each of the Parties has agreed to use its commercially reasonable efforts to, and shall cause its Subsidiaries to use all commercially reasonable efforts to, satisfy (or cause the satisfaction of) the conditions precedent to its obligations under the Arrangement Agreement to the extent the same is within its control and to satisfy, or cause to be satisfied, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement. Each of the Parties has further covenanted to not take any action, refrain from taking any action and not permit any action to be taken or not taken which is inconsistent with the Arrangement Agreement or which would reasonably be expected to, individually or in the aggregate, materially impede or materially delay the consummation of the Arrangement or the other transactions contemplated in the Arrangement Agreement. Additionally, each of the Parties has covenanted to carry out the terms of the Interim Order and Final Order and to use commercially reasonable efforts to: (A) defend all lawsuits or other legal, regulatory or other proceedings against itself or any of its Subsidiaries challenging or affecting the Arrangement Agreement or the consummation of the transactions contemplated hereby; (B) appeal, overturn or have lifted or rescinded any injunction or restraining order or other order, including orders, relating to itself or any of its Subsidiaries which may materially adversely affect the ability of the Parties to consummate the Arrangement; and (C) appeal or overturn or otherwise have lifted or rendered non-applicable in respect of the Arrangement, any Law that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from consummating the Arrangement.

Covenants of the Company Relating to Incentive Awards

At the written request of the Purchaser, the Company must take commercially reasonable actions under the terms of all its Company Employee Share Plans and the Plan of Arrangement to facilitate the surrender and termination of its RSUs, DSUs and Options at or prior to the Effective Time.

Regulatory Approvals

Each of the Company and the Purchaser has agreed to, as promptly as practicable and within fifteen (15) Business Days after the signing of the Arrangement Agreement, file their respective Part IX notifications under the Competition Act and any report or related material required pursuant to the HSR Act. The Purchaser shall as promptly as practicable and within fifteen (15) Business Days after the signing of the Arrangement Agreement, file an application for an ARC or No-Action Letter under the Competition Act. The Purchaser will be responsible for all filing fees regarding any Regulatory Approvals.

Non-Solicitation

The Company has agreed that it and its Subsidiaries shall not, indirectly or directly, or through any officer, director, employee, representative (including any financial or other advisor) or agent of the Company or any of its Subsidiaries (collectively, the “Representatives”):

(a)                                 solicit, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any Subsidiary) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal;

(b)                                 enter into, engage in, continue or otherwise participate in any discussions or negotiations with any Person (other than the Purchaser and its Subsidiaries or affiliates) in respect of any inquiry, proposal or offer that constitutes or may reasonably be expected to lead to an Acquisition Proposal; provided that, for greater certainty, the Company shall be permitted to: (A) communicate with any Person for the sole purposes of clarifying the terms and conditions of any inquiry, proposal or offer made by such Person; (B) advise any Person of the restrictions of the Arrangement Agreement; and (C) advise any Person making an Acquisition Proposal that the Board of Directors has determined that such Acquisition Proposal does not constitute or is not reasonably expected to constitute or lead to a Superior Proposal;

(c)                                  make a Change in Recommendation;

(d)                                 accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any publicly announced Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than five (5) Business Days following the public announcement of such Acquisition Proposal will not be considered to be in violation of Section 5.5(a)(iv) of the Arrangement Agreement; provided that the Board of Directors has rejected such Acquisition Proposal and affirmed the Board of Directors’ recommendation by press release before the end of such five (5) Business Day period (or in the event that the Meeting is scheduled to occur within such five (5) Business Day period, prior to the third (3rd) Business Day prior to the date of the Meeting); provided, further, that the Company shall provide the Purchaser and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by the Purchaser and its counsel); or

(e)                                  accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to the terms of the Arrangement Agreement).

Acquisition Proposals

If the Company or any of its Subsidiaries receives, or any of their respective Representatives receives, any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Company or any Subsidiary in relation to a possible Acquisition Proposal, the Company shall promptly notify the Purchaser, at first orally within 24 hours, and then within 48 hours, in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including the identity of the Person making such Acquisition Proposal, inquiry, proposal, offer or request and the material terms and conditions thereof and copies of all written documents, correspondence or other material received in respect of, from or on behalf of any such Person. The Company shall keep the Purchaser fully informed, on a current basis, of the status of material developments and negotiations with respect to any Acquisition Proposal, inquiry, proposal, offer or request, including any material changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request.

Notwithstanding the non-solicitation covenants of the Company, or any other agreement between the Parties or between the Company and any other Person, if at any time following the date of the Arrangement

Agreement and prior to obtaining the approval of Shareholders of the Arrangement Resolution, the Company receives a request for material non-public information, or to enter into discussions, from a Person that proposes to the Company an unsolicited bona fide written Acquisition Proposal, the Company may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of information, properties, facilities, books or records of the Company or its Subsidiaries, if any only if:

(a)                                 the Board of Directors determines, in good faith after consultation with its outside financial and legal advisors, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal;

(b)                                 such Person is not restricted from making an Acquisition Proposal pursuant to an existing standstill or similar restriction with the Company or any of its Subsidiaries;

(c)                                  the Company has been, and continues to be, in compliance with the non-solicitation covenants of the Company contained in the Arrangement Agreement in all material respects; and

(d)                                 prior to providing any such copies, access or disclosures, the Company enters into a confidentiality and standstill agreement with such Person substantially in the same form as the Confidentiality Agreement (which confidentiality and standstill agreement shall be subject to Section 5.5(c) of the Arrangement Agreement) and any such copies, access or disclosure provided to such Person shall have already been (or simultaneously be) provided to the Purchaser.

Right to Match

If the Company receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Arrangement Resolution by Shareholders, the Board of Directors may (1) make a Change in Recommendation in response to such Superior Proposal and/or (2) cause the Company to terminate the Arrangement Agreement pursuant to Section 7.2(a)(iv)(B) of the Arrangement Agreement (including payment of the applicable amounts required to be paid pursuant to Section 7.3 of the Arrangement Agreement) and concurrently enter into a definitive agreement with respect to the Superior Proposal (other than a confidentiality agreement permitted by Section 5.5(e) of the Arrangement Agreement) (a “Proposed Agreement”), if and only if:

(a)                                 the Person making such Superior Proposal is not restricted from making an Acquisition Proposal pursuant to an existing standstill, confidentiality, non-disclosure, business purpose, use or similar restriction;

(b)                                 the Company has been, and continues to be, in compliance with the non-solicitation covenants of the Company contained in the Arrangement Agreement in all material respects;

(c)                                  the Company or its Representatives have delivered to the Purchaser the information required by Section 5.5(d) of the Arrangement Agreement, as well as a written notice (the “Superior Proposal Notice”) of the determination of the Board of Directors that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board of Directors to make a Change in Recommendation and/or terminate the Arrangement Agreement pursuant to Section 7.2(a)(iv)(B) of the Arrangement Agreement to concurrently enter into the Proposed Agreement with respect to such Superior Proposal, as applicable;

(d)                                 in the case of (2), the Company or its Representatives have provided the Purchaser a copy of the Proposed Agreement and all supporting materials, including any financing documents with customary redactions supplied to the Company in connection therewith;

(e)                                  five (5) Business Days (the “Response Period”) shall have elapsed from the date on which the Company has received the Superior Proposal Notice and all documentation referred to in Sections 5.5(f)(iii) and 5.5(f)(iv) of the Arrangement Agreement;

(f)                                   during any Response Period, the Purchaser has had the opportunity (but not the obligation) in accordance with Section 5.5(g) of the Arrangement Agreement, to offer to amend the Arrangement Agreement and the Plan of Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(g)                                  after the Response Period, the Board of Directors (A) has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by the Purchaser under Section 5.5(g) of the Arrangement Agreement) and (B) has determined in good faith, after consultation with its outside legal counsel, that the failure by the Board of Directors to make a Change in Recommendation and/or to cause the Company to terminate the Arrangement Agreement to enter into the Proposed Agreement, as applicable, would be inconsistent with its fiduciary duties; and

(h)                                 in the case of (2), prior to or concurrently with terminating the Arrangement Agreement pursuant to Section 7.2(a)(iv)(B) of the Arrangement Agreement, the Company enters into such Proposed Agreement and concurrently pays to the Purchaser the amounts required to be paid pursuant to Section 7.3 of the Arrangement Agreement.

During the Response Period, or such longer period as the Company may approve in writing for such purpose: (i) the Board of Directors shall review any offer made by the Purchaser under Section 5.5(f)(vi) of the Arrangement Agreement to amend the terms of the Arrangement Agreement and the Plan of Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal and (ii) the Company shall negotiate in good faith with the Purchaser to make such amendments to the terms of the Arrangement Agreement and the Arrangement as would enable the Purchaser to proceed with the transactions contemplated by the Arrangement Agreement on such amended terms. If the Board of Directors determines that such Acquisition Proposal would cease to be a Superior Proposal, the Company shall promptly so advise the Purchaser and the Company and the Purchaser shall amend the Arrangement Agreement to reflect such offer made by the Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

Each successive amendment or modification to any Acquisition Proposal or Proposed Agreement that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of Section 5.5 of the Arrangement Agreement, and the Purchaser shall be afforded a new five (5) Business Day Response Period from the date on which the Purchaser has received the notice and all documentation referred to in Sections 5.5(f)(iii) and 5.5(f)(iv) of the Arrangement Agreement with respect to the new Superior Proposal from the Company.

The Board of Directors shall promptly reaffirm the Board Recommendation by press release after any Acquisition Proposal which is not determined to be a Superior Proposal is publicly announced or the Board of Directors determines that a proposed amendment to the terms of the Arrangement Agreement as contemplated under Section 5.5(g) of the Arrangement Agreement would result in an Acquisition Proposal no longer being a Superior Proposal. The Company shall provide the Purchaser and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by the Purchaser and its counsel.

In circumstances where the Company provides the Purchaser with notice of a Superior Proposal and all documentation contemplated by Sections 5.5(f)(iii) and 5.5(f)(iv) of the Arrangement Agreement on a date that is less than seven (7) Business Days prior to the scheduled date of the Meeting, the Company shall either proceed with or postpone the Meeting to a date that is not more than ten (10) Business Days after the scheduled date of such Meeting, as directed by the Purchaser.

Without limiting the generality of the foregoing, the Company shall advise its Subsidiaries and its Representatives of the prohibitions set out in Section 5.5 of the Arrangement Agreement and any violation of the restrictions set forth in Section 5.5 of the Arrangement Agreement by the Company, its Subsidiaries or Representatives shall be deemed to be a breach of Section 5.5 of the Arrangement Agreement by the Company.

Nothing in the Arrangement Agreement shall prevent the Board of Directors from making any disclosure to the Shareholders if the Board of Directors, acting in good faith and upon the advice of its outside legal and financial advisors, shall have determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Board of Directors or such disclosure is otherwise required under Law; provided, however, that the foregoing will in no way eliminate or modify the effect that the making of such disclosure would otherwise have under the Arrangement Agreement, including whether there has been a Change in Recommendation.

Access to Information; Confidentiality

From the date of the Arrangement Agreement until the earlier of the Effective Time and the termination of the Arrangement Agreement pursuant to its terms, subject to compliance with applicable Laws and the terms of any existing contracts, the Company shall, and shall cause its Representatives to, afford to the Purchaser and its Representatives such access as the Purchaser may reasonably require at all reasonable times, including, for the purpose of facilitating integration business planning, to its officers, employees, agents, properties, books, records and contracts, and shall furnish the Purchaser with all data and information as the Purchaser may reasonably request. This covenant to provide access to information is subject to the terms and conditions of the Confidentiality Agreement executed by the Company and the Purchaser and does not oblige the Company to provide access to or disclose information that would jeopardize any attorney-client or other privilege claim by the Company or its subsidiaries.

Insurance and Indemnification

Prior to the Effective Time, the Company shall purchase customary “tail” policies of directors’ and officers’ liability, products and completed operations liability and employment practices liability insurance from a reputable and financially sound insurance carrier and containing terms and conditions no less favourable in the aggregate to the protection provided by the policies maintained by the Company and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Time. The Company will, and will cause its Subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Time; provided that the Company and its Subsidiaries shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further, that the cost of such policies shall not exceed 250% of the Company’s current annual aggregate premium for policies currently maintained by the Company or its Subsidiaries.

Pre-Acquisition Reorganization

The Company has agreed to effect such reorganization of its business, operations, subsidiaries and assets or such other transactions as the Purchaser or Acquireco may reasonably request prior to the Effective Date, and the Plan of Arrangement, if required, shall be modified accordingly; provided, however, that, among other things, the reorganization is not, in the opinion of the Company or the Company’s counsel, each acting reasonably, prejudicial to Shareholders or the holders of other securities of the Company, does not require approval of the Shareholders and shall not, in the opinion of the Company or the Company’s counsel, each acting reasonably, materially interfere with ongoing operations of the Company or its Subsidiaries.

Conditions to the Arrangement Becoming Effective

Mutual Conditions Precedent

The respective obligations of the Parties to complete the Arrangement are subject to the fulfillment of each of the following conditions precedent on or before the Effective Time, each of which may only be waived with the mutual consent of the Parties:

(a)                                 Arrangement Resolution. The Arrangement Resolution shall have been approved and adopted by the Shareholders at the Meeting in accordance with the Interim Order.

(b)                                 Interim Order and Final Order. The Interim Order and the Final Order shall each have been obtained on terms consistent with the Arrangement Agreement and in form and substance acceptable to each of the Purchaser and the Company, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise.

(c)                                  Illegality. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any order or Law which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement.

(d)                                 Regulatory Rules. The Parties shall have obtained all Regulatory Approvals.

Additional Conditions Precedent to the Obligations of the Purchaser

The obligation of the Purchaser and Acquireco to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of the Purchaser and Acquireco and may be waived by the Purchaser and Acquireco, in whole or in part at any time, each in its sole discretion, without prejudice to any other rights which the Purchaser may have):

(a)                                 Representations and Warranties. The representations and warranties of the Company set forth in: (i) Section 3.1(a)(i) [Organization], Section 3.1(b) [Authorization; Validity of Agreement; Company Action], Section 3.1(e) [Consents and Approvals; No Violations], Section 3.1(t)(ii) [No Novadaq Material Adverse Effect] and Section 3.1(hh) [Brokers; Expenses] of the Arrangement Agreement shall be true and correct in all respects as of the Effective Time as if made as at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of the Arrangement Agreement or another date shall be true and correct in all respects as of such date); (ii) the representations and warranties of the Company set forth in Section 3.1(c) [Board Approvals], Section 3.1(d) [Required Vote], Section 3.1(f) [Subsidiaries] and Section 3.1(i) [Capitalization; Listing] of the Arrangement Agreement shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of the Arrangement Agreement; and (iii) the other provisions of the Arrangement Agreement shall be true and correct in all respects (disregarding for purposes of this clause (iii) any materiality or Company Material Adverse Effect qualification contained in any such representation or warranty) as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of the Arrangement Agreement or another date shall be true and correct in all respects as of such date), except in the case of this clause (iii) where the failure to be so true and correct in all respects, individually and in the aggregate, would not have a Company Material Adverse Effect, and the Company shall have provided to the Purchaser and Acquireco a certificate of two senior officers of the Company certifying (on the Company’s behalf and without personal liability) the foregoing dated the Effective Date.

(b)                                 Performance of Covenants. The Company shall have complied in all material respects with its covenants herein and the Company shall have provided to the Purchaser and Acquireco a certificate of two senior officers of the Company certifying (on the Company’s behalf and without personal liability) compliance with such covenants dated the Effective Date.

(c)                                  Company Material Adverse Effect. Since the date of the Arrangement Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public), a Company Material Adverse Effect (disregarding, for the purposes of this condition, clause (ii) of the definition of such term) and the Company shall have provided to the Purchaser and Acquireco a certificate of two senior officers of the Company to that effect (on the Company’s behalf and without personal liability).

(d)                                 Dissent Rights. The number of the Shares held by Shareholders that have validly exercised Dissent Rights shall not exceed 10% of the Shares issued and outstanding as of the date hereof.

(e)                                  Actions or Proceedings. There shall be no action or proceeding pending by a Governmental Entity, or by any other third party (as to which, in the case of such other third party, there is a reasonable likelihood of success), that is seeking to:

(i)                                     enjoin or prohibit the Purchaser’s or Acquireco’s ability to acquire, hold, or exercise full rights of ownership over, any Shares, including the right to vote the Shares; or

(ii)                                  materially delay the consummation of the Arrangement, or if the Arrangement is consummated, have a Company Material Adverse Effect.

Additional Conditions Precedent to the Obligations of the Company

The obligation of the Company to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of the Company and may be waived by the Company, in whole or in part at any time, in its sole discretion, without prejudice to any other rights which the Company may have):

(a)                                 Representations and Warranties. The representations and warranties of the Purchaser set forth in (i) Section 4.1(a) [Organization] and Section 4.1(b) [Authorization; Validity of Agreement; Company Action] shall be true and correct in all respects as of the Effective Time as if made as at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of the Arrangement Agreement or another date shall be true and correct in all respects as of such date); and (ii) the other provisions of the Arrangement Agreement shall be true and correct in all respects as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of the Arrangement Agreement or another date shall be true and correct in all respects as of such date), except in the case of this clause (ii) where the failure to be so true and correct in all respects, individually and in the aggregate, would not have a Purchaser Material Adverse Effect, and the Purchaser shall have provided to the Company a certificate of two senior officers of the Purchaser certifying (on the Purchaser’s behalf and without personal liability) the foregoing dated the Effective Date; and

(b)                                 Payment of Consideration. Each of the Purchaser and Acquireco shall have complied in all respects with its covenants in Section 2.10 [Payment of Consideration] and in all material respects with its other covenants herein and the Purchaser shall have provided to the Company a certificate of two senior officers of the Purchaser certifying (on the Purchaser’s behalf and without personal liability) compliance with such covenants dated the Effective Date.

Termination of the Arrangement Agreement

The Arrangement Agreement may be terminated at any time prior to the Effective Time:

(a)                                 by mutual written agreement of the Company and the Purchaser;

(b)                                 by either the Company or the Purchaser, if:

(i)                                     the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate the Arrangement Agreement under this Section shall not be available to any Party whose failure to fulfill any of its covenants or agreements or breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date;

(ii)                                  after the date hereof, there shall be enacted or made any applicable Law or order that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from consummating the Arrangement and such Law, order or enjoinment shall have become final and non-appealable; provided that the Party seeking to terminate the Arrangement Agreement under this Section has complied with Section 5.2(c) of the Arrangement Agreement in all material respects; or

(iii)                               the Meeting is duly convened and held and the Required Shareholder Approval shall not have been obtained as required by the Interim Order;

(c)                                  by the Purchaser, if:

(i)                                     prior to the Effective Time: (1) the Board of Directors or any committee thereof: (i) fails to unanimously recommend or withdraws, amends, modifies or qualifies, in a manner adverse to the Purchaser or states an intention to withdraw, amend, modify or qualify the Board Recommendation, (ii) accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal or takes no position or a neutral position with respect to an Acquisition Proposal for more than five (5) Business Days (or beyond the third (3rd) Business Day prior to the date of the Meeting, if sooner), (iii) accepts or enters into (other than a confidentiality agreement permitted by and in accordance with the terms of the Arrangement Agreement) or publicly proposes to accept or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal, or (iv) fails to publicly reaffirm (without qualification) the Board Recommendation within five (5) Business Days after having been requested in writing by the Purchaser to do so (or in the event the Meeting is scheduled to occur within such five (5) Business Day period, prior to the third (3rd) Business Day prior to the Shareholder Meeting) or (2) the Company’s Board of Directors shall have resolved or proposed to take any of the foregoing actions (each of the foregoing described in clauses (1) or (2), a “Change in Recommendation”);

(ii)                                  the Company shall have breached its non-solicitation covenants in any material respect;

(iii)                               a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in the Arrangement Agreement shall have occurred that would cause the conditions set forth in Section 6.2(a) or Section 6.2(b) of the Arrangement Agreement not to be satisfied, and such breach is not cured in accordance with the terms of Section 7.2(b) of the Arrangement Agreement; provided that the Purchaser is not then in breach of the Arrangement Agreement so as to cause any condition in Section 6.3(a) or Section 6.3(b) of the Arrangement Agreement not to be satisfied;

(iv)                              the condition set forth in Section 6.2(d) [Dissent Rights] of the Arrangement Agreement is not capable of being satisfied by the Outside Date; or

(v)                                 there has occurred a Company Material Adverse Effect which is incapable of being cured on or prior to the Outside Date;

(d)                                 by the Company, if:

(i)                                     a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser or Acquireco set forth in the Arrangement Agreement shall have occurred that would cause the conditions set forth in Section 6.3(a) or Section 6.3(b) of the Arrangement Agreement not to be satisfied, and such breach is not cured in accordance with the terms of Section 7.2(b) of the Arrangement Agreement; provided that the Company is not then in breach of the Arrangement Agreement so as to cause any condition in Section 6.2(a) or Section 6.2(b) of the Arrangement Agreement not to be satisfied; or

(ii)                                  prior to obtaining the Required Shareholder Approval, the Board of Directors authorizes the Company to enter into a Proposed Agreement in accordance with Section 5.5 of the Arrangement Agreement; provided that the Company is then in compliance with Section 5.5 of the Arrangement Agreement in all material respects and that prior to or concurrent with such termination the Company pays the Termination Payment and any other amounts required pursuant to the Arrangement Agreement.

Definition of Outside Date

The “Outside Date” under the Arrangement Agreement is March 31, 2018, or such later date as may be agreed to in writing by the Parties; provided that any Party may, no later than 5:00 p.m. (Toronto time) on the date that is not less than five (5) Business Days immediately prior to the original Outside Date, elect to extend the Outside Date by delivering a written notice to the other Parties stating that if on the Outside Date, the conditions set forth in Section 6.1(c) of the Arrangement Agreement (but only as it relates to any Law or order pertaining to a Regulatory Approval) or Section 6.1(d) of the Arrangement Agreement have not been satisfied or waived but all other conditions to effect the Arrangement set forth in Article 6 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Effective Time, which conditions shall be capable of being satisfied on such original Outside Date), then the Outside Date shall be extended by 30 days; provided, further, that (a) there shall be no more than two of such 30-day extensions, and (b) a Party shall not be permitted to extend the Outside Date if the failure to satisfy the conditions set forth in Section 6.1(c) of the Arrangement Agreement (but only as it relates to any Law or Order pertaining to a Regulatory Approval) or Section 6.1(d) of the Arrangement Agreement is primarily the result of such Party’s failure to comply with its covenants in the Arrangement Agreement.

Termination Payments and Expenses

Except as otherwise provided in the Arrangement Agreement, all fees, costs and expenses incurred in connection with the Arrangement Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses. For the purposes of the Arrangement Agreement, “Termination Payment” means an amount equal to US$21,030,000 that is payable by the Company to the Purchaser if a Termination Payment Event occurs. For the purposes of the Arrangement Agreement, “Termination Payment Event” means the termination of the Arrangement Agreement:

(a)                                 by the Purchaser pursuant to Section 7.2(a)(iii)(A) [Novadaq Change in Recommendation] or Section 7.2(a)(iii)(B) [Breach of Non-Solicitation] of the Arrangement Agreement;

(b)                                 by the Company pursuant to Section 7.2(a)(iv)(B) [Superior Proposal] of the Arrangement Agreement; or

(c)                                  by any Party pursuant to Section 7.2(a)(ii)(A) [Effective Time Not Occurring Prior to Outside Date] or Section 7.2(a)(ii)(C) [Failure to Obtain the Novadaq Shareholder Approval] of the Arrangement Agreement or by the Purchaser pursuant to Section 7.2(a)(iii)(C) [Breach of Novadaq Representations, Warranties or Covenants] of the Arrangement Agreement, but only if, in these termination events, (A) prior to such termination, a bona fide Acquisition Proposal for the Company shall have been made to the Company or publicly announced by any Person other than the Purchaser (or any of its affiliates or any Person acting jointly or in concert with any of the foregoing) and not withdrawn and (B) within twelve (12) months following the date of such termination, (1) the Company or one or more of its Subsidiaries enters into a definitive agreement in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) and such Acquisition Proposal is later consummated (whether or not within such twelve (12) month period) or (2) an Acquisition Proposal shall have been consummated (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above); provided that for purposes of this Section, the term “Acquisition Proposal” shall have the meaning ascribed to such term in Section 1.1 of the Arrangement Agreement except that a reference to “20%” therein shall be deemed to be a reference to “50%”.

If a Termination Payment Event occurs, the Company shall pay the Termination Payment to the Purchaser, by wire transfer of immediately available funds, as follows:

(a)                                 if the Termination Payment is payable pursuant to clause (a) above, the Termination Payment shall be payable within two (2) Business Days following such termination;

(b)                                 if the Termination Payment is payable pursuant to clause (b) above, the Termination Payment shall be payable concurrently with such termination; or

(c)                                  if the Termination Payment is payable pursuant to clause (c) above, the Termination Payment shall be payable concurrently upon the consummation of the Acquisition Proposal referred to therein.

For the avoidance of doubt, in no event shall the Company be obligated to pay the Termination Payment on more than one occasion, and any Expense Fee (as defined below) paid shall be credited towards payment of any Termination Payment. Payment of the applicable Termination Payment shall be made to the Purchaser less any applicable withholding Tax; provided, however, that the Company shall notify the Purchaser of its intent to withhold prior to making such withholding, and if requested by the Purchaser, the Parties shall cooperate to reduce or eliminate the amount so withheld, if possible, through the provision of any Tax forms, information, reports or certificates, including, among others, filing any documents with any relevant taxing authority; provided, further, that in such circumstances, the Company shall be permitted to pay the Termination Payment to a court of competent jurisdiction or other third party escrow agent reasonably satisfactory to the Parties, pending resolution of the arrangements regarding the withheld amount, in order to permit the Company to terminate the Arrangement Agreement to enter into a Superior Proposal pursuant to the terms thereof.

In the event that any Party terminates the Arrangement Agreement pursuant to Section 7.2(a)(ii)(C) of the Arrangement Agreement relating to receipt of the Required Shareholder Approval, then whether or not the Termination Payment may also be payable, the Company shall reimburse the Purchaser for all reasonable and documented expenses incurred by the Purchaser, Acquireco and their respective affiliates in connection with the negotiation and performance of the Arrangement Agreement and the transactions contemplated hereby, up to a maximum of $2,000,000 (the “Expense Fee”) against receipts therefor. The Expense Fee shall be payable within two (2) Business Days following any such termination.

Each Party has acknowledged that all of the payment amounts set out in Section 7.3 of the Arrangement Agreement are payments in consideration for the disposition of the Purchaser’s rights under the Arrangement Agreement and are payments of liquidated damages which are a genuine pre-estimate of the damages, which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of the Arrangement Agreement and are not penalties. Each of the Company and the Purchaser have irrevocably waived any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, each Party has agreed that, upon any termination of the Arrangement Agreement under circumstances where the Purchaser is entitled to the Termination Payment and such Termination Payment is paid in full, the receipt of the Termination Payment by the Purchaser shall be the sole and exclusive remedy (including damages, specific performance and injunctive relief) of the Purchaser, Acquireco and their respective affiliates against the Company, and the Purchaser, Acquireco and their respective affiliates shall be in such circumstances precluded from any other remedy against the other Party at Law or in equity or otherwise (including an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the other Party or any of its Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates or their respective representatives in connection with the Arrangement Agreement or the transactions contemplated hereby; provided that the foregoing limitations shall not apply in the event of fraud or wilful breach of the Arrangement Agreement by a Party thereto.

Effective Date

The Arrangement shall become effective at the Effective Time on the Effective Date. Upon issuance of the Final Order and subject to the satisfaction or waiver of the conditions precedent in Article 6 of the Arrangement Agreement, each of the Purchaser, Acquireco and the Company shall execute and deliver such closing documents and instruments and on the fifth (5th) Business Day following satisfaction or waiver of such conditions precedent (excluding conditions that, by their terms, cannot be satisfied until the Effective Time) shall proceed to file the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement with the Director pursuant to Section 192 of the CBCA, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out therein without any further act or formality.

Guarantee of the Purchaser

The Purchaser has (a) unconditionally and irrevocably guaranteed in favour of the Company the due and punctual performance by Acquireco of each and every of Acquireco’s covenants, obligations and undertakings under the Arrangement Agreement, including the due and punctual payment of the aggregate Consideration pursuant to the Arrangement, which guarantee will remain in force until all such covenants, obligations and undertakings have been satisfied in full; and (b) agreed to be jointly and severally liable with Acquireco for the truth, accuracy and completeness of all of Acquireco’s representations and warranties thereunder. The Purchaser has agreed that its guarantee would be continuing in nature and full and unconditional, and no release or extinguishments of Acquireco’s liabilities (other than in accordance with the terms of the Arrangement Agreement), whether by decree in any bankruptcy proceeding or otherwise, will affect the continuing validity and enforceability of the Purchaser’s guarantee. The Purchaser has agreed that the Company shall not have to proceed first against Acquireco in respect of any such matter before exercising its rights under the guarantee against the Purchaser and the Purchaser has agreed to be jointly and severally liable with Acquireco for all guaranteed obligations as if it were the principal obligor of such obligations. The Purchaser has acknowledged that the Company was relying on its guarantee in entering into the Arrangement Agreement.

Injunctive Relief and Specific Performance

Subject to Section 7.3(f) of the Arrangement Agreement, the Parties have agreed that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of the Arrangement Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Arrangement Agreement provides that, in the event of any breach or threatened breach of the Arrangement Agreement by a Party, the non-breaching Party will be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance, and the Parties shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at Law. Subject to Section 7.3(f) of the Arrangement Agreement, such remedies will not be the exclusive remedies for any breach of the Arrangement Agreement but will be in addition to all other remedies available at Law or equity to each of the Parties.

Amendment

Subject to the provisions of the Interim Order, the Plan of Arrangement and applicable Laws, the Arrangement Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Shareholders, and any such amendment may without limitation:

(a)                                 change the time for performance of any of the obligations or acts of the Parties;

(b)                                 waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant to the Arrangement Agreement;

(c)                                  waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

(d)                                 waive compliance with or modify any mutual conditions precedent contained in the Arrangement Agreement.

Assignment

Neither the Arrangement Agreement nor any of the rights, interests or obligations thereunder may be assigned by any of the Parties without the prior written consent of the other Party; provided that each of the Purchaser and Acquireco may assign all or part of its rights under the Arrangement Agreement to, and its obligations under the Arrangement Agreement may be assumed by, any of its affiliates, provided that the Purchaser or Acquireco, as applicable, shall continue to be liable joint and severally with such affiliate, as the case may be, for all of its obligations thereunder.

Governing Law

The Arrangement Agreement is governed, including as to validity, interpretation and effect, by the Laws of the Province of Ontario and the Laws of Canada applicable therein. Each of the Parties has irrevocably attorned to the exclusive jurisdiction of the courts of the Province of Ontario in respect of all matters arising under and in relation to the Arrangement Agreement and the Arrangement and has waived any defences to the maintenance of an action in the courts of the Province of Ontario.

CERTAIN LEGAL AND REGULATORY MATTERS

Steps to Implementing the Arrangement and Timing

Completion of the Arrangement is subject to the conditions precedent contained in the Arrangement Agreement having been satisfied, including receipt of the following:

•                              the Required Shareholder Approvals;

•                              the Final Order;

•                              the Competition Act Approval; and

•                              the HSR Approval.

If Shareholders approve the Arrangement, and subject to satisfaction of all outstanding conditions including obtaining the above referenced Regulatory Approvals and approval of the Court, it is anticipated that the Arrangement will be completed in the third quarter of 2017. However, completion of the Arrangement is dependent on many factors and it is not possible at this time to determine precisely when or if the Arrangement will become effective. As provided under the Arrangement Agreement, the Arrangement cannot be completed later than March 31, 2018, unless such Outside Date is extended in accordance with the terms of the Arrangement Agreement. The Outside Date can be extended until up to May 30, 2018 in certain instances.

Required Shareholder Approvals

In order for the Arrangement to be effected, Shareholders will be asked to consider and, if deemed advisable, approve the Arrangement Resolution and any other related matters at the Meeting. The Arrangement Resolution must be approved by not less than 66 2/3% of the votes cast by Shareholders present in person or by proxy at the Meeting and at least a simple majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting excluding votes attaching to Shares held by an “interested party” to the Arrangement within the meaning of MI 61-101. See “Certain Legal and Regulatory Matters — Canadian Securities Law Matters”.

The full text of the Arrangement Resolution and Plan of Arrangement are attached to this Information Circular as Appendices “B” and “D”, respectively.

Majority of Disinterested Holders Approval and MI 61-101

The Company is a reporting issuer in the Provinces of Ontario and Quebec. Accordingly, the Company is subject to MI 61-101, which is intended to regulate certain transactions to ensure equality of treatment among security holders, generally by requiring enhanced disclosure, approval by a majority of security holders excluding interested or related parties and, in certain instances, independent valuations and approval and oversight of the transaction by a special committee of independent directors. Among other things, the protections of MI 61-101 generally apply to “business combinations” (as defined in MI 61-101 for the purposes of this section of the Information Circular) like the Arrangement which terminate the interests of securityholders without their consent.

MI 61-101 provides that, in certain circumstances, a business combination will be subject to certain minority approval requirements. In determining whether minority approval of Shareholders for the Arrangement has been obtained for the purposes of MI 61-101, the Company is required to exclude the votes attaching to the Shares beneficially owned or controlled by “interested parties” and their “related parties” and “joint actors” (all as defined in MI 61-101 for the purposes of this section of the Information Circular). MI 61-101 also provides that related parties who receive a collateral benefit are considered to be interested parties. Generally speaking, “related parties” include directors, senior officers and control persons of an issuer for the purposes of MI 61-101.

A “collateral benefit”, as defined under MI 61-101, includes any benefit that a related party of an issuer (which includes the directors and senior officers of the issuer) is entitled to receive, directly or indirectly, as a consequence of the business combination, including, without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities, or other enhancement in benefits related to past or future services as an employee, director or consultant of the issuer or an affiliated entity. However, MI 61-101 excludes from the meaning of collateral benefit certain benefits to a related party received solely in connection with the related party’s services as an employee, director or consultant of an issuer or an affiliated entity of the issuer or a successor to the business of the issuer where, among other things: (a) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the transaction, (b) the conferring of the benefit is not, by its terms, conditional on the related party supporting the transaction in any manner, (c) full particulars of the benefit are disclosed in the disclosure document for the transaction, and (d)(i) at the time the transaction was agreed to, the related party and its associated entities beneficially own or exercise control or direction over, less than 1% of the “outstanding securities” (as defined in MI 61-101 for the purposes of this section of the Information Circular) of the issuer or (ii) an independent committee, acting in good faith, determines that the value of the collateral benefit, net of any offsetting costs to the related party, is less than 5% of the value of the consideration the related party expects to receive under the terms of the transaction.

Each of the directors and officers of the Company, other than Mr. Rick Mangat, own less than 1% of the outstanding securities of the Company. Accordingly, all of these individuals (other than Mr. Mangat) will not be considered to receive collateral benefits under MI 61-101 and the votes attached to Shares held by these individuals are not required to be excluded for minority approval purposes.

The benefits Mr. Mangat will receive if the Arrangement is completed, which are more fully described above under “The Arrangement — Interest of Certain Persons in the Arrangement”, do not fall within an exception to the collateral benefit rules for purposes of MI 61-101 as the value of the benefit Mr. Mangat expects to receive is greater than 5% of the value of the consideration which Mr. Mangat expects to receive under the terms of the Arrangement. Accordingly, the votes attached to the Shares held by Mr. Mangat (being an aggregate of 284,055 Shares) are required to be excluded for minority approval purposes.

The Company is not required to obtain a formal valuation under MI 61-101 as no interested party of the Company is, as a consequence of the Arrangement, directly or indirectly acquiring the Company or its business or combining with the Company and neither the Arrangement nor the transactions contemplated thereunder is a “related party transaction” (as defined in MI 61-101) for which the Company would be required to obtain a formal valuation.

To the knowledge of the directors and executive officers of the Company, after reasonable enquiry, there have been no “prior valuations” (as defined in MI 61-101) prepared in respect of the Company within the 24 months preceding the date of this Information Circular.

Court Approvals

An arrangement of a company under the CBCA requires sanction by the Court. On July 6, 2017 the Company obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. A copy of the Interim Order and the Notice of Application for the Final Order are attached to this Information Circular as Appendices “G “ and “H “, respectively.

If the Arrangement Resolution is approved by Shareholders at the Meeting in the manner required by the Interim Order, the Company will apply to the Court to obtain the Final Order. The hearing in respect of the Final Order is scheduled to take place at the Ontario Superior Court of Justice (Commercial List) located at 330

University Avenue, Toronto, Ontario on August 9, 2017 at 9:30 a.m. (Toronto time), or as soon after such time as counsel may be heard (the “Presentation Date”). Any Shareholders wishing to appear in person or to be represented by counsel at the hearing of the motion for the Final Order may do so but must comply with certain procedural requirements described in the Notice of Application for the Final Order and the Interim Order, including filing an appearance with the Court and serving same upon the Company and the Purchaser via their respective counsel as soon as reasonably practicable and, in any event, no less than two (2) days before the Presentation Date.

The Court has broad discretion under the CBCA when making orders with respect to arrangements. The Court, when hearing the application for the Final Order, will consider, among other things, the fairness of the Arrangement to Shareholders. The Court may approve the Arrangement in any manner it may direct and determine appropriate.

Once the Final Order is granted and the other conditions contained in the Arrangement Agreement are satisfied or waived to the extent legally permissible, the Articles of Arrangement will be filed with the Director under the CBCA for issuance of the Certificate of Arrangement giving effect to the Arrangement.

Competition Act Approval

Part IX of the Competition Act requires that each of the parties to a transaction that exceeds the thresholds set out in sections 109 and 110 of the Competition Act (a “Notifiable Transaction”) provide the Commissioner of Competition (the “Commissioner”) with pre-closing notification filings (“Notifications”) in respect of their Notifiable Transaction. The parties to a Notifiable Transaction cannot complete the transaction until the applicable statutory waiting period under section 123 of the Competition Act has expired or been terminated, an advance ruling certificate (“ARC”) has been issued by the Commissioner pursuant to section 102 of the Competition Act, or an appropriate waiver of the requirement to submit Notifications has been provided by the Commissioner.

The statutory waiting period expires 30 calendar days after the day on which the parties to the Notifiable Transaction submit their Notifications, provided that, before the expiry of this period, the Commissioner has not notified the parties pursuant to subsection 114(2) of the Competition Act that the Commissioner requires additional information that is relevant to the Commissioner’s assessment of the transaction (a “Supplementary Information Request”). If the Commissioner issues a Supplementary Information Request, the waiting period is extended and the parties cannot complete the transaction until 30 calendar days after compliance with the Supplementary Information Request (unless, before the expiry of such extended period, the Commissioner has issued an ARC or a letter confirming that he does not, at that time, intend to challenge the transaction (a “No-Action Letter”)) and cannot complete the transaction after that 30 day period if there is any Competition Tribunal order in effect prohibiting completion of the transaction at that time.

The Commissioner can apply to the Competition Tribunal for a remedial order under section 92 of the Competition Act at any time before the transaction has been completed provided that, subject to certain exceptions, the Commissioner of Competition did not issue an ARC in respect of the transaction. On application by the Commissioner under section 92 of the Competition Act, the Competition Tribunal may, where it finds that the transaction prevents or lessens, or is likely to prevent or lessen, competition substantially, order that the transaction not proceed or, if completed, order its dissolution or the disposition of the assets or shares acquired; in addition to, or in lieu thereof, with the consent of the person against whom the order is directed and the Commissioner, the Competition Tribunal may order a person to take any other action. The Commissioner may also seek interim relief from the Competition Tribunal under sections 100 and 104 of the Competition Act. The Competition Tribunal is prohibited from issuing a remedial order where it finds that the transaction has brought or is likely to bring about gains in efficiency that will be greater than, and will not offset, the effects of any prevention or lessening of competition that will result or is likely to result from the transaction and that the gains in efficiency would not likely be attained if the order were made.

The Arrangement constitutes a Notifiable Transaction under the Competition Act. The Parties expect to file shortly with the Commissioner a request for an ARC (or, in the alternative, a No-Action Letter) and their Notifications. It is a condition to closing of the Arrangement that an ARC or a No-Action Letter shall have been obtained.

HSR Approval

Under the HSR Act, certain transactions exceeding prescribed thresholds may not be completed until each party has filed a Notification and Report Form with the Antitrust Division of the U.S. Department of Justice (the “DOJ”) and with the U.S. Federal Trade Commission (the “FTC”) and applicable waiting period requirements have been satisfied. The Arrangement exceeds the prescribed thresholds and therefore is subject to the applicable waiting period requirements of the HSR Act. The Parties expect to file shortly their respective Notification and Report Forms under the HSR Act.

The waiting period under the HSR Act will expire 30 days after the Parties each filed their Notification and Report Form, unless earlier terminated by the FTC or the DOJ or unless the FTC or the DOJ issues a request for additional information and documentary material (a “Second Request”) prior to that time. If within the 30-day waiting period, the FTC or the DOJ were to issue a Second Request, the waiting period with respect to the Arrangement would be extended until 30 days following substantial compliance with the Second Request unless the FTC or the DOJ terminates the waiting period prior to its expiration. The Parties are entitled to complete the Arrangement at the end of the waiting period, provided that the FTC or the DOJ has not taken action that results in a court order stopping the Arrangement. The expiration or termination of the waiting period does not bar the FTC or the DOJ from subsequently challenging the Arrangement. It is a condition to closing of the Arrangement that HSR Approval be obtained.

Canadian Securities Law Matters

The Company is a reporting issuer (or its equivalent) in all provinces of Canada and, accordingly, is subject to applicable securities laws of such provinces. In addition, the securities regulatory authorities in the Provinces of Ontario and Quebec have adopted MI 61-101 which regulates transactions which raise the potential for conflicts of interest, including issuer bids, insider bids, related party transactions and business combinations.

The Arrangement does not constitute an issuer bid, an insider bid or a related party transaction. In assessing whether the Arrangement could be considered to be a “business combination” for the purposes of MI 61-101, the Company reviewed all benefits or payments which related parties of the Company are entitled to receive, directly or indirectly, as a consequence of the Arrangement to determine whether any constituted a “collateral benefit”. For these purposes, the only related parties of the Company that are entitled to receive a benefit, directly or indirectly, as a consequence the Arrangement are the directors and executive officers of the Company.

Each of the executive officers and directors of the Company holds Options, DSUs, and /or RSUs, as applicable. If the Arrangement is completed, the vesting of all Options, DSUs and RSUs is to be accelerated and such executive officers and directors are to receive cash payments in respect thereof at the Effective Time. Certain executive officers of the Company are entitled to participate in the Company’s change of control bonus program in connection with the consummation of the Arrangement. See “The Arrangement — Interests of Certain Persons in the Arrangement” for detailed information regarding the benefits and other payments to be received by each of the directors and executive officers of the Company in connection with the Arrangement.

Following disclosure by each of the directors and executive officers to the Board of Directors of the number of Shares held by them and the benefits or payments that they expect to receive pursuant to the Arrangement, the Board of Directors has determined that other than in the case of Mr. Rick Mangat, the aforementioned benefits or payments fall within an exception to the definition of “collateral benefit” for the purposes of MI 61-101, since the benefits are received solely in connection with the related parties’ services as employees or directors of the Company or of any affiliated entities of the Company, are not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related parties for their Shares, are not conditional on the related parties supporting the Arrangement in any manner, and at the time of the entering into of the Arrangement Agreement, none of the related parties entitled to receive the benefits exercised control or direction over, or beneficially owned, more than 1% of the outstanding Shares, as calculated in accordance with MI 61-101. Accordingly, other than in the case of Mr. Rick Mangat such benefits are not “collateral benefits” for the purposes of MI 61-101. But for the benefits and other payments to be received by Mr. Rick Mangat, the Arrangement would not constitute a “business combination” for the purposes of MI 61-101. See “The Arrangement — Interests of Certain Persons in the Arrangement” for detailed information regarding the benefits and other payments to be received by each of the directors and executive officers of the Company in connection with the Arrangement, including Mr. Rick Mangat.

Stock Exchange De-Listing and Reporting Issuer Status

The Shares will be de-listed from the TSX and NASDAQ as soon as practicable following the completion of the Arrangement. Following the Effective Date, it is expected that the Purchaser will cause the Company to apply to cease to be a reporting issuer under the securities legislation of each of the provinces in Canada under which it is currently a reporting issuer (or equivalent), as well as under the U.S. Exchange Act, or take or cause to be taken such other measures as may be appropriate to ensure that the Company is not required to prepare and file continuous disclosure documents.

DISSENT RIGHTS OF SHAREHOLDERS

Section 190 of the CBCA provides registered shareholders of a corporation with the right to dissent from certain resolutions that effect extraordinary corporate transactions or fundamental corporate changes (the “Dissent Rights”). The Interim Order expressly provides Registered Shareholders with Dissent Rights in respect of the Arrangement Resolution pursuant to section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order. Pursuant to section 190 of the CBCA, as modified and supplemented by the Interim Order, Registered Shareholders who have validly exercised Dissent Rights (a “Dissenting Shareholder”) may be entitled, in the event that the Arrangement becomes effective, to be paid by the Purchaser an amount the fair value of the Shares held by such Dissenting Shareholder as of the close of business on the day before the Arrangement Resolution was adopted at the Meeting. Shareholders are cautioned that fair value could be determined to be less than the value of the Consideration payable pursuant to the terms of the Arrangement and that the proceeds of disposition received by a Dissenting Shareholder may be treated in a different, and potentially more adverse, manner under Canadian and United States federal income tax laws than had such Shareholder submitted his or her Shares to the Company for the Consideration pursuant to the Arrangement. In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting Shareholder of consideration for such Dissenting Shareholder’s Dissenting Shares.

The following is only a summary of the Dissent Rights and provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order as described below or any other interim order of the Court), which are technical and complex. A copy of Section 190 of the CBCA is attached as Appendix “I” to this Circular. It is recommended that any Registered Holder of Shares wishing to avail himself or herself of the Dissent Rights seek legal advice, as failure to strictly comply with the provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order) may prejudice his or her Dissent Rights.

Section 190 of the CBCA provides that a Dissenting Shareholder may only make a claim under that section with respect to all of the shares of a class held by the Dissenting Shareholder on behalf of any one beneficial owner and registered in the Dissenting Shareholder’s name. One consequence of this provision is that only a Registered Holder of Shares may exercise the Dissent Rights in respect of Shares that are registered in that Registered Shareholder’s name.

In many cases, Shares beneficially owned by a Beneficial Shareholder are registered either: (a) in the name of an Intermediary that the Beneficial Shareholder deals with in respect of the Shares; or (b) in the name of a depositary (such as CDS) of which the Intermediary is a participant. Accordingly, a Beneficial Shareholder will not be entitled to exercise its Dissent Rights directly (unless the Shares are re-registered in the Beneficial Shareholder’s name). A Beneficial Shareholder that wishes to exercise Dissent Rights should immediately contact the Intermediary with whom the Beneficial Shareholder deals in respect of its Shares and either (i) instruct the Intermediary to exercise the Dissent Rights on the Beneficial Shareholder’s behalf (which, if the Shares are registered in the name of CDS or other clearing agency, may require that such Shares first be re-registered in the name of the Intermediary), or (ii) instruct the Intermediary to re-register such Shares in the name of the Beneficial Shareholder, in which case the Beneficial Shareholder would be able to exercise the Dissent Rights directly. In addition, pursuant to section 190 of the CBCA and the Interim Order, a Dissenting Shareholder may not exercise Dissent Rights in respect of only a portion of such Dissenting Shareholder’s Shares but may dissent only with respect to all Shares held by such Dissenting Shareholder.

The dissent procedures require that a Registered Holder of Shares who wishes to dissent must send a written notice of objection to the Arrangement Resolution to the Company at 5090 Explorer Drive, Suite 202, Mississauga, Ontario, L4W 4T9 (Attn: Derrick Guo) to be received by no later than 4:00 p.m. (Toronto time) on August 2, 2017 or, in the case of any adjournment(s) or postponement(s) of the Meeting, by no later than 4:00 p.m. (Toronto time) on the second Business Day immediately preceding the day of the adjourned or postponed Meeting, and must otherwise strictly comply with the dissent procedures. A Registered Shareholder who intends to exercise Dissent Rights in respect of the Arrangement Resolution should seek legal advice as failure to strictly comply with the dissent procedures will result in loss of Dissent Rights.

The giving of a Dissent Notice does not deprive a Dissenting Shareholder of such Shareholder’s right to vote at the Meeting; however, a Shareholder is not entitled to exercise the Dissent Rights with respect to any Shares if the Shareholder votes (or instructs or is deemed, by submission of an incomplete proxy or otherwise, to have instructed the Shareholder’s proxyholder to vote) in favour of the Arrangement Resolution. A vote against the Arrangement Resolution or the execution or exercise of a proxy does not constitute a Dissent Notice. A Dissenting Shareholder, however, may vote as a proxy for a Shareholder whose proxy required an affirmative vote, without affecting the Dissenting Shareholder’s right to exercise the Dissent Rights. See “Information Concerning the Meeting — Shareholders Entitled to Vote.”

The Company is required within 10 days after the Shareholders adopt the Arrangement Resolution to notify each Dissenting Shareholder that the Arrangement Resolution has been adopted. Such notice is not required to be sent to any Shareholder that voted in favour of the Arrangement Resolution or who has withdrawn its Dissent Notice.

A Dissenting Shareholder that has not withdrawn its Dissent Notice prior to the Shareholder Meeting must, within 20 days after receipt of notice that the Arrangement Resolution has been adopted, or if the Dissenting Shareholder does not receive such notice, within 20 days after learning that the Arrangement Resolution has been adopted, send to the Company a written notice containing such Dissenting Shareholder’s name and address, the number of Shares in respect of which he or she dissents (the “Dissenting Shares”) and a demand for payment of the fair value of such Shares (the “Demand for Payment”). Within 30 days after sending the Demand for Payment, the Dissenting Shareholder must send to the Company certificates representing the Dissenting Shares. The Company or the Depositary will endorse on share certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return the share certificates to the Dissenting Shareholder. A Dissenting Shareholder that fails to make a Demand for Payment in the time required, or to send certificates representing Dissenting Shares in the time required, has no right to make a claim under section 190 of the CBCA.

Under section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, after sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a Shareholder in respect of its Dissenting Shares other than the right to be paid the fair value of the Dissenting Shares by the Company as determined pursuant to the Interim Order, unless: (a) the Dissenting Shareholder withdraws its Dissent Notice before the Company makes an Offer to Pay (as defined below); (b) the Company fails to make an Offer to Pay in accordance with subsection 190(12) of the CBCA and the Dissenting Shareholder withdraws the Demand for Payment; or (c) the Board of Directors revokes the Arrangement Resolution. In (a) and (b), the Dissenting Shareholder shall be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Shareholder as at and from the Effective Time.

Pursuant to the Plan of Arrangement, in no case shall the Company, the Purchaser or Acquireco or any other Person be required to recognize any Dissenting Shareholder as a Shareholder after the Effective Time, and at the Effective Time, the names of such Dissenting Shareholders shall be deleted from the central securities register of the Company.

Pursuant to the Plan of Arrangement, in no case shall the Company, the Purchaser or Acquireco or any other Person be required to recognize any Dissenting Shareholder as a Shareholder after the Effective Time, and at the Effective Time, the names of such Dissenting Shareholders shall be deleted from the central securities register of the Company.

Pursuant to the Plan of Arrangement, Dissenting Shareholders that are ultimately determined to be entitled to be paid the fair value for their Dissenting Shares shall be (i) deemed to not have participated in the Arrangement, (ii) deemed to have transferred and assigned their Dissenting Shares (free and clear of any Liens) to Acquireco in accordance with the Plan of Arrangement, (iii) entitled to be paid the fair value for their Dissenting Shares by Acquireco and (iv) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such Dissenting Shareholders not exercised their Dissent

Rights in respect of such Dissenting Shares. Dissenting Shareholders that are ultimately determined not to be entitled, for any reason, to be paid the fair value for their Dissenting Shares shall be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Shareholder.

The Company is required, not later than seven days after the later of the Effective Date and the date on which a Demand for Payment is received from a Dissenting Shareholder, to send to each Dissenting Shareholder that has sent a Demand for Payment a written offer to pay for its Dissenting Shares in an amount considered by the Board of Directors to be the fair value of the Dissenting Shares, accompanied by a statement showing the manner in which the fair value was determined (“Offer to Pay”). The Company must pay for the Dissenting Shares of a Dissenting Shareholder within 10 days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such offer lapses if the Company does not receive an acceptance within 30 days after the Offer to Pay has been made.

If the Company fails to make an Offer to Pay for a Dissenting Shareholder’s Dissenting Shares, or if a Dissenting Shareholder fails to accept an Offer to Pay that has been made, the Company may, within 50 days after the Effective Date or within such further period as a court may allow, apply to a court to fix a fair value for the Dissenting Shares. If the Company fails to apply to a court, a Dissenting Shareholder may apply to a court for the same purpose within a further period of 20 days or within such further period as a court may allow. A Dissenting Shareholder is not required to give security for costs in such an application. Any such application by the Company or a Dissenting Shareholder must be made to a court in Ontario or a court having jurisdiction in the place where the Dissenting Shareholder resides if the Company carries on business in that province.

Before making any such application to a court itself after receiving a notice that a Dissenting Shareholder has made an application to a court, the Company will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of a Dissenting Shareholder’s right to appear and be heard in person or by counsel. Upon an application to a court, all Dissenting Shareholders that have not accepted an Offer to Pay will be joined as parties and be bound by the decision of the court. Upon any such application to a court, the court may determine whether any other person is a Dissenting Shareholder that should be joined as a party, and the court will then fix a fair value for the Dissenting Shares of all Dissenting Shareholders. The final order of a court will be rendered against the Company in favour of each Dissenting Shareholder for the amount of the fair value of its Dissenting Shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment.

The Arrangement Agreement provides that it is a condition to completion of the Arrangement in favour of the Purchaser that the number of Shares held by Shareholders that have validly exercised Dissent Rights shall not exceed 10% of the Shares issued and outstanding as of the date of the Arrangement Agreement. See “Summary of the Arrangement Agreement — Conditions to the Arrangement Becoming Effective”.

INFORMATION CONCERNING THE COMPANY

General

The Company primarily develops, manufactures and markets real-time fluorescence imaging products that are designed for use by surgeons in the operating room and other clinical settings. Headquartered in Mississauga, Canada, the Company has approximately 389 employees worldwide. The Company was formed under the CBCA. The Company has seven wholly owned Subsidiaries: NOVADAQ Corp.; NOVADAQ GmbH; Aïmago SA; NOVADAQ Hong Kong Limited; NOVADAQ Japan, G.K.; NOVADAQ SAS; and NOVADAQ Technologies FZ LLC.

The head and principal office of the Company is located at 5090 Explorer Drive, Suite 202, Mississauga, Ontario, L4W 4T9.

Description of Share Capital

The Company’s authorized share capital consists of an unlimited number of Shares and an unlimited number of preferred shares issuable in series. As of the Record Date, there were 57,822,042 Shares issued and outstanding and no preferred shares outstanding.

The Shares carry one vote per Share for all matters coming before Shareholders at the Meeting. Only Shareholders of record as at the Record Date will be entitled to vote at the Meeting.

Trading in Shares

The Shares are currently listed for trading on the TSX and NASDAQ under the symbols “NDQ” and “NVDQ”, respectively. The Shares will be de-listed from the TSX and NASDAQ as soon as practicable following the completion of the Arrangement. See “Certain Legal and Regulatory Matters — Stock Exchange De-Listing and Reporting Issuer Status.”

The following tables summarize the monthly range of high and low prices per Share, as well as the total monthly trading volumes of the Shares, on the TSX and NASDAQ during the twelve-month period preceding the date of this Information Circular according to the TSX and NASDAQ, respectively:

Shares (TSX)

Month	High ($)	Low ($)	Volume
June 2016	13.88	12.03	48,301
July 2016	14.36	10.81	123,770
August 2016	16.22	13.40	79,229
September 2016	16.42	14.59	27,488
October 2016	15.48	13.44	28,285
November 2016	15.48	9.73	193,554
December 2016	10.96	9.40	142,532
January 2017	10.55	7.95	212,535
February 2017	10.25	8.08	256,132
March 2017	11.40	8.50	226,030
April 2017	10.66	9.34	110,423
May 2017	10.97	9.22	90,453
June (through June 16, 2017)	10.16	7.81	90,917

Shares (NASDAQ)

Month	High (US$)	Low (US$)	Volume
June 2016	10.95	9.39	4,040,459
July 2016	10.92	8.26	9,453,370
August 2016	12.43	10.24	5,370,861
September 2016	12.74	11.00	2,948,688
October 2016	11.92	10.18	3,570,213
November 2016	11.54	7.20	10,813,139
December 2016	8.21	6.94	9,468,079
January 2017	8.00	6.00	13,761,360
February 2017	7.80	6.16	9,096,545
March 2017	8.50	6.34	8,965,488
April 2017	8.00	6.88	5,509,968
May 2017	7.94	6.69	5,122,188
June (through June 16, 2017)	7.50	5.84	3,203,726

On June 16, 2017, the last trading day on which the Shares traded prior to the Company’s announcement that it had entered into the Arrangement Agreement, the closing prices of the Shares on the TSX and NASDAQ were $7.90 and US$6.00, respectively.

Material Changes in the Affairs of the Company

To the knowledge of the directors and executive officers of the Company and except as publicly disclosed or otherwise described in this Information Circular, there are no plans or proposals for material changes in the affairs of the Company.

Dividend Policy

As of the date of this Information Circular, the Company has not paid any dividends on its Shares to date. The Company’s current intention is to retain earnings to fund the development and growth of the Company, and therefore the Company does not anticipate declaring or paying any cash dividends in the near to medium term. The Board of Directors will determine if and when dividends should be paid in the future based on all relevant circumstances, including the desirability of financing further growth of the Company and the Company’s financial position at the relevant time.

INFORMATION CONCERNING THE PURCHASER AND ACQUIRECO

The Purchaser is one of the world’s leading medical technology companies, offering a diverse array of innovative products and services in orthopaedics, medical and surgical, and neurotechnology and spine that help improve patient and hospital outcomes. The Purchaser has approximately 33,000 employees globally and is active in over 100 countries around the world. The Purchaser is a corporation existing under the laws of Michigan. The head and principal office of the Purchaser is located at 2825 Airview Boulevard, Kalamazoo, Michigan 49002. The Purchaser is listed on the New York Stock Exchange under the symbol “SYK”. Additional information about the Purchaser can be found by accessing its public filings at www.sec.gov.

Acquireco is a wholly-owned subsidiary of the Purchaser formed for the purposes of consummating the Arrangement. Acquireco is an unlimited liability company existing under the laws of the Province of British Columbia. The Purchaser has (a) unconditionally and irrevocably guaranteed in favour of the Company the due and punctual performance by Acquireco of each and every of Acquireco’s covenants, obligations and undertakings under the Arrangement Agreement, including the due and punctual payment of the aggregate Consideration pursuant to the Arrangement, which guarantee will remain in force until all such covenants, obligations and undertakings have been satisfied in full; and (b) agreed to be jointly and severally liable with Acquireco for the truth, accuracy and completeness of all of Acquireco’s representations and warranties thereunder.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the principal Canadian federal income tax considerations under the Tax Act in respect of the Arrangement generally applicable to a Shareholder who is the beneficial owner of the Shares and who, for the purposes of the Tax Act and at all relevant times, (i) deals at arm’s length with the Company and the Purchaser, (ii) is not affiliated with the Company or the Purchaser, (iii) disposes of Shares under the Arrangement, and (iv) holds Shares as capital property (a “Holder”). Generally, the Shares will be capital property to a Holder unless the Shares are held or were acquired in the course of carrying on a business or as part of an adventure or concern in the nature of trade.

This summary does not address the tax consequences to holders of Options, DSUs or RSUs. Such holders should consult their own tax advisors.

This summary is based upon the current provisions of the Tax Act and counsel’s understanding of the current administrative policies and assessing practices published in writing by the Canada Revenue Agency prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policies or assessing practices, whether by legislative, regulatory, administrative or judicial action or decision, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may be different from those discussed in this summary.

This summary is not applicable to a Holder (i) that is a “financial institution” as defined in the Tax Act for the purposes of the “mark-to-market property” rules contained in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii) who has acquired Shares on the exercise of an employee stock option; (iv) an interest in which is a “tax shelter investment” as defined in the Tax Act; (v) who reports its “Canadian tax results” within the meaning of section 261 of the Tax Act in a currency other than Canadian currency; or (vi) that has entered into a “derivative forward agreement” as defined in the Tax Act in respect of the Shares. Such holders should consult their own tax advisors.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular Holder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Holders should consult their own tax advisors with respect to the tax consequences of the Arrangement having regard to their own particular circumstances.

Generally, for the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of securities (including proceeds of disposition) must be converted into Canadian dollars based on exchange rates as determined in accordance with the Tax Act.

Holders Resident in Canada

The following portion of the summary is generally applicable to a Holder who, at all relevant times, is, or is deemed to be, resident in Canada for purposes of the Tax Act and any applicable income tax treaty (a “Resident Holder”). Certain Resident Holders whose Shares might not otherwise be capital property may, in some circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such Shares and every other “Canadian Security” (as defined in the Tax Act) owned by them deemed to be capital property in the taxation year of the election and in all subsequent taxation years. Such Resident Holders should consult their own tax advisors for advice with respect to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

Disposition of Shares under the Arrangement

Generally, a Resident Holder who disposes of Shares under the Arrangement, other than a Resident Dissenting Holder (as defined below), will realize a capital gain (or capital loss) equal to the amount by which the consideration received by the Resident Holder under the Arrangement exceeds (or is less than) the aggregate of the adjusted cost base of the Shares to the Resident Holder and any reasonable costs of disposition.

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by the Resident Holder in such taxation year. A Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the Resident Holder in such years, to the extent and in the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Share may be reduced by the amount of any dividends received (or deemed to be received) by it on such Share to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

A Resident Holder that is throughout the year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable for a refundable tax on its “aggregate investment income”, which is defined to include an amount in respect of taxable capital gains and interest income.

Capital gains realized by an individual or a trust, other than certain trusts, may give rise to alternative minimum tax under the Tax Act. Resident Holders should consult their own advisors with respect to the potential application of alternative minimum tax.

Dissenting Resident Holders

A Resident Holder who has validly exercised that Resident Holder’s Dissent Right (a “Resident Dissenting Holder”) will be entitled to receive from Acquireco a payment of an amount equal to the fair value of such Holder’s Shares.

In general, a Resident Dissenting Holder will realize a capital gain (or capital loss) equal to the amount by which the consideration received in respect of the fair value of the Resident Dissenting Holder’s Shares (other than in respect of interest awarded by a court) exceeds (or is less than) the adjusted cost base of such Shares and any reasonable costs of disposition. See “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Disposition of Shares under the Arrangement” above. Any interest awarded by a court to a Resident Dissenting Holder is required to be included in the Holder’s income for the purposes of the Tax Act.

Holders Not Resident in Canada

The following portion of this summary is generally applicable to a Holder who, for the purposes of the Tax Act and any applicable income tax treaty, and at all relevant times, is not, and is not deemed to be, resident in Canada and does not use or hold Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere or an authorized foreign bank, as defined in the Tax Act.

Disposition of Shares under the Arrangement

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Shares under the Arrangement unless the Shares are “taxable Canadian property” (within the meaning of the Tax Act) to the Non-Resident Holder at the disposition time and are not “treaty protected property”.

In general, provided that the Shares are listed on a designated stock exchange (which currently includes the TSX) at the disposition time, such Shares will not be taxable Canadian property to a Non-Resident Holder unless, at any time during the 60 month period immediately preceding the disposition time, (i) at least 25% of the issued shares of any class or series of the capital stock of the Company were owned by or belonged to any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) at such time, more than 50% of the fair market value of such shares was derived, directly or indirectly, from any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act), or options in respect of, interests in, or for civil law rights in such properties, whether or not such property exists.

Notwithstanding the foregoing, Shares may be deemed to be taxable Canadian property in certain circumstances specified in the Tax Act.

Even if the Shares are considered to be taxable Canadian property of a Non-Resident Holder, the Non-Resident Holder may be exempt from tax under the Tax Act on any gain on the disposition of Shares if the Shares constitute “treaty protected property” (as defined in the Tax Act). Shares owned by a Non-Resident Holder will generally be treaty protected property if the gain from the disposition of such Shares would, because of an applicable income tax treaty, be exempt from tax under the Tax Act.

In the event that the Shares constitute taxable Canadian property but not treaty protected property to a Non-Resident Holder, then the tax consequences described above under “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Disposition of Shares under the Arrangement” will generally apply.

A Non-Resident Holder whose shares may be “taxable Canadian property” should consult its own tax advisor, including with regard to any Canadian reporting requirement arising from this transaction.

Non-Resident Dissenting Holders

A Non-Resident Holder who has validly exercised that Non-Resident Holder’s Dissent Right (a “Non-Resident Dissenting Holder”) will be entitled to receive a payment of an amount equal to the fair value of the Non-Resident Dissenting Holder’s Shares and may realize a capital gain or capital loss in a manner similar to that discussed above under “Holders Resident in Canada - Dissenting Resident Holders”. As discussed above under “Holders Not Resident in Canada - Disposition of Shares under the Arrangement”, any resulting capital gain will only be subject to tax under the Tax Act if the Shares are taxable Canadian property to the Non-Resident Dissenting Holder and are not treaty-protected property of the Non-Resident Dissenting Holder at that time.

The amount of any interest awarded by a court to a Non-Resident Dissenting Holder will not be subject to Canadian withholding tax provided that such interest is not “participating debt interest” (as defined in the Tax Act).

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes material U.S. federal income tax considerations in respect of the Arrangement generally applicable to a U.S. Holder (as defined below) who disposes of Shares under the Arrangement.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the disposition of Shares. This summary applies only to U.S. Holders that hold Shares as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the Code. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the disposition of Shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the disposition of its Shares.

This summary does not address the U.S. federal income tax consequences to holders of Options, DSUs or RSUs. Such holders should consult their own tax advisors.

No ruling from the U.S. Internal Revenue Service (the “IRS”) has been requested, or is expected to be obtained, regarding the U.S. federal income tax consequences to U.S. Holders of the disposition of Shares. Because the authorities on which this summary is based are subject to various interpretations, the IRS could successfully challenge one or more of the positions taken in this summary.

Scope of this Summary

This summary is based on the Code, U.S. Treasury regulations promulgated thereunder (whether final or temporary), U.S. judicial decisions and administrative pronouncements that are applicable and, in each case, as in effect and available, as of the date of this Information Circular. Any of the authorities on which this summary is based are subject to varying interpretations and could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the United States, (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States or any state thereof, or the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

This summary does not address the tax consequences of the disposition of Shares by holders of Shares other than U.S. Holders. Accordingly, such non-U.S. holders should consult their own tax advisors regarding the U.S. federal, U.S. state and local, non-U.S., and other tax consequences of the disposition of their Shares.

This summary does not address the U.S. federal income tax consequences of the disposition of Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are banks, financial institutions, insurance companies, real estate investment trusts, mutual funds, small business investment companies, S corporations or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that are residents of Canada for tax purposes or otherwise have a taxable connection therewith; (h) U.S. Holders that own (directly, indirectly, or by attribution) 5% or more, by voting power or value, of the outstanding shares of the Company; (i) U.S. Holders that are classified as a partnerships as determined under the Code and (j) U.S. Holders that hold their Shares through a non-U.S. financial institution, custodial account or other arrangement. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the disposition of Shares.

If an entity or arrangement that is treated as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partners (or owners) and the partnership (or “pass-through” entity) and the status of such partners (or owners). Entities that are treated as partnerships (or “pass-through” entities) for U.S. federal income tax purposes and partners of such partnerships (or owners of such “pass-through” entities) should consult their own tax advisor regarding the U.S. federal income tax consequences of the disposition of Shares.

This summary does not address any tax consequences to U.S. Holders of the disposition of Shares that may arise under any laws other than U.S. federal income tax laws, including tax consequences under U.S. state and local tax laws, U.S. federal estate and gift tax laws, U.S. alternative minimum tax laws, other U.S. non-income tax laws and non-U.S. tax laws. Each U.S. Holder should consult its own tax advisor regarding the U.S. state and local tax, U.S. federal estate and gift, tax, U.S. alternative minimum tax, other U.S. non-income tax, non-U.S. tax, and other tax consequences of the disposition of Shares.

This discussion assumes that the Company is not a passive foreign investment company (a “PFIC”) and no U.S. Holder held Shares at any point while the Company may have been a PFIC.

U.S. Federal Income Tax Consequences of the Disposition of Shares

Subject to the discussion below under “Certain United States Federal Income Tax Considerations — Passive Foreign Investment Company,” a U.S. Holder generally will recognize gain or loss on the disposition of Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Shares disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Shares are held for more than one year. Gain or loss recognized by a U.S. Holder on the disposition of Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Certain non-corporate U.S. Holders are subject to a 3.8% tax, in addition to regular tax on income and gains, on some or all of their “net investment income,” which generally includes any gain recognized upon a disposition of Shares. U.S. Holders should consult their tax advisors regarding the applicability of this tax in respect of their Shares.

If a U.S. Holder elects to receive Canadian dollars in respect of Shares, the U.S. Holder will recognize ordinary income or loss based on the currency fluctuations between the date of the disposition of Shares and the date the Canadian dollar proceeds are converted into U.S. dollars. U.S. Holders should consult their own tax advisors regarding the tax consequences to them if the election to receive Canadian dollars is made in connection with the Arrangement.

Passive Foreign Investment Company

If the Company is a PFIC in any taxable year during which a U.S. Holder owns Shares, special, and generally unfavorable, rules will be applicable to such U.S. Holder, some of which could impact the consequences described above. The Company generally will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The Company will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which the Company owns, directly or indirectly, 25% or more (by value) of the equity. The Company does not believe it was classified as a PFIC for previous taxable years and does not expect to be classified as a PFIC for the current taxable year. However, the determination of whether or not the Company is a PFIC is made on an annual basis and is based on the types of income the Company earns and the types and value of the Company’s assets from time to time, all of which are subject to change. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status. If the Company were a PFIC in any year during which a U.S. Holder owns Shares, such U.S. Holder generally would be subject to additional taxes on any gain realized from the disposition of Shares (regardless of whether the Company continued to be a PFIC). The PFIC rules are extremely complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules.

Information Reporting; Backup Withholding

In general, a U.S. Holder will be subject to information reporting and backup withholding at the rate of 28% with respect to proceeds received from the disposition of Shares, unless such U.S. Holder (i) is an exempt recipient and, when required, establishes this exemption or (ii) in the case of backup withholding, provides the U.S. Holder’s correct U.S. taxpayer identification number (“TIN”), certifies that the U.S. Holder is not currently subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder can satisfy these requirements by completing and submitting an IRS Form W-9. A U.S. Holder that does not provide the U.S. Holder’s correct TIN may be subject to penalties imposed by the IRS.

Backup withholding is not an additional tax; any amount so withheld may be credited against the U.S. Holder’s U.S. federal income tax liability. If backup withholding results in an overpayment of U.S. federal income taxes, a refund may be obtained from the IRS, provided that the required information is timely furnished to the IRS by filing a U.S. federal income tax return. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

Individual U.S. Holders and certain entities may be required to report information relating to the Shares to the IRS as specified foreign assets. U.S. Holders should consult their tax advisors regarding their reporting obligations with respect to their ownership and disposition of the Shares.

RISK FACTORS

Shareholders should carefully consider the following risk factors in evaluating whether to approve the Arrangement. These risk factors should be considered in conjunction with the other information included in this Information Circular, including certain sections of documents publicly filed, which sections are incorporated by reference herein.

Risk Factors Relating to the Arrangement

There can be no certainty that all conditions to completion of the Arrangement will be satisfied prior to the Outside Date, if at all. Failure to complete the Arrangement could negatively impact the share price of the Shares or otherwise adversely affect the business of the Company.

The completion of the Arrangement is subject to a number of conditions, certain of which are outside the control of the Company, including the receipt of Shareholder approvals, Regulatory Approvals and receipt of the Final Order. There can be no certainty, nor can the Company provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied.

If the Arrangement is not completed, the market price of the Shares may decline to the extent that the market price reflects a market assumption that the Arrangement will be completed. If the Arrangement is not completed and the Board of Directors decides to seek another merger or business combination, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the Consideration to be paid pursuant to the Arrangement.

Certain costs related to the Arrangement, such as legal and certain financial advisor fees, must be paid by the Company even if the Arrangement is not completed. In addition, if the Arrangement Agreement is terminated because of the failure of Shareholders to approve the Arrangement, the Company has agreed to pay the Expense Fee of up to a maximum of $2,000,000 to the Purchaser.

In addition, since the completion of the Arrangement is subject to uncertainty, officers and employees of the Company may experience uncertainty about their future roles with the Company. This may adversely affect the Company’s ability to attract or to retain key management and personnel in the period until the Arrangement is completed or terminated.

The Arrangement Agreement may be terminated in certain circumstances.

Each of the parties has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can the Company provide any assurance, that the Arrangement will not be terminated by either party before the completion of the Arrangement. There is no assurance that a Company Material Adverse Effect will not occur before the Effective Date, in which case the Purchaser could elect to terminate the Arrangement Agreement and the Arrangement would not proceed. Failure to complete the Arrangement could negatively impact the trading price of the Shares or otherwise adversely affect the business of the Company.

The Termination Payment provided under the Arrangement Agreement if the Arrangement Agreement is terminated in certain circumstances may discourage other parties from attempting to acquire the Company.

Under the Arrangement Agreement, the Company is required to pay a Termination Payment of US$21,030,000 in the event the Arrangement Agreement is terminated in certain circumstances following the occurrence of a Termination Payment Event. The Termination Payment may discourage other parties from attempting to acquire the Shares, even if those parties would otherwise be willing to offer greater value than that offered under the Arrangement. See “Summary of the Arrangement Agreement — Termination Payments and Expenses”.

If the Company is unable to complete the Arrangement or if completion of the Arrangement is delayed, there could be an adverse effect on the Company’s business, financial condition, operating results and the price of its Shares.

The completion of the Arrangement is subject to the satisfaction of numerous closing conditions, including the approval by Shareholders, receipt of all Regulatory Approvals and receipt of the Final Order. A substantial delay in obtaining satisfactory approvals and/or the imposition of unfavourable terms or conditions in the approvals to be obtained could have an adverse effect on the business, financial condition or results of operations of the Company or could result in the termination of the Arrangement Agreement. If (a) Shareholders choose not to approve the Arrangement, (b) the Company otherwise fails to satisfy, or fails to obtain a waiver of the satisfaction of, the closing conditions to the transaction and the Arrangement is not completed, (c) a Material Adverse Effect has occurred that results in the termination of the Arrangement Agreement, or (d) any legal proceeding results in enjoining the transactions contemplated by the Arrangement, the Company could be subject to various adverse consequences, including that the Company would remain liable for significant costs relating to the Arrangement, including, among others, legal, accounting, financial advisory and financial printing expenses.

Even if the Arrangement Agreement is terminated without payment of the Termination Payment, the Company may, in the future, be required to pay the Termination Payment in certain circumstances.

Under the Arrangement Agreement, the Company may be required to pay the Termination Payment to the Purchaser at a date subsequent to the termination of the Arrangement Agreement if the Arrangement Agreement is terminated in certain circumstances and (i) prior to such termination, a bona fide Acquisition Proposal shall have been made or publicly announced by any Person other than the Purchaser (or any of its affiliates or any Person acting jointly or in concert with any of the foregoing) and not withdrawn, and (ii) within 12 months following the date of such termination, (A) the Company or one or more of its Subsidiaries enters into a definitive agreement in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same as Acquisition Proposal referred to above) and such Acquisition Proposal is later consummated (whether or not within such twelve (12) month period) or (B) an Acquisition Proposal shall have been consummated (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to above). For purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning assigned to such term in Appendix “A” to this Information Circular, except that references to “20% or more” shall be deemed to be references to “50% or more”. See “Summary of the Arrangement Agreement —Termination Payments and Expenses”.

While the Arrangement is pending, the Company is restricted from taking certain actions.

The Arrangement Agreement restricts the Company from taking certain specified actions until the Arrangement is completed without the consent of the Purchaser. These restrictions may prevent the Company from pursuing attractive business opportunities that may arise prior to the completion of the Arrangement.

The pending Arrangement may divert the attention of the Company’s management.

The pendency of the Arrangement could cause the attention of the Company’s management to be diverted from the day-to-day operations and customers or suppliers may seek to modify or terminate their business relationships with the Company. These disruptions could be exacerbated by a delay in the completion of the Arrangement and could have an adverse effect on the business, operating results or prospects of the Company, which could result in a Material Adverse Effect.

The Company’s directors and officers may have interests in the Arrangement that are different from those of Shareholders.

In considering the recommendation of the Special Committee and the Board of Directors to vote in favour of the Arrangement Resolution, Shareholders should be aware that certain members of the Board of Directors and officers of the Company may have agreements or arrangements that provide them with interests in the Arrangement that differ from, or are in addition to, those of Shareholders, generally. See “The Arrangement — Interests of Certain Persons in the Arrangement”.

The Consideration to be received by Shareholders may be affected by foreign currency exchange rates.

The Consideration to be received by Shareholders is paid in U.S. dollars. If the value of the Canadian dollar relative to the U.S. dollar on the two (2) Business Days immediately before the Effective Date has appreciated as compared to such relative value on June 16, 2017, Shareholders who elect to convert their Consideration to Canadian dollars will receive less per Share than they otherwise would have received on June 16, 2017.

Shareholders will no longer hold an interest in the Company following the Arrangement.

Following the Arrangement, Shareholders will no longer hold any of the Shares and Shareholders will forego any future increase in value that might result from future growth and the potential achievement of the Company’s long-term plans.

Risk Factors Related to the Business of the Company

Whether or not the Arrangement is completed, the Company will continue to face many of the risks that it currently faces with respect to its business and affairs. A description of the risk factors (incorporated by reference into this Information Circular) applicable to the Company is contained under the heading “Risk Factors” in the Annual Information Form and in the Company’s other filings with Securities Authorities.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed in this Information Circular, the Company is not aware of any director, executive officer or any person who, to the knowledge of the directors or officers of the Company, beneficially owns or controls or exercises discretion over shares carrying more than 10% of the votes attached to the Shares, or any associate or affiliate of any of the foregoing, having any material interest, direct or indirect, in any transaction or proposed transaction since January 1, 2017, which has materially affected or would materially affect the Company or any of its subsidiaries.

AUDITORS

KPMG LLP are the auditors of the Company and are independent of the Company within the meanings of the Rules of Professional Conduct of the Institute of Chartered Accounts of Ontario. KPMG LLP were first appointed as auditors of the Company in 2014.

OTHER INFORMATION AND MATTERS

There is no information or matter not disclosed in this Information Circular but known to the Company that would be reasonably expected to affect the decision of Shareholders to vote for or against the Arrangement Resolution.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Company’s website at www.novadaq.com. Information on the Company’s website is not incorporated by reference in this Information Circular. Financial information is contained in the Company’s comparative financial statements and Management’s Discussion and Analysis for the year ended December 31, 2016.

In addition, copies of the Annual Information Form, financial statements, including the most recently available interim financial statements, as applicable, and Management’s Discussion and Analysis as well as this Information Circular, all as filed on SEDAR and EDGAR, may be obtained without charge upon request to the Corporate Secretary at its principal place of business: 5090 Explorer Drive, Suite 202, Mississauga, Ontario, L4W 4T9. The Company may require the payment of a reasonable charge if the request is made by a person who is not a Shareholder.

DIRECTORS’ APPROVAL

The undersigned Chairman of the Board of Directors certifies that the contents and sending of this Information have been approved by the Board of Directors of the Company.

William MacKinnon
Chairman of the Board
July 6, 2017

CONSENT OF PIPER JAFFRAY

July 6, 2017

Novadaq Technologies Inc.
5090 Explorer Drive, Suite 202
Mississauga, Ontario  L4W 4T9
Canada

To:          The Board of Directors of Novadaq Technologies Inc. (the “Company”)

We refer to the information circular (the “Information Circular”) of the Company dated July 6, 2017 relating to the special meeting of shareholders of the Company to approve an arrangement under the Canada Business Corporations Act involving, among others, the Company, Stryker Canada Operations ULC and Stryker Corporation. We consent to the inclusion in the Information Circular of our fairness opinion dated June 16, 2017 and references to our firm name and our fairness opinion in the Information Circular under the headings “Questions and Answers”; “Summary — Fairness Opinions”; “The Arrangement — Background to the Arrangement”; “The Arrangement — Reasons for the Arrangement”; and “The Arrangement — Fairness Opinions — Piper Jaffray Fairness Opinion”. Our fairness opinion was given as of June 16, 2017 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the board of directors of the Company shall be entitled to rely upon our opinion.

Sincerely,

(signed) “Piper Jaffray & Co.”
PIPER JAFFRAY & CO.

CONSENT OF PERELLA WEINBERG

July 6, 2017

Novadaq Technologies Inc.
5090 Explorer Drive, Suite 202
Mississauga, Ontario  L4W 4T9
Canada

To:          The Board of Directors of Novadaq Technologies Inc. (the “Company”)

We refer to the information circular (the “Information Circular”) of the Company dated July 6, 2017 relating to the special meeting of shareholders of the Company to approve an arrangement under the Canada Business Corporations Act involving, among others, the Company, Stryker Canada Operations ULC and Stryker Corporation. We consent to the inclusion in the Information Circular of our fairness opinion dated June 16, 2017 and references to our firm name and our fairness opinion in the Information Circular under the headings “Questions and Answers”; “Summary — Fairness Opinions”; “The Arrangement — Background to the Arrangement”; “The Arrangement — Reasons for the Arrangement”; and “The Arrangement — Fairness Opinions — Perella Weinberg Fairness Opinion”. Our fairness opinion was given as of June 16, 2017 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the board of directors of the Company shall be entitled to rely upon our opinion.

Sincerely,

(signed) “Perella Weinberg Partners LP”
PERELLA WEINBERG PARTNERS LP

APPENDIX “A”
GLOSSARY OF TERMS

Unless the context otherwise requires or where otherwise provided, the following words and terms shall have the meanings set forth below when used in this Information Circular.

“Acquireco” means Stryker Canada Operations ULC.

“Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement, any offer, proposal or inquiry from any Person or group of Persons (other than the Purchaser or any affiliate of the Purchaser), whether or not in writing and whether or not delivered to Shareholders, relating to: (a) any direct or indirect acquisition, purchase, disposition (or any lease, long-term license agreement or other arrangement having the same economic effect as a sale), through one or more transactions, of (i) the assets of the Company and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company and its Subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of the Company and its Subsidiaries, taken as a whole, or (ii) 20% or more of any voting or equity securities of the Company or 20% or more of any voting or equity securities of any one or more of any of the Company’s Subsidiaries that, individually or in the aggregate, contribute 20% or more of the consolidated revenues or constitute 20% or more of the consolidated assets of the Company and its Subsidiaries, taken as a whole (in each case, determined based upon the most recently publicly available consolidated financial statements of the Company); (b) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting, equity or other securities (including securities convertible into or exercisable or exchangeable for securities or equity interests) of the Company or any of its Subsidiaries; (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or other similar transaction or series of transactions involving the Company or any of its Subsidiaries; or (d) any other similar transaction or series of transactions involving the Company or any of its Subsidiaries.

“allowable capital loss” has the meaning ascribed to it under “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Disposition of Shares under the Arrangement”.

“Annual Information Form” means the annual information form of the Company dated March 22, 2017 in respect of the Company’s financial year ended December 31, 2016.

“ARC” has the meaning ascribed to it under “Certain Legal and Regulatory Matters — Competition Act Approval”.

“Arrangement” means the arrangement of the Company under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement made as of June 16, 2017 among the Company, the Purchaser and Acquireco (including the schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with the terms thereof, a copy of which is attached as Appendix “C” to this Information Circular.

“Arrangement Resolution” means the special resolution of the Shareholders approving the Arrangement which is to be considered at the Meeting, attached as Appendix “B” to this Information Circular.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement that are required by the CBCA to be sent to the Director after the Final Order is made, which shall be in the form and substance satisfactory to the Company and the Purchaser, each acting reasonably.

“Beneficial Shareholder” means a non-registered, beneficial holder of Shares whose Shares are held through an Intermediary.

“Board of Directors” means the board of directors of the Company as the same is constituted from time to time.

“Board Recommendation” means the unanimous recommendation of the Board of Directors to Shareholders that they vote in favour of the Arrangement Resolution.

“Broadridge” means Broadridge Financial Solutions, Inc.

“Business Day” means any day, other than a Saturday, a Sunday or any day on which banks are closed or authorized to be closed for business in the Province of Ontario, the Republic of Ireland, the United Kingdom or in the State of Illinois.

“Canadian Securities Laws” means the Securities Act, together with all other applicable securities Laws, rules and regulations and published policies thereunder or under the securities laws of any other province of Canada.

“CBCA” means the Canada Business Corporations Act including the regulations promulgated thereunder, as now in effect and as they may be promulgated or amended from time to time.

“Certificate of Arrangement” means the certificate of arrangement to be issued pursuant to Section 192(7) of the CBCA in respect of the Articles of Arrangement.

“Change in Recommendation” has the meaning ascribed to it under “Summary of the Arrangement Agreement — Termination of the Arrangement Agreement”.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Commissioner” means the Commissioner of Competition appointed under subsection 7(1) of the Competition Act and includes any Person designated by the Commissioner to act on his behalf.

“Company” or “Novadaq” means Novadaq Technologies Inc.

“Company Disclosure Letter” means the disclosure letter dated June 16, 2017 executed and delivered by the Company to the Purchaser in connection with the execution of the Arrangement Agreement.

“Company Employee Share Plans” means the LTIP, the Option Plan and the Company Employee Share Purchase Plan, and any other plan under which the Company may provide or has provided equity or equity-based incentives to employees, officers, directors, or consultants.

“Company Employee Share Purchase Plan” means the Employee Share Purchase Plan of the Company, effective July 1, 2008.

“Company Material Adverse Effect” means any event, change, occurrence, effect, state of facts or circumstances that, individually or in the aggregate with other events, changes, occurrences, effects, states of facts or circumstances (i) is, or would reasonably be expected to be, material and adverse to the business, assets, financial condition or results of operations of the Company and its Subsidiaries taken as a whole or (ii) prevents or materially delays, or would reasonably be expected to prevent or materially delay, the consummation of any of the Arrangement and the other transactions contemplated by the Arrangement Agreement; except, in the case of clause (i) above, any such event, change, occurrence, effect, state of facts or circumstances resulting from or arising in connection with:

(a)         any change or development generally affecting the industries, businesses or segments thereof in which the Company and its Subsidiaries operate;

(b)         any change or development in global, national or regional political conditions (including any general strikes or lockouts, riots, general work slowdowns or stoppages, or act of espionage, cyberattack, sabotage or terrorism or any outbreak of hostilities or declared or undeclared war or any escalation or worsening thereof) or any earthquake, flood or other natural disaster or general outbreaks of illness;

(c)          any change in general economic, business, banking or regulatory conditions or in global financial, credit, currency or financial or securities markets in Canada or the United States;

(d)         any change in applicable generally acceptable accounting principles, including IFRS, after the date of the Arrangement Agreement;

(e)          changes or developments in or relating to currency exchange or interest rates;

(f)           any change in applicable Laws after June 16, 2017 (provided that this clause (f) shall not apply with respect to any representation or warranty the purpose of which is to address compliance with applicable Laws);

(g)          the execution, announcement or pendency of the Arrangement Agreement or the consummation of the transactions contemplated herein or the identity of the Purchaser as the potential acquiror of the Company, including any material loss of, or materially adverse change in, the relationship of the Company or any of its Subsidiaries with any of its current Key Employees, lenders, suppliers or contractual counterparties (provided that this clause (g) shall not apply with respect to any representation or warranty the purpose of which is to address the consequences resulting from the execution and delivery of the Arrangement Agreement or the consummation of the transactions contemplated by the Arrangement Agreement or the performance of obligations under the Arrangement Agreement);

(h)         actions or inactions expressly required by the Arrangement Agreement or that are taken with the prior written consent of the Purchaser (provided, that this clause (h) shall not apply with respect to any representation or warranty the purpose of which is to address the consequences resulting from the execution and delivery of the Arrangement Agreement or the consummation of the transactions contemplated by the Arrangement Agreement or the performance of obligations under the Arrangement Agreement);

(i)             any matter which has been disclosed by the Company in Sections 1.1 [Permitted Liens], 3.1(o)(ii) [Undisclosed Liabilities], 3.1(r)(v) and 3.1(r)(vi) [Intellectual Property], 3.1(s)(vii) [Employment Matters], 3.1(v) [Taxes], 3.1(ee)(iii) and 3.1(ee)(iv) [FDA and Related Matters] and 3.1(ff)(ii) [Healthcare Regulatory Compliance] of the Company Disclosure Letter;

(j)            the failure to obtain any of the Regulatory Approvals;

(k)         any change in the market price or trading volume of any securities of the Company or any suspension of trading in securities generally on any securities exchange on which any securities of the Company trade (it being understood that the causes underlying such changes in market price or trading volume or suspension of trading may be taken into account, to the extent permitted by the Arrangement Agreement, in determining whether a Company Material Adverse Effect has occurred); or

(l)             the failure, in and of itself, of the Company to meet any internal, published or public projections, forecasts, guidance or estimates, including of revenues, earnings, cash flows or other financial operating metrics before, on or after June 16, 2017 (it being understood that the causes underlying such failure may be taken into account, to the extent permitted by the Arrangement Agreement, in determining whether a Company Material Adverse Effect has occurred);

provided, however, that (i) any such event, change, occurrence, effect, state of facts or circumstances referred to in paragraphs (a) to and including (f) above does not materially and disproportionately affect the Company and its Subsidiaries, taken as a whole, compared to other companies operating in the business or industries in which the Company and its Subsidiaries operate; and (ii) references in the Arrangement Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a Company Material Adverse Effect has occurred.

“Competition Act” means the Competition Act (Canada).

“Competition Act Approval” means that the Commissioner: (a) shall have issued an advance ruling certificate pursuant to Section 102 of the Competition Act in respect of the transactions contemplated by the Arrangement Agreement; or (b) the applicable waiting period under Section 123 of the Competition Act shall have expired or been terminated by the Commissioner, or the obligation to submit a notification shall have been waived under paragraph 113(c) of the Competition Act, and the Commissioner shall have issued a No-Action Letter and such No-Action Letter shall have not been modified or withdrawn prior to the Effective Time.

“Confidentiality Agreement” means the amended and restated limitation on disclosure and use and exclusivity agreement between the Purchaser and the Company dated May 29, 2017.

“Consideration” means US$11.75 in cash per Share.

“Court” means the Ontario Superior Court of Justice (Commercial List) or other competent court, as applicable.

“Demand for Payment” has the meaning ascribed to it under “Dissent Rights of Shareholders”.

“Depositary” means Computershare Trust Company of Canada.

“Depositary Agreement” means the depositary agreement to be entered into by the Purchaser and the Depositary.

“Director” means the Director appointed pursuant to Section 260 of the CBCA.

“Dissent Notice” has the meaning ascribed to it under “Dissent Rights of Shareholders”.

“Dissent Rights” has the meaning ascribed to it under “Dissent Rights of Shareholders”.

“Dissenting Shareholder” has the meaning ascribed to it under “Dissent Rights of Shareholders”.

“Dissenting Shares” has the meaning ascribed to it under “Dissent Rights of Shareholders”.

“DSUs” means the outstanding deferred share units issued under the LTIP.

“EDGAR” means SEC’s Electronic Data Gathering, Analysis and Retrieval system.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement.

“Election Form for Holders of Options, RSUs and DSUs” means the election form delivered by the Company to the holders of Options, RSUs and DSUs and that permits such persons to elect to receive the consideration to which they are entitled to receive under the Arrangement in Canadian dollars.

“Expense Fee” has the meaning ascribed to it under “Summary of the Arrangement Agreement — Termination Payments and Expenses”.

“Fairness Opinions” means collectively, the Piper Jaffray Fairness Opinion and the Perella Weinberg Fairness Opinion, as described in greater detail under “The Arrangement — Fairness Opinions”.

“Final Order” means the final order of the Court in a form acceptable to the Purchaser and the Company, each acting reasonably, pursuant to Section 192 of the CBCA approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of both the Purchaser and the Company, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Purchaser and the Company, each acting reasonably) on appeal.

“Financial Advisors” means, collectively, Piper Jaffray and Perella Weinberg.

“FTC” means the U.S. Federal Trade Commission.

“Governmental Entity” means: (a) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, minister, ministry, bureau, agency or instrumentality, domestic or foreign; (b) any stock exchange, including the TSX and NASDAQ; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, antitrust, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing.

“Holder” has the meaning ascribed to it under “Certain Canadian Federal Income Tax Considerations”.

“HSR Act” means the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“HSR Approval” means the expiration or termination of any waiting period under the HSR Act.

“Information Circular” means this notice of the Meeting and accompanying management information circular, including all schedules, appendices and exhibits hereto and enclosures herewith, as amended, supplemented or otherwise modified from time to time.

“Interim Order” means the interim order of the Court contemplated by Section 2.4 of the Arrangement Agreement and made pursuant to the CBCA, providing for, among other things, the calling and holding of the Shareholder Meeting, as the same may be amended, modified, supplemented or varied by the Court (with the consent of the Company and the Purchaser, each acting reasonably).

“Intermediary” means an intermediary with which a Beneficial Shareholder may deal, including banks, trust companies, securities dealers or brokers and trustees or administrators of self-directed trusts governed by RRSPs, RRIFs, RESTs (collectively as defined in the Tax Act) and similar plans, and their nominees.

“IRS” means the U.S. Internal Revenue Service.

“Key Employee” means any of Rick Mangat, Roger Deck, Derrick Guo, Tom Tamberrino, Lori Swalm, Art Bailey, John Fengler, Matthias Reif, and Joe Kletzel, and “Key Employees” means all of them.

“Law” or “Laws” means, with respect to any Person, any applicable laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other legally binding requirements, whether domestic or foreign, and the terms and conditions of any authorization of or from any Governmental Entity, and, for greater certainty, includes Canadian Securities Laws and U.S. Securities Laws.

“Letter of Transmittal and Election Form” means the letter of transmittal and election form delivered by the Company to Registered Shareholders providing for delivery of the certificates representing their Shares to the Depositary, and that permits such persons to elect to receive the Consideration to which they are entitled to receive under the Arrangement in Canadian dollars.

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing.

“LTIP” means the Amended and Restated Long Term Incentive Plan of the Company effective as of May 17, 2017.

“majority of the minority approval” means approval of the Arrangement Resolution by at least a simple majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting excluding votes attaching to Shares held by an “interested party” to the Arrangement within the meaning of MI 61-101.

“Meeting” means the special meeting of Shareholders to be held on August 4, 2017, and any adjournment or postponement thereof.

“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions.

“NASDAQ” means the NASDAQ Global Market.

“No-Action Letter” has the meaning ascribed to it under “Certain Legal and Regulatory Matters — Competition Act Approval”.

“Non-Resident Holder” has the meaning ascribed to it under “Certain Canadian Federal Income Tax Considerations — Holders Not Resident in Canada”.

“Non-Resident Dissenting Holder” has the meaning ascribed to it under “Certain Canadian Federal Income Tax Considerations — Holders Not Resident in Canada — Non-Resident Dissenting Holders”.

“Notice of Meeting” means the notice of special meeting of Shareholders which accompanies this Information Circular.

“Notifiable Transaction” has the meaning ascribed to it under “Certain Legal and Regulatory Matters — Competition Act Approval”.

“Notification” has the meaning ascribed to it under “Certain Legal and Regulatory Matters — Competition Act Approval”.

“Offer to Pay” has the meaning ascribed to it under “Dissent Rights of Shareholders”.

“Option Plan” means the Third Amended and Restated Stock Option Plan of the Company effective as of May 17, 2017.

“Options” means options to purchase Shares granted under the Option Plan.

“Outside Date” has the meaning ascribed to it under “Summary of the Arrangement Agreement — Termination of the Arrangement Agreement — Definition of Outside Date”.

“Parties” means, collectively, the Company, the Purchaser and Acquireco, and “Party” means any one of them.

“Perella Weinberg” means Perella Weinberg Partners LP.

“Perella Weinberg Fairness Opinion” means the written fairness opinion of Perella Weinberg Partners LP dated June 16, 2017, as copy of which is attached as Appendix “F” to this Information Circular.

“Person” means includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

“PFIC” means a passive foreign investment company.

“Piper Jaffray” means Piper Jaffray & Co.

“Piper Jaffray Fairness Opinion” means the written fairness opinion of Piper Jaffray dated June 16, 2017, a copy of which is attached as Appendix “E” to this Information Circular.

“Plan of Arrangement” means the plan of arrangement, substantially in the form set out in Appendix “D” to this Information Circular, subject to any amendments or variations to such plan made in accordance with the Arrangement Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Presentation Date” has the meaning ascribed to it under “Certain Legal and Regulatory Matters — Court Approvals”.

“Proposed Amendments” has the meaning ascribed to it under “Certain Canadian Federal Income Tax Considerations”.

“Purchaser” means Stryker Corporation, a corporation existing under the laws of Michigan.

“Purchaser Material Adverse Effect” means any event, change, occurrence, effect, state of facts or circumstances that, individually or in the aggregate with other events, changes, occurrences, effects, states of facts or circumstances, impairs in any material respect the ability of each of the Purchaser and Acquireco, as the case may be, to perform its obligations under the Arrangement Agreement or to consummate the Arrangement and pay the aggregate Consideration, or prevent or materially delay the consummation of any of the Arrangement and the other transactions contemplated by the Arrangement Agreement.

“Record Date” means the close of business on July 5, 2017.

“Registered Shareholder” means a registered holder of Shares as recorded in the registers maintained by the Transfer Agent.

“Regulatory Approvals” means the Competition Act Approval and the HSR Approval.

“Representatives” has the meaning ascribed to it under “Summary of the Arrangement Agreement — Covenants — Non-Solicitation”.

“Required Shareholder Approval” means the approval of the Arrangement Resolution by Shareholders at the Meeting in accordance with the Interim Order.

“Resident Dissenting Holder” has the meaning ascribed to it under “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Dissenting Resident Holders”.

“Resident Holder” has the meaning ascribed to it under “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada”.

“Response Period” has the meaning ascribed to it under “Summary of the Arrangement Agreement — Covenants — Right to Match”.

“RSUs” means the outstanding restricted share units issued under the LTIP.

“SEC” means the United States Securities and Exchange Commission.

“Second Request” has the meaning ascribed to it under “Certain Legal and Regulatory Matters —HSR Approval”.

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder.

“Securities Authority” means the applicable securities commission or securities regulatory authority of a province of Canada.

“Securityholders” means, collectively, the Shareholders and holders of Options, DSUs and RSUs.

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“SEDI” means the System for Electronic Disclosure by Insiders.

“Shares” means the shares in the share capital of the Company.

“Shareholders” means collectively, Registered Shareholders and the Beneficial Shareholders.

“Shorecrest” means the Shorecrest Group.

“Special Committee” means the ad hoc committee of the Board of Directors consisting of Messrs. MacKinnon (Chair), Wellner and White and Ms. Licitra.

“Stikeman Elliott” means Stikeman Elliott LLP, Canadian counsel to the Company.

“Subsidiary” has the meaning ascribed thereto in the NI 45-106, in force as of the date of the Arrangement Agreement.

“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal to acquire at least 80% of the outstanding Shares or all or substantially all of the assets of the Company and its Subsidiaries on a consolidated basis made by an arm’s length third party after the date of the Arrangement Agreement: (a) that did not result from or involve a breach of the Arrangement Agreement or any agreement between the Person making such Acquisition Proposal and the Company; (b) that is not subject to any financing condition and in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to be available to the satisfaction of the Board of Directors, acting in good faith (after receipt of advice from its financial advisors and its outside legal counsel); (c) that is not subject to a due diligence and/or access condition; (d) that is reasonably capable of being consummated without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal; and (e) in respect of which the Board of Directors and any relevant committee thereof determines in good faith, after consultation with its outside financial and legal advisors, and after taking into account all the terms and conditions of such Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the party making such Acquisition Proposal, would, if consummated in accordance with its terms (but without assuming away the risk of non-completion), result in a transaction that is more favourable, from a financial point of view, to the Shareholders, than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to Section 5.5(g)).

“Superior Proposal Notice” has the meaning ascribed to it under “Summary of the Arrangement Agreement — Covenants — Right to Match”.

“Supplementary Information Request” has the meaning ascribed to it under “Certain Legal and Regulatory Matters — Competition Act Approval”.

“Tax Act” means the Income Tax Act (Canada).

“Taxes” or “Taxes” means any taxes, duties, fees, premiums, assessments, imposts, levies and other like charges imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, windfall, royalty, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and Canada, Québec and other pension plan premiums or contributions imposed by any Governmental Entity.

“taxable capital gain” has the meaning ascribed to it under “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Disposition of Shares under the Arrangement”.

“Termination Payment” has the meaning ascribed to it under “Summary of the Arrangement Agreement — Termination Payments and Expenses”.

“Termination Payment Event” has the meaning ascribed to it under “Summary of the Arrangement Agreement — Termination Payments and Expenses”.

“TIN” means tax identification number.

“Transfer Agent” means Computershare Investor Services Inc.

“TSX” means the Toronto Stock Exchange.

“U.S. Equivalent Exercise Price” means the exercise price of an Option, as converted to U.S. dollars using the Bank of Canada closing exchange rate of Canadian dollars to U.S. dollars on the date that is two (2) Business Days immediately preceding the Effective Date.

“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“U.S. Holder” has the meaning ascribed to it under “Certain United States Federal Income Tax Considerations”.

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

APPENDIX “B”
 ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.                                      The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act involving Novadaq Technologies Inc. (“Novadaq”), pursuant to the arrangement agreement among Novadaq, Stryker Canada Operations ULC and Stryker Corporation (“Stryker”) dated June 16, 2017, as it may be modified, supplemented or amended from time to time in accordance with its terms (the “Arrangement Agreement”), as more particularly described and set forth in the management information circular of Novadaq dated July 6, 2017 (the “Circular”), and all transactions contemplated thereby, are hereby authorized, approved and adopted.

2.                                      The plan of arrangement of Novadaq, as it has been or may be modified, supplemented or amended in accordance with the Arrangement Agreement and its terms (the “Plan of Arrangement”), the full text of which is set out as Appendix “D” to the Circular, is hereby authorized, approved and adopted.

3.                                      The: (i) Arrangement Agreement and all the transactions contemplated therein; (ii) actions of the directors of Novadaq in approving the Arrangement and the Arrangement Agreement; and (iii) actions of the directors and officers of Novadaq in executing and delivering the Arrangement Agreement and any modifications, supplements or amendments thereto, and causing the performance by Novadaq of its obligations thereunder, are hereby ratified and approved.

4.                                      Novadaq is hereby authorized to apply for a final order from the Ontario Superior Court of Justice (Commercial List) (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be, or may have been, modified, supplemented or amended).

5.                                      Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the holders of common shares of Novadaq (the “Novadaq Shareholders”) entitled to vote thereon or that the Arrangement has been approved by the Court, the directors of Novadaq are hereby authorized and empowered, without further notice to or approval of the Novadaq Shareholders: (i) to amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by their terms; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and any related transactions.

6.                                      Any officer or director of Novadaq is hereby authorized and directed for and on behalf of Novadaq to execute and deliver for filing with the Director under the Canada Business Corporations Act articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

7.                                      Any officer or director of Novadaq is hereby authorized and directed, for and on behalf of Novadaq, to execute or cause to be executed and to deliver or cause to be delivered, whether under the corporate seal of Novadaq or otherwise, all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person’s opinion, may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of any such other document or instrument or the doing of any such other act or thing.

B - 1

APPENDIX “C”
ARRANGEMENT AGREEMENT

See attached.

Execution Version

NOVADAQ TECHNOLOGIES INC.

AND

STRYKER CANADA OPERATIONS ULC

AND

STRYKER CORPORATION

ARRANGEMENT AGREEMENT

Dated June 16, 2017

SCHEDULE A FORM OF PLAN OF ARRANGEMENT

SCHEDULE B  ARRANGEMENT RESOLUTION

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is made as of June 16, 2017

BETWEEN:

STRYKER CORPORATION, a corporation existing under the laws of Michigan with its head office in Kalamazoo, Michigan (“Stryker”)

- and -

STRYKER CANADA OPERATIONS ULC, an unlimited liability company existing under the laws of British Columbia, with its registered and records office in Toronto, Ontario (“Acquireco”)

- and -

NOVADAQ TECHNOLOGIES INC., a corporation existing under the laws of Canada, with its registered and records office in Mississauga, Ontario (“Novadaq”)

RECITALS:

A.                                    The board of directors of each of Stryker and Novadaq has determined that it would be in the best interests of Stryker and Novadaq, respectively, for Stryker to acquire all of the issued and outstanding shares of Novadaq;

B.                                    Stryker proposes to acquire, through Acquireco, all of the issued and outstanding common shares of Novadaq and that other equity interests of Novadaq be cancelled, in each case by way of a plan of arrangement under the provisions of the Canada Business Corporations Act;

C.                                    Upon the effectiveness of the plan of arrangement, common shareholders of Novadaq will receive the Consideration for each common share of Novadaq held; and

D.                                    The parties hereto have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters related to the transaction herein provided for.

THEREFORE, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1                               Definitions

Whenever used in this Agreement, the following words and terms have the meanings set out below:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry from any Person or group of Persons (other than Stryker or any affiliate of Stryker), whether or not in writing and whether or not delivered to Novadaq Shareholders, relating to: (a) any direct or indirect acquisition, purchase, disposition (or any lease, long-term license agreement or other arrangement having the same economic effect as a sale), through one or more transactions, of (i) the assets of Novadaq and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of Novadaq and its Subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of Novadaq and its Subsidiaries, taken as a whole, or (ii) 20% or more of any voting or equity securities of Novadaq or 20% or more of any voting or equity securities of any one or more of any of Novadaq’s Subsidiaries that, individually or in the aggregate, contribute 20% or more of the consolidated revenues or constitute 20% or more of the consolidated assets of Novadaq and its Subsidiaries, taken as a whole (in each case, determined based upon the most recently publicly available consolidated financial statements of Novadaq); (b) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting, equity or other securities (including securities convertible into or exercisable or exchangeable for securities or equity interests) of Novadaq or any of its Subsidiaries; (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or other similar transaction or series of transactions involving Novadaq or any of its Subsidiaries; or (d) any other similar transaction or series of transactions involving Novadaq or any of its Subsidiaries;

“Advance Ruling Certificate” means an advance ruling certificate issued by the Commissioner pursuant to Section 102 of the Competition Act in respect of the transactions contemplated by this Agreement;

“affiliate” has the meaning ascribed thereto in the NI 45-106 — Prospectus Exemptions;

“Agreement” means this arrangement agreement, including all schedules annexed hereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Anti-Spam Laws” means An Act to promote the efficiency and adaptability of the Canadian economy by regulating certain activities that discourage reliance on electronic means of carrying out commercial activities, and to amend the Canadian Radio-television and Telecommunications Commissions Act, the Competition Act, the Personal Information Protection and Electronic Documents Act and the Telecommunications Act (Canada) and other Laws that regulate the same or similar subject matter in any applicable jurisdiction;

“Applicable Clinical Trial” has the meaning ascribed thereto in 42 C.F.R. § 11.10(a).

“Arrangement” means the arrangement of Novadaq under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order (with the prior written consent of Novadaq and Stryker, each acting reasonably);

“Arrangement Resolution” means the special resolution of Novadaq Shareholders approving the Arrangement which is to be considered at the Shareholder Meeting substantially in the form of Schedule B hereto;

“Articles of Arrangement” means the articles of arrangement of Novadaq in respect of the Arrangement that are required by the CBCA to be sent to the Director after the Final Order is made, which shall be in the form and substance satisfactory to Novadaq and Stryker, each acting reasonably;

“Authorization” means, with respect to any Person, any authorization, Order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, by-law, rule or regulation, of, from or required by any Governmental Entity having jurisdiction over the Person;

“Breaching Party” has the meaning ascribed thereto in Section 7.2(b);

“Business Day” means any day, other than a Saturday, a Sunday or any day on which banks are closed or authorized to be closed for business in the Province of Ontario, the Republic of Ireland, the United Kingdom or in the State of Illinois;

“Canadian Multi-Employer Plan” means any Novadaq Benefit Plan maintained for employees or former employees of Novadaq or its Subsidiaries in Canada to which Novadaq or its Subsidiaries is required to contribute pursuant to a collective agreement or participation agreement and which is not maintained or administered by Novadaq or its Subsidiaries or any of their respective affiliates.

“Canadian Retirement Plan” means any Novadaq Benefit Plan maintained for employees or former employees of Novadaq or its Subsidiaries in Canada which provides pensions, superannuation benefits or retirement savings, including, without limiting the foregoing, any “registered retirement saving plan” (as defined in the Tax Act), “registered pension plan” (as defined in the Tax Act) and “retirement compensation arrangement” (as defined in the Tax Act);

“Canadian Securities Laws” means the Securities Act, together with all other applicable securities Laws, rules and regulations and published policies thereunder or under the securities laws of any other province or territory of Canada;

“CBCA” means the Canada Business Corporations Act, and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Certificate of Arrangement” means the certificate of arrangement to be issued pursuant to Section 192(7) of the CBCA in respect of the Articles of Arrangement;

“Cleanup” means all actions required to: (a) clean-up, remove, treat or remediate Hazardous Substances in the indoor or outdoor environment; (b) prevent the release of Hazardous Substances so that they do not migrate, endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (c) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (d) respond to any government requests for information or documents in any way relating to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Substances in the indoor or outdoor environment;

“Code” means the U.S. Internal Revenue Code of 1986, as amended;

“Commissioner” means the Commissioner of Competition appointed under subsection 7(1) of the Competition Act and includes any Person designated by the Commissioner to act on his behalf;

“Competition Act” means the Competition Act (Canada);

“Competition Act Approval” means that the Commissioner: (a) shall have issued an Advance Ruling Certificate; or (b) the applicable waiting period under Section 123 of the Competition Act shall have expired or been terminated by the Commissioner, or the obligation to submit a notification shall have been waived under paragraph 113(c) of the Competition Act, and the Commissioner shall have issued a No-Action Letter and such No-Action Letter shall have not been modified or withdrawn prior to the Effective Time;

“Confidential Information” means any business, technical, financial or marketing information that is not generally known to the public in the form it exists; provided that generally known information that embraces more specific information does not render the specific information to be generally known to the public. Confidential Information may include any and all accounting and financial information, know-how of any kind, information regarding patents, products, services, patients (to the extent permitted by law), collections, pricing strategies, methods (including business methods), production volumes, sales, costs, suppliers, internal operating procedures, cost estimations, processes, marketing, inventions, finances and other information, whether disclosed orally or in the form of documents, drawings, schematics, layouts, samples, software, prototypes, information stored in electronic medium, or other form, data, and any and all Intellectual Property;

“Confidentiality Agreement” means the amended and restated limitation on disclosure and use and exclusivity agreement between Stryker and Novadaq dated May 29, 2017;

“Consideration” means US$11.75 in cash per Novadaq Share;

“Contract” means any written or oral contract, agreement, license, franchise, lease, arrangement, commitment, joint venture, partnership or other right or obligation to which a Party or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or to which any of their respective properties or assets is subject;

“Court” means the Ontario Superior Court of Justice (Commercial List) or other competent court, as applicable;

“Data Room” means the material contained in the virtual data room established by Novadaq as at 11:59 p.m. (Ontario time) on June 15, 2017, the index of documents of which is appended to the Novadaq Disclosure Letter;

“Depositary” means Computershare Investor Services Inc.;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“EAR” has the meaning ascribed thereto in Section 3.1(gg)(i);

“Effective Date” means the date of the Certificate of Arrangement giving effect to the Arrangement, issued pursuant to subsection 192(7) of the CBCA;

“Effective Time” means the time on the Effective Date that the Arrangement becomes effective, as set out in the Plan of Arrangement;

“Environmental Claim” means any claim, action, cause of action, investigation or written notice by any Person alleging potential liability (including potential liability for investigatory costs, Cleanup costs, governmental response costs, natural resource damages, property damages, personal injuries or penalties) arising out of, based on or resulting from (a) the presence, or release into the environment, of an Hazardous Substance at any location, whether or not owned or operated by Novadaq or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law;

“Environmental Laws” means all Laws relating to pollution, to the protection or quality of the environment, to the Release of Hazardous Substances to the environment, to protection of natural resources, to human health and safety, or to management of waste, and all Authorizations issued pursuant to such Laws;

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended;

“Expense Fee” has the meaning ascribed thereto in Section 7.3(e);

“Fairness Opinions” has the meaning ascribed thereto in Section 3.1(jj)(i);

“FDA” has the meaning ascribed thereto in Section 3.1(ee)(i);

“FDA Laws” means (a) the U.S. Federal Food, Drug, and Cosmetic Act of 1938, as amended (21 U.S.C. § 321 et seq.); (b) the U.S. Public Health Service Act of 1944; and (c) the rules and regulations promulgated and enforced by the FDA thereunder;

“Federal Health Care Program” has the meaning specified in Section 1128B(f) of the SSA and includes the Medicare, Medicaid and TRICARE programs;

“Federal Health Care Program Laws” the meaning ascribed thereto in Section 3.1(ff)(iii);

“Federal Privacy and Security Regulations” means HIPAA, including the administrative simplification provisions thereof, as amended by the U.S. Health Information Technology for Economic and Clinical Health Act, or the regulations contained in 45 C.F.R. Parts 160 and 164;

“Final Order” means the final order of the Court in a form acceptable to Stryker and Novadaq, each acting reasonably, pursuant to Section 192 of the CBCA approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of both Stryker and Novadaq, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Stryker and Novadaq, each acting reasonably)  on appeal;

“Financial Advisors” has the meaning ascribed thereto in Section 3.1(jj)(i);

“Governmental Entity” means: (a) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, minister, ministry, bureau, agency or instrumentality, domestic or foreign; (b) any stock exchange, including the TSX and NASDAQ; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, antitrust, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing;

“Hazardous Substances” means any material or substance that is prohibited, listed, defined, designated or classified as dangerous, hazardous, radioactive, explosive, corrosive, flammable, leachable, oxidizing, or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws, and including petroleum and all derivatives thereof or synthetic substitutes therefor (including polychlorinated biphenyls);

“HIPAA” means the U.S. Health Insurance Portability and Accountability Act of 1996, as amended;

“HSR Act” means the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder;

“HSR Approval” means the expiration or termination of any waiting period under the HSR Act;

“IFRS” means generally accepted accounting principles in Canada from time to time including, for the avoidance of doubt, the standards prescribed in Part I of the CPA Canada Handbook - Accounting (International Financial Reporting Standards) as the same may be amended, supplemented or replaced from time to time;

“including” means including without limitation, and “include” and “includes” have a corresponding meaning;

“Intellectual Property” means anything that is or may be protected by any Intellectual Property Rights in any jurisdiction;

“Intellectual Property Rights” means domestic and foreign industrial and intellectual protective rights of every and any kind and nature throughout the world however denominated, including the following: (a) patents and applications for patents, including provisionals, reissues, re-examinations, divisions, substitutes, continuations, continuations-in-part, utility models, renewals, extensions and validations of patents and applications for patents, utility models and petty patents; (b) works of authorship protectable under the copyright law of any country (registered and unregistered), including copyrights in computer software and computer programs (whether in source code, object code, or other form), databases, algorithms and compilations, and the right to use, reproduce, display, perform, modify, enhance, distribute, and prepare derivative works of all works of authorship, copyright registrations and applications, and moral rights and economic rights of authors; (c) mask work registrations and applications for mask work registrations; (d) design patents and registrations and applications therefor, including those for integrated circuit topography or layout protection, EU Community Designs, designs under The Hague System and industrial designs; (e) trademarks, trade names, service marks, service names, corporate names, slogans, brands, trade dress and logos, business names and trade names, trademark registrations, any and all registered or unregistered words, devices or symbols that serve as or are capable of serving as an indication of source when used in connection with goods, services or the business, and applications, together with all translations, adaptations, derivations, and combinations thereof and the goodwill and activities associated therewith; (f) information, materials and methodologies that are the subject of reasonable efforts to maintain in secret and derive value, actual or potential, from not being generally known to the public, including any form of protection for Confidential Information that constitutes or relates to technical, financial or business matters, including that which constitutes, illustrates or describes the same, such as inventions (whether patentable or unpatentable), know-how, design, test and manufacturing processes, algorithms, object or source code, lab journals, data, customer or sourcing information, expertise within an entity, marketing strategies, and sales analyses (“Trade Secrets”); and (g) domain names, website names and world wide web addresses;

“Interim Order” means the interim order of the Court contemplated by Section 2.4 of this Agreement and made pursuant to the CBCA, providing for, among other things, the calling and holding of the Shareholder Meeting, as the same may be amended, modified, supplemented or varied by the Court (with the consent of Novadaq and Stryker, each acting reasonably);

“Key Employee” means any of Rick Mangat, Roger Deck, Derrick Guo, Tom Tamberrino, Lori Swalm, Art Bailey, John Fengler, Matthias Reif, and Joe Kletzel, and “Key Employees” means all of them;

“Law” or “Laws” means, with respect to any Person, any applicable laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other legally binding requirements, whether domestic or foreign, and the terms and conditions of any Authorization of or from any Governmental Entity, and, for greater certainty, includes Canadian Securities Laws and U.S. Securities Laws;

“Leased Real Property” has the meaning ascribed thereto in Section 3.1(p)(ii);

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Material Product and Trial Information” has the meaning ascribed thereto in Section 3.1(ee)(vi);

“MI 61-101” means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions;

“misrepresentation” has the meaning ascribed thereto in the Securities Act;

“NASDAQ” means the NASDAQ Global Market;

“NI 45-106” means National Instrument 45-106 - Prospectus Exemptions;

“No-Action Letter” means a letter or other notification in writing from the Commissioner to Stryker or Novadaq, or any of their affiliates as the case may be, that the Commissioner does not, at that time, intend to make an application under Section 92 of the Competition Act in respect of any of the transactions contemplated by this Agreement;

“Notified Body” means an entity licensed, authorized or approved by the applicable Governmental Entity to assess and certify the conformity of a medical device with the requirements of Council Directive 93/42/EEC of 14 June 1993 concerning medical devices, as amended from time to time, and applicable harmonized standards;

“Novadaq Benefit Plans” means all health, welfare, dental, vision, sickness, death, life, cafeteria, flexible spending, supplemental unemployment benefit, bonus, change of control, profit sharing, option, insurance, incentive, incentive compensation, or deferred compensation plans, share purchase, share compensation, or other equity-based compensation plans, disability, pension or retirement income or savings plans, employee stock ownership plan or employee stock purchase plans, or vacation or other paid time off, severance, employment or individual consulting agreements and any other material employee compensation arrangement or benefit plans, trust, funds, policies, programs, arrangements, or practices which are (a) sponsored, maintained, contributed to or required to be contributed to by Novadaq or its Subsidiaries, or (b) for which Novadaq or its Subsidiaries has any liability or contingent liability with respect to any current or former employee, officer, director or independent contractor of Novadaq or any of its Subsidiaries, excluding Statutory Plans (but including the Novadaq Employee Share Plans);

“Novadaq Board” means the board of directors of Novadaq as the same is constituted from time to time;

“Novadaq Board Recommendation” has the meaning ascribed thereto in Section 2.6(c);

“Novadaq Change in Recommendation” has the meaning ascribed thereto in Section 7.2(a)(iii)(A);

“Novadaq Circular” means the notice of the Shareholder Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent to Novadaq Shareholders in connection with the Shareholder Meeting, as amended, supplemented or otherwise modified from time to time;

“Novadaq Disclosure Letter” means the disclosure letter dated the date of this Agreement executed and delivered by Novadaq to Stryker in connection with the execution of this Agreement;

“Novadaq DSUs” means deferred share units issued under the Novadaq LTIP;

“Novadaq Employee Share Plans” means the Novadaq LTIP, the Novadaq Option Plan, and the Novadaq Employee Share Purchase Plan, and any other plan under which Novadaq may provide or has provided equity or equity-based incentives to employees, officers, directors, or consultants;

“Novadaq Employee Share Purchase Plan” means the Employee Share Purchase Plan of Novadaq, effective July 1, 2008;

“Novadaq Equity Award Holders” means the holders of Novadaq Options, Novadaq DSUs and Novadaq RSUs;

“Novadaq LTIP” means the Amended and Restated Long Term Incentive Plan of Novadaq effective as of May 17, 2017;

“Novadaq Material Adverse Effect” means any event, change, occurrence, effect, state of facts or circumstances that, individually or in the aggregate with other events, changes, occurrences, effects, states of facts or circumstances (i) is, or would reasonably be expected to be, material and adverse to the business, assets, financial condition or results of operations of Novadaq and its Subsidiaries taken as a whole or (ii) prevents or materially delays, or would reasonably be expected to prevent or materially delay, the consummation of any of the Arrangement and the other transactions contemplated by this Agreement; except, in the case of clause (i) above, any such event, change, occurrence, effect, state of facts or circumstances resulting from or arising in connection with:

(a)                                 any change or development generally affecting the industries, businesses or segments thereof in which Novadaq and its Subsidiaries operate;

(b)                                 any change or development in global, national or regional political conditions (including any general strikes or lockouts, riots, general work slowdowns or stoppages, or act of espionage, cyberattack, sabotage or terrorism or any outbreak of hostilities or declared or undeclared war or any escalation or worsening thereof) or any earthquake, flood or other natural disaster or general outbreaks of illness;

(c)                                  any change in general economic, business, banking or regulatory conditions or in global financial, credit, currency or financial or securities markets in Canada or the United States;

(d)                                 any change in applicable generally acceptable accounting principles, including IFRS, after the date of this Agreement;

(e)                                  changes or developments in or relating to currency exchange or interest rates;

(f)                                   any change in applicable Laws after the date of this Agreement (provided that this clause (f) shall not apply with respect to any representation or warranty the purpose of which is to address compliance with applicable Laws);

(g)                                  the execution, announcement or pendency of this Agreement or the consummation of the transactions contemplated herein or the identity of Stryker as the potential acquiror of Novadaq, including any material loss of, or materially adverse change in, the relationship of Novadaq or any of its Subsidiaries with any of its current Key Employees, lenders, suppliers or contractual counterparties (provided that this clause (g) shall not apply with respect to any representation or warranty the purpose of which is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement or the performance of obligations under this Agreement);

(h)                                 actions or inactions expressly required by this Agreement or that are taken with the prior written consent of Stryker (provided, that this clause (h) shall not apply with respect to any representation or warranty the purpose of which is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement or the performance of obligations under this Agreement);

(i)                                     any matter which has been disclosed by Novadaq in Sections 1.1 [Permitted Liens], 3.1(o)(ii) [Undisclosed Liabilities], 3.1(r)(v) and 3.1(r)(vi) [Intellectual Property], 3.1(s)(vii) [Employment Matters], 3.1(v) [Taxes], 3.1(ee)(iii) and 3.1(ee)(iv) [FDA and Related Matters] and 3.1(ff)(ii) [Healthcare Regulatory Compliance] of the Novadaq Disclosure Letter;

(j)                                    the failure to obtain any of the Regulatory Approvals;

(k)                                 any change in the market price or trading volume of any securities of Novadaq or any suspension of trading in securities generally on any securities exchange on which any securities of Novadaq trade (it being understood that the causes underlying such changes in market price or trading volume or suspension of trading may be taken into account, to the extent permitted by this Agreement, in determining whether a Novadaq Material Adverse Effect has occurred); or

(l)                                     the failure, in and of itself, of Novadaq to meet any internal, published or public projections, forecasts, guidance or estimates, including of revenues, earnings, cash flows or other financial operating metrics before, on or after the date of this Agreement (it being understood that the causes underlying such failure may be taken into account, to the extent permitted by this Agreement, in determining whether a Novadaq Material Adverse Effect has occurred);

provided, however, that (i) any such event, change, occurrence, effect, state of facts or circumstances referred to in paragraphs (a) to and including (f) above does not materially and disproportionately affect Novadaq and its Subsidiaries, taken as a whole, compared to other companies operating in the business or industries in which Novadaq and its Subsidiaries operate; and (ii) references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a Novadaq Material Adverse Effect has occurred.

“Novadaq Material Contract” means in respect of Novadaq or any of its Subsidiaries, any Contract: (a) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Novadaq Material Adverse Effect; (b) entered into since January 1, 2014 regarding the acquisition of a Person or business, whether in the form of an asset purchase, merger, consolidation or otherwise (including any such agreement, contract or letter of intent that has closed but under which one or more of the parties has executory indemnification, earn-out or other liabilities); (c) under which Novadaq or any of its Subsidiaries has directly or indirectly loaned or advance to a third party or guaranteed any liabilities or obligations of a third party, in each case in excess of $100,000 (and other than any Contract providing for equipment owned by Novadaq to be loaned to third parties in connection with clinical trials and evaluations); (d) that is a lease, sublease, license or right of way or occupancy agreement for real property which is material to the business of Novadaq and its Subsidiaries, taken as a whole; (e) that provides for the establishment of, investment in or formation of any partnership or joint venture with an arm’s length Person; (f) relating to indebtedness for borrowed money, whether incurred, assumed or secured by any asset; (g) restricting the incurrence of indebtedness by Novadaq or any of its Subsidiaries or (including by requiring the granting of an equal and rateable Lien) the incurrence of any licenses on any properties of assets of Novadaq or any of its Subsidiaries; (h) under which Novadaq or any of its Subsidiaries is obligated to make or expects to receive payments in excess of $500,000 over the remaining term of the contract; (i) that creates an exclusive dealing arrangement (including exclusive sales, agency and distribution agreements) or right of first offer or refusal or that is a single-source supply agreement; (j) that purports to limit or restrict Novadaq or any of its affiliates in any material respect from engaging in any line of business or in any geographic area; (k) that is a collective bargaining agreement, a labour union contract or any other memorandum of understanding or other agreement with a union; (l) under which Novadaq has granted any Person registration rights (including demand and piggy-back registration rights); (m) concerning Intellectual Property other than non-customized software subject to customary “shrink-wrap” or “click-through” type contracts to which Novadaq is a party and that licenses material Intellectual Property to or from Novadaq; (n) material software used by Novadaq other than non-customized software subject to customary “shrink-wrap” or “click-through” type contracts; (o) with a Governmental Entity; (p) that imposes on Novadaq material co-promotion or collaboration obligations with respect to any product or product candidate; or (q) that is otherwise material to Novadaq;

“Novadaq Option Plan” means the Third Amended and Restated Stock Option Plan of Novadaq effective as of May 17, 2017;

“Novadaq Options” means options to purchase Novadaq Shares granted under the Novadaq Option Plan;

“Novadaq Public Documents” means all forms, reports, schedules, statements and other documents which are publicly filed by Novadaq pursuant to the Canadian Securities Laws or the U.S. Securities Laws;

“Novadaq RSUs” means restricted share units issued under the Novadaq LTIP;

“Novadaq Shareholder Approval” means the approval of the Arrangement Resolution by Novadaq Shareholders at the Shareholder Meeting in accordance with Section 2.4(b);

“Novadaq Shareholders” means the registered and/or beneficial holders of Novadaq Shares and, for the purposes of the Shareholder Meeting, the Arrangement Resolution and Novadaq Shareholder Approval, includes the Novadaq Equity Award Holders to the extent required by, and on the terms specified in, the Interim Order;

“Novadaq Shares” means the common shares in the authorized share capital of Novadaq;

“Novadaq Termination Payment” has the meaning ascribed thereto in Section 7.3(b);

“Novadaq Termination Payment Event” has the meaning ascribed thereto in Section 7.3(c);

“Open Source Software” means any software for which the original source code is made freely available and may be redistributed and modified, including software meeting the Open Source Definition of the Open Source Initiative (opensource.org) or software that is subject to the GNU General Public License (GPL), the Lesser GNU Public License (LGPL), the Apache License (ASL), any “copyleft” license or any other license, that requires as a condition of use, modification or distribution of such software that such software or other software combined or distributed with it be (a) disclosed or distributed in source code form, (b) licensed for the purpose of making derivative works, or (c) redistributable at no charge;

“Order” means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards, or decrees of any Governmental Entity (in each case, whether temporary, preliminary or permanent);

“Outside Date” means March 31, 2018, or such later date as may be agreed to in writing by the Parties; provided that any Party may, no later than 5:00 p.m. (Toronto time) on the date that is not less than five (5) Business Days immediately prior to the original Outside Date, elect to extend the Outside Date by delivering a written notice to the other Parties stating that if on the Outside Date, the conditions set forth in Section 6.1(c) (but only as it relates to any Law or Order pertaining to a Regulatory Approval) or Section 6.1(d) have not been satisfied or waived but all other conditions to effect the Arrangement set forth in Article 6 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Effective Time, which conditions shall be capable of being satisfied on such original Outside Date), then the Outside Date shall be extended by 30 days; provided, further, that (a) there shall be no more than two of such 30-day extensions and (b) a Party shall not be permitted to extend the Outside Date if the failure to satisfy the conditions set forth in Section 6.1(c) (but only as it relates to any Law or Order pertaining to a Regulatory Approval) or Section 6.1(d) is primarily the result of such Party’s failure to comply with its covenants in this Agreement.

“Parties” means Novadaq, Stryker, and Acquireco and “Party” means any one of them, as the context requires;

“Permitted Liens” means, in respect of Novadaq or any of its Subsidiaries, any one or more of the following:

(a)                                 Liens for Taxes not at the time due and payable or otherwise contested in good faith or for which adequate reserves have been established;

(b)                                 restrictions, covenants, land use contracts, rent charges, building schemes, declarations of covenants, conditions and restrictions, servicing agreements, or other registered agreements or instruments in favour of any Governmental Entity, easements, rights-of-way, servitudes, rental pool agreements or other similar rights in or with respect to real property granted to or reserved by other persons or properties, which individually or in the aggregate do not materially impair the use of or the operation of the business of such Person or the property subject thereto and provided that same have been complied with;

(c)                                  inchoate or statutory Liens or privileges imposed by Law such as contractors, subcontractors, carriers, warehousemen’s, mechanics, builder’s, workers, suppliers, and materialmen’s and others in respect of the construction, maintenance, repair or operation of real or personal property;

(d)                                 any security given to a public or private utility or other service provider or any other Governmental Entity when required by such utility or other Governmental Entity in connection with the operations of such person in the ordinary course of its business, but only to the extent relating to costs and expenses for which payment is not due;

(e)                                  any right reserved to or vested in any Governmental Entity by the terms of any permit, licence, certificate, order, grant, classification (including any zoning laws and ordinances and similar legal requirements), registration or other consent, approval or authorization acquired by such person from any Governmental Entity or by any Law, to terminate any such permit, licence, certificate, order, grant, classification, registration or other consent, approval or authorization or to require annual or other payments as a condition to the continuance thereof and which in the aggregate do not materially impair the use of or the operation of the business of such Person or the property subject thereto;

(f)                                   subdivision plans, site plans, subdivision plats, maps, surveys and similar instruments registered or recorded in the ordinary course of business which do not materially impair the use of or the operation of the business of such Person or the property subject thereto and provided the same have been complied with;

(g)                                  the reservations, exceptions, limitations, provisos and conditions, if any, expressed in any grants from the Crown or similar Governmental Entity of any owned, leased or licenced real property;

(h)                                 such other immaterial imperfections or immaterial irregularities of title or Lien that, in each case, do not materially adversely affect the use of the properties or assets subject thereto or otherwise materially adversely impair business operations of such properties;

(i)                                     purchase money liens and liens securing rental payments under capital lease arrangements;

(j)                                    Liens as listed and described in Section 1.1 of the Novadaq Disclosure Letter;

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Personal Information” means any data or information in any media that is used or reasonably capable of being used to identify an individual, browser, or device and any other data or information that constitutes personal data or personal information under any Law to which Novadaq or any of its Subsidiaries is subject, and includes, but is not limited to, an individual’s first and last name, home or other physical address, telephone number, fax number, email address or other online identifier, Social Security number or other third-party issued identifier (including state identification number, driver’s license number, or passport number), biometric data, health or medical information, credit card or other financial information (including bank account information), employment-related information, IP address and cookie information, or any other browser- or device-specific number or identifier; provided that none of the foregoing shall be considered “Personal Information” to the extent such information does not constitute personal data or personal information under applicable Laws;

“Plan of Arrangement” means the plan of arrangement of Novadaq, substantially in the form of Schedule A hereto, and any amendments or variations thereto made in accordance with this Agreement and the Plan of Arrangement or upon the direction of the Court (with the prior written consent of Novadaq and Stryker, each acting reasonably) in the Final Order;

“Pre-Acquisition Reorganization” has the meaning ascribed thereto in Section 5.8(a);

“Privacy Laws” means any Laws relating to the protection of Personal Information (including HIPAA, other federal, provincial and state private sector, health sectoral privacy and security breach notification Laws) in the United States, Canada, and any other jurisdiction, and Anti-Spam Laws;

“Proceeding” means any suit, claim, action, charge, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination or investigation commenced, brought, conducted or heard by or before, any court or other Governmental Entity;

“Processing” or “Processed” means any operation or set of operations that is performed upon data or information, whether or not by automatic means, including collection, access, acquisition, creation, derivation, recordation, organization, storage, adaptation, alteration, correction, retrieval, maintenance, consultation, use, disclosure, dissemination, transmission, transfer, making available, alignment, combination, blocking, storage, retention, deleting, erasure, or destruction;

“Proposed Agreement” has the meaning ascribed thereto in Section 5.5(f);

“Public Official” has the meaning ascribed thereto in Section 3.1(cc);

“Registrations” means Authorizations, approvals, clearances, licenses, permits, certificates or exemptions issued by any Regulatory Authority or Governmental Entity (including 510(k) or pre-market notification clearances, pre-market approvals, new drug applications, investigational device exemptions, investigational new drug applications, product recertifications, manufacturing approvals and authorizations, CE Marks, pricing and reimbursement approvals, labeling approvals, registration notifications or their foreign equivalent) that are required for the research, development, manufacture, distribution, marketing, storage, transportation, use and sale of the products of Novadaq;

“Regulatory Approvals” means the Competition Act Approval and the HSR Approval;

“Regulatory Authority” means the FDA and any other federal, state, local or foreign Governmental Entity that regulates the research, clinical investigation, marketing, distribution,

advertising, labeling, promotion, sale, use handling and control, safety, efficacy, reliability or manufacturing of medical devices, drugs, or human cells, tissues, and cellular and tissue-based products (HCT/Ps) and any Notified Body;

“Release” means any spill, leak, pumping, addition, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance into the environment or within any building, structure, facility or fixture;

“Representatives” has the meaning ascribed thereto under Section 5.5(a);

“Response Period” has the meaning ascribed thereto under Section 5.5(f)(v);

“Review Board” means any domestic or foreign institutional review board, privacy board, or ethics committee reviewing any clinical trial involving any product developed, tested, investigated, manufactured, distributed, marketed or sold by or on behalf of Novadaq or its Subsidiaries;

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder;

“Securities Authority” means the applicable securities commission or securities regulatory authority of a province or territory of Canada;

“Security Breach” means any actual, suspected, reported, or claimed (a) loss or misuse (by any means) of Personal Information; (b) unauthorized, and/or unlawful Processing, corruption, sale, or rental of Personal Information; or (c) other act or omission that has compromised the security, confidentiality, or integrity of Personal Information or the security or operation of Novadaq’s information technology systems or networks;

“Shareholder Meeting” means the special meeting of Novadaq Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Software” has the meaning ascribed thereto in Section 3.1(r)(xiv);

“SSA” has the meaning ascribed thereto in Section 3.1(ff)(ii);

“Statutory Plans” means statutory benefit plans which a Party and any of its Subsidiaries are required to participate in or comply with, including any benefit plan administered by any federal or provincial Governmental Entity and any benefit plans administered pursuant to applicable health, Tax, workplace safety insurance, and employment insurance Laws;

“Stryker Board” means the board of directors of Stryker as the same is constituted from time to time;

“Stryker Material Adverse Effect” has the meaning ascribed thereto in Section 4.1(a);

“Subsidiary” has the meaning ascribed thereto in the NI 45-106, in force as of the date of this Agreement;

“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal to acquire at least 80% of the outstanding Novadaq Shares or all or substantially all of the assets of Novadaq and its Subsidiaries on a consolidated basis made by an arm’s length third party after the date of this Agreement: (a) that did not result from or involve a breach of this Agreement or any agreement between the Person making such Acquisition Proposal and Novadaq; (b) that is not subject to any financing condition and in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to be available to the satisfaction of the Novadaq Board, acting in good faith (after receipt of advice from its financial advisors and its outside legal counsel); (c) that is not subject to a due diligence and/or access condition; (d) that is reasonably capable of being consummated without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal; and (e) in respect of which the Novadaq Board and any relevant committee thereof determines in good faith, after consultation with its outside financial and legal advisors, and after taking into account all the terms and conditions of such Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the party making such Acquisition Proposal, would, if consummated in accordance with its terms (but without assuming away the risk of non-completion), result in a transaction that is more favourable, from a financial point of view, to Novadaq Shareholders, than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by Stryker pursuant to Section 5.5(g));

“Superior Proposal Notice” has the meaning ascribed thereto in Section 5.5(f)(iii);

“Tax” or “Taxes” means any taxes, duties, fees, premiums, assessments, imposts, levies and other like charges imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, windfall, royalty, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and Canada, Québec and other pension plan premiums or contributions imposed by any Governmental Entity;

“Tax Act” means the Income Tax Act (Canada);

“Tax Returns” means returns, reports, declarations, elections, designations, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required by a Governmental Entity to be made, prepared or filed by Law in respect of Taxes;

“Terminating Party” has the meaning ascribed thereto in Section 7.2(b);

“Termination Notice” has the meaning ascribed thereto in Section 7.2(b);

“Third Party Beneficiaries” has the meaning ascribed thereto in Section 8.9;

“Trade Control Laws” has the meaning ascribed thereto in Section 3.1(gg)(i);

“TSX” means the Toronto Stock Exchange;

“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended;

“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended;

“U.S. Securities Laws” means the U.S. Securities Act and all other applicable U.S. federal securities laws;

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“Voting Debt” has the meaning ascribed thereto in Section 3.1(i)(ii); and

“WARN Act” has the mean ascribed thereto in Section 5.1(h).

1.2                               Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3                               Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender shall include all genders.

1.4                               Computation of Time

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5                               Time References

In this Agreement, unless otherwise expressly provided or unless the contrary intention appears, references to time are to local time in Toronto, Ontario.

1.6                               Currency

Unless otherwise stated, all references in this Agreement to (a) sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars and (b) US$ are to United States dollars.

1.7                               Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of Novadaq shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature in respect of Novadaq required to be made shall be made in accordance with IFRS consistently applied.

1.8                               Knowledge

(a)                                 In this Agreement, references to “the knowledge of Novadaq” means the actual knowledge of Rick Mangat, Roger Deck, Derrick Guo and Lori Swalm, and is deemed to include the knowledge that each would have after due and diligent inquiry.

(b)                                 In this Agreement, references to “the knowledge of Stryker” means the actual knowledge of Michael D. Hutchinson and Michael Cartier, and is deemed to include the knowledge that each would have after due and diligent inquiry.

1.9                               Statutes

In this Agreement, any reference to a statute refers to such statute and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

1.10                        Capitalized Terms

Unless otherwise expressly provided therein, all capitalized terms used in any Schedule or in the Novadaq Disclosure Letter have the meanings ascribed to them in this Agreement.

1.11                        Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A                                   -                                            Form of Plan of Arrangement

Schedule B                                   -                                            Form of Arrangement Resolution

1.12                        Novadaq Disclosure Letter

The Novadaq Disclosure Letter itself and all information contained in it is Confidential Information and subject to the terms and conditions of the Confidentiality Agreement.

ARTICLE 2
THE ARRANGEMENT

2.1                               Arrangement

Novadaq and Stryker agree that the Arrangement will be implemented in accordance with the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

2.2                               Stryker Approval

Stryker represents and warrants to Novadaq that the Stryker Board has unanimously determined that the Arrangement and entry into this Agreement are in the best interests of Stryker.

2.3                               Novadaq Approval

Novadaq represents and warrants to Stryker that:

(a)                                 the Novadaq Board has unanimously determined that:

(i)                                     the Arrangement is fair to Novadaq Shareholders;

(ii)                                  it will recommend that Novadaq Shareholders vote in favour of the Arrangement Resolution; and

(iii)                               the Arrangement and entry into this Agreement are in the best interests of Novadaq; and

(b)                                 the Novadaq Board has received oral opinions from the Financial Advisors, which opinions shall each be memorialized in the written Fairness Opinions (copies of which Novadaq shall deliver to Stryker, for informational purposes only, as promptly as practicable once received by Novadaq following execution of this Agreement), that the aggregate Consideration to be received by Novadaq Shareholders pursuant to the Arrangement is fair from a financial point of view to Novadaq Shareholders.

2.4                               Interim Order

As soon as reasonably practicable following the execution of this Agreement, but in any event no later than July 7, 2017, Novadaq shall apply to the Court in a manner acceptable to Stryker, acting reasonably, pursuant to Section 192 of the CBCA and prepare, file and diligently pursue an application to the Court for the Interim Order, which shall provide, among other things:

(a)                                 for the classes of Persons to whom notice is to be provided in respect of the Arrangement and the Shareholder Meeting and for the manner in which such notice is to be provided;

(b)                                 that the requisite approval for the Arrangement Resolution shall be: (i) 66 2/3% of the votes cast on the Arrangement Resolution by Novadaq Shareholders present in person or represented by proxy at the Shareholder Meeting; and (ii) if, and to the extent, required, a simple majority of the votes cast by Novadaq Shareholders present in person or represented by proxy at the Shareholder Meeting excluding the votes cast by Novadaq Shareholders that are required to be excluded pursuant to MI 61-101 for purposes of the Arrangement;

(c)                                  that the Shareholder Meeting may be adjourned or postponed from time to time by the Novadaq Board subject to the terms of this Agreement without the need for additional approval of the Court;

(d)                                 that, in all other respects, other than as ordered by the Court, the terms, conditions and restrictions of the constating documents of Novadaq, including quorum requirements and other matters, shall apply in respect of the Shareholder Meeting;

(e)                                  for the grant of the Dissent Rights to registered holders of Novadaq Shares as set forth in the Plan of Arrangement;

(f)                                   for the notice requirements with respect to the presentation of the application to the Court for the Final Order; and

(g)                                  for such other matters as Stryker or Novadaq may reasonably require, subject to obtaining the prior consent of the other Party, such consent not to be unreasonably withheld or delayed.

2.5                               Shareholder Meeting

Subject to the terms of this Agreement and (except in respect of Section 2.5(b)) receipt of the Interim Order, Novadaq shall:

(a)                                 convene and conduct the Shareholder Meeting in accordance with its constating documents, the Interim Order and applicable Laws, as soon as reasonably practicable, and in any event on or before August 8, 2017;

(b)                                 in consultation with Stryker, fix and publish a record date for the purposes of determining Novadaq Shareholders entitled to receive notice of and vote at the Shareholder Meeting and give notice to Stryker of the Shareholder Meeting;

(c)                                  allow Stryker’s representatives and legal counsel to attend the Shareholder Meeting;

(d)                                 not adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the Shareholder Meeting without Stryker’s prior written consent, except:

(i)                                     as required for quorum purposes (in which case the meeting shall be adjourned and not cancelled), by Law or by a Governmental Entity or by valid Novadaq Shareholder action (which action is not solicited or proposed by Novadaq or the Novadaq Board and subject to compliance by Novadaq with Section 5.2(c)); or

(ii)                                  as otherwise expressly permitted under this Agreement;

(e)                                  unless the Novadaq Board has made a Novadaq Change in Recommendation in accordance with the applicable provisions of this Agreement, use commercially reasonable efforts to solicit proxies in favour of the Arrangement Resolution, including, if so requested by Stryker and at the expense of Stryker, using the services of dealers and proxy solicitation firms to solicit proxies in favour of the approval of the Arrangement Resolution;

(f)                                   provide Stryker with copies of or access to information regarding the Shareholder Meeting generated by any dealer or proxy solicitation services firm engaged by Novadaq, as requested from time to time by Stryker;

(g)                                  promptly advise Stryker as frequently as Stryker may reasonably request, and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Shareholder Meeting, as to the aggregate tally of the proxies received by Novadaq in respect of the Arrangement Resolution;

(h)                                 promptly advise Stryker of any written communication from any Novadaq Shareholder in opposition to the Arrangement, written notice of dissent or purported exercise by any Novadaq Shareholder of Dissent Rights received by Novadaq in relation to the Arrangement and any withdrawal of Dissent Rights received by Novadaq and any written communications sent by or on behalf of Novadaq to any Novadaq Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement;

(i)                                     not make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to Dissent Rights without the prior written consent of Stryker;

(j)                                    not change the record date for the Novadaq Shareholders entitled to vote at the Shareholder Meeting in connection with any adjournment or postponement of the Shareholder Meeting unless required by Law; and

(k)                                 at the reasonable request of Stryker from time to time, promptly provide Stryker with a list (in both written and electronic form) of: (i) the registered Novadaq Shareholders, together with their addresses and respective holdings of Novadaq Shares; (ii) the names and addresses (to the extent in Novadaq’s possession or otherwise reasonably obtainable by Novadaq) and holdings of all Persons having rights issued by Novadaq to acquire Novadaq Shares (including Novadaq Equity Award Holders); and (iii) participants in book-based systems and non-objecting beneficial owners of Novadaq Shares, together with their addresses and respective holdings of Novadaq Shares. Novadaq shall from time to time require that its registrar and transfer agent furnish Stryker with such additional information, including updated or additional lists of Novadaq Shareholders and lists of holdings and other assistance as Stryker may reasonably request.

2.6                               Novadaq Circular

(a)                                 Subject to Stryker’s compliance with Section 2.6(d), Novadaq shall (i) as promptly as reasonably practicable following execution of this Agreement, prepare the Novadaq Circular together with any other documents required by applicable Laws in connection with the Shareholder Meeting and (ii) as promptly as reasonably practicable after obtaining the Interim Order, file the Novadaq Circular in all jurisdictions where the same is required to be filed and mail the Novadaq Circular to each Novadaq Shareholder and any other Person as required under applicable Laws and by the Interim Order, in each case, using commercially reasonable efforts so as to permit the Shareholder Meeting to be held by the date specified in Section 2.5(a).

(b)                                 On the date of mailing thereof, Novadaq shall ensure that the Novadaq Circular complies in all material respects with all applicable Laws and the Interim Order and shall contain sufficient detail to permit Novadaq Shareholders to form a reasoned judgment concerning the matters to be placed before them at the Shareholder Meeting, and, without limiting the generality of the foregoing, shall ensure that the Novadaq Circular will not contain any misrepresentation (except that Novadaq shall not be responsible for any information included in the Novadaq Circular relating to Stryker and its affiliates that was provided by Stryker expressly for inclusion in the Novadaq Circular pursuant to Section 2.6(d)).

(c)                                  The Novadaq Circular shall: (i) include a copy of the Fairness Opinions as well as a summary of the methodology, information and analysis underlying each Fairness Opinion; (ii) state that the Novadaq Board has received the Fairness Opinions, and has unanimously determined, after receiving legal and financial advice, that the Arrangement is fair, from a financial point of view, to Novadaq Shareholders and that the Arrangement and entry into this Agreement are in the best interests of Novadaq; and (iii) contain the unanimous recommendation of the Novadaq Board to Novadaq Shareholders that they vote in favour of the Arrangement Resolution (the “Novadaq Board Recommendation”).

(d)                                 Stryker shall provide Novadaq, on a timely basis, with all information regarding Stryker and its affiliates as required by applicable Laws for inclusion in the Novadaq Circular or in any amendments or supplements to such Novadaq Circular. Stryker shall ensure that such information does not include any misrepresentation concerning Stryker or its affiliates. Stryker and Novadaq shall also use their commercially reasonable efforts to obtain any necessary consents from any of their respective auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Novadaq Circular and to the identification in the Novadaq Circular of each such advisor.

(e)                                  Stryker and its legal counsel shall be given a reasonable opportunity to review and comment on drafts of the Novadaq Circular and related documents prior to the Novadaq Circular being printed and filed with any Governmental Entity, and reasonable consideration shall be given to any comments made by Stryker and its legal counsel, provided that all information relating solely to Stryker and its affiliates included in the Novadaq Circular shall be in form and content approved in writing by Stryker, acting reasonably. Novadaq shall provide Stryker with final copies of the Novadaq Circular prior to the mailing to Novadaq Shareholders.

(f)                                   Stryker shall indemnify and save harmless Novadaq and its Representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which Novadaq or any of its Representatives may be subject or which Novadaq or any of its Representatives may suffer as a result of, or arising from, any misrepresentation contained in any information included in the Novadaq

Circular that was furnished by Stryker, its affiliates and their respective Representatives acting on their behalf, in writing, for inclusion in the Novadaq Circular.

(g)                                  Novadaq and Stryker shall each promptly notify the other if at any time before the Effective Date either becomes aware that the Novadaq Circular contains a misrepresentation, or otherwise requires an amendment or supplement and the Parties shall co-operate in the preparation of any amendment or supplement to the Novadaq Circular as required or appropriate, and Novadaq shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Novadaq Circular to Novadaq Shareholders and, if required by the Court or applicable Laws, file the same with any Governmental Entity and as otherwise required.

2.7                               Final Order

If: (a) the Interim Order is obtained; and (b) the Arrangement Resolution is passed at the Shareholder Meeting by Novadaq Shareholders as provided for in the Interim Order and as required by applicable Law, subject to the terms of this Agreement, Novadaq shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 192 of the CBCA as soon as reasonably practicable, but in any event not later than three (3) Business Days after the Novadaq Shareholder Approval is obtained.

2.8                               Court Proceedings

Subject to the terms of this Agreement, Stryker shall cooperate with and assist Novadaq in seeking the Interim Order and the Final Order, including by providing to Novadaq, on a timely basis, any information reasonably required to be supplied by Stryker in connection therewith. Novadaq shall provide Stryker’s legal counsel with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. Subject to applicable Law, Novadaq shall not file any material with the Court in connection with the Arrangement or serve any such material, and shall not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.8 or with Stryker’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that, nothing herein shall require Stryker to agree or consent to any increase in or variation in the form of Consideration or other modification or amendment to such filed or served materials that expands or increases Stryker’s obligations, or diminishes or limits Stryker’s rights, set forth in any such filed or served materials or under this Agreement or the Arrangement. Novadaq shall also provide to Stryker’s legal counsel on a timely basis, copies of any notice of appearance, evidence or other Court documents served on Novadaq in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether written or oral, received by Novadaq indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. Novadaq shall ensure that all materials filed with the Court in connection with the Arrangement are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, Novadaq shall not object to Stryker’s legal counsel making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate; provided that Novadaq is advised of the nature of any submissions with reasonably sufficient time prior to the hearing and agrees with them, acting reasonably, and such submissions are consistent in all material respects with this Agreement and the Plan of Arrangement. Novadaq shall also oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement, and, if at any time after the issuance of the Final Order and prior to the Effective Date, Novadaq is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, Stryker.

2.9                               Arrangement and Effective Date

(a)                                 The Arrangement shall become effective at the Effective Time on the Effective Date. Upon issuance of the Final Order and subject to the satisfaction or waiver of the conditions precedent in Article 6, each of Stryker, Acquireco and Novadaq shall execute and deliver such closing documents and instruments and on the fifth Business Day following satisfaction or waiver of such conditions precedent (excluding conditions that, by their terms, cannot be satisfied until the Effective Time) shall proceed to file the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement with the Director pursuant to Section 192 of the CBCA, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out therein without any further act or formality.

(b)                                 The closing of the Arrangement will take place at the offices of Osler, Hoskin & Harcourt LLP, 1 First Canadian Place, 63rd Floor, Toronto, Ontario M5X 1B8 at 10:00 a.m. (Eastern time) on the Effective Date, or at such other time and place as may be agreed to by the Parties.

2.10                        Payment of Consideration

Stryker or Acquireco will, following receipt by Novadaq of the Final Order and not later than the Business Day prior to the Effective Time, deposit in escrow with the Depositary (the terms and conditions of such escrow to be satisfactory to the Parties, acting reasonably) sufficient funds to satisfy the aggregate Consideration payable to Novadaq Shareholders pursuant to the Plan of Arrangement.

2.11                        Announcement and Shareholder Communications

Stryker and Novadaq shall mutually agree on the form of initial press release to be issued by each of them with respect to this Agreement as soon as practicable after its due execution. Except as required by Law, Stryker and Novadaq agree to cooperate in the preparation of presentations, if any, to Novadaq Shareholders regarding the transactions contemplated by this Agreement. Prior to the Effective Time, each Party shall: (a) not issue any press release or otherwise make public statements with respect to this Agreement or the Arrangement without the consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed; and (b) not make any filing with any Governmental Entity with respect to this Agreement or the Arrangement without the consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed. Each Party shall enable the other Party to review and comment on all such press releases prior to the release thereof, shall enable the other Party to review and comment on such filings prior to the filing thereof (other than with respect to confidential information contained in such filing) and shall consider to incorporate the comments of the other Party in good faith; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing in accordance with applicable Laws, including Canadian Securities Laws and U.S. Securities Laws, and if such disclosure or filing is required and the other Party has not reviewed or commented on the disclosure or filing, the Party making such disclosure or filing shall use commercially reasonable efforts to give prior oral or written notice to the other Party, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing. For the avoidance of doubt, the foregoing shall not prevent any Party from making internal announcements to employees and having discussions with shareholders and financial analysts and other stakeholders so long as such statements and announcements to the extent relating to this Agreement or the Arrangement, are limited in content to that contained in the most recent press releases, public disclosures or public statements made by the Parties with respect to this Agreement or the Arrangement. Notwithstanding the foregoing, the provisions of this Section 2.11 related to the approval or contents of filings with Governmental Entities will not apply with respect to filings in connection with the Regulatory Approvals, the Novadaq Circular, the Interim Order or the Final Order which are governed by other Sections of this Agreement.

2.12                        Withholding Taxes

Stryker, Novadaq, Acquireco and the Depositary, as applicable, shall be entitled to deduct and withhold, or to direct any Person to deduct and withhold on their behalf, from any consideration or other amounts otherwise payable or otherwise deliverable to any Novadaq Shareholders (including in their capacity as former Novadaq Equity Award Holders) or any other Person under the Plan of Arrangement or this Agreement such amounts as Stryker, Novadaq, Acquireco or the Depositary, as applicable, reasonably determines are required to be deducted or withheld from such consideration or other amount payable under any provision of any Law in respect of Taxes. Any such amounts will be deducted and withheld from the consideration or such other amount payable pursuant to the Plan of Arrangement or this Agreement, remitted to the relevant Governmental Entity, and treated for all purposes under this Agreement as having been paid to Novadaq Shareholders (including in their capacity as former Novadaq Equity Award Holders) or any other Person in respect of which such deduction, withholding and remittance was made.

2.13                        Guarantee of Stryker

Stryker hereby (a) unconditionally and irrevocably guarantees in favour of Novadaq the due and punctual performance by Acquireco of each and every of Acquireco’s covenants, obligations and undertakings hereunder, including the due and punctual payment of the aggregate Consideration pursuant to the Arrangement, which guarantee will remain in force until all such covenants, obligations and undertakings have been satisfied in full; and (b) agrees to be jointly and severally liable with Acquireco for the truth, accuracy and completeness of all of Acquireco’s representations and warranties hereunder. Stryker hereby agrees that its guarantee is continuing in nature and full and unconditional, and no release or extinguishments of Acquireco’s liabilities (other than in accordance with the terms of this Agreement), whether by decree in any bankruptcy proceeding or otherwise, will affect the continuing validity and enforceability of Stryker’s guarantee. Stryker hereby agrees that Novadaq shall not have to proceed first against Acquireco in respect of any such matter before exercising its rights under this guarantee against Stryker and Stryker agrees to be jointly and severally liable with Acquireco for all guaranteed obligations as if it were the principal obligor of such obligations. Stryker acknowledges that Novadaq is relying on this Section 2.13 in entering into this Agreement.

2.14                        Adjustments to Consideration

If, on or after the date of this Agreement, Novadaq sets a record date, or otherwise declares, sets aside or pays any dividend, then: (a) to the extent that the amount of such dividends or distributions per Novadaq Share does not exceed the Consideration, the Consideration shall be reduced by the per Novadaq Share amount of such dividends or distributions and (b) to the extent that the amount of such dividends or distributions per Novadaq Share exceeds the Consideration, the Consideration shall be reduced to zero and such excess amount shall be placed in escrow for the account of Acquireco or another Person designated by Acquireco or Stryker.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF NOVADAQ

3.1                               Representations and Warranties

Except as set forth in (i) the Novadaq Disclosure Letter (which disclosure shall apply against any representations or warranties to which it is reasonably apparent it should relate) or (ii) the Novadaq Public Documents filed since January 1, 2017 (excluding any disclosures set forth in any “risk factor” section or market risk section, in any “forward-looking statements” or any other general statements regarding risks or uncertainties that are similarly predictive or forward-looking in nature) (and provided that the representations and warranties contained in Section 3.1(a) [Organization], Section 3.1(b) [Authorization; Validity of Agreement; Company Action], Section 3.1(e) [Consents and Approvals; No Violations], Section 3.1(g) [Compliance with Laws and Constating Documents], Section 3.1(i) [Capitalization; Listing], Section 3.1(hh) [Brokers; Expenses] and Section 3.1(ii) [No “Collateral Benefit”] shall only be qualified by reference to the corresponding disclosures set forth in the Novadaq Disclosure Letter), Novadaq hereby represents and warrants to Stryker and Acquireco the representations and warranties set forth in this Section 3.1 as of the date hereof and as of the Effective Date and acknowledges that Stryker and Acquireco are relying upon such representations and warranties in connection with the entering into of this Agreement and the carrying out of the transactions contemplated herein:

(a)                                 Organization.

(i)                                     Novadaq is duly continued and validly existing under the CBCA and has full corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Novadaq is duly qualified or licensed to do business as a foreign corporation and in good standing in each jurisdiction where such qualification or licensing is necessary, except where the failure to be so qualified or licensed or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Novadaq Material Adverse Effect.

(ii)                                  Novadaq has heretofore delivered to Stryker complete and correct copies of the Articles of Amendment and Bylaws of Novadaq as presently in effect. Novadaq has made available to Stryker true, complete and correct copies of the minutes of, and resolutions approved and adopted at, all meetings of the Novadaq Board, held since January 1, 2015, for which minutes or resolutions have been prepared. Novadaq is not (A) in violation of any of the provisions of its Articles of Amendment, (B) as it relates to any action taken in connection with this Agreement, in violation of any of the provisions of its Bylaws and (C) otherwise, in material violation of any of the provisions of its Bylaws.

(b)                                 Authorization; Validity of Agreement; Company Action. Novadaq has all necessary corporate power and authority to execute and deliver this Agreement and the agreements and other documents to be entered into by it hereunder, to perform its obligations hereunder and thereunder and, subject to obtaining the Novadaq Shareholder Approval in the manner required by the Interim Order and approval of the Court, to consummate the transactions contemplated hereunder and thereunder. The execution, delivery and performance by Novadaq of this Agreement, the Arrangement and the agreements and other documents to be entered into by it hereunder and the consummation by Novadaq of the transactions contemplated hereunder and thereunder, have been duly and validly authorized by the Novadaq Board, and no other corporate proceeding on the part of Novadaq is necessary to authorize the execution, delivery and performance by Novadaq of this Agreement and the agreements and other documents to be entered into by it hereunder or the consummation of the Arrangement, other than obtaining the approval by the Novadaq Board of the Novadaq Circular and the Novadaq Shareholder Approval in the manner required by the Interim Order and approval by the Court. This Agreement has been duly and validly executed and delivered by Novadaq and, assuming due and valid authorization, execution and delivery of this Agreement by Stryker and Acquireco, is a valid and binding obligation of Novadaq enforceable against Novadaq in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)                                  Board Approvals. The Novadaq Board, at a meeting duly called and held, has unanimously (i) determined that this Agreement, the Arrangement and the other transactions contemplated by this Agreement are advisable, fair to and in the best interests of Novadaq and the Novadaq Shareholders; (ii) approved this Agreement, the Arrangement and the other transactions contemplated by this Agreement in all respects; (iii) made the Novadaq Board Recommendation; and (iv) directed that the approval of the adoption of this Agreement be submitted for the consideration of the Novadaq Shareholders at the Shareholder Meeting. As of the date hereof, none of the aforesaid actions by the Novadaq Board has been amended, rescinded or modified.

(d)                                 Required Vote. The Novadaq Shareholder Approval is the only vote or consent of holders of Novadaq Shares necessary to authorize this Agreement or to consummate the Arrangement and the other transactions contemplated by this Agreement.

(e)                                  Consents and Approvals; No Violations. The execution and delivery by Novadaq of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(i)                                     violate, conflict with or result in a breach of:

(A)                               any provision of the articles, by-laws or other constating documents of Novadaq or any of its Subsidiaries;

(B)                               any Contract or Authorization to which Novadaq or any of its Subsidiaries is a party or by which Novadaq or any of its Subsidiaries is bound, except as would not, individually or in the aggregate, have or reasonably be expected to have a Novadaq Material Adverse Effect; or

(C)                               any Law to which Novadaq or any of its Subsidiaries is subject or by which Novadaq or any of its Subsidiaries is bound, subject to receipt of the Regulatory Approvals and except as would not, individually or in the aggregate, have or reasonably be expected to have a Novadaq Material Adverse Effect;

(ii)                                  other than the Novadaq Material Contracts listed in Section 3.3(e)(ii) of the Novadaq Disclosure Letter, give rise to any right of termination, allow any Person to exercise any rights, or cause or permit the termination, cancellation, acceleration or other change of any material right or material obligation or the loss of any benefit to which Novadaq is entitled, under any Novadaq Material Contract or Authorization to which Novadaq or any of its Subsidiaries is a party, except as would not, individually or in the aggregate, have or reasonably be expected to have a Novadaq Material Adverse Effect; or

(iii)                               other than the Novadaq Material Contracts listed in Section 3.3(e)(iii) of the Novadaq Disclosure Letter, give rise to any rights of first refusal or rights of first offer, trigger any change of control provision or any restriction or limitation, or require any consent or other action by any Person under, any Novadaq Material Contract or Authorization, or result in the imposition of any Lien upon any of Novadaq’s assets or the assets of any of its Subsidiaries, except as would not, individually or in the aggregate, have or reasonably be expected to have a Novadaq Material Adverse Effect.

Other than the Regulatory Approvals, compliance with applicable Laws, with stock exchange rules and policies, the Interim Order, the Final Order and the filing of the Certificate of Arrangement and the Articles of Arrangement, no Authorization of, or other action by or in respect of, or filing, recording, registering or publication with, any Governmental Entity is necessary on the part of Novadaq or any of its Subsidiaries for the consummation by Novadaq of its obligations in connection with the Arrangement under this Agreement or for the completion of the Arrangement, except for such Authorizations, actions and filings as to which the failure to obtain or make would not, individually or in the aggregate, result in a Novadaq Material Adverse Effect.

(f)                                   Subsidiaries.

(i)                                     All of Novadaq’s Subsidiaries or interests (whether registered or beneficial) in any Person are set forth in Section 3.1(f)(i) of the Novadaq Disclosure Letter. The following information with respect to each Subsidiary of Novadaq is accurately set out in Section 3.1(f)(i) the Novadaq Disclosure Letter: (i) its name; (ii) the number, type and principal amount, as applicable, of its outstanding equity securities or other equity interests and a list of registered holders of capital stock or other equity interests; and (iii) its jurisdiction of incorporation, organization or formation. Novadaq does not otherwise own, directly or indirectly, any capital stock or other equity securities of any Person or have any direct or indirect equity or ownership interest in any business.

(ii)                                  Each Subsidiary of Novadaq that is a limited partnership has been duly created and is validly existing under the laws of its jurisdiction of formation and, except where it has not had and would not, individually or in the aggregate, be reasonably expected to have a Novadaq Material Adverse Effect, each such limited partnership’s general partner has the corporate power and authority, in its capacity as general partner of the limited partnership, to own its assets and conduct its business as now being owned and conducted by it, for and on behalf of the limited partnership.

(iii)                               Each Subsidiary of Novadaq that is a corporation is duly incorporated and is validly existing under the Laws of its jurisdiction of incorporation and, except where it has not had and would not, individually or in the aggregate, be reasonably expected to have a Novadaq Material Adverse Effect, has the corporate power and authority to own its assets and conduct its business as now owned and conducted.  Each Subsidiary of Novadaq that is a limited liability company is duly organized and is validly existing under the Laws of its jurisdiction of organization and, except where it has not had and would not, individually or in the aggregate, be reasonably expected to have a Novadaq Material Adverse Effect, has the limited liability company power and authority to own its assets and conduct its business as now owned and conducted. Each Subsidiary of Novadaq is duly qualified to carry on business in each jurisdiction in which its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities make such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, have a Novadaq Material Adverse Effect.

(iv)                              Novadaq is, directly or indirectly, the registered and beneficial owner of all of the issued and outstanding securities of each Novadaq Subsidiary, free and clear of all Liens (other than Permitted Liens), and all such securities have been duly and validly authorized and issued, are fully paid, and if the Subsidiary is a corporation, are non-assessable. No such securities have been have been issued in violation of any Law or pre-emptive or similar rights.

(v)                                 True and complete copies of the constating documents of each of Novadaq’s Subsidiaries have been disclosed in the Data Room, and no action has been taken to amend or supersede such documents.

(g)                                  Compliance with Laws and Constating Documents.

(i)                                     Except as would not, individually or in the aggregate, have had or reasonably be expected to have a Novadaq Material Adverse Effect, Novadaq and its Subsidiaries have complied with all applicable Laws. No notice, charge, claim or action has been received by Novadaq or any of its Subsidiaries or has been filed, commenced or, to the knowledge of Novadaq, brought, initiated or threatened against Novadaq or any of its Subsidiaries alleging any violation of any such Laws;

(ii)                                  Other than non-compliance or violations which, individually or in the aggregate, have had or would reasonably be expected to have a Novadaq Material Adverse Effect, none of Novadaq or any of its Subsidiaries is in conflict with, or in default under or in violation of its articles or by-laws or equivalent organizational documents.

(h)                                 Authorizations. Except as it has not had and would not, individually or in the aggregate, have a Novadaq Material Adverse Effect, Novadaq and its Subsidiaries have obtained all Authorizations necessary for the ownership, operation and use of the assets of Novadaq and its Subsidiaries or otherwise in connection with carrying on the business and operations of Novadaq and its Subsidiaries in compliance in all respects with all applicable Laws. Except as would not, individually or in the aggregate, have or reasonably be expected to have a Novadaq Material Adverse Effect, (i) such Authorizations are in full force and effect in accordance with their terms; (ii) Novadaq and its Subsidiaries, since January 1, 2014, have fully complied with and are in compliance with all Authorizations; (iii) there is no action, investigation or proceeding pending or, to the knowledge of Novadaq, threatened, regarding any Authorization; and (iv) none of Novadaq or any of its Subsidiaries or, to the knowledge of Novadaq, any of their respective officers or directors has received any notice, whether written or oral, of revocation or non-renewal or material amendments of any such Authorizations, or of any intention of any Person to revoke or refuse to renew or to materially amend any of such Authorizations and all such Authorizations continue to be effective in order for Novadaq and its Subsidiaries to continue to conduct their respective businesses as they are currently being conducted. To the knowledge of Novadaq, no Person other than Novadaq or a Subsidiary thereof owns or has any proprietary, financial or other interest (direct or indirect) in any such Authorizations, except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to Novadaq and its Subsidiaries, taken as a whole.

(i)                                     Capitalization; Listing.

(i)                                     The authorized share capital of Novadaq consists of an unlimited number of Novadaq Shares and an unlimited number of preferred shares. As of the close of business on the Business Day prior to the date of this Agreement, there were (A) 57,805,954 Novadaq Shares validly issued and outstanding as fully-paid and non-assessable shares of Novadaq; (B) no preferred shares issued or outstanding; (C) 3,964,394 outstanding Novadaq Options providing for the issuance of up to 3,964,394 Novadaq Shares upon the exercise thereof and 700,414 notional Novadaq Options; (D) Novadaq RSUs that will result in the issuance of up to 182,428 Novadaq Shares upon the vesting thereof in accordance with the Novadaq LTIP and 334,142 notional Novadaq RSUs; and (E) Novadaq DSUs that will result in the issuance of up to 62,800 Novadaq Shares upon vesting in accordance with the Novadaq LTIP and 105,854 notional Novadaq DSUs. All outstanding Novadaq Shares have been, and all Novadaq Shares issuable upon the exercise or vesting of rights under the Novadaq Options, the Novadaq RSUs and the Novadaq DSUs in accordance with their terms have been duly authorized in accordance with the respective terms thereof, validly issued, fully paid and nonassessable.

(ii)                                  There is no indebtedness having general voting rights (or convertible into securities having such rights) (“Voting Debt”) of Novadaq or any of its Subsidiaries issued and outstanding.

(iii)                               Except for the Novadaq Options, Novadaq RSUs and Novadaq DSUs referred to in Section 3.1(i)(i) and other than as disclosed in Section 3.1(i)(iii) of the Novadaq Disclosure Letter, (1) there are no existing options, warrants, calls, pre-emptive rights, subscriptions or other rights, restricted share awards, restricted share unit awards, agreements, arrangements, understandings or commitments of any kind relating to the issued or unissued capital stock of, or other equity interests in, Novadaq or any of its Subsidiaries obligating Novadaq or such Subsidiary to issue, transfer, register or sell or cause to be issued, transferred, registered or sold any shares of capital stock or Voting Debt of, or other equity interest in, Novadaq or such Subsidiary or securities convertible into or exchangeable for such shares or equity interests or other securities, or obligating Novadaq or such Subsidiary to grant, extend or enter into any such option, warrant, call, subscription or other right, restricted share award, restricted stock share award, agreement, arrangement, understanding or commitment; (2) there are no outstanding agreements, arrangements, understandings or commitments of Novadaq or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Novadaq Shares or such Subsidiary or qualify securities for public distribution in Canada or elsewhere, or with respect to the voting or disposition of any securities of Novadaq or any of its Subsidiaries; (3) there are no outstanding agreements or binding commitments of Novadaq or any of its Subsidiaries requiring it to provide any amount of funds or to make any investment (in the form of a loan, capital contribution or otherwise) in any Person; and (4) there are no outstanding or authorized share appreciation, phantom share, restricted share units, performance-based awards, profit participation or other similar rights with respect to Novadaq or any of its Subsidiaries.

(iv)                              Section 3.1(i)(iv) of the Novadaq Disclosure Letter sets forth, with respect to each Novadaq Option outstanding as of the close of business on the Business Day prior to the date of this Agreement, (A) the holder of each Novadaq Option; (B) the number of Novadaq Shares issuable therefor or the number of notional Novadaq Shares in respect thereof, as the case may be; (C) the purchase price payable therefor upon the exercise of each such Novadaq Option; and (D) the date on which such Novadaq Option was granted. All of the Novadaq Options have been granted solely to employees, consultants (who are individuals) or directors of Novadaq or its Subsidiaries. The exercise price of each Novadaq Option is not (and is not deemed to be) less than the fair market value of a Novadaq Share as of the date of grant of such Novadaq Option. All grants of Novadaq Options were validly issued and properly approved by the Novadaq Board (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Laws. Section 3.1(i)(iv) of the Novadaq Disclosure Letter

sets forth, with respect to each Novadaq RSU, notional Novadaq RSU, Novadaq DSU and notional Novadaq DSU, in each case outstanding as of the date of this Agreement, (A) the holder of each such award; (B) the number of Novadaq Shares or notional Novadaq Shares, as the case may be, subject to the award; (C) the date on which such Novadaq RSU or Novadaq DSU was granted; and (D) the expiry date of the Novadaq RSUs. As of the close of business on the Business Day prior to the date of this Agreement, no Novadaq Options, Novadaq RSU, Novadaq DSU or any other equity or equity-based awards were granted and are outstanding other than those granted under the Novadaq Employee Share Plan and set forth on Sections 3.1(i)(i) and 3.1(i)(iv) of the Novadaq Disclosure Letter. Novadaq has provided to Stryker all forms of option award agreements and all forms of restricted shares and deferred share award agreements governing Novadaq Options, Novadaq RSUs and Novadaq DSUs.

(v)                                 The Novadaq Employee Share Plans and the issuance of Novadaq Shares under such plans (including all outstanding Novadaq Options, Novadaq RSUs and Novadaq DSUs) have been recorded on Novadaq’s financial statements in accordance with IFRS, and no such grants involved any “back dating,” “forward dating,” “spring loading” or similar practices.

(vi)                              There are no shareholder agreements, voting trusts or other agreements or understandings to which Novadaq or any of its Subsidiaries is a party relating to the voting or disposition of any shares of Novadaq or any of its Subsidiaries.

(vii)                           All dividends or distributions on securities of Novadaq or any of its Subsidiaries that have been declared or authorized have been paid in full.

(viii)                        From the close of business on the Business Day prior to the date of this Agreement to the time of execution this Agreement, (A) Novadaq has not issued any Novadaq Shares except (i) upon the exercise of Novadaq Options and the settlement of Novadaq RSUs or Novadaq DSUs outstanding as of the close of business on the Business Day prior to the date of this Agreement and (ii) pursuant to issuances under the Novadaq Employee Share Purchase Plan with respect to the offering period that was in progress on the date of this Agreement; and (B) Novadaq has not granted any Novadaq Options, Novadaq RSUs, Novadaq DSUs or any other awards under any Novadaq Employee Share Plan.

(j)                                    Reporting Issuer Status and Stock Exchange Compliance.

(i)                                     As of the date hereof, Novadaq is a reporting issuer not in default (or the equivalent) under Canadian Securities Laws in each of the provinces and territories of Canada. There is no Order delisting, suspending or cease trading any securities of Novadaq. The Novadaq Shares are listed and posted for trading on the TSX and NASDAQ, and are not listed on any market other than TSX and NASDAQ, and Novadaq is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSX and NASDAQ.

(ii)                                  Novadaq has not taken any action to cease to be a reporting issuer in any jurisdiction (including the United States), province or territory nor has Novadaq received notification from the Ontario Securities Commission or the U.S. Securities and Exchange Commission or any other applicable securities commissions or securities regulatory authority of a province or territory of Canada or state of the United States, in each case seeking to revoke Novadaq’s reporting issuer status. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of Novadaq is pending, in effect, has been threatened, or is expected to be implemented or undertaken, and Novadaq is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction.

(k)                                 U.S. Securities Law Matters.

(i)                                     Novadaq is not an investment company registered or required to be registered under the U.S. Investment Company Act of 1940.

(ii)                                  Novadaq is not, has not previously been and on the Effective Date will not be a “shell company” (as defined in Rule 405 under the U.S. Securities Act).

(l)                                     Reports. Since January 1, 2016, Novadaq has timely filed true and correct copies of Novadaq Public Documents that Novadaq is required to file under (i) Canadian Securities Laws (including “documents affecting the rights of securityholders” and “material contracts” required to be filed by Part 12 of National Instrument 51-102 — Continuous Disclosure Obligations) or (ii) U.S. Securities Laws. Such Novadaq Public Documents, at the time filed (A) (1) did not contain any misrepresentation and (2) complied in all material respects with the applicable requirements of Canadian Securities Laws; and (B) (1) did not contain any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (2) complied as to form in all material respects with the applicable requirements of U.S. Securities Laws. Any amendments to the Novadaq Public Documents required to be made have been filed on a timely basis with the applicable Governmental Entity. Novadaq has not filed any confidential material change report with any Governmental Entity which at the date hereof remains confidential or any other confidential filings (including redacted filings) filed under Canadian Securities Laws, U.S. Securities Laws or with any Governmental Entity.

(m)                             Comments, Review, Audits, Etc. There are no outstanding or unresolved comments in comment letters from any Securities Authority with respect to any of the Novadaq Public Documents and, to the knowledge of Novadaq, neither Novadaq nor any of the Novadaq Public Documents is the subject of an ongoing audit, review, comment or investigation by the Ontario Securities Commission, the U.S. Securities and Exchange Commission and any other Securities Authority or the TSX or NASDAQ.

(n)                                 Financial Statements.

(i)                                     The audited consolidated financial statements for Novadaq as of and for each of the fiscal years ended on December 31, 2016 and December 31, 2015 (including any notes or schedules thereto, the auditor’s report thereon and related management’s discussion and analysis) and the interim unaudited consolidated financial statements for Novadaq for the three month period ended March 31, 2017 (including any notes or schedules thereto and related management’s discussion and analysis) have been, and all financial statements of Novadaq (including any notes or schedules thereto and related management’s discussion and analysis) which are publicly disseminated by Novadaq in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with IFRS applied on a basis consistent with prior periods and all applicable Laws and present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position and results of operations of Novadaq and its Subsidiaries as of the respective dates thereof and its results of operations and cash flows for the respective periods covered thereby (except as may be indicated expressly in the notes thereto), subject to normal year-end adjustments and the absence of notes in the case of any interim financial statements.

(ii)                                  Except as set forth in the financial statements described in Section 3.1(n)(i), there are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of Novadaq or any of its Subsidiaries with unconsolidated entities or other Persons.

(iii)                               The financial books, records and accounts of Novadaq and each of its Subsidiaries: (i) have been maintained, in all material respects, in accordance with IFRS, and (ii) accurately and fairly reflect the basis for Novadaq’s financial statements in all material respects.

(iv)                              The management of Novadaq has established and maintains a system of disclosure controls and procedures (as such term is defined in National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings) designed to provide reasonable assurance that information required to be disclosed by Novadaq in its annual filings, interim filings or other reports filed or submitted by it under the applicable Laws imposed by Governmental Entities is recorded, processed, summarized and reported within the time periods specified by such Laws imposed by such Governmental Entities. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by Novadaq in its annual filings, interim filings or other reports filed or submitted under the applicable Laws imposed by Governmental Entities is accumulated and communicated to Novadaq’s management, including its chief executive officer and chief financial officer (or Persons performing similar functions), as appropriate to allow timely decisions regarding required disclosure.

(v)                                 Novadaq maintains internal control over financial reporting (as such term is defined in National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes policies and procedures that (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Novadaq and its Subsidiaries; (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Novadaq and its Subsidiaries are being made only with authorizations of management and directors of Novadaq and its Subsidiaries; and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Novadaq or its Subsidiaries that could have a material effect on its financial statements. To the knowledge of Novadaq, as of the date of this Agreement (x) there are no material weaknesses in the design and implementation or maintenance of internal controls over financial reporting of Novadaq that are reasonably likely to adversely affect the ability of Novadaq to record, process, summarize and report financial information; and (y) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Novadaq.

(vi)                              None of Novadaq, any of its Subsidiaries or, to the knowledge of Novadaq, any director, officer, employee, auditor, accountant or representative of Novadaq or any of its Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Novadaq or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that Novadaq or any of its Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Novadaq Board.

(o)                                 Undisclosed Liabilities.

(i)                                     Except for liabilities and obligations (A) reflected or to the extent reserved against on the unaudited consolidated balance sheet of Novadaq as of March 31, 2017, (B) incurred in the ordinary course of business consistent with past practice since March 31, 2017 or (C) that would not, and would not reasonably be expected to have, individually or in the aggregate, a Novadaq Material Adverse Effect, neither Novadaq or any of its

Subsidiaries has incurred any liabilities or obligations of any nature, whether or not accrued, contingent, absolute or otherwise and whether or not required to be disclosed in the liabilities column of a balance sheet prepared in accordance with IFRS.

(ii)                                  As of the date hereof, the principal amount of all indebtedness for borrowed money of Novadaq and its Subsidiaries, including capital leases, is disclosed in Section 3.1(o)(ii) of the Novadaq Disclosure Letter.

(p)                                 Real Property and Personal Property.

(i)                                     Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Novadaq Material Adverse Effect, Novadaq and its Subsidiaries have good and marketable title to, or valid leasehold interests in, all of their respective properties and assets, free and clear of all Liens, except for Permitted Liens. Novadaq and its Subsidiaries enjoys peaceful and undisturbed possession under all occupancy agreements for Leased Real Property, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Novadaq Material Adverse Effect.

(ii)                                  Section 3.1(p)(ii) of the Novadaq Disclosure Letter sets forth a true, complete and correct list as of the date of this Agreement of all real property leased, subleased, licensed and/or otherwise used or occupied (whether as tenant, subtenant, licensee or pursuant to any other occupancy arrangement (whether written or otherwise)) by Novadaq or any of its Subsidiaries in connection with the operation of Novadaq’s or such Subsidiary’s business as it is now being conducted (collectively, including the improvements thereon, the “Leased Real Property”).

(iii)                               Except as set forth in Section 3.1(p)(iii) of the Novadaq Disclosure Letter, no Person, other than Novadaq or its Subsidiaries, possesses, uses or occupies all or any portion of any Leased Real Property. Section 3.1(p)(iii) of the Novadaq Disclosure Letter sets forth a true, complete and correct list, as of the date of this Agreement, of all subleases, licenses or other occupancy arrangements (whether written or otherwise) pursuant to which any Person, other than Novadaq or its Subsidiaries, possesses, uses or occupies all or any portion of the Leased Real Property.

(iv)                              Novadaq and its Subsidiaries do not own in fee any real property. With respect to the Leased Real Property, there are no pending or, to the knowledge of Novadaq, threatened proceedings to take all or any portion of the Leased Real Property or any interest therein by eminent domain or any condemnation proceeding or any sale or disposition in lieu thereof.

(v)                                 No Person has any right of first refusal, undertaking or commitment or any right or privilege capable of becoming such, to purchase any real property (or any portion thereof or interest therein) or any of the material assets owned or, to the knowledge of Novadaq, leased or otherwise held, by

Novadaq or its Subsidiaries, or any part thereof or interest therein, except in connection with the Arrangement.

(vi)                              No material breach of any covenant affecting the titles to real property owned, leased or licenced by Novadaq and its Subsidiaries is outstanding.

(vii)                           There are no disputes regarding boundaries, easements, covenants or other matters relating to any real property owned or, to the knowledge of Novadaq, leased by, Novadaq and its Subsidiaries, that could reasonably be expected to have, individually or in the aggregate, a Novadaq Material Adverse Effect.

(viii)                        The current use of any real property owned, leased or licenced by Novadaq and its Subsidiaries that is material to the business of Novadaq and its Subsidiaries, taken as a whole, is the lawful use under the relevant jurisdictions planning legislation.

(ix)                              All required consents and approvals have been obtained in respect of the development of any real property owned and, to the knowledge of Novadaq, leased or licenced, by Novadaq and its Subsidiaries and any alteration, extension or other improvement thereof, except as would not, individually or in the aggregate, reasonably be expected to have a Novadaq Material Adverse Effect.

(q)                                 Environmental Matters.

(i)                                     Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Novadaq Material Adverse Effect:

(A)                               Novadaq and its Subsidiaries since January 1, 2012, have been at all times since that date and are in compliance with all applicable Environmental Laws, including possessing all permits, authorizations, licenses, exemptions and other governmental authorizations required for its operations under applicable Environmental Laws;

(B)                               Novadaq and its Subsidiaries have not received since January 1, 2012, and are not subject to any pending or, to the knowledge of Novadaq, threatened Environmental Claim and have not received since that date any request for information from any Person, including any Governmental Entity, related to liability under or compliance with any applicable Environmental Law;

(C)                               with respect to real property that is currently leased or operated by Novadaq or any of its Subsidiaries or was formerly owned, leased, or operated by Novadaq or any of its Subsidiaries, to the knowledge of Novadaq, there have been no Releases of Hazardous Substances by Novadaq or any of its Subsidiaries or any other Person on or underneath any of such real property that requires or is likely to require Cleanup by Novadaq or any of its Subsidiaries under applicable Environmental Laws; and

(D)                               except for any customary indemnification terms in leases for the Leased Real Property, Novadaq and its Subsidiaries have not entered into any written agreement or incurred any legal obligation providing for or requiring it to pay to, reimburse, guarantee, pledge, defend, indemnify or hold harmless any Person from or against any liabilities or costs arising out of or related to the generation, manufacture, use, transportation or disposal of Hazardous Substances, or otherwise arising in connection with or under Environmental Laws.

(ii)                                  Novadaq has provided or made available to Stryker a true, complete and correct copy of: (A) all material reports, studies, analyses and audits in its possession, custody or control relating to Novadaq or any of its Subsidiaries compliance with or liability under applicable Environmental Laws; (B) all material permits, authorizations, licenses, exemptions and other governmental authorizations issued to it pursuant to applicable Environmental Laws; and (C) all significant correspondence by Novadaq or any of its Subsidiaries with Governmental Entities relating to liabilities pursuant to Environmental Law or with respect to Hazardous Substances, or with other Persons as to which a material dispute has arisen pursuant to Environmental Laws or with respect to Hazardous Substances.

(r)                                    Intellectual Property.

(i)                                     Section 3.1(r)(i) of the Novadaq Disclosure Letter sets forth a true, complete and correct list, as of the applicable date set out in the Novadaq Disclosure Letter, of all pending applications and issued and granted registrations for Intellectual Property material to the business of Novadaq and/or its Subsidiaries, in each case that are owned, co-owned or filed by Novadaq or any of its Subsidiaries, with the owner, country(ies) or region, registration and application numbers, as applicable, and applicable dates indicated.

(ii)                                  Except as set forth on Section 3.1(r)(ii) of the Novadaq Disclosure Letter, Novadaq and its Subsidiaries own, or have a valid right to use, all Intellectual Property material to the conduct of its business as it is currently conducted, and such ownership or right to use shall not be distinguished, modified or abridged, in any material respect, upon completion of the Arrangement including any loss or impairment of or payment of any additional amounts with respect to such Intellectual Property.

(iii)                               With respect to Intellectual Property which is currently utilized in the business of Novadaq and/or its Subsidiaries, including the applications and registrations for Intellectual Property set forth in Section 3.1(r)(i) of the Novadaq Disclosure Letter, (A) except for Intellectual Property that is licensed in by Novadaq or one of its Subsidiaries: (i) Novadaq or one of its Subsidiaries is the sole and exclusive owner of such Intellectual Property, or in the case of domain names, the authorized registrant, free and clear of all Liens other than Permitted Liens, and (ii) Novadaq or one of its Subsidiaries has maintained such Intellectual Property such that, to the knowledge of Novadaq, all currently required filings and recordations have been made under applicable legal requirements and have been made with the proper Governmental Entities for the purposes of creating and maintaining ownership in such Intellectual Property and recording the ownership interests therein of Novadaq or such Subsidiary; and (B) to the knowledge of Novadaq, all Novadaq’s and its Subsidiaries rights in such Intellectual Property are subsisting, valid and in full force and effect. Notwithstanding the foregoing, this Section 3.1(r)(iii) shall not be interpreted to give any representations, warranties or other assurances that any applications filed by Novadaq or any of its Subsidiaries for patents not yet granted or issued will be granted or issued.

(iv)                              To the knowledge of Novadaq, the use of Novadaq’s and its Subsidiaries’ Intellectual Property as currently used by Novadaq or its Subsidiaries, and the conduct of the business of Novadaq or its Subsidiaries as currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property of any other Person.

(v)                                 Except as listed in Section 3.1(r)(v) of the Novadaq Disclosure Letter:

(A)                               no actual claims, before any court or Governmental Entity, are pending or threatened in writing, or, to the knowledge of Novadaq, otherwise threatened, against Novadaq or any of its Subsidiaries with respect to the ownership, scope (as to patent claims), validity, enforceability, infringement or misappropriation of any Intellectual Property owned by Novadaq or any of its Subsidiaries; and

(B)                               to Novadaq’s knowledge, no actual claims, before any court or Governmental Entity, are pending or threatened in writing, or otherwise threatened, against Novadaq or any of its Subsidiaries with respect to the ownership, scope (as to patent claims), validity, enforceability, infringement or misappropriation of any Intellectual Property licenced by Novadaq or any of its Subsidiaries.

(vi)                              Except as listed in Section 3.1(r)(vi) of the Novadaq Disclosure Letter, to the knowledge of Novadaq, there is no unauthorized use, disclosure, infringement, misappropriation, or other violation of Novadaq’s or its Subsidiaries’ Intellectual Property by any third party, and no such claims have been asserted or threatened against any third party by Novadaq or any of its Subsidiaries.

(vii)                           Novadaq and its Subsidiaries have at all times taken reasonable measures to (A) protect any material Trade Secrets of Novadaq and its Subsidiaries against unauthorized access, disclosure, use, modification or other misuse and (B) control the process of modifying technologies owned or licensed by Novadaq or any of its Subsidiaries to avoid the disclosure of material Trade Secrets or the use of such Trade Secrets in such a way as to compromise the value of such Trade Secrets to the business of Novadaq or its Subsidiaries, including in each case entering into non-disclosure arrangements with third parties. To the knowledge of Novadaq, there has been no material unauthorized access, disclosure or use of any material Trade Secrets owned, or exclusively licensed by Novadaq or any of its Subsidiaries.

(viii)                        Novadaq and its Subsidiaries have obtained written non-disclosure and assignment agreements, which to the knowledge of Novadaq are valid and enforceable, from all current and former employees and consultants who independently or jointly contributed to the creation or development of any Intellectual Property which is currently utilized in the business of Novadaq and/or its Subsidiaries (except to the extent such assignment occurs pursuant to the operation of Law), and such agreements assign and/or require the assignment to Novadaq or its Subsidiaries of all right, title, and interest in and to any and all Intellectual Property developed by such employees or consultants in their respective capacities as employees or consultants, and require such employees or consultants to maintain Trade Secrets and other confidential and proprietary information of Novadaq and its Subsidiaries in confidence. Except as set forth on Section 3.1(r)(viii) of the Novadaq Disclosure Letter, no consultant who independently or jointly contributed to the conception, creation or development of any Intellectual Property which is currently utilized in the business of Novadaq and/or its Subsidiaries has retained any rights or interest in such Intellectual Property.

(ix)                              To the knowledge of Novadaq, no current or former employee or consultant of Novadaq or its Subsidiaries (A) is in violation of any (1) material term or covenant of any contractual or other obligation to Novadaq or any of its Subsidiaries relating to invention disclosure, invention assignment, non-disclosure or non-competition, or (2) any applicable material non-disclosure obligation or restrictive covenant obligation for the benefit of any former employer of such employee or consultant, by virtue of such employee or consultant being employed by, or performing services for, Novadaq or any of its Subsidiaries, or using Trade Secrets or Confidential Information of such former employer for the benefit of Novadaq or its Subsidiaries, or (B) has developed any technology, software or other copyrightable, patentable or otherwise proprietary work for Novadaq or its Subsidiaries that is subject to any agreement under which such employee or consultant has assigned or otherwise granted to any third party any rights (including Intellectual Property) in or to such technology, software or other copyrightable, patentable or otherwise proprietary work.

(x)                                 Novadaq and its Subsidiaries have, in all material respects, complied with all applicable Privacy Laws, contractual requirements, as well as applicable rules, policies and procedures relating to privacy, data protection and Processing of Personal Information to which Novadaq or any of its Subsidiaries has had access or has collected, used, held or otherwise processed in the conduct of its business.  Novadaq and its Subsidiaries have delivered and made available to Stryker true and complete copies of all their respective written policies and procedures relating to the Processing and security of Personal Information.  All transfers of Personal Information to Stryker comply with any privacy policies or statements that Novadaq or its Subsidiaries have made and applicable Law.  No notices (whether written or, to the knowledge of Novadaq, oral), complaints or inquiries have been received by, and no claims are pending (whether by a Governmental Entity or Person), or, to the knowledge of Novadaq, threatened against Novadaq or any of its Subsidiaries alleging a violation of any third party’s privacy, Personal Information or data rights, including any alleged violation of Privacy Laws.

(xi)                              Except as disclosed Section 3.1(r)(xi) of the Novadaq Disclosure Letter, there are no settlements, forbearances to sue, consents, Orders or similar obligations to which Novadaq or any of its Subsidiaries is a party or is subject that restrict, in any material respect, Novadaq’s or any of its Subsidiaries’ rights to use, enjoy or exploit any of its material Intellectual Property or permit third parties to use any of Novadaq’s or any of its Subsidiaries’ material Intellectual Property.

(xii)                           Except as set forth in the Novadaq Material Contracts and otherwise in the normal course of business of Novadaq and its Subsidiaries, Novadaq and its Subsidiaries have not entered into any material contractual obligation requiring it to indemnify any other Person against infringement or other violation of the Intellectual Property of any Person, except as such indemnification may be required under the Uniform Commercial Code in the United States or any similar applicable legal requirement anywhere in the world relative to Novadaq’s sale of any products, nor has Novadaq entered into any contractual obligation requiring Novadaq to grant any Person the right to bring infringement actions or otherwise enforce rights with respect to any of the material Intellectual Property of Novadaq and its Subsidiaries.

(xiii)                        Section 3.1(r)(xiii) of the Novadaq Disclosure Letter lists substantially all Open Source Software that may be incorporated into, or combined with, any product of Novadaq or its Subsidiaries. Except as would not reasonably be expected to have a Novadaq Material Adverse Effect, no Open Source Software has been used in or is being used in, embedded or incorporated into, integrated or bundled with, or linked with or to, any product of Novadaq or any of its Subsidiaries under any license requiring Novadaq or any of its Subsidiaries:

(A)                               to disclose any source code of any product of Novadaq or its Subsidiaries;

(B)                               to license the source code of any product of Novadaq or its Subsidiaries for the purpose of making derivative works; or

(C)                               to make available for redistribution to any Person the source code of any product of Novadaq or its Subsidiaries at no charge,

in each case, excluding any obligation to disclose or license Open Source Software obtained or received by Novadaq from a third party.

(xiv)                       With regard to software that has been developed specifically for and at the request of Novadaq or its Subsidiaries and is owned or purported to be owned by Novadaq or any of its Subsidiaries (“Software”): (A) except as set out on Section 3.1(r)(xiv) of the Novadaq Disclosure Letter, Novadaq and its Subsidiaries have not assigned, delivered, licensed or made available, and does not have any obligation to assign, deliver, license or make available, the source code for any such software to any third party, including any escrow agent or similar Person, and the completion of the Arrangement, or any other transactions contemplated by this Agreement, will not entitle any customer or other third party to obtain a copy of the source code for the Software; and (B) Novadaq and its Subsidiaries have implemented and maintained industry standard measures and controls to prevent the introduction into any of its software any code designed or intended to disrupt, disable, harm or otherwise impede in any manner the operation of, or provide unauthorized access to, a computer system or network or other device on which such code is stored or installed, or to damage or destroy data or files without the user’s consent.

(xv)                          Novadaq and its Subsidiaries have not received any unresolved, written claims or, to the knowledge of Novadaq, any unwritten claims, with respect to material functional aspects of their Software or to the terms and requirements of all applicable warranties and other Contracts relating thereto.

(xvi)                       Section 3.1(r)(xvi) of the Novadaq Disclosure Letter lists all material third party software that is incorporated into, or combined with, any product of Novadaq or its Subsidiaries other than Open Source Software. Neither Novadaq nor any of its Subsidiaries are in breach of any licence with respect to such software in any material respect. The computer software, computer firmware, computer hardware (whether general purpose or special purpose), electronic data processing, information, record keeping, communications, telecommunications, third party software, networks, peripherals and computer systems, including any outsourced systems and processes, and other similar or related items of automated, computerized and/or software systems that are used or relied on by Novadaq or its Subsidiaries are adequate for the operation of its business as currently conducted.

(xvii)                    Novadaq and its Subsidiaries maintain reasonable and appropriate measures, including reasonable steps when using vendors, to protect the privacy, operation, confidentiality, integrity, and security of all Personal Information against a Security Breach, consistent with industry practice and applicable Law. Except as set forth on Section 3.1(r)(xvii) of the Novadaq Disclosure Letter, during the three (3) years prior to the date hereof, (A) there have been no material Security Breaches in Novadaq’s or any of its Subsidiaries’ information technology systems, products, or networks and or, to the knowledge of Novadaq, any third party acting on their behalf, (B) there have been no disruptions in Novadaq’s or any of its Subsidiaries’ information technology systems, products, or networks that materially adversely affected Novadaq’s and its Subsidiaries’ business or operations, and (C) Novadaq and its Subsidiaries are not aware of and do not have any reason to believe that there are any material data security or other technological vulnerabilities with respect to Novadaq’s or its Subsidiaries’ information technology systems, products, or networks.

(xviii)                 No Intellectual Property owned by Novadaq or any of its Subsidiaries and currently utilized and material to its business, as currently conducted, is being used or enforced by Novadaq or any of its Subsidiaries in a manner that would reasonably be expected to result in the abandonment, cancellation or unenforceability of any such Intellectual Property.

(s)                                   Employment Matters.

(i)                                     Section 3.1(s)(i) of the Novadaq Disclosure Letter sets forth a complete and accurate list of the employees of Novadaq and its Subsidiaries, together with their titles, service dates, age (solely with respect to such employees based in Canada but to the extent required by applicable Law, provided without disclosing the identity of the specific individuals), and terms of employment, including current wages, salaries or hourly rate of pay, benefits, vacation entitlement, commissions and bonus (whether monetary or otherwise) or other material compensation paid since the beginning of the most recently completed fiscal year (including the date of payment) or payable to each such employee and the date upon which each such term of employment became effective if it became effective in the 12 month period prior to the date of this Agreement. Section 3.1(s)(i) of the Novadaq Disclosure Letter also lists employees of Novadaq and its Subsidiaries on inactive status, including lay-off, short-term disability leave, long-term disability leave, pregnancy and parental leave or other extended absences, or receiving benefits pursuant to workers’ compensation legislation, and specifies the last date of active employment, the reason for the absence and the expected date of return of each such employee.

(ii)                                  Novadaq has provided or made available to Stryker current and complete copies of all employment Contracts to which Novadaq or a Subsidiary thereof is a party or otherwise bound. No employee of Novadaq or any of its Subsidiaries has any agreement as to length of notice or severance payment required to terminate his or her employment other than such as results by Law from the employment of an employee without an agreement as to notice or severance and there are no (A) retention or change of control agreements or any other agreements providing for retention, severance, change of control or termination payments to any director or executive officer or employee of Novadaq and its Subsidiaries, or (B) plans, programs, bonus pools or other arrangement that would entitle any Novadaq employee to a payment in circumstances involving a change of control of Novadaq. No Key Employee has given notice of resignation of employment and, to the knowledge of Novadaq, no Key Employee has any plans to terminate his or her employment.

(iii)                               Except as provided in this Agreement or in Section 3.1(s)(iii) of the Novadaq Disclosure Letter, the execution, delivery and performance of this Agreement and the consummation of the Arrangement will not (whether alone or in conjunction with any other event, such as a termination of employment) (A) result in any payment (including bonus, golden parachute, retirement, severance, unemployment compensation, or other benefit) becoming due or payable to any of the Novadaq employees, (B) increase the compensation or benefits otherwise payable to any Novadaq employee, including under any Novadaq Benefit Plan, (C) result in the acceleration of the time of payment or vesting of any benefits or entitlements otherwise available pursuant to any Novadaq Employee Share Plan (except for outstanding or notional Novadaq Options, Novadaq DSUs and Novadaq RSUs), (D) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment,” as defined in 280G(b)(1) of the Code, (E) entitle the recipient of any payment or benefit to receive “gross up” payment for any income or other Taxes that might be owed with respect to such payment or benefit payments, or (F) result in the triggering or imposition of any restrictions or limitations on the rights of Novadaq to amend or terminate any Novadaq Benefit Plan.

(iv)                              None of Novadaq or any of its Subsidiaries (A) is a party to any collective bargaining agreement with respect to any Novadaq employees or any contract with any employee association, or (B) is subject to any application for certification or, to the knowledge of Novadaq, threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement and no trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any employees of Novadaq by way of certification, interim certification, voluntary recognition or succession rights. There is no labour strike, dispute, work slowdown or stoppage pending or involving, or to the knowledge of Novadaq threatened against Novadaq or any of its Subsidiaries and no such event has occurred within the last two (2) years.

(v)                                 None of Novadaq or any of its Subsidiaries are, or have been, engaged in any unfair labour practice and no unfair labour practice complaint, grievance or arbitration proceeding is pending or, to the knowledge of Novadaq, threatened against Novadaq or any of its Subsidiaries.

(vi)                              No trade union has applied to have Novadaq or any of its Subsidiaries declared a common or related employer pursuant to the Labour Relations Act, 1995 (Ontario) or any similar legislation in any jurisdiction in which Novadaq or any of its Subsidiaries carries on business.

(vii)                           Except as set forth on Section 3.1(s)(vii) of the Novadaq Disclosure Letter, none of Novadaq or any of its Subsidiaries is subject to any current, pending or, to the knowledge of Novadaq, threatened claim, complaint or proceeding for wrongful dismissal, constructive dismissal, discrimination or retaliation, or any other tort claim relating to employment or termination of employment of employees or independent contractors, or under any applicable Law with respect to employment and labour.

(viii)                        Except as set forth on Section 3.1(s)(viii) of the Novadaq Disclosure Letter, Novadaq and its Subsidiaries are in compliance in all material respects with all terms and conditions of employment and all applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, workers’ compensation, human rights, immigration, Tax withholding, labour relations, wage and hour, including pay equity, and Privacy Laws relating to employee Personal Information, and there are no current, pending, or to the knowledge of Novadaq, threatened proceedings before any court, Governmental Entity, board or tribunal with respect to any of the areas listed herein, except for such proceedings which individually or in the aggregate would not be reasonably expected to have a Novadaq Material Adverse Effect.  To the extent that Novadaq or any of its Subsidiaries is a U.S. federal contractor, Novadaq and any such Subsidiary is in compliance in all material respects with all laws, obligations, requirements, rules, regulations, or contract provisions that may apply by virtue of being a federal contractor, including any affirmative action or equal opportunity requirements, recordkeeping, reporting, and notification requirements imposed or enforced by the Office of Federal Contract Compliance Programs, and there are no current, pending, or to the knowledge of Novadaq, threatened investigations, audits, or enforcement actions with respect to such requirements.

(ix)                              All current assessments under workers’ compensation legislation in relation to Novadaq and its Subsidiaries and all of its contractors and subcontractors have been paid or accrued.  Novadaq and its Subsidiaries have not been and is not subject to any additional or penalty assessment under such legislation which has not been paid or has been given notice of any audit.  Moreover, accident cost experience of Novadaq and its Subsidiaries are such that there are no pending nor, to the knowledge of

Novadaq, potential assessments, experience rating changes or claims which could adversely affect the premium payments or accident cost experience of Novadaq or any of its Subsidiaries or result in any additional payments in connection with the Novadaq.

(x)                                 Novadaq has made available to Stryker for review all inspection reports, workplace audits, wage and hours audits (including pay equity analyses) or written equivalent, made under any occupational health and safety legislation which relate to Novadaq or any of its Subsidiaries. There are no outstanding inspection Orders or written equivalent made under any occupational health and safety legislation that relate to Novadaq or any of its Subsidiaries. There have been no fatal or critical accidents in the last three (3) years.  To the knowledge of Novadaq, there are no materials present in the assets owned or used by Novadaq or any of its Subsidiaries or conditions present in the businesses conducted by the Novadaq, exposure to which could result in a disease caused by employment or peculiar to or characteristic of such materials or conditions or characteristic of a particular industrial process, trade or occupation, including all occupational diseases as defined in the Workplace Safety and Insurance Act (Ontario) and its schedules and regulations.  Novadaq and its Subsidiaries have complied in all respects with any Orders issued under any occupational health and safety legislation.  There are no appeals of any Orders under any occupational health and safety legislation against Novadaq or any of its Subsidiaries which are currently outstanding.

(xi)                              To the knowledge of Novadaq, there are no Contracts in respect of independent contractors or consultants with whom their relationship with the Novadaq or any of its Subsidiaries is or should be, at Law, an employment relationship.

(t)                                    Absence of Certain Changes or Events. Except as specifically contemplated by this Agreement, since December 31, 2016:

(i)                                     through the date of this Agreement, Novadaq and its Subsidiaries have conducted their business in all material respects in the ordinary course of business consistent with past practice;

(ii)                                  Novadaq has not suffered a Novadaq Material Adverse Effect;

(iii)                               there has been no effect, change, development, event or occurrence that would, individually or in the aggregate, reasonably be expected to cause a Novadaq Material Adverse Effect; and

(iv)                              through the date of this Agreement, except as set forth in Section 3.1(t) of the Novadaq Disclosure Letter, Novadaq and its Subsidiaries have not taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 5.1(d) or in clauses (i), (vi), (vii), (viii), and (ix) of Section 5.1(b).

(u)                                 Litigation; Orders. There is no suit, claim, action, charge, proceeding, including arbitration proceeding or alternative dispute resolution proceeding, or investigation pending or, to the knowledge of Novadaq, threatened against or naming as a party thereto Novadaq, any of its Subsidiaries or any of their respective property or assets or any of their respective current or former directors, officers or employees (in their capacities as such) that (i) has been, or would reasonably be expected, individually or in the aggregate, to be material to Novadaq and its Subsidiaries, taken as a whole or (ii) as of the date of this Agreement, has impaired, or would reasonably be expected, individually or in the aggregate, to impair, in any material respect, the ability of Novadaq to perform its obligations under this Agreement or to consummate the Arrangement, or prevent or materially delay the consummation of any of the Arrangement and the other transactions contemplated by this Agreement. No Order is outstanding against Novadaq, any of its Subsidiaries or any of their respective properties or assets that (i) has been, or would reasonably be expected, individually or in the aggregate, to be material to Novadaq and its Subsidiaries, taken as a whole or (ii) as of the date of this Agreement, has impaired, or would reasonably be expected, individually or in the aggregate to impair, in any material respect, the ability of Novadaq to perform its obligations under this Agreement or to consummate the Arrangement, or prevent or materially delay the consummation of any of the Arrangement and the other transactions contemplated by this Agreement. Except as set forth in Section 3.1(u) of the Novadaq Disclosure Letter, since January 1, 2014, there have not been any product liability, manufacturing or design defect, warranty, field repair or other material product-related claims by any third party (whether based on contract or tort and whether relating to personal injury, including death, property damage or economic loss) arising from (A) services rendered by Novadaq or any of its Subsidiaries or (B) the sale, distribution or manufacturing of products, including medical products and devices, by Novadaq or any of its Subsidiaries that, in each case (in (A) or (B)) have been, or would reasonably be expected to be, individually or in the aggregate, material to Novadaq and its Subsidiaries, taken as a whole. As of the date hereof, Novadaq and its Subsidiaries do not have any material suit, claim, action, charge, proceeding, including arbitration proceeding or alternative dispute resolution proceeding, or investigation pending against any other Person.

(v)                                 Taxes.

(i)                                     Each of Novadaq and its Subsidiaries has duly and in a timely manner made or prepared all material Tax Returns required to be made or prepared by it, and duly and in a timely manner filed all material Tax Returns required to be filed by it with the appropriate Governmental Entity, and all such Tax Returns were complete and correct in all material respects. Neither Novadaq nor any of its Subsidiaries is currently a beneficiary of any extension of time within which to file any Tax Return other than extensions that are automatically granted.

(ii)                                  Novadaq and each of its Subsidiaries have paid all material Taxes, including instalments required by applicable Law on account of Taxes for the current year, which are due and payable by it (whether or not assessed by the appropriate Governmental Entity), and Novadaq has provided adequate accruals in accordance with IFRS in the most recently published financial statements of Novadaq for any Taxes of Novadaq and each of its Subsidiaries that have not been paid with respect to the period covered by such financial statements whether or not shown as being due on any Tax Returns. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Novadaq Material Adverse Effect, No liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business.

(iii)                               Each of Novadaq and its Subsidiaries has duly and timely withheld all material Taxes required by Law to be withheld by it (including material Taxes required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the benefit of any Person) and has duly and timely remitted to the appropriate Governmental Entity such Taxes or other amounts required by Law to be remitted by it.

(iv)                              Except as set forth on Section 3.1(v)(iv) of the Novadaq Disclosure Letter, each of Novadaq and its Subsidiaries has duly and timely collected all material amounts on account of any material sales, use or transfer Taxes, including goods and services, harmonized sales, provincial and territorial sales taxes and state and local taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity such amounts required by Law to be remitted by it.

(v)                                 Except as set forth on Section 3.1(v)(v) of the Novadaq Disclosure Letter, there are no proceedings, investigations, audits or claims now pending against Novadaq or any of its Subsidiaries in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes.

(vi)                              For the purposes of the Tax Act and any other relevant Tax purposes:

(A)                               Novadaq has at all times during its existence been resident in Canada and has never been resident in any other country;

(B)                               Each of its Subsidiaries has at all times during its existence been resident in the jurisdiction in which it was formed, and has never been resident in any other country; and

(C)                               Neither Novadaq nor any of its Subsidiaries has, or had, a permanent establishment in a country other than its country of residence.

(vii)                           Neither Novadaq nor any of its Subsidiaries has ever been a member of an affiliated group of corporations filing a Tax Return on a consolidated, affiliated, unitary, or similar basis, or is party to, or otherwise bound by or subject to, any Tax sharing, allocation, indemnification or similar agreement or arrangement.

(viii)                        There are no Liens for Taxes upon any properties or assets of Novadaq or any of its Subsidiaries (other than Permitted Liens).

(ix)                              Novadaq, and each of its Subsidiaries are, and have been at all relevant times, in compliance in all material respects with all applicable transfer pricing Laws, and have maintained, in all material respects, required documentation (as required under Section 482 of the Code, paragraphs 247(4)(a) to (c) of the Tax Act, or any similar provision of applicable Tax Law), if any, for all transfer pricing arrangements.

(x)                                 Neither Novadaq nor any of its Subsidiaries has received any notice or inquiry in writing from any Governmental Entity outside of the country in which Novadaq or the Subsidiary, respectively, was formed, to the effect that Novadaq or any of its Subsidiaries is subject to net basis taxation or is tax resident or tax domiciled in any country other than the country in which Novadaq or the Subsidiary, respectively, was formed.

(xi)                              Novadaq’s Subsidiary organized in Delaware has not entered into any transaction or arrangement required to be reported as a “reportable transaction” within the meaning of the Code, and the regulations thereunder (or any similar provision of applicable Tax Law).

(xii)                           There are no circumstances existing which could result in the application of Section 17, Section 78, Section 79, or Sections 80 to 80.04 or Section 160 of the Tax Act to each of Novadaq and its Subsidiaries.

(xiii)                        Novadaq’s Subsidiary organized in Delaware is not a U.S. real property interest (within the meaning of Section 1445 of the Code).

(xiv)                       The representations and warranties made in this Section 3.1(v) shall not apply to the extent of Taxes or other Tax consequences directly resulting from any Pre-Acquisition Reorganization.

(w)                               Books and Records. The corporate records and minute books of Novadaq and its material Subsidiaries are currently maintained in accordance with applicable Laws and are complete and accurate in all material respects.

(x)                                 Insurance. Section 3.1(x) of the Novadaq Disclosure Letter lists all material insurance policies maintained by or on behalf of Novadaq and its Subsidiaries as of the date of this Agreement. All such policies are in full force and effect and will not terminate by virtue of the transactions contemplated hereby, all premiums due thereon have been paid by Novadaq or one of its Subsidiaries, and Novadaq and its Subsidiaries are otherwise in compliance in all material respects with the terms and provisions of such policies. Furthermore, since January 1, 2016 through the date of this Agreement, (a) Novadaq and its Subsidiaries have not received any written or, to the knowledge of Novadaq, oral notice of cancellation or non-

renewal of any such policy or arrangement, other than in connection with the normal renewal process, nor is the termination of any such policies, to the knowledge of Novadaq, threatened; and (b) there is no claim pending under any of such policies or arrangements as to which coverage has been denied or disputed by the underwriters of such policies or arrangements.

(y)                                 Non-Arm’s Length Transactions.

Other than employment or compensation agreements entered into in the ordinary course of business, no director, officer, employee or agent of, or independent contractor to, Novadaq or any of its Subsidiaries or holder of record or beneficial owner of 10% or more of the Novadaq Shares, or associate or affiliate of any such officer, director or beneficial owner, is a party to, or beneficiary of, any loan, guarantee, Contract, arrangement or understanding or other transactions with Novadaq or any of its Subsidiaries.

(z)                                  Benefit Plans.

(i)                                     Section 3.1(z)(i) of the Novadaq Disclosure Letter contains a true and complete list of all Novadaq Benefit Plans (including any plans sponsored by a professional employer organization in which Novadaq employees participate or are eligible to participate), and, in respect of each such Novadaq Benefit Plan, where applicable, Novadaq has provided or made available to Stryker current and complete copies of (A) the plan document(s) as amended through the date of this Agreement, or a written summary of any unwritten Novadaq Benefit Plan, (B) the summary plan description and any summaries of material modification required under applicable Law, (C) the annual reports on Forms 5500 for the last three plan years to the extent such reports are required under applicable Law, (D) the most recent actuarial valuation, (E) material contracts including trust agreements, insurance contracts, and administrative services agreements, (F) the most recent determination or opinion letters for any such Novadaq Benefit Plan intended to be qualified under Section 401(a) of the Code, and (G) any non-routine correspondence within the past three years with the U.S. Department of Labor, U.S. Internal Revenue Service, or any other Governmental Entity.

(ii)                                  Each of the Novadaq Employee Share Plans are and have been established, registered, qualified and administered, in all material respects, in accordance with all applicable Laws and in accordance with their terms.

(iii)                               All contributions, premiums or Taxes required to be made or paid by Novadaq in accordance with applicable Laws or under the terms of each Novadaq Employee Share Plan have been made in a timely fashion, and, in all material respects, in accordance with applicable Laws and the terms of such Novadaq Employee Share Plan.

(iv)                              None of the Novadaq Benefit Plans is a Canadian Retirement Plan or a Canadian Multi-Employer Plan.

(v)                                 None of the Novadaq Benefit Plans are subject to Title IV of ERISA, and Novadaq has no liability with respect to any plan that would be subject to Title IV of ERISA.

(vi)                              None of the Novadaq Benefit Plans are a “multiple employer plan” within the meaning of Section 4063 or 4064 of ERISA or a “multiemployer plan” within the meaning of Section 3(37) of ERISA, and Novadaq has no liability with respect to any plan that would be such a “multiple employer plan” or “multiemployer plan.”

(vii)                           Each Novadaq Benefit Plan has been established, maintained and administered, in all material respects in accordance with its terms and applicable Laws, and all employer and employee payments, contributions and premiums required to be remitted, paid to or in respect to each Novadaq Benefit Plan have been paid or remitted in a timely fashion in accordance with its terms and all Laws in all respects. To the knowledge of Novadaq, there are no investigations by a Governmental Entity or claims (other than routine claims for payment of benefits) pending or threatened involving any Novadaq Benefit Plan or its assets, and no facts exist which could reasonably be expected to give rise to any such investigation order or claim (other than routine claims for payment of benefits).

(viii)                        No fiduciary (within the meaning of Section 3(21) of ERISA) has breached his or her fiduciary duty with respect to a Novadaq Benefit Plan or otherwise has any liability in connection with any acts taken (or failed to be taken) with respect to the administration or investment of the assets of any Novadaq Benefit Plan.

(ix)                              Each Novadaq Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS (or, if such plan uses a prototype or volume submitter plan document, such prototype or volume submitter plan document has received a favorable opinion from the IRS that the form meets the tax qualification requirements and Novadaq is entitled to rely on such favorable opinion) to the effect that such Novadaq Benefit Plan satisfies the requirements of Section 401(a) of the Code, and to the knowledge of Novadaq, nothing occurred that would reasonably be expected to cause the loss of such qualification.

(x)                                 To the knowledge of Novadaq, there has been no amendment to, announcement by Novadaq or any of its Subsidiaries relating to or change in employee participation, coverage, or benefits provided under, any material Novadaq Benefit Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year.

(xi)                              Neither Novadaq nor any of its Subsidiaries has any formal plan or has made any promise or commitment to create any additional benefit plans which would be considered to be a Novadaq Benefit Plan once created or to materially improve or change the benefits provided under any Novadaq Benefit Plan.

(xii)                           Except as required under Section 4980B of the Code or other applicable Law, none of the Novadaq Benefit Plans provide health and welfare benefits beyond retirement or other termination of service to employees or former employees (or to any spouses, dependants, survivors or beneficiaries of such Persons).

(xiii)                        None of the Novadaq Benefit Plans (including the Novadaq Employee Share Plans) provide for benefit increases, payments or the acceleration of, or an increase in, securing or funding obligations that are contingent upon, or will be triggered by, the entering into of this Agreement or the completion of the transactions contemplated herein.

(xiv)                       All Novadaq Benefit Plan assets consist of cash, mutual funds or publicly-traded securities.

(xv)                          None of the Novadaq Benefit Plans, or any insurance contract relating thereto, require or permit a retroactive increase in premiums or payments on termination of the Novadaq Benefit Plan or any insurance contract relating thereto, except where such increase or payments, individually or in the aggregate, would not have a Novadaq Material Adverse Effect.

(xvi)                       All material data necessary in order for Novadaq to fulfil its obligations in respect of the administration of each Novadaq Benefit Plan is in the possession of Novadaq, its agents or third party administrators, and such data is materially complete and accurate.

(aa)                          Restrictions on Business Activities. There is no Contract or Order binding upon Novadaq or any of its Subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing any material business practice of Novadaq or any of its Subsidiaries or the conduct of business by Novadaq or any of its Subsidiaries as currently conducted (including following the transaction contemplated by this Agreement) other than Contracts or Orders which would not, individually or in the aggregate, reasonably be expected to have a Novadaq Material Adverse Effect.

(bb)                          Material Contracts.

(i)                                     Except as would not, individually or in the aggregate, have or reasonably be expected to have a Novadaq Material Adverse Effect, (i) neither Novadaq or any of its Subsidiaries nor, to the knowledge of Novadaq, any other party, is in default in the performance, observance or fulfillment of any of the obligations, covenants or conditions contained in any Novadaq Material Contracts, and, to the knowledge of Novadaq, there has not occurred any event that, with the lapse of time or giving of notice or both, would constitute such a default; and (ii) each of the Novadaq Material

Contracts is a valid and binding obligation of Novadaq or one of its Subsidiaries, and, to the knowledge of Novadaq, each other party thereto, enforceable against Novadaq or such Subsidiary and, to the knowledge of Novadaq each other party thereto in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(ii)                                  Section 3.1(bb) of the Novadaq Disclosure Letter sets forth a list as of the date of this Agreement of the Novadaq Material Contracts. Novadaq has made available to Stryker a true, complete and correct copy (including any material amendment, modification, extension or renewal with respect thereto) of each Novadaq Material Contract.

(cc)                            Corrupt Practices Legislation. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Novadaq Material Adverse Effect, (i) Novadaq and its Subsidiaries have been and are in full compliance with all applicable anti-corruption Laws, including the United States Foreign Corrupt Practices Act and the Corruption of Foreign Public Officials Act (Canada) and (ii) neither Novadaq or its Subsidiaries nor, to the knowledge of Novadaq, any director, officer, agent or employee of Novadaq or any of its Subsidiaries has, directly or indirectly, given, made, offered or received or agreed to give, make, offer or receive any payment, gift, contribution, expenditure or other advantage: (A) which would violate any applicable Law; or (B) to or for a Public Official with the intention of: (1) improperly influencing any act or decision of such Public Official; (2) inducing such Public Official to do or omit to do any act in violation of his lawful duty; or (3) securing any improper advantage, in each case in order to obtain or retain business or any business advantage. For the purposes of this Section 3.1(cc), “Public Official” includes any Person holding, representing or acting on behalf of a Person holding a legislative, administrative or judicial office, and any Person employed by, representing or acting on behalf of a Governmental Entity or enterprise thereof, public international organization, any political party or party official, or any candidate for any political office or any official or employee of any public hospital, agency or health care institution.

(dd)                          Customers and Suppliers. Section 3.1(dd) of the Novadaq Disclosure Letter sets forth a true, complete and correct list of the five (5) largest suppliers to and the ten (10) largest customers of Novadaq and its Subsidiaries, taken as a whole, for the fiscal year ended December 31, 2016 as well as a true, complete and correct list of the ten (10) largest suppliers to Novadaq and its Subsidiaries, taken as a whole, for the last three (3) fiscal years ended December 31, 2016. Each list is determined on the basis of the total dollar amount of purchases or sales, as the case may be, showing the total dollar number of purchases from or sales to, as the case may be, each such supplier or customer during such period. Since January 1, 2016 through the date of this Agreement, no material customer or supplier has, to the knowledge of Novadaq, notified Novadaq or any of its Subsidiaries in writing that it intends to terminate, cancel or materially curtail its business relationship with Novadaq or any of its Subsidiaries, other than as a result of the expiration of any contract between the parties pursuant to its terms.

(ee)                            FDA and Related Matters.

(i)                                     Novadaq and its Subsidiaries have all Registrations from the United States Food and Drug Administration (the “FDA”) and comparable Regulatory Authorities or Governmental Entities required to conduct its business as currently conducted, and Section 3.1(ee)(i) of the Novadaq Disclosure Letter sets forth a true, complete and correct list as of the date of this Agreement of such Registrations. Each of the Registrations is valid and subsisting in full force and effect. Novadaq or one of its Subsidiaries is the sole and exclusive owner of the Registrations and none of the Registrations has been sold, conveyed, delivered, transferred or assigned to another party. Each such Registration (A) has been validly issued or acknowledged by the appropriate Regulatory Authority or Governmental Entity and is in full force and effect, and (B) is transferable to Stryker. To the knowledge of Novadaq, as of the date hereof, neither the FDA nor any comparable Regulatory Authority or Governmental Entity is considering limiting, suspending, cancelling or revoking any such Registration or changing the marketing classification or labeling of the products of Novadaq and its Subsidiaries. Novadaq and its Subsidiaries have fulfilled and performed in all material respects their obligations under each Registration, and, as of the date hereof, to the knowledge of Novadaq, no event has occurred or condition or state of facts exists which would constitute a breach or default or would cause suspension, cancellation, revocation or termination of any such Registration. To the knowledge of Novadaq, any third party that is a manufacturer or contractor for Novadaq or any of its Subsidiaries is in compliance with all Registrations insofar as they pertain to the manufacture of product components or products for Novadaq or such Subsidiary.

(ii)                                  Since January 1, 2012, all products developed, tested, investigated, manufactured, distributed, marketed or sold by or on behalf of Novadaq or one of its Subsidiaries that are subject to the jurisdiction of the FDA or any comparable Regulatory Authority or Governmental Entity have been and are being developed, tested, investigated, manufactured, distributed, marketed and sold in all material respects in compliance with FDA Laws, any comparable Laws enforced by any other Regulatory Authority or Governmental Entity that has jurisdiction over the operations of Novadaq or any of its Subsidiaries, any other applicable Law, including those regarding non-clinical research, clinical research, establishment registration, device or drug listing, pre-market notification, good clinical practice, good laboratory practice, good manufacturing practices, quality management systems, labeling, advertising, record-keeping, device or drug importation and exportation, adverse event reporting and reporting of corrections and removals, and with all applicable preclinical and clinical trial protocols, except as set forth in Section 3.1(ee)(ii) of the Novadaq

Disclosure Letter. To the knowledge of Novadaq, except as otherwise, individually or in the aggregate, has not had, or would not reasonably be expected to have, a Novadaq Material Adverse Effect, any third party that is a manufacturer or contractor for Novadaq or any of its Subsidiaries is in compliance with all FDA Laws or any other applicable Law insofar as they pertain to the manufacture of product components or products for Novadaq or any of its Subsidiaries.

(iii)                               There are no enforcement actions (including any administrative proceeding, prosecution, injunction, seizure, civil penalty, criminal penalty or debarment action) against Novadaq or any of its Subsidiaries or, to the knowledge of Novadaq, any of their officers, employees, or agents, pending or threatened by or on behalf of FDA or any other Regulatory Authority or Governmental Entity that has jurisdiction over the operations of Novadaq or any of its Subsidiaries, and there are no facts, circumstances or conditions that could reasonably form the basis of any such action. Except as set forth on Section 3.1(ee)(iii) of the Novadaq Disclosure Letter, since January 1, 2012, Novadaq and its Subsidiaries have not received any Form FDA-483, notice of adverse finding, FDA warning letter, notice of violation or “untitled letter,” notice of FDA action for import detention or refusal, or any other notice, warning, letter or report from the FDA or other Governmental Entity alleging or asserting noncompliance with any applicable Laws or Registrations. Novadaq and its Subsidiaries are not subject to any obligation arising under an administrative or regulatory action, FDA inspection, FDA warning letter, FDA notice of violation letter or other notice, response or commitment made to or with the FDA or any comparable Regulatory Authority or Governmental Entity, except those related to actions set forth in Section 3.1(ee)(iii) of the Novadaq Disclosure Letter. Novadaq and its Subsidiaries have made all notifications, submissions and reports required by FDA Laws or any other applicable Law, including any such obligation arising under any administrative or regulatory action, FDA inspection, FDA warning letter, FDA notice of violation letter, or other notice, response, or commitment made to or with the FDA or any comparable Regulatory Authority or Governmental Entity and all such notifications, submissions and reports were true, complete and correct in all material respects as of the date of submission to the FDA or any comparable Regulatory Authority or Governmental Entity. To the knowledge of Novadaq, as of the date hereof, no basis for liability exists with respect to any such notification, submission, or report.

(iv)                              Except as set forth on Section 3.1(ee)(iv) of the Novadaq Disclosure Letter, since January 1, 2012, no product distributed or sold by or on behalf of Novadaq or any of its Subsidiaries has been seized, withdrawn, recalled, detained or subject to a suspension of manufacturing, and as of the date hereof, there are no facts or circumstances reasonably likely to cause (A) the seizure, denial, withdrawal, recall, detention, field notification, field correction, safety alert or suspension of manufacturing relating to any such product; (B) a change in the labeling of any such product; or (C) a termination, seizure or suspension of the marketing or distribution (including for commercial, investigational or any other use) of any such product. No proceedings in Canada, the United States or any other jurisdiction in which Novadaq currently markets its products seeking the withdrawal, recall, correction, suspension, import detention or seizure of any such product are pending or, to the knowledge of Novadaq, threatened against Novadaq or any of its Subsidiaries.

(v)                                 Neither Novadaq nor any of its Subsidiaries, nor any officer or employee of Novadaq or any of its Subsidiaries, nor, to the knowledge of Novadaq, any agent of Novadaq or any of its Subsidiaries, has been convicted of a crime or engaged in any conduct that has resulted, or would reasonably be expected to result, in debarment under applicable Laws, including 21 U.S.C. Section 335a.

(vi)                              Complete and accurate copies of the following information have been disclosed in the Data Room: (i) all material filings with the FDA or any comparable Regulatory Authority or Governmental Entity relating to products developed, tested, investigated, manufactured, distributed, marketed or sold by or on behalf of Novadaq or its Subsidiaries, (ii) all material correspondence with the FDA or any comparable Regulatory Authority or Governmental Entity relating to products developed, tested, investigated, manufactured, distributed, marketed or sold by or on behalf of Novadaq or its Subsidiaries, and (iii) all material data, information, results, analyses, publications, and reports relating to products developed, tested, investigated, manufactured, distributed, marketed or sold by or on behalf of Novadaq or its Subsidiaries, including all clinical trial protocols, trial statistical analysis plans and published trial results (collectively, the “Material Product and Trial Information”).  The Material Product and Trial Information is a true and correct representation in all material respects of the matters reflected therein.

(vii)                           The Registrations and regulatory files, dossiers, and supporting materials of Novadaq and its Subsidiaries with respect to products developed, tested, investigated, manufactured, distributed, marketed or sold by or on behalf of Novadaq or its Subsidiaries have been maintained in all material respects in accordance with applicable Laws, reasonable industry standards, and the standard operating procedures of Novadaq or its Subsidiaries.  None of the material filings made by Novadaq or its Subsidiaries with the FDA or any comparable Regulatory Authority or Governmental Entity, or with any Review Board, relating to any product developed, tested, investigated, manufactured, distributed, marketed or sold by or on behalf of Novadaq or its Subsidiaries contained any untrue statement of a material fact or fraudulent statement or omitted to state any material fact necessary to make the statements therein not misleading, and neither Novadaq or its Subsidiaries, nor any officer, employee, or agent of Novadaq or its Subsidiaries, has committed any other act, or made a statement, or failed to make a statement that could reasonably be expected to provide a basis for the FDA or any comparable Regulatory Authority or Governmental Entity to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any similar policy.

(viii)                        To the knowledge of Novadaq, Novadaq and its Subsidiaries have in their possession copies of all of the material documentation in existence on or prior to the date hereof and required to be filed with the FDA or any comparable Regulatory Authority or Governmental Entity for the regulatory approval or registration of any product developed, tested, investigated, manufactured, distributed, marketed or sold by or on behalf of Novadaq or its Subsidiaries.

(ix)                              All clinical trials conducted or sponsored by Novadaq or its Subsidiaries which are Applicable Clinical Trials and are required to be registered on clinicaltrials.gov have been properly and duly registered on clinicaltrials.gov.

(x)                                 All clinical trial results information for clinical trials conducted or sponsored by Novadaq or its Subsidiaries which are Applicable Clinical Trials for which clinical trial results information must be submitted has been properly and duly submitted for posting on clinicaltrials.gov.

(xi)                              To the knowledge of Novadaq, all material information as to the safety and efficacy of all products developed, tested, investigated, manufactured, distributed, marketed or sold by or on behalf of Novadaq or its Subsidiaries has been disclosed in the Data Room.

(xii)                           Novadaq and its Subsidiaries are not aware of any information, condition, event, occurrence or circumstance that, to the knowledge of Novadaq, would reasonably be expected to adversely affect, in any material respect, the acceptance, or the subsequent approval, of any filing, application or request for approval of any product developed, tested, investigated, manufactured, distributed, marketed or sold by or on behalf of Novadaq or its Subsidiaries.

(ff)                              Healthcare Regulatory Compliance.

(i)                                     Neither Novadaq or any of its Subsidiaries, nor any officer, director, managing employee (as those terms are defined in 42 C.F.R. § 1001.1001) of Novadaq or any of its Subsidiaries, nor, to the knowledge of Novadaq, any agent (as such term is defined in 42 C.F.R. § 1001.1001(a)(2)) of Novadaq or any of its Subsidiaries, is a party to, or bound by, any order, individual integrity agreement, corporate integrity agreement or other formal or informal agreement with any Governmental Entity concerning compliance with Federal Health Care Program Laws.

(ii)                                  Neither Novadaq or any of its Subsidiaries, nor any officer, director, managing employee (as those terms are defined in 42 C.F.R. § 1001.1001) of Novadaq or any of its Subsidiaries, nor, to the knowledge of Novadaq, any agent (as such term is defined in 42 C.F.R. § 1001.1001(a)(2)) of Novadaq or any of its Subsidiaries: (A) has been charged with or convicted of any criminal offense relating to the delivery of an item or service under any Federal Health Care Program; (B) has been debarred, excluded or suspended from participation in any Federal Health Care Program; (C) has had a civil monetary penalty assessed against it, him or her under Section 1128A of the Social Security Act of 1935, codified at Title 42, Chapter 7, of the United States Code (the “SSA”); (D) is currently listed on the U.S. General Services Administration published list of parties excluded from federal procurement programs and non-procurement programs; or (E) to the knowledge of Novadaq, except as set forth on Section 3.1(ff)(ii) of the Novadaq Disclosure Letter, is the target or subject of any current or potential investigation relating to any Federal Health Care Program-related offense.

(iii)                               Neither Novadaq or any of its Subsidiaries, nor, to the knowledge of Novadaq, any officer or director (as those terms are defined in 42 C.F.R. § 1001.1001) of Novadaq or any of its Subsidiaries, nor, to the knowledge of Novadaq, any managing employee or agent (as those terms are defined in 42 C.F.R. § 1001.1001 and 42 C.F.R. § 1001.1001(a)(2), respectively) of Novadaq or any of its Subsidiaries, except as it relates to ongoing investigations into claims disclosed in Section 3.1(ff) of the Novadaq Disclosure Letter: has engaged in any activity that is in violation of, is cause for civil or criminal penalties, mandatory or permissive exclusion from a Federal Health Care Program or other administrative sanction under, the U.S. federal Medicare or federal or state Medicaid statutes, Section 1128, 1128A, 1128B, 1128C or 1877 of the SSA (42 U.S.C. §§ 1320a-7, 1320a-7a, 1320a-7b, 1320a-7c and 1395nn), the federal TRICARE statute (10 U.S.C. § 1071 et seq.), the U.S. Federal False Claims Act of 1863 (31 U.S.C. § 3729 et seq.), the U.S. Federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the U.S. Administrative False Claims Law (42 U.S.C. § 1320a-7b(a)), the U.S. Program Fraud Civil Remedies Act of 1986 (31 U.S.C. § 3801 et seq.) and any analogous state statutes, the anti-fraud and related provisions of HIPAA, or related regulations, or any other Laws that govern the health care industry or relationships among health care providers, suppliers, distributors, manufacturers and patients (collectively, “Federal Health Care Program Laws”), including the following:

(A)                               knowingly and willfully making or causing to be made a false statement or representation of a material fact in any application for any benefit or payment;

(B)                               knowingly and willfully making or causing to be made a false statement or representation of a material fact for use in determining rights to any benefit or payment;

(C)                               knowingly and willfully soliciting or receiving any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or kind (A) in return for referring an individual to a person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part under any Federal Health Care Program; or (B) in return for purchasing, leasing, or ordering, or arranging, or arranging for or recommending purchasing, leasing, or ordering any good, facility, service or item for which payment may be made in whole or in part under any Federal Health Care Program;

(D)                               knowingly and willfully offering or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to any person to induce such person (A) to refer an individual to a person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part under a Federal Health Care Program; or (B) to purchase, lease, order or arrange for or recommend purchasing, leasing or ordering any good, facility, service or item for which payment may be made in whole or in part under a Federal Health Care Program unless such offer or payment fully complies with applicable statutory or regulatory safe harbors; and

(E)                                any other activity that violates any Law relating to prohibiting fraudulent, abusive or unlawful practices connected in any way with the provision of health care items or services or the billing for such items or services provided to a beneficiary of any Federal Health Care Program.

(iv)                              Except as set forth on Section 3.1(ff)(ii) of the Novadaq Disclosure Letter, to the knowledge of Novadaq, no Person has filed or has threatened to file against Novadaq or any of its Subsidiaries an action relating to any FDA Law or Federal Health Care Program Law under any federal or state whistleblower statute, including under the U.S. False Claims Act of 1863 (31 U.S.C. § 3729 et seq.).

(v)                                 To the knowledge of Novadaq, Novadaq and its Subsidiaries are not in violation of the Federal Privacy and Security Regulations. To the knowledge of Novadaq, Novadaq and its Subsidiaries are not under investigation by, nor have they received any notices, complaints or inquiries from, any Governmental Entity (or any other Person) for a violation of Privacy Laws. To the knowledge of Novadaq, neither Novadaq nor any of its Subsidiaries is a “covered entity” as that term is defined in HIPAA and, without limiting the foregoing, is not in breach of any “business associate contract,” as described in 45 C.F.R. § 164.504(e) of HIPAA. Novadaq and its Subsidiaries have been in compliance in all material respects with Privacy Laws, and have developed, implemented and complied in all material respects with corporate policies and procedures, including training, auditing and monitoring, designed to enable Novadaq and its Subsidiaries to comply and demonstrate compliance with applicable Privacy Laws.

(vi)                              To the extent Novadaq or any of its Subsidiaries provides to customers or others reimbursement coding or billing advice regarding products offered for sale by Novadaq or any of its Subsidiaries and procedures related thereto, such advice is (A) true, complete and correct; (B) in compliance with Medicare and other Federal Health Care Program Laws; (C) conforms to the applicable American Medical Association’s Current Procedural Terminology (CPT), the International Classification of Disease, Ninth Revision, Clinical Modification (ICD-9-CM) and other applicable coding systems; (D) includes a disclaimer advising customers to contact individual payers to confirm coding and billing guidelines; and (E) has been independently verified as supporting accurate claims for reimbursement by federal, state and commercial payors.

(vii)                           Novadaq, or its applicable Subsidiary, as the case may be, has adopted a code for interactions with healthcare professionals and has an operational healthcare compliance program that applies to sales representatives and their interactions with their physician and hospital customers.

(viii)                        Except as would not have, and would not reasonably be expected to have, a Novadaq Material Adverse Effect, (A) all agreements or other arrangements between Novadaq or any of its Subsidiaries and any physician for services are in writing, describe bona fide services required by Novadaq or any such Subsidiary, as the case may be, and provide for compensation that is no more than fair market value in accordance with applicable Laws for such services determined as of the effective date of such agreement; (B) all agreements or arrangements with health care professionals for services to or investments in Novadaq or any of its Subsidiaries, directly or indirectly, to which Novadaq or any of its Subsidiaries is a party as of the date of this Agreement are listed on Section 3.1(ff) of the Novadaq Disclosure Letter, including true, complete and correct details as to amounts paid thereunder for the period specified therein; and (C) all payments made by Novadaq or any of its Subsidiaries to any health care professional for services rendered by such health care professional have been made at fair market value determined as of the effective date of any such agreement entered into by Novadaq or such Subsidiary with any such physician.

(gg)                            Trade Control Compliance.

(i)                                     Novadaq and its Subsidiaries, and, to the knowledge of Novadaq, all Representatives acting on their behalf, are in compliance, and have in the five (5) years prior to the date of this Agreement complied with all applicable Trade Control Laws, except as would not, individually or in the aggregate, have or reasonably be expected to have, a Novadaq Material Adverse Effect.  For the purposes of this Section 3.1(gg), “Trade Control Laws” means any applicable export control, import, sanctions, or other trade control statutes, laws, rules, regulations, orders, or other such measures issued or enforced by the Canadian government; any other applicable export control, import, sanctions, or other trade control statutes, laws, rules, regulations, orders or other measures of U.S. trade control authorities, including the U.S. Export Administration Regulations (“EAR,” 15 C.F.R. Parts 730-774) and the statutes pursuant to which the EAR are promulgated and maintained in effect, the economic sanctions statutes, laws, regulations, rules, and orders administered by the United States Government (including those set forth in 31 C.F.R. Parts 500-598), the Foreign Trade Regulations (15 C.F.R. Part 30), the import/customs laws and regulations (including 19 C.F.R. Chapter 1), and the antiboycott laws and regulations in the EAR and Section 999 of the Code; and any other applicable trade control statutes, laws, rules, regulations, or orders of countries other than the United States or Canada (except to the extent inconsistent with U.S. law).

(ii)                                  None of Novadaq or its Subsidiaries, nor, to the knowledge of Novadaq, any Representatives acting on their behalf, is currently or has in the five (5) years prior to the date of this Agreement been the subject of any investigation or inquiry undertaken by or penalties imposed by any Governmental Entities related to compliance with Trade Control Laws, and to knowledge of Novadaq, no such investigations, inquiries, or penalties are threatened or pending.

(iii)                               None of Novadaq or its Subsidiaries, nor, to the knowledge of Novadaq, any Representatives acting on their behalf, is or was resident or incorporated in, owned or controlled by the government of, or has engaged in any transaction or dealing during the five (5) years preceding the date of this Agreement with Iran, Sudan, Cuba, Syria, or North Korea, or, to the knowledge of Novadaq, has engaged in any transaction or dealing during the five (5) years preceding the date of this Agreement with any entity or individual designated for sanctions by the U.S. or Canadian governments.  Novadaq and its Subsidiaries, and any Representatives acting on their behalf, are not currently and have not since December 2014, to the knowledge of Novadaq, engaged in any transaction or dealing with or in the Crimea region of Ukraine.

(hh)                          Brokers; Expenses. Except for the fees to be paid to the Financial Advisors pursuant to their respective engagement letters with Novadaq, true and complete copies of which have been provided to Stryker in writing, none of Novadaq, any of its Subsidiaries, or any of their respective officers, directors or employees has employed any broker, finder, investment banker, financial advisor or other person or incurred any liability for any brokerage fees, commissions, finder’s fees, financial advisory fees or other similar fees in connection with the transactions contemplated by this Agreement.

(ii)                                  No “Collateral Benefit”. To the knowledge of Novadaq, no related party of Novadaq (within the meaning of MI 61-101) together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Novadaq Shares, except for related parties who will not receive a “collateral benefit” (within the meaning of such instrument) as a consequence of the transactions contemplated by this Agreement.

(jj)                                Fairness Opinions. As of the date hereof:

(i)                                     Piper Jaffray & Co. and Perella Weinberg Partners LP, each a financial advisor to Novadaq (the “Financial Advisors”), has each delivered an oral opinion to the Novadaq Board to the effect that as of the date of such opinion, subject to the assumptions and limitations to be set out in their written opinions related thereto, the Consideration to be received by Novadaq Shareholders pursuant to the Arrangement is fair from a financial point of view to Novadaq Shareholders (the “Fairness Opinions”); and

(ii)                                  Novadaq has been authorized by the Financial Advisors to permit inclusion of the Fairness Opinions and references thereto in the Novadaq Circular.

(kk)                          No other Stryker Representations and Warranties. Except for the representations and warranties expressly set forth in this Agreement or in any certificate delivered pursuant to this Agreement, Novadaq hereby acknowledges that none of Stryker, Acquireco or any other Person on their behalf, has made or is making any other express or implied representation or warranty with respect to Stryker, Acquireco or their respective business or operations, including with respect to any information provided or made available to Novadaq or any of its Representatives or any information developed by Novadaq or any of its Representatives.

3.2                               Survival of Representations and Warranties

The representations and warranties of Novadaq contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF STRYKER

4.1                               Representations and Warranties

Stryker hereby represents and warrants to Novadaq the representations and warranties set forth in this Section 4.1 as of the date hereof and as of the Effective Date and acknowledges that Novadaq is relying upon such representations and warranties in connection with the entering into of this Agreement and the carrying out of the transactions contemplated herein:

(a)                                 Organization. Each of Stryker and Acquireco is a corporation duly organized and validly existing and in good standing under the Laws of the jurisdiction of its respective incorporation, has full corporate power and authority to own, lease and operate its properties and to carry on its business as is now being conducted. Each of Stryker and Acquireco is duly qualified or licensed to do business as a foreign corporation and in good standing in each jurisdiction where such qualification or licensing is necessary, except where the failure to be so qualified or licensed or in good standing would not and would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of each of Stryker and Acquireco, as the case may be, to perform its obligations under this Agreement or to consummate the Arrangement and pay the aggregate Consideration, or prevent or materially delay the consummation of any of the Arrangement and the other transactions contemplated by this Agreement (a “Stryker Material Adverse Effect”).

(b)                                 Authorization; Validity of Agreement; Company Action. Each of Stryker and Acquireco has all necessary corporate power and authority to execute and deliver this Agreement and the agreements and other documents to be entered into by it hereunder, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereunder and thereunder. The execution, delivery and performance by Stryker and Acquireco of this Agreement, the Arrangement and the agreements and other documents to be entered into by it hereunder and the consummation by Stryker and Acquireco of the transactions contemplated hereunder and thereunder, have been duly and validly authorized by the board of directors of each of Stryker and Acquireco, and by Stryker as the sole shareholders of Acquireco, and no other corporate proceeding on the part of Stryker or Acquireco is necessary to authorize the execution, delivery and performance by Stryker and Acquireco of this Agreement and the agreements and other documents to be entered into by it hereunder or the consummation of the Arrangement. This Agreement has been duly and validly executed and delivered by Stryker and Acquireco and, assuming due and valid authorization, execution and delivery of this Agreement by Novadaq, is a valid and binding obligation of each of Stryker and Acquireco enforceable against each of them in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)                                  No Conflict; Required Filings and Consent.

(i)                                     The execution and delivery by Stryker and Acquireco of this Agreement and the performance by each of them of its obligations hereunder and the completion of the Arrangement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) violate, conflict with or result in a breach of:

(A)                               any provision of the articles, by-laws or other constating documents of Stryker or Acquireco, except as would not,

individually or in the aggregate, have or reasonably be expected to have a Stryker Material Adverse Effect;

(B)                               any Contract to which Stryker or Acquireco is a party or by which Stryker or Acquireco is bound, except as would not, individually or in the aggregate, have or reasonably be expected to have a Stryker Material Adverse Effect; or

(C)                               any Law to which Stryker or Acquireco is subject or by which Stryker or Acquireco is bound, subject to receipt of the Regulatory Approvals and except as would not, individually or in the aggregate, have or reasonably be expected to have a Stryker Material Adverse Effect;

(ii)                                  Other than the Regulatory Approvals, compliance with any applicable Laws, stock exchange rules and policies, the Interim Order and the Final Order, no Authorization of, or other action by or in respect of, or filing, recording, registering or publication with, or notification to, any Governmental Entity is necessary on the part of Stryker or Acquireco for the consummation by Stryker and Acquireco of its obligations in connection with the Arrangement under this Agreement or for the completion of the Arrangement, except for such Authorizations and filings as to which the failure to obtain or make would not, individually or in the aggregate, have or reasonably be expected to have a Stryker Material Adverse Effect.

(d)                                 Litigation. Except as it would not reasonably be expected to have a Stryker Material Adverse Effect, as of the date of this Agreement, there are no actions, suits or proceedings in progress, pending or, to the knowledge of Stryker, threatened, or, to the knowledge of Stryker, investigations by Governmental Entities in progress, pending or threatened, in each of the foregoing cases in this Section 4.1(d), against Stryker, Acquireco, or any of their respective property or assets or, to the knowledge of Stryker, any of their current or former directors or officers (in their capacities as such).

(e)                                  Available Funds. As of the Effective Time, Stryker will have sufficient available funds to consummate the Arrangement and pay the aggregate Consideration on the terms and subject to the conditions set forth herein, and to satisfy all other obligations payable at or prior to the Effective Time by Stryker and Acquireco pursuant to this Agreement and the Arrangement. Stryker’s and Acquireco’s obligations hereunder are not subject to any conditions regarding Stryker’s, Acquireco’s or any other Person’s ability to obtain financing for the Arrangement and the other transactions contemplated by this Agreement.

(f)                                   Brokers. Neither Stryker, Acquireco nor any of their respective affiliates has employed any broker, finder, investment banker, financial advisor or other person or incurred any liability for any brokerage fees, commissions, finder’s fees, financial advisory fees or other similar fees in connection with the transactions contemplated by this Agreement.

(g)                                  No Other Novadaq Representations or Warranties. Each of Stryker and Acquireco acknowledges that it and its Representatives have received access to such books and records, facilities, equipment, Contracts and other assets of Novadaq and its Subsidiaries, as applicable, which it and its Representatives have requested to review, and that it and its Representatives have had reasonable opportunity to meet with the management of Novadaq and to discuss the business and assets of Novadaq and its Subsidiaries. Except for the representations and warranties expressly set forth in this Agreement or in any certificate delivered pursuant to this Agreement, each of Stryker and Acquireco hereby acknowledges that none of Novadaq, its Subsidiaries or any other Person on their behalf, has made or is making any other express or implied representation or warranty with respect to Novadaq or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to Stryker, Acquireco or any of their respective Representatives or any information developed by Stryker, Acquireco or any of their respective Representatives. Each of Stryker and Acquireco (for itself and on behalf of its affiliates) expressly waives any claim relating to the foregoing matters. Each of Stryker and Acquireco hereby acknowledges (for itself and on behalf of its affiliates) that it has conducted, to its satisfaction, its own independent investigation of the business, operations, assets and financial condition of Novadaq and its Subsidiaries and, in making its determination to proceed with the Arrangement and the transactions contemplated by this Agreement, each of Stryker and Acquireco have relied solely on the representations and warranties expressly set forth in this Agreement and in any certificate delivered pursuant to this Agreement, and on the results of their own independent investigation.

(h)                                 No Vote. No vote of the stockholders of Stryker is required by any applicable Law or the organizational documents of Stryker in connection with the consummation of the Arrangement.

4.2                               Survival of Representations and Warranties

The representations and warranties of Stryker contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5
COVENANTS

5.1                               Covenants of Novadaq Regarding the Conduct of Business

Novadaq covenants and agrees that during the period from the date of this Agreement until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms, except as set forth on Section 5.1 of the Novadaq Disclosure Letter, as expressly required by this Agreement, as required by applicable Law, Governmental Entity or unless Stryker shall otherwise request or agree in writing (such agreement not to be unreasonably withheld, conditioned or delayed):

(a)                                 Novadaq shall and shall cause each of its Subsidiaries to: (i) conduct its and their respective businesses only in, and not take any action except in, the ordinary course of business consistent with past practice; and (ii) use commercially reasonable efforts to preserve intact its and their present business organization, goodwill, business relationships and assets in all material respects and to keep available the services of its and their officers and employees as a group;

(b)                                 without limiting the generality of Section 5.1(a), Novadaq shall not, and shall cause each of its Subsidiaries not to, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, directly or indirectly:

(i)            amend or propose to amend its articles or other constating documents;

(ii)           issue, sell, grant, award, pledge, dispose of or otherwise encumber or agree to issue, sell, grant, award, pledge, dispose of or otherwise encumber any Novadaq Shares or other equity or voting interests or any options, share appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any Novadaq Shares or other equity or voting interests or other securities or any shares of its Subsidiaries (including, for greater certainty, Novadaq Options, Novadaq DSUs, Novadaq RSUs or any other equity based awards), other than pursuant to the exercise or vesting of Novadaq Options, Novadaq DSUs and Novadaq RSUs in accordance with their terms;

(iii)          split, combine or reclassify any outstanding Novadaq Shares or the securities of any of its Subsidiaries;

(iv)          declare, set aside or pay any dividend or make any other distribution (whether in cash, securities, or property or any combination thereof), other than cash dividends in the ordinary course;

(v)           redeem, purchase or otherwise acquire or offer to purchase or otherwise acquire Novadaq Shares or other securities of Novadaq or any securities of its Subsidiaries;

(vi)          amend the terms of any securities of Novadaq or any of its Subsidiaries;

(vii)         create any Subsidiary;

(viii)        adopt or propose a plan of liquidation or resolutions providing for the liquidation or dissolution of Novadaq or any of its Subsidiaries;

(ix)          reorganize, amalgamate or merge Novadaq or its Subsidiaries with any other Person;

(x)           sell, pledge, lease, dispose of, mortgage, licence, encumber or otherwise transfer or agree to sell, pledge, lease, dispose of, mortgage, licence,

encumber or otherwise transfer any tangible assets of Novadaq or any of its Subsidiaries or any interest in any tangible assets of Novadaq or any of its Subsidiaries, except (A) sales of inventory or obsolete assets in the ordinary course of business consistent with past practice and (B) other sales of tangible assets in the ordinary course of business consistent with past practice subject to a maximum (in terms of value of such assets or interests therein) of $2,000,000 (whether individually or in the aggregate);

(xi)                              acquire (by merger, consolidation, acquisition of shares or assets or otherwise) or agree to acquire, directly or indirectly, in one transaction or in a series of related transactions, any Person, or make any investment or agree to make any investment, directly or indirectly, in one transaction or in a series of related transactions, either by purchase of shares or securities, contributions of capital (other than to wholly-owned Subsidiaries), property transfer or purchase of any property or assets of any other Person, other than purchases of property or assets of any other Person in the ordinary course of business consistent with past practice that do not have a purchase or subscription price greater than $2,000,000 in the aggregate (including any assumed indebtedness);

(xii)                           with respect to any material Intellectual Property of Novadaq or any of its Subsidiaries, (A) transfer, assign or license to any Person any rights to such material Intellectual Property (except for licensing non-exclusive rights for the primary purpose of (1) conducting clinical research, entered into with a clinical research organization; (2) material transfer, sponsored research or other similar matters; (3) establishing confidentiality or non-disclosure obligations; (4) conducting clinical trials; or (5) manufacturing, labeling or selling Novadaq’s or any of its Subsidiaries’ products); (B) intentionally abandon, permit to lapse or otherwise dispose of any such material Intellectual Property; (C) make any change in such material Intellectual Property that is or would reasonably be expected to materially impair such material Intellectual Property or Novadaq’s rights with respect thereto; or (D) disclose to any Person (other than Representatives of Stryker or Acquireco), any trade secrets, know-how or confidential or proprietary information, except, in the case of confidential or proprietary information, in the ordinary course of business to a Person that is subject to confidentiality obligations;

(xiii)                        incur any capital expenditures or enter into any agreement obligating Novadaq or its Subsidiaries to provide for future capital expenditures other than (A) budgeted capital expenditures that that are included in the annual budget for the current fiscal year, a true, complete and correct copy of which is attached to Section 5.1(b)(xiii) of the Novadaq Disclosure Letter, (B) placements of machinery with customers in the ordinary course of business consistent with past practice; or (C) any other capital expenditures not to exceed $2,000,000 in the aggregate;

(xiv)                       make any changes in financial accounting methods, principles, policies or practices, except as required, in each case, by IFRS;

(xv)                          reduce the stated capital of the shares of Novadaq or any of its Subsidiaries;

(xvi)                       incur, create, assume or otherwise become liable for any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities, or guarantee, endorse or otherwise become responsible for, the obligations of any other Person or make any loans or advances, in any such individual case, in an amount in excess of $100,000, other than in connection with advances under Novadaq’s or any Subsidiary’s existing credit facilities; provided that any such indebtedness created, incurred, assumed or for which Novadaq or any Subsidiary becomes liable in accordance with the foregoing is prepayable at or prior to the Effective Time without premium, penalty or other incremental costs (including breakage costs) in excess of $100,000, in the aggregate;

(xvii)                    pay, discharge, settle, satisfy, compromise, waive, assign or release any claims, rights, liabilities or obligations (including any litigation, proceeding or investigation (x) by any Governmental Entity, (y) the settlement of which would result in any relief, other than the payment by Novadaq of an amount in cash, including debarment, corporate integrity agreements, any undertaking restricting the operations of Novadaq’s business or the granting of licenses, deferred prosecution agreements, consent decrees, plea agreements or mandatory or permissive exclusion, seizure or detention of product, or notification, repair or replacement; or (z) by the FDA or the United States Department of Justice (or any foreign equivalent thereof) arising under Federal Health Care Program Laws or comparable applicable Laws (or any foreign equivalent thereof)), other than:

(A)                               the payment, discharge, settlement or satisfaction of liabilities in an amount less than $100,000 individually or $2,000,000 in the aggregate; or

(B)                               payment of any fees related to the Arrangement;

(xviii)                 enter into any agreement that, if entered into prior to the date hereof, would have been a Novadaq Material Contract, or modify, amend in any material respect, transfer or terminate any Novadaq Material Contract, or waive, release, or assign any material rights or claims thereto or thereunder;

(xix)                       enter into or terminate any material interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or other financial instruments or like transaction, other than in the ordinary course of business consistent with past practice;

(xx)                          enter into any new line of business outside of imaging technology or other existing product lines of Novadaq, or materially change the business carried on by Novadaq and its Subsidiaries, as a whole;

(xxi)                       except as required by the terms of the Novadaq Benefit Plans or any written employment Contracts in effect on the date of this Agreement and disclosed in the Data Room, (A) grant, accelerate, or increase any severance, change of control or termination pay to (or amend any existing arrangement relating to the foregoing with) any director, officer, employee or individual consultant of Novadaq or any of its Subsidiaries; (B) grant, accelerate, or increase any payment, award (equity or otherwise) or other benefits payable to, or for the benefit of, any director, officer, employee or individual consultant of Novadaq or any of its Subsidiaries, except in the ordinary course of business consistent with past practice; (C) increase the coverage, contributions, funding requirements or benefits available under any Novadaq Benefit Plan or create any new plan which would be considered to be a Novadaq Benefit Plan once created; (D) increase compensation (in any form), bonus levels or other benefits payable to any director, officer, employee or consultant of Novadaq or any of its Subsidiaries or grant any general increase in the rate of wages, salaries, bonuses or other remuneration, except in the ordinary course of business consistent with past practice; (E) make any material determination under any Novadaq Benefit Plan that is not in the ordinary course of business consistent with past practice, other than determinations in furtherance of acceleration, vesting or similar determinations in connection with the transactions described herein; or (F) take or propose any action to effect any of the foregoing; provided that nothing in this Agreement shall be deemed to (X) guarantee employment for any period of time for, or preclude the ability of Stryker to terminate the employment of, any employee of Novadaq after the Effective Time, (Y) require Stryker to continue any benefit plan or to prevent the amendment, modification or termination thereof after the Effective Date or will prohibit Stryker from amending or terminating any benefit plan or arrangement covering any continuing employee on or after the Effective Date, or (Z) constitute an amendment to any benefit plan;

(xxii)                    negotiate, enter into, extend, amend or terminate any employment, severance, consulting, termination or other similar agreement with any of its officers, directors, employees, agents or consultants, any collective bargaining agreement or any Novadaq Benefit Plan, in each case, other than (A) severance agreements entered into in connection with terminating employees (other than Key Employees) in the ordinary course of business consistent with past practice, (B) offer letters entered into in the ordinary course of business, consistent with past practice, that do not provide for severance (except as required by applicable Law) or change in control benefits, or (C) consulting agreements entered into in the ordinary course of business consistent with past practice, (D) amendments required by Law or required to maintain the tax-qualified or registered status of any Novadaq Benefit Plan under Section 401(a) of the Code or other applicable Law or (E) compensation arrangements that are generally consistent with past practice and entered into with employees hired after the date of this Agreement and who earn an annualized base salary or wage not greater than $110,000 (or its equivalent);

(xxiii)                 make or forgive any loans or advances to any of its officers, directors, employees, agents or consultants other than making loans pursuant to the terms of Novadaq Benefit Plans as in effect on the date hereof or change its existing borrowing or lending arrangements for or on behalf of any of such persons pursuant to an employee benefit plan or otherwise;

(xxiv)                make any bonus or profit sharing distribution or similar payment of any kind;

(xxv)                   waive, release or condition any material non-compete, non-solicit, non-disclosure, confidentiality or other restrictive covenant owed to Novadaq;

(xxvi)                (A) hire any Person earning an annualized base salary or wage greater than $110,000 (or its equivalent) or (B) terminate, except for cause, the employment of any Person earning an annualized base salary or wage greater than $75,000 (or its equivalent); or

(xxvii)             take any action or fail to take any action which action or failure to act would reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension of, or the revocation or limitation of rights under, any material Authorizations necessary to conduct its businesses as now conducted, and use its commercially reasonable efforts to maintain such Authorizations;

(c)                                  Novadaq shall use all commercially reasonable efforts to cause its current material insurance (or re-insurance) policies maintained by Novadaq or any of its Subsidiaries not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and reinsurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that, subject to Section 5.7(a), neither Novadaq nor any of its Subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months;

(d)                                 Novadaq and each of its Subsidiaries shall not, without the prior written consent of Stryker, to the extent such action materially affects Novadaq and its Subsidiaries, taken as a whole:

(i)            take any action inconsistent with past practice relating to the filing of any Tax Return or the withholding, collecting, remitting and payment of any Tax;

(ii)           amend any Tax Return or change any of its methods of reporting income, deductions or accounting for income Tax purposes from those employed in the preparation of its income Tax return for the taxation year ended December 31, 2016;

(iii)          make or revoke any material election relating to Taxes, other than any election that has yet to be made in respect of any event or circumstance occurring prior to the date of the Agreement;

(iv)          enter into any Tax sharing, Tax allocation, Tax related waiver or Tax indemnification agreement; or

(v)           settle (or offer to settle) any Tax claim, audit, proceeding or re-assessment;

(e)                                  Novadaq and its Subsidiaries shall use commercially reasonable efforts to not knowingly undertake any transaction or series of transactions that would have the effect of preventing Acquireco, its successor or assigns from obtaining the benefit of a “full tax cost bump” pursuant to paragraphs 88(1)(c) and (d) of the Tax Act in respect of non-depreciable capital property owned by Novadaq;

(f)                                   Novadaq shall prepare, or shall cause to be prepared, and shall file prior to the Effective Date all sales and use Tax Returns of Novadaq and its Subsidiaries that are required to be filed on or before the Effective Date and that are described in Section 3.1(v)(iv) of the Novadaq Disclosure Letter or that have not been timely filed when due, and shall remit all sales and use Taxes that are required to be paid in respect of such Tax Returns;

(g)                                  Novadaq shall keep Stryker reasonably informed, on a current basis, of any events, discussions, notices or changes with respect to any Tax investigation (other than ordinary course communications which could not reasonably be expected to be material to Novadaq and its Subsidiaries, taken as a whole);

(h)                                 On or before the Effective Time, Novadaq shall provide Stryker with a true, correct and complete list of all employees whose employment has been terminated within ninety (90) calendar days preceding the Effective Time, or whose work hours have been reduced within six (6) months preceding the Effective Time; such list will indicate the employee’s name, site of employment, position or job title, starting date of employment, and date of employment loss, termination or layoff, and, if applicable, the amount of hour reduction for each calendar month during the six (6) month period preceding the Effective Time.  Subject to Novadaq providing the list described in the preceding sentence, Novadaq shall be responsible for compliance with the Worker’s Adjustment and Retraining Notification Act of 1988, as amended (the “WARN Act”) and any similar applicable Law or regulation or plan provision with respect to the continued employment of any Novadaq employee after the Effective Time.  The parties will cooperate in good faith with regard to any notification that may be required by the WARN Act or other similar applicable Law as a result of the transactions contemplated by this Agreement; and

(i)                                     Novadaq shall not authorize, agree to, propose, enter into or modify any contract, agreement, commitment or arrangement, to do any of the matters prohibited by the other subsections of this Section 5.1 or resolve to do so.

5.2                               Mutual Covenants of the Parties Relating to the Arrangement

Each of the Parties covenants and agrees that, subject to the terms and conditions of this Agreement, during that period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, other than in connection with obtaining the Regulatory Approvals, which approvals shall be governed by the provisions of Section 5.4:

(a)                                 it shall use its commercially reasonable efforts to, and shall cause its Subsidiaries to use all commercially reasonable efforts to, satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement, including using its commercially reasonable efforts to promptly: (i) obtain all necessary waivers, consents and approvals required to be obtained by it from parties to Novadaq Material Contracts; (ii) obtain all necessary and material Authorizations as are required to be obtained by it or any of its Subsidiaries under applicable Laws; (iii) fulfill all conditions and satisfy all provisions of this Agreement and the Arrangement, including delivery of the certificates of their respective officers contemplated by Sections 6.2(a), 6.2(b), 6.2(c), 6.3(a) and 6.3(b); and (iv) co-operate with the other Party in connection with the performance by it and its Subsidiaries of their obligations hereunder;

(b)                                 it shall not take any action, shall refrain from taking any action, and shall not permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to, individually or in the aggregate, materially impede or materially delay the consummation of the Arrangement or the other transactions contemplated herein;

(c)                                  it shall use commercially reasonable efforts to: (A) defend all lawsuits or other legal, regulatory or other Proceedings against itself or any of its Subsidiaries challenging or affecting this Agreement or the consummation of the transactions contemplated hereby; (B) appeal, overturn or have lifted or rescinded any injunction or restraining order or other order, including Orders, relating to itself or any of its Subsidiaries which may materially adversely affect the ability of the Parties to consummate the Arrangement; and (C) appeal or overturn or otherwise have lifted or rendered non-applicable in respect of the Arrangement, any Law that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins Novadaq or Stryker from consummating the Arrangement; and

(d)                                 it shall carry out the terms of the Interim Order and Final Order applicable to it and use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on it or its Subsidiaries or affiliates with respect to the transactions contemplated hereby.

5.3                               Covenants of Novadaq Relating to Incentive Awards

At the written request of Stryker, Novadaq shall take such commercially reasonable actions as are necessary under the terms of the Novadaq Employee Share Plans and the Plan of Arrangement, to facilitate the surrender and termination of all Novadaq RSUs, Novadaq DSUs and the Novadaq Options at or prior to the Effective Time on the terms contemplated in the Plan of Arrangement. Stryker acknowledges and agrees that Stryker, Novadaq or any other Person that makes a payment to a holder of Novadaq Options in connection with the surrender or termination of the Novadaq Options that give rise to Tax under the Tax Act will forego that portion of the income Tax deduction under the Tax Act that is attributable to such payment and will comply with the requirements described in subsection 110(1.1) of the Tax Act. Holders of Novadaq Options who will receive no payment in exchange for the cancellation of their Novadaq Options as a result of the transactions contemplated in this Agreement and in the Plan of Arrangement and who work outside Canada or worked outside Canada when they received their Novadaq Option grant shall receive written notice of the treatment of their Novadaq Options and the opportunity to exercise such Novadaq Options before they are cancelled in accordance with this Agreement and the Plan of Arrangement.

5.4                               Regulatory Approvals

(a)                                 Each of Stryker and Novadaq shall as promptly as practicable and in any case, within fifteen (15) Business Days after the date of this Agreement (unless a later date is otherwise agreed to by Novadaq), file their respective Part IX notification under the Competition Act and file any notification and report form and related material that may be required pursuant to the HSR Act, in each case in respect of the transactions contemplated by this Agreement.

(b)                                 Stryker shall, as promptly as practicable and in any event within fifteen (15) Business Days after the date of this Agreement (unless a later date is otherwise agreed to by Novadaq), file an application for an Advance Ruling Certificate or No-Action Letter under the Competition Act in respect of the transactions contemplated by this Agreement.

(c)                                  Each of Stryker and Novadaq shall file, as promptly as practicable after the date of this Agreement, any other filings or notifications under any other applicable federal, provincial, state or foreign Law required to obtain any Regulatory Approvals.

(d)                                 Stryker will be responsible for the filing fees (including any Taxes thereon) in respect of any filing made to any Governmental Entity in respect of any Regulatory Approvals.

(e)                                  With respect to obtaining the Regulatory Approvals, each of Stryker and Novadaq shall:

(i)                                     not extend or consent to any extension of any applicable waiting or review period or enter into any agreement with a Governmental Entity to not consummate the transactions contemplated by this Agreement, except upon the prior consent of the other Party;

(ii)                                  promptly notify the other Party of written or oral communications of any nature from a Governmental Entity relating to any Regulatory Approval and provide the other Party with copies thereof, except to the extent such communications relate to valuation, competitively or commercially sensitive information or other sensitive or privileged information of such Party, which will be provided only to the external legal counsel or external expert of the other and shall not be shared by such counsel or expert with any other Person;

(iii)                               subject to Sections 5.4(e)(ii), 5.4(e)(iv) and 5.4(e)(v), respond as promptly as reasonably possible to any inquiries or requests received from a Governmental Entity in respect of any Regulatory Approval;

(iv)                              permit the other Party to review in advance any proposed written communications of any nature with a Governmental Entity in respect of any Regulatory Approval, and provide the other Party with final copies thereof except to the extent such communications relate to valuation, competitively or commercially sensitive information or other sensitive or privileged information of such Party, which will be redacted from the draft written communications to be shared with the other Party pursuant to this Section 5.4(e)(iv) and will be provided (on an unredacted basis) only to the external legal counsel or external expert of the other and shall not be shared by such counsel or expert with any other Person; and

(v)                                 not participate in any meeting or discussion (whether in person, by phone or otherwise) with a Governmental Entity in respect of any Regulatory Approval unless it consults with the other Party in advance and gives the other Party the reasonable opportunity to attend and participate thereat.

(f)                                   In order to permit and cause the Effective Time to occur as soon as possible and prior to the Outside Date, each of Stryker and Novadaq shall use its commercially reasonable efforts to, or cause to be done, all commercially reasonable things necessary, proper or advisable to obtain the Competition Act Approval and the HSR Approval prior to the Outside Date, including by litigating until the Outside Date against any Governmental Entity challenging or seeking to restrain or prohibit the consummation of the Arrangement or any of the other transactions contemplated by this Agreement on the basis that the Competition Act Approval or the HSR Approval should not be granted.

(g)                                  Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, Novadaq shall not (without the prior written consent of Stryker), and in no event shall Stryker or any of its affiliates be required to, propose, negotiate, agree to, commit to or effect, by consent decree, hold separate orders, or otherwise, (i) any restraint, prohibition, limitation, restriction or alteration to the Arrangement or any of the other transactions contemplated by this Agreement or, in connection with the Arrangement or the other transactions contemplated by this Agreement, any damages, (ii) any restraint, prohibition, limitation, restriction or alteration in any respect, or any conditions on, the ownership or operation by Stryker, or its affiliates or Novadaq of any of the business or assets of Stryker and its affiliates or Novadaq, or disposition of or agreement to hold separate any of the business or assets of Stryker and its affiliates or of Novadaq, in each case as a result of the Arrangement or any of the other transactions contemplated by this Agreement, (iii) any limitations on the ability of Stryker or any of its affiliates to acquire or hold, or exercise full rights of ownership of, the shares of Novadaq, including the right to vote such shares on all matters properly presented to the stockholders of Novadaq, (iv) any restraint, prohibition, limitation, restriction or alteration of Stryker or any of its affiliates from effectively controlling in any material respect the business or operations of Novadaq or (v) the disposition of any assets, properties or businesses or of the assets, properties or businesses to be acquired by it pursuant hereto.

5.5                               Non-Solicitation

(a)                                 Except as otherwise expressly provided in this Section 5.5, Novadaq and its Subsidiaries shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of Novadaq or any of its Subsidiaries (collectively, the “Representatives”):

(i)                                     solicit, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of Novadaq or any Subsidiary) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal;

(ii)                                  enter into, engage in, continue or otherwise participate in any discussions or negotiations with any Person (other than Stryker and its Subsidiaries or affiliates) in respect of any inquiry, proposal or offer that constitutes or may reasonably be expected to lead to an Acquisition Proposal; provided that, for greater certainty, Novadaq shall be permitted to: (A) communicate with any Person for the sole purposes of clarifying the terms and conditions of any inquiry, proposal or offer made by such Person; (B) advise any Person of the restrictions of this Agreement; and (C) advise any Person making an Acquisition Proposal that the Novadaq Board has determined that such Acquisition Proposal does not constitute or is not reasonably expected to constitute or lead to a Superior Proposal;

(iii)                               make a Novadaq Change in Recommendation;

(iv)                              accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any publicly announced Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than five (5) Business Days following the public announcement of such Acquisition Proposal will not be considered to be in violation of this Section 5.5(a)(iv); provided that the Novadaq Board has rejected such Acquisition Proposal and affirmed the Novadaq Board Recommendation by press release before the end of such five (5) Business Day period (or in the event that the Shareholder Meeting is scheduled to occur within such five (5) Business Day period, prior to the third (3rd) Business Day prior to the date of the Shareholder Meeting); provided, further, that Novadaq shall provide Stryker and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by Stryker and its counsel); or

(v)                                 accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 5.5(e)).

(b)                                 Novadaq shall, and shall cause its Subsidiaries and Representatives to, without any limitation of the exclusivity provisions set forth in the Confidentiality Agreement, immediately cease any existing solicitation, encouragement, discussions, negotiations or other activities commenced prior to the date of this Agreement with any Person (other than Stryker and its Subsidiaries or affiliates) conducted by Novadaq or any of its Subsidiaries or Representatives with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and, in connection therewith, Novadaq will:

(i)                                     immediately discontinue access to and disclosure of its and its Subsidiaries’ confidential information (and not allow access to or disclosure of any such confidential information, or any data room, virtual or otherwise); and

(ii)                                  shall as soon as possible request (and in any case within two (2) Business Days), and exercise all rights it has (or cause its Subsidiaries to exercise any rights that they have) to require the return or destruction of all confidential information (including derivative information) regarding Novadaq and its Subsidiaries previously provided since June 30, 2016, in connection therewith to any Person other than Stryker to the extent such information has not already been returned or destroyed.

(c)                                  Novadaq represents and warrants that since January 1, 2017, neither Novadaq nor any of its Subsidiaries has waived any standstill, confidentiality, non-disclosure, business purpose, use or similar agreement or restriction to which Novadaq or any of its Subsidiaries is a Party. Subject to Section 5.5(e), Novadaq covenants and agrees that (i) Novadaq shall use commercially reasonable efforts to enforce each standstill, confidentiality, non-disclosure, business purpose, use or similar agreement or restriction to which Novadaq or any of its Subsidiaries is a party, and (ii) neither Novadaq nor any of its Subsidiaries nor any of their respective Representatives have released or will, without the prior written consent of Stryker, release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting Novadaq, or any of its Subsidiaries, under any standstill, confidentiality, non-disclosure, business purpose, use or similar agreement or restriction to which Novadaq or any of its Subsidiary is a party (it being acknowledged by Stryker and Acquireco that the automatic termination or automatic release, in each case pursuant to the terms thereof, of any standstill restrictions of any such agreements as a result of the entering into and announcement of this Agreement shall not be a violation of this Section 5.5(c)).

(d)                                 If Novadaq, or any of its Subsidiaries or any of their respective Representatives receives or otherwise becomes aware of either:

(i)                                     any inquiry, proposal or offer made after the date of this Agreement that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal; or

(ii)                                  any request for copies of, access to, or disclosure of, confidential information relating to Novadaq or any Subsidiary, including information, access or disclosure relating to the properties, facilities, books or records of Novadaq or any Subsidiary, in each case made after the date of this Agreement;

then, Novadaq shall notify Stryker as soon as practicable, and in any event at first orally within 24 hours, and then in writing within 48 hours, of such Acquisition Proposal, inquiry, proposal, offer or request, including the identity of the Person making such Acquisition Proposal, inquiry, proposal, offer or request and the material terms and conditions thereof and copies of all written documents, correspondence or other material received in respect of, from or on behalf of any such Person. Novadaq shall keep Stryker fully informed on a current basis of the status of material developments and (to the extent permitted by Section 5.5(e)) discussions and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any material changes, modifications or other amendments thereto.

(e)                                  Notwithstanding any other provision of this Section 5.5, if at any time following the date of this Agreement and prior to the Novadaq Shareholder Approval having been obtained, Novadaq receives a request for material non-public information, or to enter into discussions, from a Person that proposes to Novadaq an unsolicited bona fide written Acquisition Proposal, Novadaq may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of information, properties, facilities, books or records of Novadaq or its Subsidiaries, if any only if:

(i)                                     the Novadaq Board determines, in good faith after consultation with its outside financial and legal advisors, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal;

(ii)                                  such Person is not restricted from making an Acquisition Proposal pursuant to an existing standstill or similar restriction with Novadaq or any of its Subsidiaries;

(iii)                               Novadaq has been, and continues to be, in compliance with its obligations under this Section 5.5 in all material respects; and

(iv)                              prior to providing any such copies, access or disclosures, Novadaq enters into a confidentiality and standstill agreement with such Person substantially in the same form as the Confidentiality Agreement (which confidentiality and standstill agreement shall be subject to Section 5.5(c)) and any such copies, access or disclosure provided to such Person shall have already been (or simultaneously be) provided to Stryker.

(f)                                   If Novadaq receives an Acquisition Proposal that constitutes a Superior Proposal prior to the Novadaq Shareholder Approval having been obtained the Novadaq Board may, (1) make a Novadaq Change in Recommendation in response to such Superior Proposal and/or (2) cause Novadaq to terminate this Agreement pursuant to Section 7.2(a)(iv)(B) (including payment of the applicable amounts required to be paid pursuant to Section 7.3) and concurrently enter into a definitive agreement with respect to the Superior Proposal (other than a confidentiality agreement permitted by Section 5.5(e)) (a “Proposed Agreement”), if and only if:

(i)                                     the Person making such Superior Proposal is not restricted from making an Acquisition Proposal pursuant to an existing standstill, confidentiality, non-disclosure, business purpose, use or similar restriction;

(ii)                                  Novadaq has been, and continues to be, in compliance with its obligations under this Section 5.5 in all material respects;

(iii)                               Novadaq or its Representatives have delivered to Stryker the information required by Section 5.5(d), as well as a written notice (the “Superior Proposal Notice”) of the determination of the Novadaq Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Novadaq Board to make a Novadaq Change in Recommendation and/or terminate this Agreement pursuant to Section 7.2(a)(iv)(B) to concurrently enter into the Proposed Agreement with respect to such Superior Proposal, as applicable;

(iv)                              in the case of (2), Novadaq or its Representatives have provided Stryker a copy of the Proposed Agreement and all supporting materials, including any financing documents with customary redactions supplied to Novadaq in connection therewith;

(v)                                 five (5) Business Days (the “Response Period”) shall have elapsed from the date on which Stryker has received the Superior Proposal Notice and all documentation referred to in Section 5.5(f)(iii) and Section 5.5(f)(iv);

(vi)                              during any Response Period, Stryker has had the opportunity (but not the obligation) in accordance with Section 5.5(g), to offer to amend this Agreement and the Plan of Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(vii)                           after the Response Period, the Novadaq Board (A) has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by Stryker under Section 5.5(g)) and (B) has determined in food faith, after consultation with its outside legal counsel, that the failure by the Novadaq Board to make a Novadaq Change in Recommendation and/or to cause Novadaq to terminate this Agreement to enter into the Proposed Agreement, as applicable, would be inconsistent with its fiduciary duties; and

(viii)                        in the case of (2), prior to or concurrently with terminating this Agreement pursuant to Section 7.2(a)(iv)(B), Novadaq enters into such Proposed Agreement and concurrently pays to Stryker the amounts required to be paid pursuant to Section 7.3.

(g)                                  During the Response Period, or such longer period as Novadaq may approve in writing for such purpose: (i) the Novadaq Board shall review any offer made by Stryker under Section 5.5(f)(vi) to amend the terms of this Agreement and the Plan of Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal and (ii) Novadaq shall negotiate in good faith with Stryker to make such amendments to the terms of this Agreement and the Arrangement as would enable Stryker to proceed with the transactions contemplated by this Agreement on such amended terms. If the Novadaq Board determines that such Acquisition Proposal would cease to be a Superior Proposal, Novadaq shall promptly so advise Stryker and Novadaq and Stryker shall amend this Agreement to reflect such offer made by Stryker, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(h)                                 Each successive amendment or modification to any Acquisition Proposal or Proposed Agreement that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Novadaq Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 5.5, and Stryker shall be afforded a new five (5) Business Day Response Period from the date on which Stryker has received the notice and all documentation referred to in Section 5.5(f)(iii) and Section 5.5(f)(iv) with respect to the new Superior Proposal from Novadaq.

(i)                                     The Novadaq Board shall promptly reaffirm the Novadaq Board Recommendation by press release after any Acquisition Proposal which is not determined to be a Superior Proposal is publicly announced or the Novadaq Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 5.5(g) would result in an Acquisition Proposal no longer being a Superior Proposal. Novadaq shall provide Stryker and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by Stryker and its counsel.

(j)                                    In circumstances where Novadaq provides Stryker with notice of a Superior Proposal and all documentation contemplated by Section 5.5(f)(iii) and Section 5.5(f)(iv) on a date that is less than seven (7) Business Days prior to the scheduled date of the Shareholder Meeting, Novadaq shall either proceed with or postpone the Shareholder Meeting to a date that is not more than ten (10) Business Days after the scheduled date of such Shareholder Meeting, as directed by Stryker.

(k)                                 Without limiting the generality of the foregoing, Novadaq shall advise its Subsidiaries and its Representatives of the prohibitions set out in this Section 5.5 and any violation of the restrictions set forth in this Section 5.5 by Novadaq, its Subsidiaries or Representatives shall be deemed to be a breach of this Section 5.5 by Novadaq.

(l)                                     Nothing in this Agreement shall prevent the Novadaq Board from making any disclosure to the Novadaq Shareholders if the Novadaq Board, acting in good faith and upon the advice of its outside legal and financial advisors, shall have determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Novadaq Board or such disclosure is otherwise required under Law; provided, however, that the foregoing will in no way eliminate or modify the effect that the making of such disclosure would otherwise have under this Agreement, including whether there has been a Novadaq Change in Recommendation.

5.6                               Access to Information; Confidentiality

(a)                                 From the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to its terms, subject to compliance with applicable Laws and the terms of any existing Contracts, Novadaq shall, and shall cause its Representatives to, afford to Stryker and its Representatives such access as Stryker may reasonably require at all reasonable times, including, for the purpose of facilitating integration business planning, to its officers, employees, agents, properties, books, records and Contracts, and shall furnish Stryker with all data and information as Stryker may reasonably request.

(b)                                 Stryker and Novadaq acknowledge and agree that information furnished pursuant to this Section 5.6 shall be subject to the terms and conditions of the Confidentiality Agreement. Any such investigation by Stryker and its Representatives under this Section 5.6 or otherwise shall not mitigate, diminish or affect the representations and warranties of Novadaq contained in this Agreement or any document or certificate delivered pursuant hereto.

(c)                                  Notwithstanding any provision of this Agreement, Novadaq shall not be obligated to provide access to, or to disclose, any information to Stryker if Novadaq reasonably determines that such access or disclosure would jeopardize any attorney-client or other privilege claim by Novadaq or any of its Subsidiaries; provided that Novadaq shall use its commercially reasonable efforts to otherwise make available such information to Stryker notwithstanding such impediment, including by causing the documents or information that are subject to such privilege to be provided in a manner that would not reasonably be expected to violate or jeopardize such privilege.

5.7                               Insurance and Indemnification

(a)                                 Prior to the Effective Time, following a review and formal written acceptance of the terms and conditions by Stryker, Novadaq shall purchase customary “tail” policies of directors’ and officers’ liability, products and completed operations liability and employment practices liability insurance from a reputable and financially sound insurance carrier and containing terms and conditions no less favourable in the aggregate to the protection provided by the policies maintained by Novadaq and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Time and Novadaq will, and will cause its Subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Time; provided, that Novadaq and its Subsidiaries shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policies shall not exceed 250% of Novadaq’s current annual aggregate premium for policies currently maintained by Novadaq or its Subsidiaries.

(b)                                 Novadaq will, and will cause its Subsidiaries to, honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of Novadaq and its Subsidiaries under Law and, to the extent that they are disclosed in the Novadaq Disclosure Letter, under the articles or other constating documents of Novadaq and/or its Subsidiaries or under any agreement or contract of any indemnified person with Novadaq or with any of its Subsidiaries, and acknowledges that such rights shall survive the completion of the Plan of Arrangement, and, to the extent within the control of Novadaq, Novadaq shall ensure that the same shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such indemnified person and shall continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Date.

(c)                                  From and following the Effective Time, Stryker will cause Novadaq to comply with its obligations under Section 5.7(a) and Section 5.7(b).

(d)                                 If Novadaq or Stryker or any of their successors or assigns shall (i) amalgamate, consolidate with or merge or wind-up into any other person and shall not be the continuing or surviving corporation or entity; or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns and transferees of Novadaq or Stryker, as the case may be, shall assume all of the obligations of Novadaq or Stryker, as applicable, set forth in this Section 5.7.

(e)                                  The provisions of this Section 5.7 are intended for the benefit of, and shall be enforceable by, each insured or indemnified Person, his or her heirs and his or her legal representatives and, for such purpose, Novadaq hereby confirms that it is acting as trustee on their behalf, and agrees to enforce the provisions of this Section 5.7 on their behalf. Furthermore, this Section 5.7 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six years.

5.8                               Pre-Acquisition Reorganization

(a)                                 Novadaq will agree to effect such reorganization of its business, operations, subsidiaries and assets or such other transactions (each, a “Pre-Acquisition Reorganization”) as Stryker or Acquireco may reasonably request prior to the Effective Date, and the Plan of Arrangement, if required, shall be modified accordingly; provided, however, that the obligations of Novadaq pursuant to this Section 5.8 shall be conditional on the understanding that (i) any Pre-Acquisition Reorganization is not, in the opinion of Novadaq or Novadaq’s counsel, acting reasonably, prejudicial to the Novadaq Shareholders or Novadaq Equity Award Holders, (ii) any Pre-Acquisition Reorganization does not require Novadaq to obtain the approval of the Novadaq Shareholders, (iii) any Pre-Acquisition Reorganization shall not, in the opinion of Novadaq, acting reasonably, materially impede or materially delay the consummation of the Arrangement, (iv) any Pre-Acquisition Reorganization shall not, in the opinion of Novadaq, acting reasonably, materially interfere with the ongoing operations of Novadaq or its Subsidiaries, (v) any Pre-Acquisition Reorganization shall not require Novadaq or any Subsidiary to contravene any applicable Laws, their respective organization documents or any Contract, (vi) Novadaq and its Subsidiaries shall not be obligated to take any action that would reasonably be expected to result in any Taxes being imposed on, or any adverse Tax or other consequences to, any Novadaq Shareholder or Novadaq Equity Award Holders of incrementally greater than the Taxes or other consequences to such party in connection with the consummation of the Arrangement in the absence of any Pre-Acquisition Reorganization, (vii) any Pre-Acquisition Reorganization is effected with effect as of no earlier than one day prior to the Effective Time, and contingent upon the occurrence of the Effective Time, and (viii) Novadaq, its Subsidiaries and their respective officers, directors, employees, agents advisors and Representatives shall have received an indemnity, in form and substance satisfactory to Novadaq, acting reasonably, from Stryker from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization. Stryker shall provide written notice to Novadaq of any proposed Pre-Acquisition Reorganization in reasonable detail at least 15 Business Days prior to the date of the Shareholder Meeting. Any step or action taken by Novadaq or its Subsidiaries in furtherance of a proposed Pre-Acquisition Reorganization shall not be considered to be a breach of any representation, warranty or covenant of Novadaq contained in this Agreement. If the Arrangement is not completed, Stryker or Acquireco shall forthwith reimburse Novadaq or at Novadaq’s direction, its Subsidiaries, for all reasonable fees and expenses (including any professional fees and expenses and taxes) incurred by the Novadaq and its Subsidiaries in considering or effecting a Pre-Acquisition Reorganization and shall be responsible for any fees, expenses and costs (including professional fees and expenses and taxes) of Novadaq and its Subsidiaries in reversing or unwinding any Pre-Acquisition Reorganization that was effected prior to the Effective Date.

(b)                                 Novadaq agrees that it shall, and shall cause each of its Subsidiaries to, co-operate with Stryker and Acquireco in good faith to plan, prepare and implement such Pre-Acquisition Reorganizations as are desirable and requested by Stryker or Acquireco.

ARTICLE 6
CONDITIONS

6.1                               Mutual Conditions Precedent

The respective obligations of the Parties to complete the Arrangement are subject to the fulfillment of each of the following conditions precedent on or before the Effective Time, each of which may only be waived with the mutual consent of the Parties:

(a)                                 the Arrangement Resolution shall have been approved and adopted by Novadaq Shareholders at the Shareholder Meeting in accordance with the Interim Order;

(b)                                 the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement and in form and substance acceptable to each of Stryker and Novadaq, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to either Novadaq or Stryker, each acting reasonably, on appeal or otherwise;

(c)                                  no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Order or Law which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement; and

(d)                                 the receipt of all Regulatory Approvals.

6.2                               Additional Conditions Precedent to the Obligations of Stryker

The obligation of Stryker and Acquireco to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Stryker and Acquireco and may be waived by Stryker and Acquireco, in whole or in part at any time, each in its sole discretion, without prejudice to any other rights which Stryker may have):

(a)                                 the representations and warranties of Novadaq set forth in: (i) Section 3.1(a)(i) [Organization], Section 3.1(b) [Authorization; Validity of Agreement; Company Action], Section 3.1(e) [Consents and Approvals; No Violations], Section 3.1(t)(ii) [No Novadaq Material Adverse Effect] and Section 3.1(hh) [Brokers;

Expenses] shall be true and correct in all respects as of the Effective Time as if made as at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date); (ii) the representations and warranties of Novadaq set forth in Section 3.1(c) [Board Approvals], Section 3.1(d) [Required Vote], Section 3.1(f) [Subsidiaries] and Section 3.1(i) [Capitalization; Listing] shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement; and (iii) the other provisions of this Agreement shall be true and correct in all respects (disregarding for purposes of this clause (iii) any materiality or Novadaq Material Adverse Effect qualification contained in any such representation or warranty) as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date), except in the case of this clause (iii) where the failure to be so true and correct in all respects, individually and in the aggregate, would not have a Novadaq Material Adverse Effect, and Novadaq shall have provided to Stryker and Acquireco a certificate of two senior officers of Novadaq certifying (on Novadaq’s behalf and without personal liability) the foregoing dated the Effective Date;

(b)                                 Novadaq shall have complied in all material respects with its covenants herein and Novadaq shall have provided to Stryker and Acquireco a certificate of two senior officers of Novadaq certifying (on Novadaq’s behalf and without personal liability) compliance with such covenants dated the Effective Date;

(c)                                  since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public), a Novadaq Material Adverse Effect (disregarding, for purposes of this Section 6.2(c), clause (ii) of the definition of such term) and Novadaq shall have provided to Stryker and Acquireco a certificate of two senior officers of Novadaq to that effect (on Novadaq’s behalf and without personal liability);

(d)                                 the number of Novadaq Shares held by Novadaq Shareholders that have validly exercised Dissent Rights shall not exceed 10% of the Novadaq Shares issued and outstanding as of the date hereof; and

(e)                                  there shall be no action or proceeding pending by a Governmental Entity, or by any other third party (as to which, in the case of such other third party, there is a reasonable likelihood of success), that is seeking to:

(i)                                     enjoin or prohibit Stryker’s or Acquireco’s ability to acquire, hold, or exercise full rights of ownership over, any Novadaq Shares, including the right to vote the Novadaq Shares; or

(ii)                                  materially delay the consummation of the Arrangement, or if the Arrangement is consummated, have a Novadaq Material Adverse Effect.

6.3                               Conditions Precedent to the Obligations of Novadaq

The obligation of Novadaq to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Novadaq and may be waived by Novadaq, in whole or in part at any time, in its sole discretion, without prejudice to any other rights which Novadaq may have):

(a)                                 the representations and warranties of Stryker set forth in (i) Section 4.1(a) [Organization] and Section 4.1(b) [Authorization; Validity of Agreement; Company Action] shall be true and correct in all respects as of the Effective Time as if made as at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date); and (ii) the other provisions of this Agreement shall be true and correct in all respects (disregarding for purposes of this clause (ii) any materiality or Stryker Material Adverse Effect qualification contained in any such representation or warranty) as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date), except in the case of this clause (ii) where the failure to be so true and correct in all respects, individually and in the aggregate, would not have a Stryker Material Adverse Effect, and Stryker shall have provided to Novadaq a certificate of two senior officers of Stryker certifying (on Stryker’s behalf and without personal liability) the foregoing dated the Effective Date; and

(b)                                 each of Stryker and Acquireco shall have complied in all respects with its covenants in Section 2.10 [Payment of Consideration] and in all material respects with its other covenants herein and Stryker shall have provided to Novadaq a certificate of two senior officers of Stryker certifying (on Stryker’s behalf and without personal liability) compliance with such covenants dated the Effective Date.

6.4                               Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 shall be conclusively deemed to have been satisfied, waived or released at the Effective Time. For greater certainty, and notwithstanding the terms of any escrow arrangement entered into between the Parties and the Depositary, all funds held in escrow by the Depositary pursuant to Section 2.10 hereof shall be released from escrow at the Effective Time without any further act or formality required on the part of any person.

6.5                               Notice of Breach

(a)                                 Each Party will give prompt notice to the other Parties of the occurrence or failure to occur (in either case, actual, anticipated, contemplated or, to the knowledge of such Party, threatened), at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, or would be likely to:

(i)                                     cause any of the representations or warranties of such Party contained herein to be untrue, misleading or inaccurate in any material respect on the date hereof or at the Effective Date; or

(ii)                                  result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party prior to or at the Effective Date.

(b)                                 Notification provided under this Section 6.5 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

ARTICLE 7
TERM, TERMINATION, AMENDMENT AND WAIVER

7.1                               Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

7.2                               Termination

(a)                                 This Agreement may be terminated at any time prior to the Effective Time:

(i)                                     by mutual written agreement of Novadaq and Stryker;

(ii)                                  by either Novadaq or Stryker, if:

(A)                               the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 7.2(a)(ii)(A) shall not be available to any Party whose failure to fulfill any of its covenants or agreements or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date;

(B)                               after the date hereof, there shall be enacted or made any applicable Law or Order that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins Novadaq or Stryker from consummating the Arrangement and such Law, Order or enjoinment shall have become final and non-appealable; provided that the Party seeking to terminate this Agreement under this Section 7.2(a)(ii)(B) has complied with Section 5.2(c) in all material respects; or

(C)                               the Novadaq Shareholder Meeting is duly convened and held and the Novadaq Shareholder Approval shall not have been obtained as required by the Interim Order;

(iii)                               by Stryker, if:

(A)                               prior to the Effective Time: (1) the Novadaq Board or any committee thereof: (i) fails to unanimously recommend or withdraws, amends, modifies or qualifies, in a manner adverse to Stryker or states an intention to withdraw, amend, modify or qualify the Novadaq Board Recommendation, (ii) accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommendation an Acquisition Proposal or takes no position or a neutral position with respect to an Acquisition Proposal for more than five (5) Business Days (or beyond the third Business Day prior to the date of the Shareholder Meeting, if sooner), (iii) accepts or enters into (other than a confidentiality agreement permitted by and in accordance with Section 5.5(e)) or publicly proposes to accept or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal, or (iv) fails to publicly reaffirm (without qualification) the Novadaq Board Recommendation within five (5) Business Days after having been requested in writing by Stryker to do so (or in the event the Shareholder Meeting is scheduled to occur within such five (5) Business Day period, prior to the third (3rd) Business Day prior to the Shareholder Meeting) or (2) the Novadaq Board shall have resolved or proposed to take any of the foregoing actions (each of the foregoing described in clauses (1) or (2), a “Novadaq Change in Recommendation”);

(B)                               Novadaq shall have breached Section 5.5 in any material respect;

(C)                               a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Novadaq set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.2(a) or Section 6.2(b) not to be satisfied, and such breach is not cured in accordance with the terms of Section 7.2(b); provided that Stryker is not then in breach of this Agreement so as to cause any condition in Section 6.3(a) or Section 6.3(b) not to be satisfied;

(D)                               the condition set forth in Section 6.2(d) [Dissent Rights] is not capable of being satisfied by the Outside Date; or

(E)                                there has occurred a Novadaq Material Adverse Effect which is incapable of being cured on or prior to the Outside Date;

(iv)                              by Novadaq, if:

(A)                               a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Stryker or Acquireco set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.3(a) or Section 6.3(b) not to be satisfied, and such breach is not cured in accordance with the terms of Section 7.2(b); provided that Novadaq is not then in breach of this Agreement so as to cause any condition in Section 6.2(a) or Section 6.2(b) not to be satisfied; or

(B)                               prior to obtaining the Novadaq Shareholder Approval, the Novadaq Board authorizes Novadaq to enter into a Proposed Agreement in accordance with Section 5.5; provided that Novadaq is then in compliance with Section 5.5 in all material respects and that prior to or concurrent with such termination Novadaq pays the Novadaq Termination Payment and any other amounts required pursuant to Section 7.3.

(b)                                 The Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(a)(i)) (the “Terminating Party”) shall give written notice (“Termination Notice”) of such termination to the other Party (the “Breaching Party”), specifying in reasonable detail the basis for such Party’s exercise of its termination right, which Termination Notice shall include, in the case of a termination pursuant to Section 7.2(a)(iii)(C) [Breach of Novadaq Representations, Warranties or Covenants] or Section 7.2(a)(iv)(A) [Breach of Stryker Representations, Warranties or Covenants], as the case may be, in reasonable detail, all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for such termination. After delivering a Termination Notice, as long as the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date (provided that any wilful breach shall be deemed to be incapable of so being cured), the Terminating Party may not exercise such termination right until the earlier of (i) the Outside Date and (ii) the date that is 20 Business Days following receipt of such Termination Notice by the Breaching Party, if such breach has not been cured by such date.

(c)                                  If this Agreement is terminated pursuant to Section 7.1 or Section 7.2, this Agreement shall become null and void and be of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except that: (i) in the event of termination under Section 7.1 as a result of the Effective Time occurring, the provisions of this Section 7.2(c)(i) and Sections 2.12, 5.7, 8.2 to and including 8.10, and all related definitions set forth in Section 1.1 and the applicable interpretation provisions in Article 1 shall survive for a period of six years thereafter; (ii) in the event of termination under Section 7.2, the provisions of this Section 7.2(c)(ii) and Sections 5.6(b), 7.3, and 8.2 to and including 8.10, and all related definitions set forth in Section 1.1, the applicable interpretation provisions in Article 1 and the provisions of the Confidentiality Agreement shall survive any termination hereof pursuant to Section 7.2; and (iii) no Party shall be relieved or released from any liabilities or damages arising out of fraud or of its wilful and material breach of any provision of this Agreement.

7.3                               Termination Payments

(a)                                 Except as otherwise provided herein, all fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses.

(b)                                 For the purposes of this Agreement, “Novadaq Termination Payment” means an amount equal to US$21,030,000.

(c)                                  For the purposes of this Agreement, “Novadaq Termination Payment Event” means the termination of this Agreement:

(i)                                     by Stryker pursuant to Section 7.2(a)(iii)(A) [Novadaq Change in Recommendation] or Section 7.2(a)(iii)(B) [Breach of Non-Solicitation]; or

(ii)                                  by Novadaq pursuant to Section 7.2(a)(iv)(B) [Superior Proposal]; or

(iii)                               by any Party pursuant to Section 7.2(a)(ii)(A) [Effective Time Not Occurring Prior to Outside Date] or Section 7.2(a)(ii)(C) [Failure to Obtain the Novadaq Shareholder Approval] or by Stryker pursuant to Section 7.2(a)(iii)(C) [Breach of Novadaq Representations, Warranties or Covenants], but only if, in these termination events, (A) prior to such termination, a bona fide Acquisition Proposal for Novadaq shall have been made to the Company or publicly announced by any Person other than Stryker (or any of its affiliates or any Person acting jointly or in concert with any of the foregoing) and not withdrawn and (B) within twelve (12) months following the date of such termination, (1) Novadaq or one or more of its Subsidiaries enters into a definitive agreement in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) and such Acquisition Proposal is later consummated (whether or not within such twelve (12) month period) or (2) an Acquisition Proposal shall have been consummated (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above); provided that for purposes of this Section 7.3(c)(iii), the term “Acquisition Proposal” shall have the meaning ascribed to such term in Section 1.1 except that a reference to “20%” therein shall be deemed to be a reference to “50%”.

(d)                                 If a Novadaq Termination Payment Event occurs, Novadaq shall pay the Novadaq Termination Payment to Stryker, by wire transfer of immediately available funds, as follows:

(i)                                     if the Novadaq Termination Payment is payable pursuant to Section 7.3(c)(i), the Novadaq Termination Payment shall be payable within two (2) Business Days following such termination;

(ii)                                  if the Novadaq Termination Payment is payable pursuant to Section 7.3(c)(ii), the Novadaq Termination Payment shall be payable concurrently with such termination; or

(iii)                               if the Novadaq Termination Payment is payable pursuant to Section 7.3(c)(iii), the Novadaq Termination Payment shall be payable concurrently upon the consummation of the Acquisition Proposal referred to therein.

For the avoidance of doubt, in no event shall Novadaq be obligated to pay the Novadaq Termination Payment on more than one occasion, and any Expense Fee paid shall be credited towards payment of any Novadaq Termination Payment. Payment of the applicable Novadaq Termination Payment shall be made to Stryker less any applicable withholding Tax; provided, however, that Novadaq shall notify Stryker of its intent to withhold prior to making such withholding, and if requested by Stryker, the Parties shall cooperate to reduce or eliminate the amount so withheld, if possible, through the provision of any Tax forms, information, reports or certificates, including, among others, filing any documents with any relevant Taxing authority; provided, further, that in such circumstances, Novadaq shall be permitted to pay the Novadaq Termination Payment to a court of competent jurisdiction or other third party escrow agent reasonably satisfactory to the Parties, pending resolution of the arrangements regarding the withheld amount, in order to permit Novadaq to terminate this Agreement to enter into a Superior Proposal pursuant to Section 7.3(c)(ii).

(e)                                  In the event that any Party terminates this Agreement pursuant to Section 7.2(a)(ii)(C) [Failure to Obtain the Novadaq Shareholder Approval], then whether or not the Novadaq Termination Payment may also be payable, Novadaq shall reimburse Stryker for all reasonable and documented expenses incurred by Stryker, Acquireco and their respective affiliates in connection with the negotiation and performance of this Agreement and the transactions contemplated hereby, up to a maximum of $2,000,000 (the “Expense Fee”) against receipts therefor. The Expense Fee shall be payable within two (2) Business Days following any such termination.

(f)                                   Each Party acknowledges that all of the payment amounts set out in this Section 7.3 are payments in consideration for the disposition of Stryker’s rights under this Agreement and are payments of liquidated damages which are a genuine pre-estimate of the damages, which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Each of Novadaq and Stryker irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that, upon any termination of this Agreement under circumstances where Stryker is entitled to the Novadaq Termination Payment and such Novadaq Termination Payment is paid in full, the receipt of the Novadaq Termination Payment by Stryker shall be the sole and exclusive remedy (including damages, specific performance and injunctive relief) of Stryker, Acquireco and their respective affiliates against Novadaq, and Stryker, Acquireco and their respective affiliates shall be in such circumstances precluded from any other remedy against the other Party at Law or in equity or otherwise (including an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the other Party or any of its Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates or their respective representatives in connection with this Agreement or the transactions contemplated hereby; provided that the foregoing limitations shall not apply in the event of fraud or wilful breach of this Agreement by a Party.

7.4                               Amendment

Subject to the provisions of the Interim Order, the Plan of Arrangement and applicable Laws, this Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Shareholder Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of Novadaq Shareholders, and any such amendment may without limitation:

(a)                                 change the time for performance of any of the obligations or acts of the Parties;

(b)                                 waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)                                  waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

(d)                                 waive compliance with or modify any mutual conditions precedent herein contained.

7.5                               Waiver

Any Party may: (a) extend the time for the performance of any of the obligations or acts of the other Party; (b) waive compliance, except as provided herein, with any of the other Party’s agreements or the fulfilment of any conditions to its own obligations contained herein; or (c) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

ARTICLE 8
GENERAL PROVISIONS

8.1                               Notices

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given and received on the day it is delivered,

provided that it is delivered on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if notice is delivered after 5:00 p.m. local time or if such day is not a Business Day then the notice shall be deemed to have been given and received on the next Business Day. Notice shall be sufficiently given if delivered (either in Person or by courier), or if transmitted by facsimile or email (with confirmation of transmission) to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)                                 if to Stryker and Acquireco:

Stryker Corporation

2825 Airview Boulevard

Kalamazoo, MI  49002

Attention:                                         Michael D. Hutchinson

Facsimile:                                         (269) 389-2066

Email:                                                            generalcounsel@stryker.com

with copies (which shall not constitute notice) to:

Covington & Burling LLP

The New York Times Building
620 Eighth Avenue
New York, NY  10018

Attention:                                         Andrew W. Ment

Facsimile:                                         (646) 441-9012

Email:                                                            ament@cov.com

and

Osler, Hoskin & Harcourt LLP

1 First Canadian Place, Suite 6200

Toronto, Ontario  M5X 1B8

Attention:                                         Jeremy Fraiberg

Facsimile:                                         (416) 862-6666

Email:                                                            jfraiberg@osler.com

(b)                                 if to Novadaq:

Novadaq Technologies Inc.

5090 Explorer Drive, Suite 202
Mississauga, Ontario  L4W 4T9

Attention:                                         Derrick Guo

Facsimile:                                         (905) 247-0656

Email:                                                            DGuo@novadaq.com

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP

5300 Commerce Court West
199 Bay Street
Toronto, Ontario M5L 1B9

Attention:                                         Jeffrey Singer and Donald Belovich

Facsimile:                                         (416) 947-0866

Email:                                                            JSinger@stikeman.com and DBelovich@stikeman.com

and

Dechert LLP
1095 Avenue of the Americas
New York, New York 10036

Attention:                                         Mark E. Thierfelder and Gregory A. Schernecke

Facsimile:                                         (212) 698-3599

Email:                                                            mark.thierfelder@dechert.com and
gregory.schernecke@dechert.com

8.2                               Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of Ontario and the Laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement and the Arrangement and waives any defences to the maintenance of an action in the Courts of the Province of Ontario.

8.3                               Injunctive Relief

Subject to Section 7.3(f), the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties agree that, in the event of any breach or threatened breach of this Agreement by a Party, the non-breaching Party will be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance, and the Parties shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at law. Subject to Section 7.3(f), such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at Law or equity to each of the Parties.

8.4                               Time of Essence

Time shall be of the essence in this Agreement.

8.5                               Entire Agreement, Binding Effect and Assignment

This Agreement (including the exhibits and schedules hereto and the Novadaq Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements, understandings, negotiations and discussions, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any Person other than the Parties any rights or remedies hereunder. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement or in any certificate delivered pursuant to this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the Parties without the prior written consent of the other Party; provided that each of Stryker and Acquireco may assign all or part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, any of its affiliates, provided that if such assignment and/or assumption takes place, Stryker or Acquireco, as applicable, shall continue to be liable joint and severally with such affiliate, as the case may be, for all of its obligations hereunder, and Section 2.13 of this Agreement shall apply to Stryker mutatis mutandis in respect of any such assignee.

8.6                               No Liability

No director or officer of Stryker shall have any personal liability whatsoever to Novadaq under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of Stryker. No director or officer of Novadaq shall have any personal liability whatsoever to Stryker under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of Novadaq.

8.7                               Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, that provision will be severed from this Agreement and all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

8.8                               Waiver of Jury Trial

Each Party hereto (on behalf of itself and any of its affiliates, directors, officers, employees, agents and representatives) hereby waives, to the fullest extent permitted by applicable Laws, any right it may have to a trial by jury in respect of any suit, action or other proceeding arising out of this Agreement or the transactions contemplated hereby or the actions of the Parties in the negotiation, administration, performance and enforcement of this Agreement. Each Party hereto (a) certifies that no representative, agent or attorney of any other Party has represented, expressly or otherwise, that such Party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver and (b) acknowledges that it and the other Parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waiver and certifications in this Section 8.8.

8.9                               Third Party Beneficiaries

The provisions of Section 5.7 are: (a) intended for the benefit of all present and former directors and officers of Novadaq and its Subsidiaries, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such Persons and his or her heirs, executors administrators and other legal representatives (collectively, the “Third Party Beneficiaries”) and Novadaq shall hold the rights and benefits of Section 5.7 in trust for and on behalf of the Third Party Beneficiaries and Novadaq hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries; and (b) in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise. Except as provided in this Section 8.9, Section 2.6(f) and Section 5.8(a), this Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

8.10                        Counterparts, Execution

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

STRYKER CORPORATION

By:	(signed) Timothy J. Scannell
Name: Timothy J. Scannell
Title: Group President, MedSurg and Neurotechnology

STRYKER CANADA OPERATIONS ULC

By:	(signed) Timothy J. Scannell
Name: Timothy J. Scannell
Title: Director

NOVADAQ TECHNOLOGIES INC.

By:	(signed) Rick Mangat
Name: Rick Mangat
Title: Chief Executive Officer

SCHEDULE A
FORM OF PLAN OF ARRANGEMENT

[Intentionally omitted — please see Appendix “D” of this Information Circular.]

SCHEDULE B
ARRANGEMENT RESOLUTION

[Intentionally omitted — please see Appendix “B” of this Information Circular.]

APPENDIX “D”
PLAN OF ARRANGEMENT

See attached.

PLAN OF ARRANGEMENT
UNDER SECTION 192 OF THE
CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1
INTERPRETATION

1.1                               Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms shall have the meaning hereinafter set out:

“Acquireco” means Stryker Canada Operations ULC, an unlimited liability company existing under the laws of British Columbia;

“Affected Person” has the meaning set forth in Section 5.3;

“affiliate” has the meaning ascribed thereto in National Instrument 45-106 — Prospectus Exemptions;

“Arrangement” means the arrangement of Novadaq under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the terms of this Plan of Arrangement and the Arrangement Agreement or made at the direction of the Court in the Final Order (with the prior written consent of Novadaq and Stryker, each acting reasonably);

“Arrangement Agreement” means the arrangement agreement dated June 16, 2017 to which this Plan of Arrangement is attached as Schedule A, and all schedules annexed thereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Arrangement Resolution” means the special resolution of Novadaq Shareholders approving the Arrangement which is to be considered at the Shareholder Meeting, substantially in the form of Schedule B to the Arrangement Agreement;

“Authorization” means, with respect to any Person, any authorization, Order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, by-law, rule or regulation, of, from or required by any Governmental Entity having jurisdiction over the Person;

“Business Day” means any day, other than a Saturday, a Sunday or any day on which banks are closed or authorized to be closed for business in the Province of Ontario, the Republic of Ireland, the United Kingdom or in the State of Illinois;

“Canadian Securities Laws” means the Securities Act (Ontario), together with all other applicable securities Laws, rules and regulations and published policies thereunder or under the securities laws of any other province or territory of Canada;

“CBCA” means the Canada Business Corporations Act, and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Consideration” means: (i) in respect of a Novadaq Share, US$11.75 in cash per Novadaq Share; and (ii) in respect of a Novadaq RSU or Novadaq DSU, US$11.75 in cash per Novadaq Share, as if such Novadaq RSU or Novadaq DSU, as applicable, had settled in Novadaq Shares pursuant to the terms of the Novadaq LTIP;

“Court” means the Ontario Superior Court of Justice (Commercial List) or other competent court, as applicable;

“Depositary” means Computershare Investor Services Inc.;

“Dissent Rights” has the meaning set forth in Section 4.1(a);

“Dissent Shares” means Novadaq Shares held by a Dissenting Shareholder and in respect of which the Dissenting Shareholder has validly exercised Dissent Rights;

“Dissenting Shareholder” means a registered Novadaq Shareholder who has duly exercised a Dissent Right and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of Novadaq Shares in respect of which Dissent Rights are validly exercised by such Novadaq Shareholder;

“Effective Date” means the date of the certificate of arrangement giving effect to the Arrangement, issued pursuant to subsection 192(7) of the CBCA;

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date or such other time as agreed to by Stryker and Novadaq in writing;

“Final Order” means the final order of the Court in a form acceptable to Stryker and Novadaq, each acting reasonably, pursuant to Section 192 of the CBCA approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of both Stryker and Novadaq, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Stryker and Novadaq, each acting reasonably)  on appeal;

“Governmental Entity” means: (a) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, minister, ministry, bureau or agency, domestic or foreign; (b) any stock exchange, including, without limitation, the Toronto Stock Exchange and NASDAQ Stock Market; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, antitrust, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing;

“Interim Order” means the interim order of the Court contemplated by Section 2.4 of the Arrangement Agreement and made pursuant to the CBCA, providing for, among other things, the calling and holding of the Shareholder Meeting, as the same may be amended, modified, supplemented or varied by the Court (with the consent of Novadaq and Stryker, each acting reasonably);

“Law” or “Laws” means, with respect to any Person, any applicable laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other legally binding requirements, whether domestic or foreign, and the terms and conditions of any Authorization of or from any Governmental Entity, and, for greater certainty, includes Canadian Securities Laws and U.S. Securities Laws;

“Letter of Transmittal” means the letter of transmittal to be delivered by Novadaq to the registered holders of Novadaq Shares providing for delivery of the certificates representing their Novadaq Shares to the Depositary;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Novadaq” means Novadaq Technologies Inc., a corporation existing under the laws of Canada;

“Novadaq DSUs” means deferred share units issued under the Novadaq LTIP;

“Novadaq LTIP” means the Amended and Restated Long Term Incentive Plan of Novadaq effective as of May 17, 2017;

“Novadaq Option Plan” means Novadaq’s Third Amended and Restated Stock Option Plan effective as of May 17, 2017;

“Novadaq Options” means options to purchase Novadaq Shares granted under the Novadaq Option Plan;

“Novadaq RSUs” means restricted share units issued under the Novadaq LTIP;

“Novadaq Shareholders” means the registered and/or beneficial holders of Novadaq Shares, and, for the purposes of the Shareholder Meeting and the Arrangement Resolution, includes the holders of Novadaq Options, Novadaq DSUs and Novadaq RSUs to the extent required by, and on the terms specified, in the Interim Order;

“Novadaq Shares” means the common shares in authorized share the capital of Novadaq;

“Order” means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards, or decrees of any Governmental Entity (in each case, whether temporary, preliminary or permanent);

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with the Arrangement Agreement and this plan of arrangement or upon the direction of the Court (with the prior written consent of Novadaq and Stryker, each acting reasonably) in the Final Order;

“Shareholder Meeting” means the special meeting of Novadaq Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Stryker” means Stryker Corporation, a corporation existing under the laws of Michigan;

“Tax Act” means the Income Tax Act (Canada);

“U.S. Equivalent Exercise Price” means the exercise price of a Novadaq Option, as converted to U.S. dollars using the Bank of Canada closing exchange rate of Canadian dollars to U.S. dollars on the date that is two Business Days immediately preceding the Effective Date;

“U.S. Securities Laws” means the U.S. Securities Act of 1933 and all other applicable U.S. federal securities laws;

“Withholding Obligation” has the meaning set forth in Section 5.3.

1.2                               Interpretation Not Affected by Headings

The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section or Annex by number or letter or both refer to the Article, Section or Annex, respectively, bearing that designation in this Plan of Arrangement.

1.3                               Date for any Action

If the date on or by which any action is required or permitted to be taken hereunder is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.4                               Number and Gender

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.5                               References to Persons and Statutes

A reference to a Person includes any successor to that Person. A reference to any statute includes all regulations made pursuant to such statute and the provisions of any statute or regulation which amends, supplements or supersedes any such statute or regulation.

1.6                               Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of the United States and “US$” refers to U.S. dollars.

1.7                               Time References

References to time are to local time, Toronto, Ontario, unless otherwise specified.

1.8                               Time

Time shall be of the essence in this Plan of Arrangement.

ARTICLE 2
EFFECT OF ARRANGEMENT

2.1                               Arrangement Agreement

This Plan of Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement.

2.2                               Binding Effect

At the Effective Time, this Plan of Arrangement and the Arrangement shall without any further authorization, act or formality on the part of the Court become effective and be binding upon Stryker, Novadaq, the Depositary, the registrar and transfer agent of Novadaq, Acquireco, all registered and beneficial Novadaq Shareholders, including Dissenting Shareholders and holders of Novadaq Options, Novadaq DSUs and Novadaq RSUs.

ARTICLE 3
ARRANGEMENT

3.1                               Arrangement

Commencing at the Effective Time, each of the following events shall occur and shall be deemed to occur consecutively in the following order, except where noted, without any further authorization, act or formality:

(a)                                 each Novadaq Option outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Novadaq Option Plan, shall be deemed to be unconditionally vested and exercisable, and such Novadaq Option shall, without any further action by or on behalf of a holder of Novadaq Options, be deemed to be assigned and transferred by such holder to Novadaq in exchange for a cash payment from Novadaq equal to the amount (if any) by which Consideration in respect of each Novadaq Share underlying each Novadaq Option exceeds the U.S. Equivalent Exercise Price of such Novadaq Option, in each case, less applicable withholdings, and such Novadaq Option shall immediately be cancelled and, for greater certainty, where such amount is zero or negative, none of Novadaq, Stryker nor Acquireco shall be obligated to pay the holder of such Novadaq Option any amount in respect of such Novadaq Option;

(b)                                 each Novadaq DSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Novadaq LTIP, shall, without any further action by or on behalf of a holder of a Novadaq DSU or Novadaq, be cancelled in exchange for a cash payment from Novadaq of an amount  equal to the Consideration in respect of each Novadaq DSU less applicable withholdings, all in full satisfaction of the obligations of Novadaq in respect of the Novadaq DSUs;

(c)                                  each Novadaq RSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Novadaq LTIP shall, without any further action by or on behalf of a holder of a Novadaq RSU or Novadaq, be cancelled in exchange for a cash payment from Novadaq of an amount equal to the Consideration in respect of each Novadaq RSU less applicable withholdings, all in full satisfaction of the obligations in respect of the Novadaq RSUs;

(d)                                 (i) each holder of Novadaq Options, Novadaq DSUs or Novadaq RSUs shall cease to be a holder of such Novadaq Options, Novadaq DSUs or Novadaq RSUs, as applicable, (ii) each such holder’s name shall be removed from each applicable register, (iii) the Novadaq Option Plan and the Novadaq LTIP, and all agreements relating to the Novadaq Options, Novadaq DSUs and Novadaq RSUs, shall be terminated, null, void and shall be of no further force and effect, and (iv) each such holder shall thereafter have only the right to receive the consideration to which they are entitled pursuant to Section 3.1(a), Section 3.1(b) and Section 3.1(c), as applicable, at the time and in the manner specified therein;

(e)                                  each of the Novadaq Shares held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality to Acquireco (free and clear of all Liens) in accordance with, and for the consideration contemplated in, Article 4, and:

(i)      Such Dissenting Shareholders shall cease to be the holders of such Novadaq Shares and to have any rights as holders of such Novadaq Shares other than the right to be paid fair value for such Novadaq Shares as set out in Section 4.1;

(ii)     such Dissenting Shareholders’ names shall be removed as the holders of such Novadaq Shares from the registers of Novadaq Shares maintained by or on behalf of Novadaq; and

(iii)    Acquireco shall be deemed to be the transferee of such Novadaq Shares free and clear of all Liens, and Acquireco shall be entered in the registers of Novadaq Shares maintained by or on behalf of Novadaq, as the holder of such Novadaq Shares;

(f)                                   each Novadaq Share outstanding immediately prior to the Effective Time, other than Novadaq Shares held by a Dissenting Shareholder who has validly exercised their Dissent Right, Stryker, Acquireco or any of their respective affiliates, shall, without any further action by or on behalf of a holder of Novadaq Shares, be deemed to be assigned and transferred by the holder thereof to Acquireco (free and clear of all Liens) in exchange for the Consideration for each Novadaq Share held, and:

(i)      the holders of such Novadaq Shares shall cease to be the holders thereof and to have any rights as holders of such Novadaq Shares other than the right to be paid the Consideration in accordance with this Plan of Arrangement;

(ii)     such holders’ names shall be removed from the register of the Novadaq Shares maintained by or on behalf of Novadaq; and

(iii)    Acquireco shall be deemed to be the transferee of such Novadaq Shares (free and clear of all Liens) and Acquireco shall be entered in the register of the Novadaq Shares maintained by or on behalf of Novadaq;

it being expressly provided that the events provided for in this Section 3.1 will be deemed to occur on the Effective Date, notwithstanding that certain procedures related thereto may not be completed until after the Effective Date.

ARTICLE 4
DISSENT RIGHTS

4.1                               Dissent Rights

(a)                                 In connection with the Arrangement, each registered Novadaq Shareholder may exercise rights of dissent (“Dissent Rights”) with respect to the Novadaq Shares held by such Novadaq Shareholder pursuant to and in the manner set forth in section 190 of the CBCA, as modified by the Interim Order and this

Section 4.1(a); provided that, notwithstanding section 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in section 190(5) of the CBCA must be received by Novadaq not later than 4:00 p.m. (Toronto time) two Business Days immediately preceding the date of the Shareholder Meeting. Dissenting Shareholders who:

(i)                  are ultimately entitled to be paid by Acquireco fair value for their Dissent Shares (1) shall be deemed to not to have participated in the transactions in Article 3 (other than Section 3.1(e)); (2) shall be deemed to have transferred and assigned such Dissent Shares (free and clear of any Liens) to Acquireco in accordance with Section 3.1(e); (3) will be entitled to be paid the fair value of such Dissent Shares by Acquireco, which fair value, notwithstanding anything to the contrary contained in the CBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted at the Shareholder Meeting; and (4) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Novadaq Shares; or

(ii)               are ultimately not entitled, for any reason, to be paid by Acquireco fair value for their Dissent Shares, shall be deemed to have participated in the Arrangement in respect of those Novadaq Shares on the same basis as a non-dissenting Novadaq Shareholder.

(b)                                 In no event shall Acquireco, Stryker or Novadaq or any other Person be required to recognize a Dissenting Shareholder as a registered or beneficial holder of Novadaq Shares or any interest therein (other than the rights set out in this Section 4.1) at or after the Effective Time, and at the Effective Time the names of such Dissenting Shareholders shall be deleted from the central securities register of Novadaq as at the Effective Time.

(c)                                  For greater certainty, in addition to any other restrictions in the Interim Order, no Person shall be entitled to exercise Dissent Rights with respect to Novadaq Shares in respect of which a Person has voted or has instructed a proxyholder to vote in favour of the Arrangement Resolution.

ARTICLE 5
CERTIFICATES AND PAYMENT

5.1                               Certificates and Payments

(a)                                 Following receipt of the Final Order and prior to the Effective Time, Stryker or Acquireco shall deliver or cause to be delivered to the Depositary sufficient funds to satisfy the aggregate Consideration payable to the Novadaq Shareholders in accordance with Section 3.1, which cash shall be held by the Depositary as agent and nominee for such former Novadaq Shareholders for distribution to such former Novadaq Shareholders in accordance with the provisions of this Article 5.

(b)                                 Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Novadaq Shares that were transferred pursuant to Section 3.1(f), together with a duly completed and executed Letter of Transmittal and any such additional documents and instruments as the Depositary may reasonably require, the registered holder of the Novadaq Shares represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Novadaq Shareholder, as soon as practicable, the Consideration that such Novadaq Shareholder has the right to receive under the Arrangement for such Novadaq Shares, less any amounts withheld pursuant to Section 5.3, and any certificate so surrendered shall forthwith be cancelled.

(c)                                  As soon as practicable after the Effective Date, Novadaq shall pay or cause to be paid the amounts, net of applicable withholdings, to be paid to holders of Novadaq Options, Novadaq DSUs and Novadaq RSUs pursuant to this Plan of Arrangement, either (i) pursuant to the normal payroll practices and procedures of Novadaq, or (ii) in the event that payment pursuant to the normal payroll practices and procedures of Novadaq is not practicable for any such holder, by cheque or similar means (delivered to such holder of Novadaq Options, Novadaq DSUs, or Novadaq RSUs, as applicable, as reflected on the register maintained by or on behalf of Novadaq in respect of the Novadaq Options, Novadaq DSUs and Novadaq RSUs).

(d)                                 After the Effective Time and until surrendered for cancellation as contemplated by Section 5.1(b), each certificate that immediately prior to the Effective Time represented one or more Novadaq Shares (other than Novadaq Shares held by Stryker, Acquireco or any of their respective affiliates) shall be deemed at all times to represent only the right to receive in exchange therefor the Consideration that the holder of such certificate is entitled to receive in accordance with Section 3.1, less any amounts withheld pursuant to Section 5.3.

5.2                               Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Novadaq Shares that were transferred pursuant to Section 3.1(f) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration deliverable in accordance with such holder’s duly completed and executed Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall as a condition precedent to the delivery of such Consideration, give a bond satisfactory to Stryker and the Depositary (acting reasonably) in such sum as Stryker may direct, or otherwise indemnify Stryker, Acquireco and Novadaq in a manner satisfactory Stryker, Acquireco and Novadaq, acting reasonably, against any claim that may be made against Stryker, Acquireco and Novadaq with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3                               Withholding Rights

Stryker, Acquireco, Novadaq or the Depositary shall be entitled to deduct and withhold, or direct Stryker, Acquireco, Novadaq or the Depositary to deduct and withhold on their behalf, from any amount payable to any Person under this Plan of Arrangement (an “Affected Person”), such amounts as Stryker, Acquireco, Novadaq or the Depositary determines, acting reasonably, are required or permitted to be deducted and withheld with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any other Law (a “Withholding Obligation”). To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Affected Person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

5.4                               Limitation and Proscription

To the extent that a former Novadaq Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.2 on or before the date that is six (6) years after the Effective Date (the “final proscription date”), then

(a)                                 the Consideration that such former Novadaq Shareholder was entitled to receive shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Novadaq Shares, the Novadaq Options, the Novadaq DSUs and the Novadaq RSUs pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to Stryker, Novadaq or Acquireco, as applicable, for no consideration,

(b)                                 the Consideration that such former Novadaq Shareholder was entitled to receive shall be delivered to Stryker or Acquireco, as applicable, by the Depositary,

(c)                                  the certificates formerly representing Novadaq Shares shall cease to represent a right or claim of any kind or nature as of such final proscription date, and

(d)                                 any payment made by way of cheque by the Depositary pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the final proscription date shall cease to represent a right or claim of any kind or nature.

5.5                               No Liens

Any exchange or transfer of Novadaq Shares pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

5.6                               Paramountcy

From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all Novadaq Shares issued prior to the Effective Time; (ii) the rights and obligations of the registered holders of Novadaq Shares (other than Stryker, Acquireco or any of their respective affiliates), and of Novadaq, Stryker, Acquireco, the Depositary and any transfer agent or other depositary in relation thereto, shall be solely as provided for in this Plan of Arrangement and the Arrangement Agreement; and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Novadaq Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE 6
AMENDMENTS

6.1                               Amendments

(a)                                 Stryker and Novadaq reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification or supplement must be agreed to in writing by each of Novadaq and Stryker and filed with the Court, and, if made following the Shareholder Meeting, then: (i) approved by the Court, and (ii) if the Court directs, approved by the Novadaq Shareholders and communicated to the Novadaq Shareholders if and as required by the Court, and in either case in the manner required by the Court.

(b)                                 Subject to the provisions of the Interim Order, any amendment, modification or supplement to this Plan of Arrangement, if agreed to by Novadaq and Stryker, may be proposed by Novadaq and Stryker at any time prior to or at the Shareholder Meeting, with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Shareholder Meeting shall become part of this Plan of Arrangement for all purposes.

(c)                                  Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Shareholder Meeting will be effective only if it is agreed to in writing by each of Novadaq and Stryker and, if required by the Court, by some or all of the Novadaq Shareholders voting in the manner directed by the Court.

(d)                                 Any amendment, modification or supplement to this Plan of Arrangement may be made by Novadaq and Stryker without the approval of or communication to the Court or the Novadaq Shareholders, provided that it concerns a matter which, in the reasonable opinion of Novadaq and Stryker is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the Novadaq Shareholders.

(e)                                  This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the Arrangement Agreement.

ARTICLE 7
FURTHER ASSURANCES

7.1                               Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out in this Plan of Arrangement.

APPENDIX “E”
PIPER JAFFRAY FAIRNESS OPINION

See attached.

June 16, 2017

Board of Directors

Novadaq Technologies, Inc.

5090 Explorer Drive, Suite 202

Mississauga, Ontario, Canada

L4W 4T9

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, no par value (the “Company Common Stock”), of Novadaq Technologies, Inc. (the “Company”), of the Consideration (as defined below), pursuant to the Arrangement Agreement (the “Agreement”), to be entered into among the Company, Stryker Corporation (the “Acquiror”) and Stryker Canada Operations ULC (“Sub”), a wholly-owned subsidiary of the Acquiror. The Agreement provides for, among other things, the arrangement (the “Arrangement”) of the Company, pursuant to which the Acquiror will acquire, through Sub, all of the issued and outstanding Company Common Stock, and each outstanding share of Company Common Stock will be converted into the right to receive US$11.75 in cash (the “Consideration”). The terms and conditions of the Arrangement are more fully set forth in the Agreement.

In arriving at our opinion, we have:  (i) reviewed and analyzed the financial terms of a draft of the Agreement dated June 16, 2017; (ii) reviewed and analyzed certain financial and other data with respect to the Company which was publicly available, (iii) reviewed and analyzed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company that were furnished to us by the Company; (iv) conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses (ii) and (iii) above, as well as its business and prospects; (v) reviewed the current and historical reported prices and trading activity of Company Common Stock and similar information for certain other companies deemed by us to be comparable to the Company; (vi) compared the financial performance of the Company with that of certain other publicly-traded companies that we deemed relevant; and (vii) reviewed the financial terms, to the extent publicly available, of certain business combination transactions that we deemed relevant. In addition, we have conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion.

We have relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to us or discussed with or reviewed by us. We have further relied upon the assurances of the management of the Company that the financial information provided has been prepared on a reasonable basis in accordance with industry practice, and that they are not aware of any information or facts that would make any information provided to us incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that with respect to financial forecasts, estimates and other forward-looking information reviewed by us, that such information has been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company as to the expected future results of operations and financial condition of the Company. We express no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. We have relied, with your consent, on advice of the outside counsel and the independent accountants to the Company, and on the assumptions of the management of the Company, as to all accounting, legal, tax and financial reporting matters with respect to the Company and the Agreement.

In arriving at our opinion, we have assumed that the executed Agreement will be in all material respects identical to the last draft reviewed by us. We have relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (ii) each party to such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the Arrangement will be consummated pursuant to the terms of the Agreement without amendments thereto and (iv) all conditions to the consummation of the Arrangement will be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, we have assumed that all the necessary regulatory approvals and consents required for the Arrangement will be obtained in a manner that will not adversely affect the value of the Consideration.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company, and have not been furnished or provided with any such appraisals or valuations, nor have we evaluated the solvency of the Company under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by us in connection with this opinion were going concern analyses. We express no opinion regarding the liquidation value of the Company or any other entity. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or any of its affiliates is a party or may be subject, and at the direction of the Company and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed that neither the Company nor the Acquiror is party to any material pending transaction, including without limitation, any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Arrangement.

This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of Company Common Stock may trade following announcement of the Arrangement or at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

We have been engaged by the Company to act as its financial advisor and we will receive a fee from the Company for providing our services, a significant portion of which is contingent upon the consummation of the Arrangement. We will also receive a fee for rendering this opinion. Our opinion fee is not contingent upon the consummation of the Arrangement or the conclusions reached in our opinion. The Company has also agreed to indemnify us against certain liabilities and reimburse us for certain expenses in connection with our services. We have in the past provided financial advisory and financing services to the Company and may continue to do so and have received, and may receive, fees for the rendering of such services. In particular, in the past three years we have acted as the Company’s sole and exclusive lead arranger and bookrunner in connection with a debt financing in January 2017. In addition, in the ordinary course of our business, we and our affiliates may actively trade securities of the Company and the Acquiror for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We may also, in the future, provide investment banking and financial advisory services to the Company, the Acquiror or entities that are affiliated with the Company or the Acquiror, for which we would expect to receive compensation.

Consistent with applicable legal and regulatory requirements, Piper Jaffray has adopted policies and procedures to establish and maintain the independence of Piper Jaffray’s Research Department and personnel. As a result, Piper Jaffray’s research analysts may hold opinions, make statements or recommendations, and/or publish research reports with respect to the Company and the Arrangement and other participants in the Arrangement that differ from the views of Piper Jaffray’s investment banking personnel.

This opinion is provided to the Board of Directors of the Company in connection with its consideration of the Arrangement and is not intended to be and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should act or vote with respect to the Arrangement or any other matter. Except with respect to the use of this opinion in connection with the management information circular relating to the Arrangement in accordance with our engagement letter with the Company, this opinion shall not be disclosed, referred to, published or otherwise used (in whole or in part), nor shall any public references to us be made, without our prior written approval. This opinion has been approved for issuance by the Piper Jaffray Opinion Committee.

This opinion addresses solely the fairness, from a financial point of view, to holders of Company Common Stock of the proposed Consideration set forth in the Agreement and does not address any other terms or agreement relating to the Arrangement or any other terms of the Agreement. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Arrangement, the merits of the Arrangement relative to any alternative transaction or business strategy that may be available to the Company, Acquiror’s ability to fund the Consideration, or any other terms contemplated by the Agreement or the fairness of the Arrangement to any other class of securities, creditor or other constituency of the Company. Furthermore, we express no opinion with respect to the amount or nature of compensation to any officer, director or employee of any party to the Arrangement, or any class of such persons, relative to the compensation to be received by holders of Company Common Stock in the Arrangement or with respect to the fairness of any such compensation, including whether such payments are reasonable in the context of the Arrangement.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the Consideration is fair, from a financial point of view, to the holders of Company Common Stock as of the date hereof.

Sincerely,

PIPER JAFFRAY & CO.

Appendix A to the Opinion Letter of Piper Jaffray and Co.

This Appendix is attached to, and constitutes a material part of, that certain opinion letter (the “Initial Opinion Letter”) dated June 16, 2017 from Piper Jaffray to the Board of Directors of the Company. Unless otherwise noted, all capitalized terms used herein shall have the meanings set forth in the Initial Opinion Letter.

Engagement of Piper Jaffray

Piper Jaffray was formally engaged pursuant to an engagement letter (the “Engagement Letter”) dated June 8, 2017. Under the terms of the terms of the Engagement Letter, Piper Jaffray has agreed to provide the Board of Directors with financial advisory services in connection with the Arrangement, including the provision of its opinion to the Board of Directors.

Pursuant to the terms of the Engagement Letter, Piper Jaffray will receive a fee from the Company for providing its services, a significant portion of which is contingent upon the consummation of the Arrangement. Piper Jaffray is also entitled to receive a fee for rendering its opinion, which is not contingent upon the consummation of the Arrangement or the conclusions reached in its opinion. The Company has also agreed to indemnify Piper Jaffray against certain liabilities and reimburse Piper Jaffray for certain expenses in connection with its services.

Independence of Piper Jaffray

Neither Piper Jaffray nor any of its affiliates or associates is an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario) or the rules made thereunder) of the Company or the Acquiror (the “Interested Parties”) or any of their respective subsidiaries, associates or affiliates.

Piper Jaffray has acted as financial advisor to the Company in the past three years, including having acted as the Company’s sole and exclusive lead arranger and bookrunner in connection with a debt financing in January 2017, for which Piper Jaffray received compensation.

There are no understandings, agreements or commitments between Piper Jaffray and any of the Interested Parties with respect to any current or future business dealings which would be material to its opinion.

In the ordinary course of its business, Piper Jaffray and its affiliates may actively trade securities of the Interested Parties for its own account or the account of its customers and, accordingly, may at any time hold a long or short position in such securities. In the ordinary course of its business, Piper Jaffray also publishes research on common stock of the Interested Parties.

Credentials of Piper Jaffray

As a part of its investment banking business, Piper Jaffray is regularly engaged in the valuation of businesses in the medical technology and other industries and their securities in connection with mergers and acquisitions, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. The Board of Directors selected Piper Jaffray to be its financial advisor and render its fairness opinion in connection with the Arrangement on the basis of such experience and its familiarity with the Company.

The opinion expressed in the Initial Opinion Letter represents the opinion of Piper Jaffray and the form and content of the Initial Opinion Letter has been reviewed and approved for issuance by the Piper Jaffray Opinion Committee.

Scope of Review

See Initial Opinion Letter.

Assumptions and Limitations

See Initial Opinion Letter.

The preparation of a fairness opinion is not necessarily susceptible to partial analysis or summary description. Piper Jaffray believes that its analyses and the summary described herein must be considered as a whole and that selecting portions of its analyses or of the summary, without considering the analyses as a whole or all of the factors included in its analyses, could create an incomplete view of the processes underlying the analyses set forth in the Piper Jaffray opinion. In arriving at its opinion, Piper Jaffray considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Instead, Piper Jaffray made its determination as to fairness on the basis of its experience and financial judgment after considering the results of all of its analyses. In addition, the ranges of valuations resulting from any particular analysis described above should not be taken to be Piper Jaffray’s view of the actual value of Company Common Stock.

Piper Jaffray performed its analyses for purposes of providing its opinion to the Board of Directors. In performing its analyses, Piper Jaffray made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Certain of the analyses performed by Piper Jaffray are based upon financial projections of future results furnished to Piper Jaffray by the Company’s management, which are not necessarily indicative of actual future results and may be significantly more or less favorable than actual future results. These financial projections are inherently subject to uncertainty because, among other things, they are based upon numerous factors or events beyond the control of the parties or their respective advisors. Piper Jaffray does not assume responsibility if future results are materially different from projected financial results.

Piper Jaffray’s opinion was necessarily based upon the information available to it and facts and circumstances as they existed and were subject to evaluation on the date of its opinion. Events occurring after the date of its opinion could materially affect the assumptions used in preparing its opinion. Piper Jaffray did not express any opinion as to the price at which shares of Company Common Stock may trade following the announcement of the Arrangement or at any future time. Piper Jaffray did not undertake to reaffirm or revise its opinion or otherwise comment upon any events occurring after the date of its opinion and does not have any obligation to update, revise or reaffirm its opinion.

Piper Jaffray’s opinion addressed solely the fairness, from a financial point of view, to holders of Company Common Stock of the proposed Consideration set forth in the Agreement and did not address any other terms or agreement relating to the Arrangement or any other terms of the Agreement. Piper Jaffray was not requested to opine as to, and its opinion does not address, the basic business decision to proceed with or effect the Arrangement, the merits of the Arrangement relative to any alternative transaction or business strategy that may be available to the Company, Acquiror’s ability to fund the Consideration, or any other terms contemplated by the Agreement or the fairness of the Arrangement to any other class of securities, creditor or other constituency of the Company. Furthermore, Piper Jaffray expressed no opinion with respect to the amount or nature of compensation to any officer, director or employee of any party to the Arrangement, or any class of such persons, relative to the compensation to be received by holders of Company Common Stock in the Arrangement or with respect to the fairness of any such compensation, including whether such payments would be reasonable in the context of the Arrangement.

Summary of Financial Analyses

The following is a summary of the material financial analyses performed by Piper Jaffray in connection with the preparation of its fairness opinion.

This summary includes information presented in tabular format, which tables must be read together with the text of each analysis summary and considered as a whole in order to fully understand the financial analyses presented by Piper Jaffray. The tables alone do not constitute a complete summary of the financial analyses. The order in which these analyses are presented below, and the results of those analyses, should not be taken as any indication of the relative importance or weight given to these analyses by Piper Jaffray or the Board of Directors. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 16, 2017, and is not necessarily indicative of current market conditions.

For purposes of its analyses, and unless the context indicates otherwise, Piper Jaffray calculated (i) the Company’s implied per share equity value based on diluted shares of common stock and common stock equivalents outstanding, including options and stock units, calculated using the treasury stock method, and (ii) enterprise value (“EV”) to be implied equity value, plus debt and debt-like items, which, in the case of the Company was $12 million, as of May 31, 2017, less cash and investments, which, in the case of the Company, was $55 million, as of May 31, 2017.

Historical Trading Analysis

Piper Jaffray reviewed the historical closing prices for common stock over the one-year period ended June 16, 2017, in order to provide background information on the prices at which common stock has historically traded. The following table summarizes some of these historical closing prices, and average closing prices (based on volume weighted average prices (“VWAP”)):

	Price per Share
Closing price on June 16, 2017	US$	6.00
Closing 1 week prior price (June 9, 2017)	US$	6.65
Closing 120 trading day VWAP	US$	7.09
One-year VWAP	US$	8.18
One-year intraday high	US$	12.74
One-year intraday low	US$	5.84
One-year closing price high	US$	12.58
One-year closing price low	US$	$6.00

Selected Public Companies Analysis

Piper Jaffray reviewed projected financial data prepared by the Company’s management for the years ending December 31, 2017 and 2018, and compared such data to corresponding consensus Wall Street research forecasts for public companies in the medical technology industry that Piper Jaffray believed were comparable to the Company’s business profile. Piper Jaffray selected public companies that it considered to be high growth medical technology companies with revenue for the last twelve month (“LTM”) period for which financial information was publicly available between $25 million and $500 million, projected 2017 and 2018 revenue growth between 15% and 50% and LTM gross margins greater than 60%.

Piper Jaffray selected the following companies:

•                       ABIOMED, Inc.

•                       AxoGen, Inc.

•                       Entellus Medical, Inc.

•                       Glaukos Corporation

•                       Invuity, Inc.

•                       iRhythm Technologies, Inc.

•                       MiMedx Group, Inc.

•                       Nevro Corp.

•                       Penumbra, Inc.

•                       Tactile Systems Technology, Inc.

For the selected public companies analysis, Piper Jaffray compared, among other things, projected 2017 and 2018 implied EV/revenue and EV/gross profit multiples for the Company based on the Consideration on the one hand, to the corresponding implied EV multiples for the selected public companies derived from their closing prices per share on June 16, 2017. Projected 2017 and 2018 revenue and gross profit for the Company were based on the estimates provided by the Company’s management. Projected 2017 and 2018 revenue and gross profit for the selected high growth medical technology companies were based on Wall Street consensus estimates and public filings of such companies.

The analysis indicated the following multiples:

Selected Public Companies
	Company(1)	High	75th%	Mean	Median	25th%	Low
EV to projected 2017 revenue	6.3x	12.0x	9.1x	7.2x	7.9x	4.8x	2.2x
EV to projected 2018 revenue	4.7x	9.5x	7.2x	5.7x	6.1x	4.0x	1.7x
EV to projected 2017 gross profit	8.9x	14.3x	13.1x	9.3x	10.1x	6.3x	3.0x
EV to projected 2018 gross profit	6.7x	11.4x	9.5x	7.3x	7.8x	5.3x	2.3x

(1)              Based on the Consideration of US$11.75 per share.

Based on this analysis, Piper Jaffray noted that, with respect to the Company, each of the EV/revenue and the EV/gross profit multiples fell between the mean and 25th percentile range of implied EVs for the selected public companies. In addition, Piper Jaffray observed that the range of implied per share values for common stock based on the mean and median for each analysis yielded the following, as compared to the Consideration:

Implied Per Share Value of Common Stock
2017 revenue	US$13.15-US$14.31
2018 revenue	US$13.86-US$14.78
2017 gross profit	US$12.26-US$13.15
2018 gross profit	US$12.76-US$13.49
Consideration	US$11.75

None of the selected companies used in the analysis above is directly comparable to the Company. Accordingly, an analysis of the results of the comparisons is not purely mathematical; rather, it involves considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies and other factors that could affect the public trading value of the companies involved.

Selected M&A Transaction Analysis

Piper Jaffray reviewed merger and acquisition (“M&A”) transactions involving target companies in the medical technology industry that Piper Jaffray believed were comparable to the Company’s business profile. Piper Jaffray selected transactions that were announced after January 1, 2010 for which the targets had LTM revenue between US$25 million and US$500 million, revenue growth between 15% and 50% for the 12 month period immediately following the LTM period (“FTM”) and LTM gross margins greater than 60%.

Based on these criteria, the following transactions were selected:

Target	Acquiror	Date of Announcement
ZELTIQ Aesthetics, Inc.	Allergan Plc	February 13, 2017
LDR Holding Corporation	Zimmer Biomet Holdings, Inc.	June 7, 2016
Ellipse Technologies, Inc.	NuVasive, Inc.	January 5, 2016
TriVascular Technologies, Inc.	Endologix, Inc.	October 26, 2015
MAKO Surgical Corporation	Stryker Corporation	September 25, 2013
EKOS Corporation	BTG Plc	May 22, 2013
Conceptus, Inc.	Bayer HealthCare LLC	April 29, 2013
Healthpoint Biotherapeutics	Smith & Nephew plc	November 28, 2012
Kensey Nash Corporation	Royal DSM	May 3, 2012
SonoSite, Inc.	FUJIFILM Holdings Corporation	December 15, 2011
Synovis Life Technologies, Inc.	Baxter International Inc.	December 13, 2011
Salient Surgical Technologies, Inc.	Medtronic, Inc.	July 7, 2011
Advanced BioHealing, Inc.	Shire plc	May 18, 2011
AGA Medical Holdings, Inc.	St. Jude Medical, Inc.	October 18, 2010
ev3 Inc.	Covidien plc	June 1, 2010
SenoRx, Inc.	C.R. Bard, Inc.	May 4, 2010

For the selected M&A transactions analysis, Piper Jaffray compared implied EV/LTM revenue and EV/LTM gross profit multiples for the Company, based on the Consideration, to the corresponding multiples for each selected transaction, as well as the Company’s implied multiples of EV/projected FTM revenue and EV/projected FTM gross profit, based on the Consideration, to the corresponding multiples for each selected transaction. LTM revenue and LTM gross profit for the Company were based on historical financial data for the 12 months ended March 31, 2017. Projected FTM revenues and FTM gross profit for the Company were for the 12 months beginning March 31, 2017 and were based on estimates of the Company’s management. FTM revenues and FTM gross profit for the selected transactions were based on public filings and otherwise publicly available information, and LTM and FTM information was as of the date of announcement of the applicable transaction. The analysis indicated the following multiples:

Selected M&A Transactions
	Company(1)	High	75th%	Mean	Median	25th%	Low
EV to LTM revenue	7.9x	15.2x	7.6x	6.2x	6.0x	4.2x	3.1x
EV to FTM revenue	5.9x	10.6x	6.0x	4.9x	4.6x	3.4x	2.6x
EV to LTM gross profit	11.8x	22.5x	9.8x	8.5x	7.3x	5.5x	4.3x
EV to FTM gross profit	8.3x	15.8x	8.1x	6.7x	6.1x	4.4x	3.5x

(1)              Based on the Consideration of US$11.75 per share.

Based on this analysis, Piper Jaffray noted that, with respect to the Company each of the EV/LTM revenue, the EV/LTM gross profit and the EV/FTM gross profit multiples multiple fell between the “High” and the 75th percentile range of implied EVs for the selected M&A transactions and the EV/FTM revenue multiple fell between the 75th percentile and the mean range of implied EVs for the selected M&A transactions. In addition, Piper Jaffray observed that the range of implied per share values for common stock based on the mean and median for each analysis, yielded the following, as compared to the Consideration:

Implied Per Share Value of Common Stock
LTM revenue	US$9.18-US$9.47
FTM revenue	US$9.40-US$9.98
LTM gross profit	US$7.64-US$8.77
FTM gross profit	US$8.98-US$9.72
Consideration	US$11.75

None of the selected transactions used in the analysis above is directly comparable to the Company or the Arrangement. Accordingly, an analysis of the results of the comparisons is not purely mathematical; rather, it involves considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected target companies in the selected transactions and other factors that could affect the transaction value of the selected target companies involved.

Premiums Paid Analysis

Piper Jaffray reviewed publicly available information for selected completed or pending M&A transactions to determine the premiums paid in such transactions over recent trading prices of the target companies prior to announcement of the transaction. Piper Jaffray selected transactions for which Piper Jaffray considered the target to be a North American public medical technology company, and applied, among others, the following criteria:

•                         transactions announced since January 1, 2010;

•                         EV of target greater than US$50 million and less than US$5 billion; and

•                         excluded 100% stock consideration transactions.

Based on these criteria, Piper Jaffray selected 49 transactions, and the table below shows a comparison of premiums paid in the selected transactions over certain time periods to the premium that would be paid to the holders of common stock based on the Consideration of US$11.75 per share.

The analysis indicated the following premiums:

		Selected Transactions
	Company(1)	High	75th%	Mean	Median	25th%	Low
Premium 1 day prior (to announcement of Arrangement)	94%	173%	60%	44%	34%	17%	(1)%
Premium 1 week prior (to announcement of Arrangement)	77%	173%	64%	46%	37%	25%	3%
Premium 4 weeks prior (to announcement of Arrangement)	62%	231%	72%	54%	41%	30%	9%

(1)              Based on the Consideration of US$11.75.

The premiums paid analysis showed that the premiums over the market prices at the selected dates 1 day prior and 1 week prior to the announcement of the Arrangement for common stock implied by the Consideration fell between the “High” and the 75th percentile range of premiums paid in the selected M&A transactions and the premium paid over market prices at the selected date 4 weeks prior to the announcement of the Arrangement for common stock implied by the Consideration fell between the 75th percentile and the mean range of premiums paid in the selected M&A transactions. In addition, Piper Jaffray observed that the range of implied per share values for common stock, based on the mean and median for each analysis yielded the following, as compared to the Consideration.

Implied Per Share Value of Common Stock
Premium 1 day prior (to announcement of Arrangement)	US$8.13-US$8.71
Premium 1 week prior (to announcement of Arrangement)	US$9.12-US$9.73
Premium 4 weeks prior (to announcement of Arrangement)	US$10.21-US$11.14
Consideration	US$11.75

Discounted Cash Flows Analysis

Using a discounted cash flows analysis, Piper Jaffray calculated an estimated range of theoretical enterprise values for the Company based on the net present value of (i) projected free cash flows from March 31, 2017 to December 31, 2026 and (ii) a projected terminal value at December 31, 2026 based upon perpetuity growth rates ranging from 3.0% to 4.0%, discounted back to March 31, 2017. The free cash flows for each year and terminal year value were calculated from operating financial projections for such periods provided to Piper Jaffray by the Company. Piper Jaffray calculated the range of net present values for unlevered free cash flows for such periods based on a range of discount rates ranging from 11.7% to 13.7%, based on its estimation of the Company’s weighted average cost of capital.

This analysis resulted in implied per share values for common stock ranging from US$9.52 to US$12.99. Piper Jaffray observed that the Consideration was within the range of implied per share values derived from this analysis.

APPENDIX “F”
PERELLA WEINBERG FAIRNESS OPINION

See attached.

767 Fifth Avenue
New York, NY 10153

T	212.287.3200
F	212.287.3201
pwpartners.com

June 16, 2017

The Board of Directors

Novadaq Technologies Inc.
5090 Explorer Dr, Suite 202

Mississauga, ON L4W 4T9

Canada

Members of the Board of Directors:

Perella Weinberg Partners LP (“Perella Weinberg”, “we” or “us”) understands that Novadaq Technologies Inc., a corporation existing under the laws of Canada, with its registered and records office in Mississauga, Ontario (the “Company”), Stryker Corporation, a corporation existing under the laws of Michigan with its head office in Kalamazoo, Michigan (“Parent”) and Stryker Canada Operations ULC, a corporation existing under the laws of British Columbia, with its registered and records office in Toronto, Ontario (“Sub”), propose to enter into an Arrangement Agreement (the “Arrangement Agreement”), pursuant to which, among other things, Parent proposes to acquire, through Sub, all of the issued and outstanding common shares of the Company (the “Company Common Shares”) for US$11.75 in cash per Company Common Share (the “Per Share Consideration”) by way of a plan of arrangement transaction under the provisions of the Canada Business Corporations Act (the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent. The terms and conditions of the Transaction will be more fully described in a management information circular of the Company (the “Circular”), which will be delivered to holders of Company Common Shares (each, a “Shareholder”) in connection with the Transaction.

You have requested our opinion as to the fairness, from a financial point of view, to the Shareholders of the Per Share Consideration to be received by Shareholders in the proposed Transaction (this “Fairness Opinion”). We have not prepared a formal valuation of the Company, Parent, Sub or any of their respective securities or assets and this Fairness Opinion should not be construed as such.

For purposes of the opinion set forth herein, we have, among other things:

1.     reviewed audited financial statements of the Company for each of the three years ended December 31, 2016, 2015 and 2014 and, in each case, the notes thereto and the management discussion and analysis in respect thereof;

2.     reviewed the unaudited interim reports of the Company for the quarter ended March 31, 2016 and the management discussion and analysis in respect thereof;

3.     reviewed the Notice of Annual and Special Shareholder Meeting and Management Information Circular of the Company for the meeting dated May 17, 2017;

4.     reviewed the annual information form of the Company for the year ended December 31, 2016;

5.     reviewed certain other publicly available documents with respect to the Company, including research analyst reports;

6.     reviewed certain internal financial statements, analyses, forecasts (the “Company Forecasts”), and other financial and operating data relating to the business of the Company, in each case, prepared by management of the Company;

7.     reviewed certain publicly available financial forecasts relating to the Company and other public companies, in each case prepared by equity research analysts and industry sources.

8.     discussed the past and current operations, financial condition and prospects of the Company with management of the Company and the Board of Directors of the Company;

9.     compared the financial performance of the Company with that of certain publicly-traded companies which we believe to be generally relevant;

10.  compared the financial terms of the Transaction with the publicly available financial terms of certain transactions which we believe to be generally relevant;

11.  reviewed the historical trading prices and trading activity for the Company Common Shares, and compared such price and trading activity of the Company Common Shares with that of securities of certain publicly-traded companies which we believe to be generally relevant;

12.  reviewed a draft dated June 14, 2017 of the Arrangement Agreement; and

13.  conducted such other financial studies, analyses and investigations, and considered such other factors, as we have deemed appropriate.

We have not, to the best of our knowledge, been denied access by the Company to any information requested by us.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information supplied or otherwise made available to us (including information that is available from generally recognized public sources) for purposes of this opinion and have further relied upon the assurances of the management of the Company that the information furnished by them for purposes of our analysis does not contain any material omissions or misstatements of material fact. With respect to the Company Forecasts, we have been advised by the management of the Company and have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future financial performance of the Company and the other matters covered thereby and we express no view as to the assumptions on which they are based. In arriving at our opinion, we have not made any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company, nor have we been furnished with any such valuations or appraisals, nor have we assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company. In addition, we have not evaluated the solvency of any party to the Arrangement Agreement, including under any provincial, state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed that the final Arrangement Agreement will not differ in any material respect from the draft of the Arrangement Agreement reviewed by us and that the Transaction will be consummated in accordance with the terms set forth in the Arrangement Agreement, without material modification, waiver or delay. In addition, we have assumed that in connection with the receipt of all the necessary approvals of the proposed Transaction, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on the Company, Parent or the contemplated benefits expected to be derived in the proposed Transaction. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel.

This opinion addresses only the fairness from a financial point of view, as of the date hereof, to Shareholders of the Per Share Consideration to be received by Shareholders pursuant to the Transaction. We have not been asked to, nor do we, offer any opinion as to any other term of the Arrangement Agreement or any other document contemplated by or entered into in connection with the Arrangement Agreement or the form or structure of the Transaction or the likely timeframe in which the Transaction will be consummated. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, whether relative to the Per Share Consideration to be received by Shareholders pursuant to the Transaction or otherwise. We do not express any opinion as to any tax or other consequences that may result from the transactions contemplated by the Arrangement Agreement or any other related document, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand the Company has received such advice as it deems necessary from qualified professionals. Our opinion does not address the underlying business decision of the Company to enter into the Transaction or the relative merits of the Transaction as compared with any other strategic alternative which may be available to the Company. We have not been authorized to solicit and have not solicited indications of interest in a transaction with the Company from any party and we have not been authorized to negotiate or participate in negotiations relating to the Transaction.

During the two year period prior to the date hereof, no material relationship existed between Perella Weinberg or its affiliates and the Company, Parent or any of their respective affiliates pursuant to which compensation was received by Perella Weinberg or its affiliates; however, Perella Weinberg and its affiliates in the future may provide services to the Company and/or Parent and their respective affiliates and in the future may receive compensation for the rendering of these services, although there are currently no understandings, agreements or commitments with respect to the provision of any such services in the future. In the ordinary course of our business activities, Perella Weinberg or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers or clients, in debt or equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of the Company or Parent or any of their respective affiliates.

This opinion is for the information and assistance of the Board of Directors of the Company in connection with, and for the purposes of its evaluation of, the Transaction and may not be used or relied upon by any other person or for any other purpose without our express prior written consent. This opinion is not intended to be and does not constitute a recommendation to any Shareholder as how such Shareholder should vote or otherwise act with respect to the proposed Transaction or any other matter and does not in any manner address the prices at which the Company Common Shares will trade at any time. In addition, we express no opinion as to the fairness of the Transaction to, or any consideration received in connection with the Transaction by the holders of any other class of securities, creditors or other constituencies of the Company. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and the assumptions used in preparing it, and we do not have any obligation to update, revise, or reaffirm this opinion.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion that, as of the date hereof, the Per Share Consideration to be received by Shareholders pursuant to the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

PERELLA WEINBERG PARTNERS LP

Appendix A to the Opinion Letter of Perella Weinberg Partners LP

This Appendix is attached to, and constitutes a material part of, that certain opinion letter (the “Initial Opinion Letter”) dated June 16, 2017 from Perella Weinberg to the Board of Directors of the Company. Unless otherwise noted, all capitalized terms used herein shall have the meanings set forth in the Initial Opinion Letter.

Engagement and Independence of Perella Weinberg

Perella Weinberg acted as financial advisor to the Board of Directors of the Company in connection with the Transaction pursuant to an engagement letter entered into between the Company and Perella Weinberg dated June 6, 2017. Perella Weinberg will receive a fixed fee for its services. In addition, the Company has agreed to reimburse Perella Weinberg for certain expenses that may arise, and indemnify us for certain liabilities and other items that may arise, out of our engagement. Our compensation does not depend in whole or in part on the conclusions reached in this Fairness Opinion.

During the two year period prior to the date of the Fairness Opinion, no material relationship existed between Perella Weinberg or its affiliates and the Company, Parent or any of their respective affiliates pursuant to which compensation was received by Perella Weinberg or its affiliates; however, Perella Weinberg and its affiliates in the future may provide services to the Company and/or Parent and their respective affiliates and in the future may receive compensation for the rendering of these services, although there are currently no understandings, agreements or commitments with respect to the provision of any such services in the future. In the ordinary course of our business activities, Perella Weinberg or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers or clients, in debt or equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of the Company or Parent or any of their respective affiliates.

Credentials of Perella Weinberg

Perella Weinberg is a leading independent, client-focused financial services firm providing advisory and asset management services to a broad, global client base, including corporations, institutions and governments. The issuance of the Fairness Opinion was reviewed and approved by a fairness opinion committee of Perella Weinberg made up of senior investment banking professionals, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of Review

See Initial Opinion Letter.

Assumptions and Limitations

See Initial Opinion Letter.

In support of the Fairness Opinion, Perella Weinberg performed certain analyses on the Company using methodologies and assumptions that were considered appropriate in the circumstances. The Fairness Opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect the Fairness Opinion and the assumptions used in preparing it, and we do not have any obligation to update, revise, or reaffirm the Fairness Opinion.

The analyses contained herein must be considered as a whole. Selecting portions of the analyses or the factors considered by Perella Weinberg, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

In arriving at its conclusion in the Fairness Opinion, Perella Weinberg did not attribute any particular weight to any specific approach or analysis, but rather developed qualitative judgements on the basis of its experience in rendering such opinions and on the information presented as a whole. Shareholders are encouraged to read the Fairness Opinion carefully in its entirety. The Fairness Opinion was provided to the Board in connection with its evaluation of the Consideration to be received pursuant to the Arrangement, does not address any other aspect of the Arrangement and does not constitute a recommendation as to how Shareholders should vote or act with respect to the Arrangement.

Precedent Transaction Analysis

Using publicly available information, Perella Weinberg reviewed the terms of selected precedent transactions involving companies that operated in, or were exposed to, the medical technology industry. Perella Weinberg selected these transactions in the exercise of its professional judgment and experience because Perella Weinberg deemed them to be the most similar in size, scope and impact on the industry to the Company or otherwise relevant to the Arrangement.

For each of the selected precedent transactions, Perella Weinberg calculated and compared the resulting enterprise value in the transaction, the enterprise value as a multiple of the revenue over the last twelve months of publicly available data prior to the announcement of the transaction (“EV/LTM Revenue”) and the enterprise value as a multiple of the consensus third-party research estimates of the next twelve months’ revenue prepared by FactSet (“EV/NTM Revenue”).

Target	Acquiror	Date of Announcement
Cynosure, Inc.	Hologic, Inc.	February 14, 2017
ZELTIQ Aesthetics, Inc.	Allergan plc	February 13, 2017
LifeCell Corporation	Allergan plc	December 20, 2016
Cepheid	Danaher Corporation	September 6, 2016
HeartWare International, Inc.	Medtronic plc	June 27, 2016
LDR Holding Corporation	Zimmer Biomet Holdings, Inc.	June 7, 2016
Sage Products, LLC	Stryker Corporation	February 1, 2016
Thoratec	St. Jude Medical	July 22, 2015
Given Imaging Ltd.	Covidien plc	December 8, 2013
MAKO Surgical Corporation	Stryker Corporation	September 25, 2013
Conceptus, Inc.	Bayer HealthCare, LLC	April 29, 2013
Healthpoint Biotherapeutics Ltd.	Smith & Nephew plc	November 28, 2012
American Medical Systems Holdings, Inc.	Endo Pharmaceuticals Holdings, Inc.	April 11, 2011
AGA Medical Holdings, Inc.	St. Jude Medical, Inc.	October 18, 2010
ev3 Inc.	Covidien plc	June 1, 2010

Perella Weinberg observed that the median EV/LTM Revenue and EV/NTM Revenue multiples were 6.13x and 5.28x, respectively, for all of the selected precedent transactions. Perella Weinberg also observed that the EV/LTM Revenue implied by the US$11.75 of Per Share Consideration was 7.88x and the EV /NTM for the Street Case Revenue and Company Forecasts Revenue were 6.04x and 5.58x, respectively.

Based on the multiples calculated above, Perella Weinberg’s analyses of the various selected precedent transactions and on professional judgments made by Perella Weinberg, Perella Weinberg selected a representative range of multiples of 4.50x — 7.50x to apply to reported EV/LTM Revenue of the Company of approximately $83 million and 4.00x — 6.00x to apply to estimated EV/NTM Street Case Revenue and Company Forecasts Revenue of the Company of approximately US$109 million and US$118 million, respectively. Perella Weinberg applied such ranges to reported EV/LTM Revenue and EV/NTM Street Case Revenue and Company Forecasts Revenue to derive implied per share equity reference ranges for the Shares of approximately US$7.00 to US$11.25 for EV/LTM Revenue, US$8.00 to US$11.75 for estimated EV/NTM Street Case Revenue and approximately US$8.75 to US$12.50 for estimated EV/NTM Company Forecasts Revenue and compared that to the US$11.75 that would be paid holders of common stock based on the Consideration.

Although the selected precedent transactions were used for comparison purposes, none of the selected precedent transactions nor the companies involved in them were either identical or directly comparable to the Arrangement or the Company.

Comparable Company Analysis

Perella Weinberg reviewed and compared certain financial information for the Company to corresponding financial information, ratios and public market multiples for certain publicly held companies in the medical technology industry. Although none of the following companies are identical to the Company, Perella Weinberg selected these companies because they had publicly traded equity securities and were deemed to be similar to the Company. Perella Weinberg relied heavily on peer medical device comparable companies and selected these companies because they are in the medical device sector and of a similar size or growth profile as the Company.

Selected publicly traded companies:

•                  Anika Therapeutics, Inc.

•                  AtriCure, Inc.

•                  AxoGen, Inc.

•                  Cardiovascular Systems, Inc.

•                  Glaukos Corporation

•                  Intersect ENT, Inc.

•                  Invuity, Inc.

•                  iRhythm Technologies, Inc.

•                  MiMedx Group, Inc.

•                  The Spectranetics Corporation

For each of the selected companies, Perella Weinberg calculated and compared financial information and various financial market multiples and ratios based on company filings for historical information and consensus third-party research estimates prepared by FactSet for forecasted information. For the Company, Perella Weinberg made calculations based on company filings for historical information and the Street Case and the Company Forecast for forecasted information.

The analysis indicated the following multiples:

Selected Public Companies
	Company(1)	High	Median	Low
EV to Street Case 2017 Revenue	3.16x	9.67x	5.78x	1.70x
EV to Company Forecast 2017 Revenue	3.00x	9.67x	5.78x	1.70x
EV to Street Case 2018 Revenue	2.50x	7.25x	4.93x	1.28x
EV to Company Forecast 2018 Revenue	2.24x	7.25x	4.93x	1.28x

Based on the multiples calculated above, Perella Weinberg’s analyses of the various selected publicly traded companies and on professional judgments made by Perella Weinberg, Perella Weinberg selected representative ranges of multiples of 3.50x — 8.00x to apply to estimated 2017 revenue of the Company and 2.75x — 6.50x to apply to estimated 2018 revenue. The implied values of the Shares derived from these reference ranges are summarized in the table below. Perella Weinberg compared these ranges the US$11.75 that would be paid holders of common stock based on the Consideration:

Implied Values of the Shares
	Approximate Estimated Revenue	Low	High
Street Case 2017 Revenue	$99 million	$6.50	$13.75
Company Forecast 2017 Revenue	$104 million	$7.00	$14.50
Street Case 2018 Revenue	$125 million	$6.50	$14.25
Company Forecast 2018 Revenue	$140 million	$7.25	$15.75

Discounted Cash Flow Analysis

Perella conducted a discounted cash flow analysis for the Company based on the Company Forecasts by discounting to a present value the unlevered free cash flows (the “UFCFs”) of the Company expected to be generated from the remainder of fiscal year 2017 through fiscal year 2026 as well as a terminal value based on a perpetuity growth rates ranging from 2.5% to 3.5%, such value also having been discounted to a present value. The projected UFCFs of the Company were discounted at the estimated weighted average costs of capital ranging from 11.0% to 13.0% for the Company, calculated based upon the Company’s after-tax cost of debt and equity and weighted based upon an assumed optimal capital structure for the Company. Perella also conducted a discounted cash flow analysis of the Company’s global existing and forecasted net operating losses (“NOLs”) by discounting the expected tax benefits of those NOLs based on forecasted pre-tax earnings.

This analysis resulted in implied per share values for the Shares ranging from approximately US$9.00 to US$12.50 without NOLs and approximately $9.75 to $13.25 with NOLs. Perella Weinberg compared these ranges to the US$11.75 that would be paid to holders of the Shares.

Fairness Conclusion

The Fairness Opinion states that, based upon and subject to the various assumptions and limitations set forth therein, Perella is of the opinion that, as of the date of the Fairness Opinion, the Consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to such holders.

APPENDIX “G”
INTERIM ORDER

See attached.

G - 1

Court File No. CV-17-11865-00CL  ONTARIO SUPERIOR COURT OF JUSTICE (COMMERCIAL LIST) THE HONOURABLE  JUSTICE HAINEY ) ) ) THURSDAY, THE 6TH DAY OF JULY, 2017   IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED, AND RULE 14.05(2) OF THE RULES OF CIVIL PROCEDURE AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF NOVADAQ TECHNOLOGIES INC., AND INVOLVING STRYKER CANADA OPERATIONS ULC AND STRYKER CORPORATION NOVADAQ TECHNOLOGIES INC.  APPLICANT INTERIM ORDER  THIS MOTION made by the Applicant,  Novadaq Technologies Inc. (“Novadaq”), for an interim order for advice and directions pursuant to section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, (the “CBCA”) was heard this day at 330 University Avenue, Toronto, Ontario. ON READING the Notice of Motion, the Notice of Application issued on July 4, 2017 and the affidavit of Derrick Guo sworn July 4, 2017, (the “Guo Affidavit”), including the Plan of Arrangement, which is attached as Appendix D to the draft management information circular of Novadaq  (the “Information Circular”), which is attached as Exhibit A to the Guo Affidavit, and on hearing the submissions of counsel for Novadaq and counsel for Stryker G - 2

Corporation (the “Purchaser”) and on being advised that the Director appointed under the CBCA (the “Director”) does not consider it necessary to appear. Definitions 1. THIS COURT ORDERS that all definitions used in this Interim Order shall have the meaning ascribed thereto in the Information Circular or otherwise as specifically defined herein. The Meeting 2. THIS COURT ORDERS that Novadaq is permitted to call, hold and conduct a special meeting (the “Meeting”) of the holders (the “Shareholders”) of voting common shares in the capital of Novadaq (the “Shares”) to be held at the offices of Stikeman Elliott LLP, 199 Bay Street, Commerce Court West, Suite 5300, Toronto, Ontario, Canada M5L 1B9 on August 4, 2017 at 10:00 a.m. (Toronto time) in order for the Shareholders to consider and, if determined advisable, pass a special resolution authorizing, adopting and approving, with or without variation, the Arrangement and the Plan of Arrangement (collectively, the “Arrangement Resolution”). 3. THIS COURT ORDERS that the Meeting shall be called, held and conducted in accordance with the CBCA, the notice of meeting of Shareholders, which  accompanies the Information Circular (the “Notice of Meeting”) and the articles and by-laws of Novadaq, subject to what may be provided hereafter and subject to further order of this court. 4. THIS COURT ORDERS that the record date (the “Record Date”) for determination of the Shareholders entitled to notice of, and to vote at, the Meeting shall be July 5, 2017. G - 3

5. THIS COURT ORDERS that the only persons entitled to attend or speak at the Meeting shall be: a) the Shareholders or their respective proxyholders;   b) the officers, directors, auditors and advisors of Novadaq; c) representatives and advisors of the Purchaser and Stryker Canada Operations ULC (“Acquireco”); d) the Director; and e) other persons who may receive the permission of the Chair of the Meeting. 6. THIS COURT ORDERS that Novadaq may transact such other business at the Meeting as is contemplated in the Information Circular, or as may otherwise be properly before the Meeting. Quorum 7. THIS COURT ORDERS that the Chair of the Meeting shall be determined by Novadaq and that the quorum at the Meeting shall be the presence, in person or represented by proxy, of holders of not less than 33% of the Shares, irrespective of the number of persons actually present at the Meeting. Amendments to the Arrangement and Plan of Arrangement 8. THIS COURT ORDERS that Novadaq  is authorized to make, subject to the terms of the Arrangement Agreement, and paragraph 9, below, such amendments, modifications or supplements to the Arrangement and the Plan of Arrangement as it may determine without G - 4 any additional notice to the Shareholders, or others entitled to receive notice under paragraphs 12 and 13 hereof and the Arrangement and Plan of Arrangement, as so amended, modified or supplemented shall be the Arrangement and Plan of Arrangement to be submitted to the Shareholders at the Meeting and shall be the subject of the Arrangement Resolution. Amendments, modifications or supplements may be made following the Meeting, but shall be subject to review and, if appropriate, further direction by this Honourable Court at the hearing for the final approval of the Arrangement. 9. THIS COURT ORDERS that, if any amendments, modifications or supplements to the Arrangement or Plan of Arrangement as referred to in paragraph 8, above, would, if disclosed, reasonably be expected to affect a Shareholder’s decision to vote for or against the Arrangement Resolution, notice of such amendment, modification or supplement shall be distributed, subject to further order of this Honourable Court, by press release, newspaper advertisement, prepaid ordinary mail, or by the method most reasonably practicable in the circumstances, as Novadaq may determine. Amendments to the Information Circular 10. THIS COURT ORDERS that Novadaq is authorized to make such amendments, revisions and/or supplements to the draft Information Circular as it may determine and the Information Circular, as so amended, revised and/or supplemental, shall be the Information Circular to be distributed in accordance with paragraphs 12 and 13. Adjournments and Postponements 11. THIS COURT ORDERS that Novadaq, if it deems advisable and subject to the terms of the Arrangement Agreement, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first G - 5 obtaining any vote of the Shareholders respecting the adjournment or postponement, and any such adjournment or postponement of the Meeting shall not change the Record Date, and notice of any such adjournment or postponement shall be given by such method as Novadaq may determine is appropriate in the circumstances. This provision shall not limit the authority of the Chair of the Meeting in respect of adjournments and postponements. Notice of Meeting 12. THIS COURT ORDERS that, in order to effect notice of the Meeting, Novadaq  shall send the Information Circular (including the Notice of Application and this Interim Order), the Notice of Meeting, the form of proxy and the letter of transmittal, along with such amendments or additional documents as Novadaq  may determine are necessary or desirable and are not inconsistent with the terms of this Interim Order (collectively, the “Meeting Materials”), to the following: a) the registered Shareholders at the close of business on the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting, by one or more of the following methods: i) by pre-paid ordinary or first class mail at the addresses of the Shareholders as they appear on the books and records of Novadaq, or its registrar and transfer agent, at the close of business on the Record Date and if no address is shown therein, then the last address of the person known to the Corporate Secretary of Novadaq; ii) by delivery, in person or by recognized courier service or inter-office mail, to the address specified in (i) above; or   G - 6

iii) by facsimile or electronic transmission to any Shareholder, who is identified to the satisfaction of Novadaq, who requests such transmission in writing and, if required by Novadaq, who is prepared to pay the charges for such transmission; b) non-registered Shareholders by providing sufficient copies of the Meeting Materials to intermediaries and registered nominees in a timely manner, in accordance with National Instrument 54-101 of the Canadian Securities Administrators; and c) the respective directors and auditors of Novadaq, and to the Director appointed under the CBCA, by delivery in person, by recognized courier service, by pre-paid ordinary or first class mail or, with the consent of the person, by facsimile or electronic transmission, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting; and that compliance with this paragraph shall constitute sufficient notice of the Meeting. 13. THIS COURT ORDERS that, in the event that Novadaq elects to distribute the Meeting Materials, Novadaq is hereby directed to distribute the Information Circular (including the Notice of Application, and this Interim Order), and any other communications or documents determined by Novadaq be necessary or desirable (collectively, the “Court Materials”) to the holders of Novadaq options, deferred share units, and restricted share units, by any method permitted for notice to Shareholders as set forth in paragraphs 12(a) or 12(b), above, concurrently with the distribution described in paragraph 12 of this Interim Order.  Distribution to such persons shall be to their addresses as they appear on the books G - 7 and records of Novadaq or its registrar and transfer agent at the close of business on the Record Date. 14. THIS COURT ORDERS that accidental failure or omission by Novadaq to give notice of the Meeting or to distribute the Meeting Materials or Court Materials to any person entitled by this Interim Order to receive notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of Novadaq, or the non-receipt of such notice shall, subject to further order of this Honourable Court, not constitute a breach of this Interim Order nor shall it invalidate any resolution passed or proceedings taken at the Meeting. If any such failure or omission is brought to the attention of Novadaq, it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances. 15. THIS COURT ORDERS that Novadaq is hereby authorized to make such amendments, revisions or supplements to the Meeting Materials and Court Materials, as Novadaq may determine in accordance with the terms of the Arrangement Agreement (“Additional Information”), and that notice of such Additional Information may, subject to paragraph 9, above, be distributed by press release, newspaper advertisement, pre-paid ordinary mail, or by the method most reasonably practicable in the circumstances, as Novadaq may determine. 16. THIS COURT ORDERS that distribution of the Meeting Materials and Court Materials pursuant to paragraphs 12 and 13 of this Interim Order shall constitute notice of the Meeting and good and sufficient service of the within Application upon the persons described in paragraphs 12 and 13 and that those persons are bound by any orders made on the within Application. Further, no other form of service of the Meeting Materials or the Court Materials G - 8

or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Meeting to such persons or to any other persons, except to the extent required by paragraph 9, above. Solicitation and Revocation of Proxies  17. THIS COURT ORDERS that Novadaq is authorized to use the letter of transmittal and proxies substantially in the form of the drafts accompanying the Information Circular, with such amendments and additional information as Novadaq may determine are necessary or desirable, subject to the terms of the Arrangement Agreement. Novadaq is authorized, at its expense, to solicit proxies, directly or through its officers, directors or employees, and through such agents or representatives as they may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine. Novadaq may waive generally, in its discretion, the time limits set out in the Information Circular for the deposit or revocation of proxies by Shareholders, if Novadaq deems it advisable to do so. 18. THIS COURT ORDERS that Shareholders shall be entitled to revoke their proxies in accordance with section 148(4) of the CBCA (except as the procedures of that section are varied by this paragraph) provided that any instruments in writing delivered pursuant to s.148(4)(a)(i) of the CBCA: (a) may be deposited with Novadaq’s transfer agent at its Toronto office, as set out in the Information Circular; and (b) any such instruments must be received Novadaq’s transfer agent not later than 10:00am (Toronto time) on August 2, 2017, or in the event that the Meeting is adjourned or postponed, no later than 24 hours, excluding Saturdays, Sundays, and holidays, before any reconvened Meeting. G - 9

Voting 19. THIS COURT ORDERS that the only persons entitled to vote in person or by proxy on the Arrangement Resolution, or such other business as may be properly brought before the Meeting, shall be those Shareholders who hold Shares as of the close of business on the Record Date. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution. 20. THIS COURT ORDERS that votes shall be taken at the Meeting on the basis of one vote per common share and that in order for the Plan of Arrangement to be implemented, subject to further Order of this Honourable Court, the Arrangement Resolution must be passed, with or without variation, at the Meeting by: (i) an affirmative vote of at least two-thirds (662/3%) of the votes cast in respect of the Arrangement Resolution at the Meeting in person or by proxy by the Shareholders; and (ii) a simple majority of the votes cast in respect of the Arrangement Resolution at the Meeting in person or proxy by the Shareholders, excluding votes attaching to Shares held by an “interested party” to the Arrangement within the meaning Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions of the Canadian Securities Regulatory Authorities, but subject to the exemptions noted therein and any exemptions granted thereunder. Such votes shall be sufficient to authorize Novadaq to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a G - 10

basis consistent with what is provided for in the Information Circular without the necessity of any further approval by the Shareholders, subject only to final approval of the Arrangement by this Honourable Court. 21. THIS COURT ORDERS that in respect of matters properly brought before the Meeting pertaining to items of business affecting Novadaq (other than in respect of the Arrangement Resolution), each Shareholder is entitled to one vote for each Share held. Dissent Rights 22. THIS COURT ORDERS that each registered Shareholder shall be entitled to exercise Dissent Rights in connection with the Arrangement Resolution in accordance with section 190 of the CBCA (except as the procedures of that section are varied by this Interim Order and the Plan of Arrangement) provided that, notwithstanding subsection 190(5) of the CBCA, any registered Shareholder who wishes to dissent must, as a condition precedent, provide written objection to the Arrangement Resolution to Novadaq in the form required by section 190 of the CBCA and the Arrangement Agreement, which written objection must be received by Novadaq at 5090 Explorer Drive, Suite 202, Mississauga, Ontario, L4W 4T9 (Attn: Derrick Guo), no later than 4:00 p.m. (Toronto time) on August 2, 2017 or, in the case of any adjournment(s) or postponement(s) of the Meeting, by no later than 4:00 p.m. (Toronto time) on the second business day immediately preceding the day of the adjourned or postponed Meeting, and must otherwise strictly comply with the requirements of the CBCA.  For purposes of these proceedings, the “court” referred to in section 190 of the CBCA means this Honourable Court. G - 11

23. THIS COURT ORDERS that, notwithstanding section 190(3) of the CBCA, Acquireco, not Novadaq, shall be required to offer to pay fair value, as of the day prior to approval of the Arrangement Resolution, for Shares held by registered Shareholders who duly exercise Dissent Rights, and to pay the amount to which such Shareholders may be entitled pursuant to the terms of the Plan of Arrangement. In accordance with the Plan of Arrangement and the Information Circular, all references to the “corporation” in subsections 190(3) and 190(11) to 190(26), inclusive, of the CBCA (except for the second reference to the “corporation” in subsection 190(12) and the two references to the “corporation” in subsection 190(17)) shall be deemed to refer to Acquireco in place of the “corporation”, and Acquireco shall have all of the rights, duties and obligations of the “corporation” under subsections 190(11) to 190(26), inclusive, of the CBCA. 24. THIS COURT ORDERS that any Shareholder who duly exercises such Dissent Rights set out in paragraph 22 above and who: i) is ultimately determined by this Honourable Court to be entitled to be paid fair value for his, her or its Shares, shall be deemed to have transferred those  Shares as of the Effective Time, without any further act or formality and free and clear of all liens, claims, encumbrances, charges, adverse interests or security interests to Acquireco for cancellation in consideration for a payment of cash from Acquireco equal to such fair value; or ii) is for any reason ultimately determined by this Honourable Court not to be entitled to be paid fair value for his, her or its Shares pursuant to the exercise of G - 12 the Dissent Right, shall be deemed to have participated in the  Arrangement on the same basis and at the same time as any non-dissenting Shareholder; but in no case shall Novadaq, the Purchaser, Acquireco or any other person be required to recognize such Shareholders as holders of Shares at or after the date upon which the Arrangement becomes effective and the names of such Shareholders shall be deleted from Novadaq’s register of holders of Shares at that time. Hearing of Application for Approval of the Arrangement 25. THIS COURT ORDERS that upon approval by the Shareholders of the Plan of Arrangement in the manner set forth in this Interim Order, Novadaq may apply to this Honourable Court for final approval of the Arrangement. 26. THIS COURT ORDERS that distribution of the Notice of Application and the Interim Order in the Information Circular, when sent in accordance with paragraphs 12 and 13 shall constitute good and sufficient service of the Notice of Application and this Interim Order and no other form of service need be effected and no other material need be served unless a Notice of Appearance is served in accordance with paragraph 27. 27. THIS COURT ORDERS that any Notice of Appearance served in response to the Notice of Application shall be served on the solicitors for Novadaq , with a copy to counsel for the Purchaser, as soon as reasonably practicable, and, in any event, no less than two days before the hearing of this Application at the following addresses: STIKEMAN ELLIOTT LLP Barristers & Solicitors 5300 Commerce Court West 199 Bay Street Toronto, Canada  M5L 1B9 G - 13

Alexander D. Rose   Tel: (416) 869-5261 arose@stikeman.com  Patrick Corney  Tel:  (416) 869-5668 pcorney@stikeman.com      Fax: (416) 947-0866 Lawyers for Novadaq OSLER, HOSKIN & HARCOURT LLP Box 50, 1 First Canadian Place Toronto, Canada  M5X 1B8  Craig T. Lockwood Tel: (416) 862-5988 clockwood@osler.com Fax: (416) 862-6666  Lawyers for the Purchaser 28. THIS COURT ORDERS that, subject to further order of this Honourable Court, the only persons entitled to appear and be heard at the hearing of the within application shall be: i) Novadaq; ii) the Purchaser and Acquireco; iii) the Director; and iv) any person who has filed a Notice of Appearance herein in accordance with the Notice of Application, this Interim Order and the Rules of Civil Procedure. 29. THIS COURT ORDERS that any materials to be filed by Novadaq in support of the within Application for final approval of the Arrangement may be filed up to one day prior to the hearing of the Application without further order of this Honourable Court.  G - 14

30. THIS COURT ORDERS that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned, only those persons who served and filed a Notice of Appearance in accordance with paragraph 27 shall be entitled to be given notice of the adjourned date. Precedence 31. THIS COURT ORDERS that, to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating, governing or collateral to the Shares, Novadaq options, deferred share units, or restricted share units, or the articles or by-laws of Novadaq, this Interim Order shall govern. Extra-Territorial Assistance 32. THIS COURT seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Honourable Court in carrying out the terms of this Interim Order. Variance 33. THIS COURT ORDERS that Novadaq shall be entitled to seek leave to vary this Interim Order upon such terms and upon the giving of such notice as this Honourable Court may direct. G - 15

Court File No. CV-17-11865-00CL

July 6/17

July 6, 2017.

This Motion is not opposed. I am satisfied that it should be granted on the terms of the attached Interim Order.

Hainey J

ONTARIO
SUPERIOR COURT OF JUSTICE

Proceeding commenced at Toronto

MOTION RECORD
(RETURNABLE JULY 6, 2017)

SUPERIOR COURT OF JUSTICE / COUR SUPÉRIEURE DE JUSTICE
FILED / DÉPOSÉ
JUL 04 2017
AT / À
LOCAL REGISTRAR - GREFFIER LOCAL
TORONTO

Lawyers for the Applicant

G - 16

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED, AND RULE 14.05(2) OF THE RULES OF CIVIL PROCEDURE AND IN THE MATTER OF A  PROPOSED PLAN OF ARRANGEMENT OF NOVADAQ TECHNOLOGIES INC., AND INVOLVING STRYKER CANADA OPERATIONS ULC AND STRYKER CORPORATION Court File No. CV-17-11865-00CL  ONTARIO SUPERIOR COURT OF JUSTICE (COMMERCIAL LIST)  Proceeding commenced at Toronto  INTERIM ORDER (Returnable July 6, 2017)  STIKEMAN ELLIOTT LLP Barristers & Solicitors 5300 Commerce Court West 199 Bay Street Toronto, Canada  M5L 1B9  Alexander D. Rose  LSUC#: 49415P arose@stikeman.com Tel: (416) 869-5261 Patrick Corney  LSUC# 65642N pcorney@stikeman.com Tel: (416) 869-5668 Fax: (416) 947-0866  Lawyers for the Applicant  G - 16

APPENDIX “H”
NOTICE OF APPLICATION FOR FINAL ORDER

See attached.

H - 1

Court File No.  ONTARIO SUPERIOR COURT OF JUSTICE (COMMERCIAL LIST)  IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED, AND RULE 14.05(2) OF THE RULES OF CIVIL PROCEDURE  AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF NOVADAQ TECHNOLOGIES INC., AND INVOLVING STRYKER CANADA OPERATIONS ULC AND STRYKER CORPORATION  NOVADAQ TECHNOLOGIES INC.  Applicant  NOTICE OF APPLICATION  TO THE RESPONDENTS:  A LEGAL PROCEEDING HAS BEEN COMMENCED by the Applicant.  The claim made by the Applicant appears on the following page.  THIS APPLICATION will come on for a hearing before a Judge presiding over the Commercial List on August 9, 2017, at 9:30 a.m., or as soon after that time as the application may be heard, at 330 University Avenue, Toronto, Ontario and thereafter as directed by the Court.  IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the Applicant’s lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.  IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the Applicant’s lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but not later than two days before the hearing.  IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU.  IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE. H -2

Date    July       , 2017 Issued by    Local registrar  Address of court office 330 University Avenue  Toronto, Ontario  M5G 1R7   TO: THE DIRECTORS OF NOVADAQ TECHNOLOGIES INC.  AND TO: THE AUDITOR OF NOVADAQ TECHNOLOGIES INC.  AND TO: ALL HOLDERS OF COMMON SHARES OF NOVADAQ TECHNOLOGIES INC.  AND TO: ALL HOLDERS OF OPTIONS TO PURCHASE COMMON SHARES OF NOVADAQ TECHNOLOGIES INC.  AND TO: ALL HOLDERS OF DEFERRED SHARE UNITS OF NOVADAQ TECHNOLOGIES INC.  AND TO: ALL HOLDERS OF RESTRICTED SHARE UNITS OF NOVADAQ TECHNOLOGIES INC.  AND TO: STRYKER CANADA OPERATIONS ULC AND STRYKER COPRORATION c/o OSLER, HOSKIN & HARCOURT LLP  AND TO:  THE DIRECTOR APPOINTED UNDER THE CANADA BUSINESS CORPORATIONS ACT  Corporations Canada  Jean Edmonds Building  South Tower, 9th floor  365 Laurier Avenue West  Ottawa, ON K1A 0C8 H-3

APPLICATION  1. The Applicant makes an Application for:  (a) An interim order (the “Interim Order”) for advice and directions pursuant to section 192(4) of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the “CBCA”), authorizing Novadaq Technologies Inc. (“Novadaq” or the “Company”) to convene a special meeting (the “Meeting”) of the holders of common shares (the “Shares”) in the capital of Novadaq (collectively, the “Shareholders”) to consider and vote on a special resolution to approve an arrangement of Novadaq under section 192 of the CBCA (the “Arrangement”), pursuant to which Stryker Corporation (the “Purchaser”), through Stryker Canada Operations ULC (“Acquireco”), will, among other things, acquire all of the issued and outstanding Shares at a price of US$11.75 per Share in cash (the “Consideration”);  (b) A final order (the “Final Order”) under section 192 of the CBCA approving the Arrangement pursuant to the plan of arrangement  (the “Plan of Arrangement”), substantially in the form attached to and described in the Notice of Meeting (as defined in the Interim Order) and management information circular of Novadaq to be delivered to the Shareholders and others in accordance with the Interim Order; and  (c) Such further and other relief as this Court deems just. H -4

2. THE GROUNDS FOR THE APPLICATION ARE:   (a) Novadaq is a corporation incorporated under the CBCA;  (b) The Shares are currently listed for trading on the Toronto Stock Exchange and the NASDAQ under the symbols “NDQ” and “NVDQ”, respectively;  (c) The Meeting will be held in Toronto, Ontario;  (d) Novadaq wishes to effect a fundamental change in the nature of an arrangement under the provisions of the CBCA;  (e) The Consideration represents a premium of approximately 95.8% over the closing price of the Shares on the NASDAQ on June 16, 2017, the last trading day before the announcement of the Arrangement;  (f) The Plan of Arrangement deals with (i) options to purchase Shares (“Options”); (ii) deferred share units (“DSUs”); and (iii) restricted share units (“RSUs”) of the Company as follows:  (i) each Option will be deemed to be assigned and transferred to the Company and cancelled by the Company in exchange for a cash payment equal to the amount, if any, by which the Consideration exceeds the U.S. Equivalent Exercise Price of the Option (being the exercise price of the Option, as converted to U.S. dollars using the Bank of Canada closing exchange rate on the date that is two business days preceding the Effective Date of the Plan of Arrangement), in each case, less applicable withholdings and, for greater certainty, where such amount is zero or negative, the Option will be cancelled by the Company without any consideration; H-5

(ii) each DSU will be deemed to be cancelled by the Company in exchange for a cash payment equal to the Consideration, less applicable withholdings;   (iii) each RSU will be deemed to be cancelled by the Company in exchange for a cash payment equal to the Consideration, less applicable withholdings;  (g) All pre-conditions to the approval of the Arrangement will have been satisfied prior to seeking the Final Order, including the requirement to obtain the Shareholders’ approval and the other directions set out in the Interim Order, if granted;  (h) The Arrangement is an “arrangement” within the meaning of section 192(1) of the CBCA;  (i) Novadaq meets the solvency requirements of subsection 192(2) of the CBCA;  (j) It is not practicable for Novadaq to effect a fundamental change in the nature of the Arrangement other than pursuant to the provisions of section 192 of the CBCA;  (k) The Arrangement is fair and reasonable;  (l) The Application has been put forward in good faith and is in the best interests of the Company and its stakeholders;  (m) Certain of the Shareholders and other parties to be served are resident outside of Ontario and will be served pursuant to the terms of the Interim Order and rule 17.02(n) of the Rules of Civil Procedure;  (n) Section 192 of the CBCA; H -6

(o) National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer;   (p) Rules 14.05, 37 and 38 of the Rules of Civil Procedure; and  (q) Such further and other grounds as counsel may advise and this Court may permit.  3. THE FOLLOWING DOCUMENTARY EVIDENCE WILL BE USED AT THE HEARING OF THE APPLICATION:  (a) The Affidavit of Derrick Guo on behalf of the Company, to be affirmed, and the exhibits thereto;  (b) Any further or supplementary Affidavit to be affirmed, and the exhibits thereto, reporting as to compliance with the Interim Order, if granted, and the results of any meeting conducted pursuant to such Interim Order; and  (c) Such further and other materials as counsel may advise and this Court may permit.  June [x], 2017 STIKEMAN ELLIOTT LLP Barristers & Solicitors 5300 Commerce Court West 199 Bay Street Toronto, ON M5L 1B9   Alexander D. Rose  LSUC#: 49415P Tel: (416) 869-5261 arose@stikeman.com  Patrick Corney LSUC#: 65462N Tel:  (416) 869-5668 pcorney@stikeman.com    Fax: (416) 947-0866 H -7

Alexander D. Rose LSUC#: 49415P Tel: (416) 869-5261 arose@stikeman.com Patrick Corney LSUC#: 65462N Tel: (416) 869-5668 pcorney@stikeman.com Fax: (416) 947-0866 Lawyers for the Applicant H-8

Lawyers for the Applicant   IN THE MATTER OF AN APPLICATION UNDER SECTION 92 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED AND IN THE MATTER OF RULE 14.05(2) OF THE RULES OF CIVIL PROCEDURE  AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF NOVADAQ TECHNOLOGIES INC., ET AL    Court File No.                               ONTARIO SUPERIOR COURT OF JUSTICE (COMMERCIAL LIST) Proceeding Commenced at Toronto  NOTICE OF APPLICATION  STIKEMAN ELLIOTT LLP Barristers & Solicitors 5300 Commerce Court West 199 Bay Street Toronto, Canada  M5L 1B9 Alexander D. Rose  LSUC#: 49415P Tel: (416) 869-5261 arose@stikeman.com   Patrick Corney LSUC#: 65462N Tel:  (416) 869-5668 pcorney@stikeman.com      Fax: (416) 947-0866  Lawyers for the Applicant  H - 9

APPENDIX “I”
SECTION 190 OF THE CBCA

Right to dissent

190 (1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c) amalgamate otherwise than under section 184;

(d) be continued under section 188;

(e) sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f) carry out a going-private transaction or a squeeze-out transaction.

Further right

(2) A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

If one class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.

Payment for shares

(3) In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

No partial dissent

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(5) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

Notice of resolution

(6) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Demand for payment

(7) A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a) the shareholder’s name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares.

Share certificate

(8) A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Forfeiture

(9) A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

Endorsing certificate

(10) A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

Suspension of rights

(11) On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a) the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b) the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

Offer to pay

(12) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Same terms

(13) Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

Payment

(14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Corporation may apply to court

(15) Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

Shareholder application to court

(16) If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

Venue

(17) An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

No security for costs

(18) A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

Parties

(19) On an application to a court under subsection (15) or (16),

(a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court

(20) On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

Appraisers

(21) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(22) The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

Interest

(23) A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Notice that subsection (26) applies

(24) If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Effect where subsection (26) applies

(25) If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation

(26) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

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Shorecrest

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